Filed Pursuant to Rule 424(b)(3)
Registration No. 333-153394

Oscient Pharmaceuticals

Exchange Offer

12.50% Convertible Guaranteed Senior Notes due 2011 and Common Stock for its 3.50% Convertible Senior Notes due 2011

If you elect to participate in the exchange offer, for each $1,000 principal amount of our 3.50% Convertible Senior Notes due 2011, or “existing 2011 notes,” you tender, you will receive from us:

•	$400 principal amount of our 12.50% Convertible Guaranteed Senior Notes due 2011, or “new notes”; and

•	100 shares of our Common Stock, par value $0.10 or “common stock”.

The new notes will be guaranteed by our subsidiary Guardian II Acquisition Corporation, or Guardian II, and Guardian II’s guarantee will be secured on a second priority lien basis by substantially all of its assets. The security granted in favor of the guarantee will be subject to standstill and turnover provisions. The security may be released in certain circumstances. The security will also be subject to contractual and legal limitations under applicable law.

The new notes will be issued in denominations of $1,000 and any integral multiples of $1,000.

The new notes will accrue interest at a rate of 12.50% per annum. We may elect to pay interest on the new notes in cash or in kind by increasing the principal amount of the new notes or issuing additional new notes (“PIK interest”). If we elect to pay PIK interest, we will increase the principal amount of the new notes or issue additional new notes in an amount equal to the amount of PIK interest for the applicable interest payment period to the holders of the new notes on the relevant record date (in integral multiples of $1,000).

The exchange offer is open to all holders of our 3.50% Convertible Senior Notes due 2011. The exchange offer expired at 11:59 p.m., New York City time, on November 21, 2008.

Our common shares are traded on the NASDAQ Global Market under the symbol “OSCI.” On November 21, 2008, the last reported sale price of our common shares on the NASDAQ Global Market was $0.47 per share. The new notes will not be listed on the NASDAQ Global Market or any national securities exchange. We mailed a preliminary prospectus and revised letter of transmittal on November 7, 2008.

See “Risk Factors” beginning on page 20 for a discussion of factors you should consider before deciding to participate in the exchange offer.

We have retained The Altman Group, Inc. as our information agent to assist you in connection with the exchange offer. You may call The Altman Group, Inc. at (866) 751-6316, to receive additional documents and to ask questions relating to the process of tendering your existing 2011 notes in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The dealer managers for the exchange offer:

Lazard Capital Markets	MTS Securities, LLC

The date of this Prospectus is November 24, 2008

You should rely only on the information contained in this prospectus. We have not, and the dealer managers have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-4 with the Securities and Exchange Commission, or SEC, for the exchange offer. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Although we have disclosed the material terms of any contracts, agreements, or other documents that are referenced in this prospectus, you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements, or other documents.

We are a public company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s website at “http://www.sec.gov.” In addition, our common stock is listed for trading on the NASDAQ Global Market. You can read and copy reports and other information concerning us at the offices of the Financial Industry Regulation Authority located at 1735 K Street, Washington, D.C. 20006. You may also access our filings with the SEC and obtain other information about us through the website maintained by Oscient, which is located at “http://www.oscient.com,” as soon as reasonably practicable after these materials have been electronically filed with, or furnished to, the SEC. Please note that all references to “www.oscient.com” in this registration statement and prospectus are inactive textual references only and that the information contained on Oscient’s website is neither incorporated by reference into this registration statement or prospectus nor intended to be used in connection with either the exchange.

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PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before exchanging your existing 2011 notes for the new notes in connection with the exchange offer. For a more complete understanding of Oscient and the exchange offer, we encourage you to read carefully this entire prospectus. Unless otherwise stated, all references to “us,” “our,” “Oscient,” “we,” the “Company” and similar designations refer to Oscient Pharmaceuticals Corporation and its consolidated subsidiaries unless the context otherwise requires.

Our Company

Overview

We are a commercial-stage pharmaceutical company marketing two FDA-approved products to community-based primary care physicians through our national primary care sales force, ANTARA® (fenofibrate) capsules, a cardiovascular product, approved by the FDA for the adjunct treatment of hypercholesterolemia (high blood cholesterol) and hypertriglyceridemia (high triglycerides) in combination with a healthy diet and FACTIVE® (gemifloxacin mesylate) tablets, an antibiotic approved by the FDA for the five-day treatment of acute bacterial exacerbations of chronic bronchitis (AECB) and the five-day treatment of community-acquired pneumonia of mild to moderate severity (CAP).

We market ANTARA and FACTIVE in the U.S. through our 250-person national sales force, which focuses on primary care physicians who predominantly treat older patients and those with co-morbid conditions that may benefit from our products. With FACTIVE, our strategy outside of the U.S. has been to grant commercialization rights to third parties in order to leverage the additional resources that a pharmaceutical marketing partner with expertise in such countries can provide. Pfizer, S.A. de C.V. (Pfizer Mexico) is currently commercializing FACTIVE in Mexico, Abbott Laboratories, Ltd. (Abbott Canada) has launched FACTIVE in Canada, and Menarini International Operation Luxembourg SA (the Menarini Group) has licensed the drug for sale in Europe.

We are currently exploring partnering and other strategic opportunities for the continued development of our late-stage antibiotic candidate, Ramoplanin, for the treatment of Clostridium difficile-associated disease.

Our business growth strategy is to increase the sales of our existing products and to gain access to new products via transactions, including acquisition, in-licensing and co-promotion for the U.S. marketplace in order to leverage our existing commercial infrastructure. Our review of potential additions to our portfolio of marketed products is focused on those products which are commonly prescribed by those primary care physicians that we currently visit during the marketing of ANTARA and FACTIVE. As we currently direct our sales effort largely at those primary care physicians that treat older patients with co-morbities, a range of therapeutic categories can be considered for our portfolio, including cardiovascular, diabetes, metabolic, anti-infectives among others.

ANTARA

ANTARA is approved by the FDA to treat hypercholesterolemia and hypertriglyceridemia in combination with a healthy diet. On August 18, 2006, we acquired rights to ANTARA in the U.S. from Reliant Pharmaceuticals Inc. for $78.0 million plus a $4.3 million payment for ANTARA inventory. In connection with this acquisition, we were assigned rights to and assumed obligations under an exclusive license to the U.S. rights to ANTARA from Ethypharm S.A.

In 2007, total U.S. sales of fenofibrate products were approximately $1.7 billion, a 12% increase over 2006 sales. The fenofibrate market has experienced a 25% average annual growth in sales since 2003. Prior to our acquisition, in the 12 months ended June 30, 2006, ANTARA generated approximately $35 million in sales. Comparatively, in the 12 months ended September 30, 2008, ANTARA generated $68 million in net sales.

Since we began marketing ANTARA on August 18, 2006, net revenues from the drug totaled $124 million through September 30, 2008.

It is estimated that nearly 37 million Americans have total cholesterol values above recommended levels and heart disease remains the number one cause of death in the U.S. Abnormal cholesterol and lipid levels, known as dyslipidemia, can lead to the development of atherosclerosis, a dangerous hardening of blood vessels and a major risk factor for the development of coronary heart disease.

ANTARA is a once-daily formulation of fenofibrate approved for use in combination with a diet restricted in saturated fat and cholesterol to reduce elevated low-density lipoprotein cholesterol (LDL or “bad” cholesterol), triglyceride and apolipoprotein B (free floating fats in the blood) levels and to increase high-density lipoprotein cholesterol (HDL or “good” cholesterol) in adult patients with high cholesterol or an abnormal concentration of lipids in the blood. ANTARA received FDA approval in November 2004 and is approved and marketed in 43 mg and 130 mg doses.

In a clinical trial conducted in 2004, ANTARA was studied in the Triglyceride Reduction in Metabolic Syndrome study, known as TRIMS, to measure the impact of ANTARA on cholesterol levels in patients with multiple cardiovascular risk factors and to assess the use of ANTARA without regard to meals. Of the 146 patients studied, 70% had hypertension and 32% had diabetes. The double-blind, placebo-controlled trial measured levels of total cholesterol, triglycerides, HDLs and LDLs, as well as other types of cholesterol, during eight weeks of therapy. In the study, ANTARA demonstrated the ability to reduce triglyceride and increase HDL cholesterol levels after two weeks of therapy. At the end of therapy, patients treated with ANTARA had a statistically significant 37% reduction in their triglyceride levels and a statistically significant 14% increase in their HDL levels.

FACTIVE

In April 2003, FACTIVE, a fluoroquinolone antibiotic, was approved by the FDA for the five-day treatment of AECB (acute bacterial exacerbations of chronic bronchitis) and seven-day treatment of CAP (community acquired pneumonia) of mild to moderate severity. On May 1, 2007, the FDA approved FACTIVE for the five-day treatment of CAP. We license the rights to gemifloxacin, the active ingredient in FACTIVE tablets, from LG Life Sciences. We launched FACTIVE in the U.S. in September 2004. In fiscal year 2007, FACTIVE generated $21.4 million in net revenues. For the twelve months ended December 31, 2005, 2006 and 2007, FACTIVE generated $20.5 million, $22.1 million and $21.4 million in net revenues, respectively. For the nine months ended September 30, 2008, FACTIVE generated $11.3 million in net revenues.

Chronic bronchitis is a health problem associated with significant morbidity and mortality. It is estimated that chronic bronchitis affects more than 9 million adults in the U.S. Patients with chronic bronchitis are prone to frequent exacerbations, characterized by increased cough and other symptoms of respiratory distress. Studies have estimated that 1 to 4 exacerbations occur each year in patients with chronic bronchitis; studies estimate that two-thirds are caused by bacteria. These exacerbations are estimated to account for approximately 12 million physician visits per year in the U.S.

CAP (community-acquired pneumonia) is a common and serious illness in the U.S. Of the 4 to 5 million reported cases per year, nearly 1 million cases occur in patients over the age of 65. CAP cases result in approximately

10 million physician visits and as many as 1 million hospitalizations annually. Antibiotics are the mainstay of treatment for most patients with pneumonia, and where possible, antibiotic treatment should be specific to the pathogen responsible for the infection and individualized.

Over the last decade, resistance to penicillins and macrolides has increased significantly, and in many cases, fluoroquinolones are now recommended as first-line therapy due to their efficacy against a wide range of respiratory pathogens, including many antibiotic resistant strains. The most recent treatment guidelines from the Infectious Diseases Society of America and the American Thoracic Society recommend fluoroquinolones as a first-line treatment for certain higher-risk patients with CAP and as therapy for treating patients with pneumonia in geographic regions of the U.S. with high levels of macrolide-resistant Streptococcus pneumoniae.

Clinical Candidate

Given our strategic decision to concentrate our financial resources on building our commercial business, we have been seeking to out-license, co-develop or sell our rights to our late-stage antibiotic candidate Ramoplanin to a partner.

In October 2001, we in-licensed U.S. and Canadian rights to Ramoplanin from Vicuron Pharmaceuticals Inc., or Vicuron, now a wholly-owned subsidiary of Pfizer Inc., and on February 3, 2006, acquired worldwide rights from Vicuron. Ramoplanin is a novel glycolipodepsipeptide antibiotic. In July 2004, we completed a Phase II trial to assess the safety and efficacy of two doses of Ramoplanin versus vancomycin in the treatment of Clostridium difficile-associated disease (CDAD) the most commonly recognized microbial cause of diarrhea, resulting from high rates of colonization in hospitalized patients and the frequent use of antimicrobials. While the study did not meet its primary endpoint, non-inferiority at the test-of-cure visit, the response rates for all three arms were comparable.

Based on the results we observed in our Phase II trial, we had discussions with the FDA on the design of a Phase III program. In December 2005, we agreed with the FDA to a Special Protocol Assessment regarding the specific components of a Phase III program that, if completed successfully, would support regulatory approval of Ramoplanin for the indication. Oscient has not initiated the Phase III program and expects that clinical development for Ramoplanin will advance only under the direction of a development partner. Because the Special Protocol Assessment was agreed to by the FDA in 2005, we cannot guarantee that the FDA will continue to regard it as binding on the agency if and when a prospective partner re-initiates the Ramoplanin clinical development process.

Financial

In fiscal 2007, our revenues increased to approximately $80.0 million from approximately $46.2 million in fiscal 2006. On November 4, 2008, we announced financial results for the third quarter of 2008. We recorded total revenues of approximately $21.8 million for the three-months ended September 30, 2008, compared to approximately $15.6 million in total revenues for the three-months ended September 30, 2007 and recorded total revenues of approximately $60.4 million for the nine months ended September 30, 2008 compared to approximately $54.7 million for the nine months ended September 30, 2007.

As of September 30, 2008, we had approximately $29.0 million in total cash, cash equivalents and restricted cash. Of that total, approximately $4.2 million consists of restricted cash related to letters of credit on our facilities. We believe our existing funds, anticipated cash generated from operations and our ability to manage expenses will be sufficient to support our current plans to February 2009.

In financial guidance provided to investors in November 2008, we have stated that we expect total revenue for fiscal 2008 to increase by approximately 15% from fiscal 2007 revenue levels, to approximately $92 million in ANTARA and FACTIVE revenues, with approximately 80% of those revenues from ANTARA. We anticipate a net decrease in cash of approximately $33 million in fiscal 2008. This guidance does not include any cash impact of steps taken to recalibrate our capital structure or the acquisition and marketing of a third product, which remains one of our top business development goals for fiscal 2008. Our guidance and projections are based on results to date, as well as historical wholesaler buying patterns. However, in this economic climate, wholesalers may not follow historical year-end buying patterns, which could impact our results.

We are currently pursuing privately raising additional capital from investors through equity financing, the incurrence of indebtedness, or a combination of equity and debt. We plan to use the additional capital if raised to repay approximately $17 million of indebtedness which comes due in February 2009, for operating cash and to execute our business strategy. We currently do not expect to complete any capital raise before the expiration of the exchange offer and we cannot guarantee that we will be able to raise additional capital in the future.

The statements of financial guidance set forth above are forward-looking statements and are based on management’s assumptions of our future financial performance. Some of the important risk factors that could cause our actual results to differ materially from those expressed in our forward-looking statements are included under the heading “Risk Factors” in this prospectus. We encourage you to read these risks carefully. We caution investors not to place significant reliance on the forward-looking statements contained in this prospectus.

Guarantor

Our wholly-owned subsidiary Guardian II Acquisition Corporation, or Guardian II, is incorporated in Delaware. Guardian II’s assets include certain license rights to sell ANTARA capsules in the U.S. and the associated intellectual property rights, ANTARA inventory and the accounts receivable from sales of ANTARA.

Corporate Information

Oscient is incorporated in The Commonwealth of Massachusetts. Our principal executive offices are located at 1000 Winter Street, Suite 2200, Waltham, MA 02451. Our telephone number at this location is (781) 398-2300. Our sales and marketing functions are located in Skillman, NJ. Our website is located at “http://www.oscient.com”. The content on our website and on websites linked from it are for informational purposes and not incorporated into or a part of this prospectus nor intended to be used in connection with the exchange offer.

Our logo, trademarks and service marks are the property of Oscient. FACTIVE is a trademark of LG Life Sciences, Ltd. ANTARA is a trademark of Oscient. Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

The Exchange Offer

We have summarized the terms of the exchange offer in this section. Before you decide whether to tender your existing 2011 notes in the exchange offer, you should read the detailed description of the offer under “The Exchange Offer” and of the new notes under “Description of New Notes” and of our common stock under “Description of Capital Stock” for further information.

Terms of the exchange offer	We are offering to exchange for each $1,000 principal amount of existing 2011 notes $400 principal amount of new notes and 100 shares of common stock. New notes will be issued in denominations of $1,000 and any integral multiples of $1,000. You may tender all, some or none of your existing 2011 notes. We will settle any fractional new notes in shares of the Company’s common stock based on the simple average of the daily volume-weighted average price of a share of our common stock on the NASDAQ Global Market for each of the five trading days prior to and including the second business day before the expiration date of the exchange offer and any fractional shares of common stock will be rounded up to the next full share.

Conversion Price	The new notes will be convertible into our common stock at any time on or prior to maturity at a conversion price of $1.10 per share.

Deciding whether to participate in the exchange offer	Neither we nor our officers or directors make any recommendation as to whether you should tender or refrain from tendering all or any portion of your existing 2011 notes in the exchange offer. Further, we have not authorized anyone to make any such recommendation. You must make your own decision whether to tender your existing 2011 notes in the exchange offer and, if so, the aggregate amount of existing 2011 notes to tender. You should read this prospectus and the letter of transmittal and consult with your advisors, if any, to make that decision based on your own financial position and requirements. In particular, you should know that there are certain significant adverse tax consequences that could result from the exchange of existing 2011 notes or the holding, conversion or other disposition of the new notes. Investors considering the exchange of existing 2011 notes for new notes should discuss the tax consequences with their own tax advisors. See “Material U.S. Federal Income Tax Consequences.”

Expiration date; extension; termination	The exchange offer and withdrawal rights will expire at 11:59 p.m., New York City time, on November 21, 2008, or any subsequent time or date to which the exchange offer is extended. We may extend the expiration date or amend any of the terms or conditions of the exchange offer for any reason. In the case of an extension, we will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. If we extend the expiration date, you must tender your existing 2011 notes prior to the date identified in the press release or public announcement if you wish to participate in the exchange offer. In the case of an amendment, we will issue a press release or other public announcement. We have the right to:

•	extend the expiration date of the exchange offer and retain all tendered existing 2011 notes, subject to your right to withdraw your tendered existing 2011 notes; and

•

waive any condition or otherwise amend any of the terms or conditions of the exchange offer in any respect, other than the condition that the registration statement relating to the exchange offer be declared effective.

Conditions to the exchange offer	The exchange offer is subject to the registration statement, and any post-effective amendment to the registration statement covering the new notes and the common stock, being effective under the Securities Act of 1933, as amended, or the “Securities Act.” The exchange offer is also subject to customary conditions, which we may waive. The satisfaction or waiver of the conditions, other than those that relate to governmental or regulatory conditions necessary to the consummation of the exchange offer, will be determined as of the expiration date of the exchange offer currently scheduled for November 21, 2008.

Withdrawal rights	You may withdraw a tender of your existing 2011 notes at any time before the exchange offer expires by delivering a written notice of withdrawal to U.S. Bank National Association, the exchange agent, before the expiration date. If you change your mind, you may re-tender your existing 2011 notes by again following the exchange offer procedures before the exchange offer expires. In addition, if we have not accepted your tendered existing 2011 notes for exchange, you may withdraw your existing 2011 notes at any time after 30 days after expiration of the exchange offer.

Procedures for tendering existing 2011 notes	If you hold existing 2011 notes through a broker, dealer, commercial bank, trust company or other nominee, you should contact that person promptly if you wish to tender your existing 2011 notes. Tenders of your existing 2011 notes will be effected by book-entry transfers through The Depository Trust Company.

If you hold existing 2011 notes through a broker, dealer, commercial bank, trust company or other nominee, you may also comply with the procedures for guaranteed delivery.

Please do not send letters of transmittal to us. You should send letters of transmittal to U.S. Bank National Association, the exchange agent, at its office as indicated under “The Exchange Offer” at the end of this prospectus or in the letter of transmittal. The exchange agent can answer your questions regarding how to tender your existing 2011 notes.

Secured Guarantee	The new notes issued in the exchange offer and any additional new notes we may issue under the new notes indenture up to an aggregate of $140,000,000 principal amount, plus interest and fees, will be guaranteed by our subsidiary Guardian II and Guardian II’s guarantee will be secured on a second priority lien basis by substantially all of its assets.

Accrued interest on existing 2011 notes	Holders of existing 2011 notes will receive accrued and unpaid interest on any existing 2011 notes accepted in the exchange offer. The amount of accrued interest will be calculated from the last interest payment date up to, but excluding, the closing date of the exchange offer and will be paid in cash. Accordingly, there will not be a gap in the interest accrual on existing 2011 notes tendered in the exchange offer.

Interest on new notes	Interest on the new notes will be payable at a rate of 12.50% per year, payable semiannually on April 15 and October 15 of each year, commencing April 15, 2009. Interest on the new notes will begin to accrue from the closing date of the exchange offer.

We may elect to pay interest on the new notes at our option:

•	in cash, or

•	by increasing the principal amount of the new notes or by issuing additional new notes (“PIK interest”).

If we elect to pay PIK interest, we will increase the principal amount of the new notes or issue additional new notes in an amount equal to the amount of PIK interest for the applicable interest payment period to the holders of the new notes on the relevant record date (in integral multiples of $1,000).

Trading	Our common shares are traded on the NASDAQ Global Market under the symbol “OSCI.” For additional information, see “Risk Factors”—“Risks Related to our Business”—“Failure to regain compliance of the NASDAQ Global Market continued listing requirements may result in our common stock being delisted from The NASDAQ Global Market.”

Information agent	The Altman Group, Inc.

Exchange agent	U.S. Bank National Association

Dealer managers	Lazard Capital Markets LLC and MTS Securities, LLC

Further information	You may call The Altman Group, Inc. at (866) 751-6316, to receive additional documents and to ask questions relating to the process of tendering your existing 2011 notes in the exchange offer.

If you wish to contact the dealer managers, please contact Lazard Capital Markets LLC at (415) 281-3420, attention Simon Manning.

Risk factors	You should carefully consider the matters described under “Risk Factors,” as well as other information, set forth in this prospectus and in the letter of transmittal.

Consequences of not exchanging existing 2011 notes	The liquidity and trading market for existing 2011 notes not tendered in the exchange offer could be adversely affected to the extent a significant amount of the existing 2011 notes are tendered and accepted in the exchange offer.

Tax consequences	Subject to the limitations set forth in “Material United States Federal Income Tax Consequences” (below), it is more likely than not that the exchange of existing 2011 notes for shares of common stock should qualify as a tax-free recapitalization for U.S. federal income tax purposes with the result that U.S. holders of existing 2011 notes should not recognize any gain or loss on the exchange with respect thereto. However, based on all the relevant facts and circumstances of the new notes, including the guarantee by Guardian II secured by a second lien on its property, the convertibility of the new notes, the term being less than three years and their other terms, it is not clear whether the new notes received in exchange for the existing 2011 notes would be considered securities eligible for tax-free receipt as part of a recapitalization. If the exchange qualifies as a recapitalization and the new notes are treated as securities for this purpose, a U.S. Holder should not recognize any gain or loss on the exchange. Alternatively, the exchange could be treated as a recapitalization with respect to the exchange of existing 2011 notes for shares of common stock, but with the receipt of the new notes being treated as “other property,” with the result that U.S. Holders of the existing 2011 notes would not recognize any loss, but would recognize gain (if any), on the entire exchange of existing 2011 notes for new notes and shares of common stock to the extent of the fair market value of the new notes received. It is also possible that the exchange of the existing 2011 notes for new notes and shares of common stock could be treated as a taxable exchange with the result that U.S. Holders of existing 2011 notes could recognize gain or loss on such exchange. You should read “Material United States Federal Income Tax Consequences” for a more complete description of the U.S. federal income tax consequences of the exchange.

Tax matters are very complicated, and the tax consequences of the exchange to you will depend on your own situation. You should consult your own tax advisor to determine the effect of the exchange on you under U.S. Federal, State, local and foreign tax laws.

Ratio of earnings to fixed charges	Earnings were insufficient to cover fixed charges by $53.2 million, $15.2 million, $29.5 million, $78.3 million, $88.6 million, $93.5 million and $29.4 million for the nine month periods ended September 30, 2008 and 2007 and the years ended December 31, 2007, 2006, 2005, 2004 and 2003, respectively.

Comparison of New Notes and Existing 2011 Notes

The following is a brief summary of the terms of the new notes and the existing 2011 notes. For a more detailed description of the new notes and existing 2011 notes, see “Description of New Notes” and “Description of Existing 2011 Notes.”

	New Notes	Existing 2011 Notes
Securities	Up to $90,280,000 in principal amount of our 12.50% Convertible Guaranteed Senior Notes due 2011.	As of the date of this prospectus, there is $225,700,000 in principal amount of our existing 3.50% Convertible Senior Notes due 2011 outstanding.

Issuer	Oscient Pharmaceuticals Corporation, a Massachusetts corporation.	Oscient Pharmaceuticals Corporation, a Massachusetts corporation.

Maturity	January 15, 2011.	April 15, 2011.

Interest	Interest on the new notes will be payable at a rate of 12.50% per year, payable semiannually on April 15 and October 15 of each year, commencing April 15, 2009, except that the final interest payment date will be January 15, 2011.	Interest on the existing 2011 notes is payable at a rate of 3.50% per year, payable semiannually on April 15 and October 15 of each year.

	We may elect to pay interest on the new notes in cash or by increasing the principal amount of the new notes or by issuing additional new notes (“PIK interest”) in an amount equal to the amount of interest for the applicable interest payment period. PIK interest will be paid in $1,000 minimum denominations and in integral multiples thereof (with fractional interest paid in cash).	Interest on the existing 2011 notes is payable only in cash.

Conversion rights	The new notes will be convertible, at the option of the holder, at anytime on or prior to maturity, into shares of our common stock at an initial conversion rate of 909.0909 shares per $1,000 principal amount of new notes (equal to a conversion price of approximately $1.10 per share).	The existing 2011 notes are convertible, at the option of the holder, at anytime on or prior to maturity, into shares of our common stock at a conversion rate of 74.0741 shares per $1,000 principal amount of existing 2011 notes (equal to a conversion price of approximately $13.50 per share). The conversion rate is subject to adjustment.

	New Notes	Existing 2011 Notes
	The conversion rate is subject to adjustment. There will be no limitation as to the principal amount of the new notes you can convert at any time.	There is no limitation as to the principal amount of existing 2011 notes you can convert at any time.

Auto-conversion	We will have the right to automatically convert some or all of the new notes (an “automatic conversion”) on or prior to January 15, 2011 if the closing price of our common shares has exceeded 130% of the conversion price then in effect for at least 20 trading days during any consecutive 30 trading day period ending within five trading days prior to the notice of automatic conversion (an “automatic conversion price”).	We have the right to automatically convert some or all of the existing 2011 notes (an “automatic conversion”) on or prior to the maturity date if the closing price of our common shares has exceeded 130% of the conversion price then in effect for at least 20 trading days during any consecutive 30 trading day period ending within five trading days prior to the notice of automatic conversion (an “automatic conversion price”).

Additional interest upon automatic conversion	If we elect to automatically convert some or all of your new notes on or prior to the date that is one year from the original issue date of the new notes issued in the exchange offer, we will pay additional interest to holders of new notes being converted. This additional interest will be equal to the amount of interest that would have been payable on the new notes from the last day interest was paid on the new notes, through and including the date which is one year from the original issue date of the new notes issued in the exchange offer. Additional interest, if any, will be paid in cash or, solely at our option, in our common shares or a combination of cash and our common shares. If we pay additional interest upon an automatic conversion with our common shares, such shares will be valued at 90% of the automatic conversion price that is in effect at that time.	If we elect to automatically convert some or all of your existing 2011 notes on or prior to May 10, 2010, we will pay additional interest to holders of existing 2011 notes being converted. This additional interest will be equal to the amount of interest that would have been payable on the existing 2011 notes from the last day interest was paid on the existing 2011 notes, through and including May 10, 2010. Additional interest, if any, will be paid in cash or, solely at our option, in our common shares or a combination of cash and our common shares. If we pay additional interest upon an automatic conversion with our common shares, such shares will be valued at 90% of the automatic conversion price that is in effect at that time.

	New Notes	Existing 2011 Notes
Additional interest upon voluntary conversion	If you elect to voluntarily convert some or all of your new notes on or prior to the date that is two years from the original issue date of the new notes issued in the exchange offer, we will pay additional interest to holders of new notes being converted. This additional interest will be equal to the amount of interest that would have been payable on the new notes from the last day interest was paid on the new notes, through and including the date which is two years from the original issue date of the new notes issued in the exchange offer. Additional interest, if any, will be paid in cash or, solely at our option, in our common shares or a combination of cash and our common shares. If we pay additional interest upon a voluntary conversion with our common shares, such shares will be valued at the conversion price that is in effect at that time.	If you elect to voluntarily convert some or all of your existing 2011 notes on or prior to May 10, 2010, we will pay additional interest to holders of existing 2011 notes being converted. This additional interest will be equal to the amount of interest that would have been payable on the existing 2011 notes from the last day interest was paid on the existing 2011 notes, through and including May 10, 2010. Additional interest, if any, will be paid in cash or, solely at our option, in our common shares or a combination of cash and our common shares. If we pay additional interest upon a voluntary conversion with our common shares, such shares will be valued at the conversion price then in effect.

Repurchase or redemption at holder’s option upon a fundamental change	You may require us to repurchase your new notes upon a fundamental change, as described in “Description of New Notes,” in cash at 100% of the principal amount, plus accrued and unpaid interest, to but excluding the fundamental change repurchase date.	You may require us to repurchase your existing 2011 notes upon a fundamental change, as described in “Description of Existing 2011 Notes,” in cash at 100% of the principal amount, plus accrued and unpaid interest, to but excluding the fundamental change repurchase date.

Conversion rate adjustment upon a fundamental change	In the event of a fundamental change, we may be required to increase the conversion rate for the new notes surrendered for conversion in connection with the fundamental change. See “Description of New Notes— Conversion rate adjustment on a fundamental change.” In no event will the conversion rate exceed 2,255.51 shares per $1,000 principal amount of new notes (subject to adjustment).	In the event of a fundamental change, we may be required to increase the conversion rate for the existing 2011 notes surrendered for conversion in connection with the fundamental change. See “Description of Existing 2011 Notes—Conversion rate adjustment on a fundamental change.” In no event will the conversion rate exceed 113.0741 shares per $1,000 principal amount of the existing 2011 notes (subject to adjustment).

	New Notes	Existing 2011 Notes
Optional redemption	Prior to October 15, 2010, the new notes are not redeemable.	Prior to May 10, 2010, the existing 2011 notes are not redeemable.

	On or after October 15, 2010, we may redeem some or all of the new notes for cash at 100% of the principal amount of the new notes to be redeemed, plus accrued and unpaid interest, to but excluding the redemption date.	On or after May 10, 2010, we may redeem some or all of the existing 2011 notes for cash at 100% of the principal amount of the existing 2011 notes to be redeemed, plus accrued and unpaid interest, to but excluding the redemption date.

Secured Guarantee	The new notes will be guaranteed by our subsidiary Guardian II and this guarantee will be secured by a second priority lien on substantially all of the assets of Guardian II. The second priority lien is subject to the first priority lien on substantially all of the assets of Guardian II which is held by Paul Royalty Fund Holdings II, LP (“PRF”), an affiliate of Paul Capital Partners, or Paul Capital, and secures our and Guardian II’s payment obligations to Paul Capital. Guardian II’s assets include certain license rights to sell ANTARA capsules in the U.S. and the associated intellectual property rights, ANTARA inventory and the accounts receivable from sales of ANTARA.	None

Ranking

The new notes will be Oscient’s unsecured obligations guaranteed by our subsidiary Guardian II and this guarantee will be secured by a second priority lien on substantially all of the assets of Guardian II.

The new notes will:

•     rank senior in right of payment to any of our future indebtedness that by its terms is junior or subordinated in right of payment to the new notes;

•     rank equally in right of payment with all of our existing and future senior unsecured indebtedness but, to the extent of the value of the

The existing 2011 notes are unsecured and unsubordinated obligations and rank equal in priority with all of our existing and future unsecured and unsubordinated indebtedness, and senior in right of payment to all of our future subordinated indebtedness. The existing 2011 notes effectively rank junior to any of our secured indebtedness and any of our indebtedness that is guaranteed by our subsidiaries. The existing 2011 notes are structurally subordinated to all liabilities of our subsidiaries.

	New Notes	Existing 2011 Notes

second priority lien on substantially all of the assets of our subsidiary Guardian II, effectively senior to all of Oscient’s existing and future unsecured senior indebtedness (including existing 2011 notes not tendered in the exchange offer and our 5% Convertible Promissory Notes due 2009). See “Description of New Notes—Ranking”;

•     be effectively subordinated in right of payment to Guardian II’s indebtedness to Paul Capital under the $20.0 million aggregate principal amount 12% senior secured note due August 2010 and the interest accrued to date thereon (the “Paul Capital Note”) and our and Guardian II’s payment obligations to Paul Capital under the amended revenue interests assignment agreement as described herein. See “Description of New Notes—Ranking.”

Intercreditor Agreement	The trustee under the indenture governing the new notes and Paul Capital will enter into an intercreditor agreement as to the relative priorities of their relative security interests in Guardian II’s assets securing the guarantee of the new notes and Guardian II’s indebtedness to Paul Capital under the Paul Capital Note and our and Guardian II’s payment obligations to Paul Capital under the revenue interests assignment agreement. See “Description of New Notes—Intercreditor Agreement.”

	New Notes	Existing 2011 Notes

Limitations on indebtedness and liens	The new notes indenture provides that the Company may not incur additional indebtedness in excess of $50 million (“Permitted Indebtedness”) from the earlier of (i) the date of the issuance of the new notes to the date that is one year from the date on which our common stock has traded at a price which exceeds the conversion price then in effect for at least 20 trading days during any consecutive 30 trading day period and (ii) the first anniversary of the maturity date of the new notes. Any indebtedness incurred to finance new product acquisitions or in connection with refinancing Permitted Indebtedness, our existing indebtedness or obligations or the new notes would not be counted toward the aforementioned limit. See “Description of New Notes—General.”	None.

Extension of cure period for event of default for late SEC reports	If we fail to timely file our annual or quarterly reports with the SEC in accordance with the new notes indenture or to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act, which we refer to as a “filing failure,” we may elect to pay the holders an extension fee which will accrue at a rate of 1.00% per annum of the aggregate principal amount of new notes then outstanding. The extension fee will accrue on the new notes from the date that is 60 days after notice of the filing failure is given by holders to, but excluding, the earlier of the date on which we make the filings that gave rise to the filing failure and the date that is 180 days after the date such notice was given by holders.	If we fail to timely file our annual or quarterly reports with the SEC in accordance with the existing 2011 notes indenture or to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act, which we refer to as a “filing failure,” we may elect to pay the holders an extension fee which will accrue at a rate of 1.00% per annum of the aggregate principal amount of existing 2011 notes then outstanding. The extension fee will accrue on the existing 2011 notes from the date that is 60 days after notice of the filing failure is given by holders to, but excluding, the earlier of the date on which we make the filings that gave rise to the filing failure and the date that is 180 days after the date such notice was given by holders.

Questions and Answers About the Exchange Offer

Why is the Company doing the exchange offer?

We believe that the exchange offer is an important component of our plan to recalibrate our capital structure in order to better execute our business strategy.

We are simultaneously with the exchange offer pursuing privately raising additional capital from investors through equity financing, the incurrence of indebtedness, or a combination of equity and debt. We plan to use the additional capital if raised to repay approximately $17 million of indebtedness which comes due in February 2009, for operating cash and to execute our business strategy. We currently do not expect to complete any capital raise before the expiration of the exchange offer and we cannot guarantee that we will be able to raise additional capital in the future.

The exchange offer is intended to:

•	immediately improve our capital structure by reducing our indebtedness through exchanging a portion of our debt for a lower principal amount of debt and our common shares;

•	increase our ability to pursue business development activities, including the acquisition, in-licensing or co-promotion of products complimentary to our own; and

•

allow us to further reduce our indebtedness by converting a substantial portion of our debt into common shares if the closing price of our common shares exceeds 130% of the conversion price, providing us with additional flexibility to execute our growth strategy.

What will I receive in exchange for my existing 2011 notes?

If you tender your existing 2011 notes in the exchange offer you will receive new notes and shares of common stock with the following characteristics:

•	For each $1,000 in principal amount of your existing 2011 notes exchanged, you will receive $400 in principal amount of our new notes and 100 shares of our common stock.

•

The new notes will accrue interest at a rate of 12.50% per annum. We may elect to pay interest on the new notes in cash or in kind by increasing the principal amount of the new notes or by issuing additional new notes (“PIK interest”). If we elect to pay PIK interest, we will increase the principal amount of the new notes or issue additional new notes in an amount equal to the amount of interest for the applicable interest payment period to the holders of the new notes on the relevant record date (in integral multiples of $1,000).

•

The new notes will be convertible, at the option of the holder, at anytime on or prior to maturity, into shares of our common stock at an initial conversion rate of 909.0909 shares per $1,000 principal amount of new notes (equal to a conversion price of approximately $1.10 per share).

•	On or after October 15, 2010, we may redeem some or all of the new notes at 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest.

•	The new notes will mature on January 15, 2011.

•

The new notes will be guaranteed by Guardian II, the guarantee will be secured on a second priority lien basis over certain assets. Enforcement of that security interest is limited by rights granted to the first lien holders. See “Description of New Notes”—“Security Agreements and Intercreditor Agreement” and “Risk Factors”—“Risk Related to the Exchange Offer”.

These are only some of the material terms of the new notes, and you should read the “Questions and Answers About Voluntary Conversion and Automatic Conversion of the New Notes” and the detailed description of the new notes under “Description of New Notes” for further information.

Is the exchange offer conditioned upon a minimum number of existing 2011 notes being tendered?

No, the exchange offer is not conditioned upon any minimum number of existing 2011 notes being tendered. The exchange offer is subject to customary conditions, which we may waive.

How soon must I act if I decide to participate in the exchange offer?

Unless we extend the expiration date, the exchange offer will expire on November 21, 2008 at 11:59 p.m., New York City time. The exchange agent must receive all required documents and instructions on or before November 21, 2008 or you will not be able to participate in the exchange offer.

What happens if I do not participate in the exchange offer?

If a significant number of the existing 2011 notes are tendered and accepted in the exchange offer, the liquidity and the trading market for the existing 2011 notes that remain outstanding will likely be impaired.

How will fractional new notes be settled in the exchange offer for the existing 2011 notes?

We will settle any fractional new notes in shares of the Company’s common stock and any fractional shares of common stock based on the simple average of the daily volume-weighted average price of a share of our common stock on the NASDAQ Global Market for each of the five trading days prior to and including the second business day before the expiration date of the exchange offer. Fractional shares of common stock will be rounded up to the next full share. For example, if you tender four existing 2011 notes ($4,000 aggregate principal amount), you will receive one new note ($1,000 aggregate principal amount) and in lieu of fractional new notes you will receive shares of our common stock having a value equal to $600 based on the simple average of the daily volume-weighted average price of a share of our common stock on the NASDAQ Global Market for each of the five trading days prior to and including the second business day before the expiration date of the exchange offer ($4,000 aggregate principal amount of existing 2011 notes x .40 = $1,600 which you would receive in the form of one new note ($1,000 principal amount) and shares of our common stock having a value equal to $600 in lieu of fractional new notes).

What should I do if I have additional questions about the exchange offer?

We have retained The Altman Group, Inc. as our information agent to assist you in connection with the exchange offer. You may call The Altman Group, Inc. at (866) 751-6316, to receive additional documents and to ask questions relating to the process of tendering your existing 2011 notes in the exchange offer.

If you wish to contact the dealer managers, please contact Lazard Capital Markets LLC at (415) 281-3420, attention Simon Manning.

To receive copies of our recent SEC filings, you can contact us by mail or refer to the other sources described under “Where You Can Find More Information.”

QUESTIONS AND ANSWERS ABOUT VOLUNTARY CONVERSION AND

AUTOMATIC CONVERSION OF THE NEW NOTES

When can I voluntarily convert my new notes?

Unless we call some or all of the new notes for redemption, you can voluntarily convert all or a portion of your new notes at any time on or prior to maturity. If we call some or all of the new notes for redemption or an automatic conversion date is set and you want to voluntarily convert your new notes, you must convert your new notes before the close of business on the last business day prior to the redemption date or automatic conversion date, as applicable.

What will I receive when I voluntarily convert my new notes?

If you voluntarily elect to convert some or all of your new notes on or before the date that is two years from the original issue date of the new notes issued in the exchange offer, you will receive additional interest. This additional interest will be equal to the amount of interest that would have been payable on the new notes from the last day interest was paid on the new notes, through and including the date which is two years from the original issue date of the new notes issued in the exchange offer. Additional interest, if any, will be paid in cash or, solely at our option, in our common shares or a combination of cash and our common shares. If we pay additional interest upon a voluntary conversion with our common shares, such shares will be valued at the conversion price that is in effect at that time.

When can the Company automatically convert my new notes?

We may elect, at our option, to automatically convert all or a portion of your new notes at any time prior to the maturity of the new notes, if the closing price of our common shares has exceeded the automatic conversion price for at least 20 trading days during any consecutive 30 trading day period ending within five trading days prior to the notice of automatic conversion.

What will I receive if the Company automatically converts my new notes?

If we elect to automatically convert all or a portion of your notes on or before the date that is one year from the original issue date of the new notes issued in the exchange offer, you will receive additional interest. This additional interest will be equal to the amount of interest that would have been payable on the new notes from the last day interest was paid on the new notes, through and including the date which is one year from the original issue date of the new notes issued in the exchange offer. Additional interest, if any, will be paid in cash or, solely at our option, in our common shares or a combination of cash and our common shares. If we pay additional interest upon an automatic conversion with our common shares, such shares will be valued at 90% of the automatic conversion price that is in effect at that time.

SUMMARY HISTORICAL FINANCIAL DATA

The following table presents our summary historical financial data. You should read carefully the financial statements included in this prospectus, including the notes to the financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary financial data in this section are not intended to replace the financial statements. We derived the statement of operations data for the years ended December 31, 2007, 2006 and 2005 and the balance sheet data as of December 31, 2007 and 2006 from our audited financial statements, which are included elsewhere in this prospectus. We derived the statement of operations data for the years ended December 31, 2004 and 2003 and the balance sheet data as of December 31, 2005, 2004 and 2003 from our audited financial statements which are not included herein. The consolidated statement of operations data for the nine months ended September 30, 2008 and 2007 and the consolidated balance sheet data as of September 30, 2008 and 2007 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus and in the opinion of the Company’s management, includes all adjustments necessary for a fair presentation of results for the interim periods. Historical results are not necessarily indicative of future results. See the notes to the financial statements for an explanation of the method used to determine the number of shares used in computing basic and diluted net loss per common share.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2008	2007	2007	2006(3)	2005	2004(4)	2003
	(unaudited)		(in thousands, except per share data)
Statement of Operations Data:
Revenues:
Product sales	$60,156	$53,262	$78,458	$38,244	$20,458	$4,067	—
Co-promotion	—	—	—	6,890	2,954	—	—
Biopharmaceutical/other	282	1,418	1,511	1,018	197	2,546	7,009

Total revenues(1)	60,438	54,680	79,969	46,152	23,609	6,613	7,009
Costs of product sales and operating expenses	89,895	86,823	117,965	118,071	112,281	97,229	39,943

Loss from operations	(29,457)	(32,143)	(37,996)	(71,919)	(88,672)	(90,616)	(32,934)
Net other (expense) income	(23,457)	17,284	8,527	(6,379)	44	(2,863)	3,546

(Loss) income from continuing operations before income tax	(52,914)	(14,859)	(29,469)	(78,298)	(88,628)	(93,479)	(29,388)
Provision for income tax	(315)	(323)	(384)	(179)	—	—	—

Net (loss) income from continuing operations	(53,229)	(15,182)	(29,853)	(78,477)	(88,628)	(93,479)	(29,388)
Income (loss) from discontinued operations	—	—	—	—	35	208	(401)

Net (loss) income	$(53,229)	$(15,182)	$(29,853)	$(78,477)	$(88,593)	$(93,271)	$(29,789)

Net (loss) income per common share: basic(2)	$(3.86)	$(1.12)	$(2.19)	$(6.58)	$(9.26)	$(10.61)	$(9.06)

Net (loss) income per common share: diluted(2)	$(3.86)	$(1.12)	$(2.19)	$(6.58)	$(9.26)	$(10.61)	$(9.06)

Weighted average common shares outstanding: basic(2)	13,776	13,591	13,601	11,925	9,569	8,794	3,286

Weighted average common shares outstanding: diluted(2)	13,776	13,591	13,601	11,925	9,569	8,794	3,286

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2008	2007	2007	2006(3)	2005	2004(4)	2003
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents, restricted cash, and long and short-term marketable securities	$28,976	$61,246	$52,466	$44,808	$80,044	$176,628	$28,665
Working capital	(11,376)	49,023	42,011	40,444	77,750	156,021	18,897
Total assets	234,659	282,427	274,184	279,407	241,095	340,560	40,516
Long-term liabilities	258,714	265,747	269,179	250,977	191,289	193,397	292
Shareholders’ (deficit) equity	(80,706)	(14,714)	(28,715)	(1,996)	28,101	114,400	29,940
Net book value per common share(2)	$(5.66)	$(1.06)	$(2.07)	$(0.15)	$2.91	$12.07	$7.61

(1)	Does not include revenue from discontinued operations related to our genomics business.
(2)	Adjusted to account for the effect of the one-for-eight reverse stock split effectuated on November 15, 2006.
(3)	We acquired the ANTARA assets on August 18, 2006.
(4)	We completed a merger with Genesoft on February 6, 2004.

RISK FACTORS

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

You should carefully consider the risks described below and all other information contained in this prospectus before you decide to exchange your existing 2011 notes for new notes. Some of the following risks relate principally to our business and the industry in which we operate. Other risks relate principally to the securities markets and ownership of our securities. Additional risks and uncertainties not presently known to us, or risks that we currently consider immaterial, may also impair our operations or results. If any of the following risks actually occurs, we may not be able to conduct our business as currently planned, and our financial condition and operating results could be seriously harmed. In that case, the market price of our common stock, the existing 2011 notes and the new notes could decline, and you could lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

The following are significant factors known to us that could materially adversely affect our business, financial condition, or operating results. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

We will need to raise additional funds in the near future or refinance our existing debt by February 2009 and if sufficient funds are not available or we are unable to refinance our debt, it will have a material affect on our business.

We believe our existing funds, anticipated cash used in operations and our ability to manage expenses will be sufficient to support our current plans and obligations to February 2009. In addition to this exchange offer for the existing 2011 notes, we will need to raise additional capital and/or refinance our existing debt by February 2009 to fund our operations, repay our debt that is maturing at such time, fund other potential commercial or development opportunities, support our sales and marketing activities and fund clinical trials and other research and development activities. We are currently pursuing privately raising additional capital from investors through equity financing, the incurrence of indebtedness or a combination of equity and debt. We plan to use the additional capital if raised to repay approximately $17 million of indebtedness which comes due in February 2009, for operating cash and to execute our business strategy. We currently do not expect to complete any capital raise before the expiration of the exchange offer and we cannot guarantee that we will be able to raise additional capital in the future. Our ability to raise additional capital, however, will be impacted by, among other factors, the investment market for pharmaceutical companies and the progress of the ANTARA and FACTIVE commercial programs, the status of the credit markets, our ability to acquire, in-license or enter into co-promotion agreements for additional products, our progress in finding a development and commercialization partner for Ramoplanin and our progress with other business development transactions and our efforts to recalibrate our capital structure (including this exchange offer and our ability to refinance our existing debt due in February 2009). Additional financing may not be available to us when needed, or, if available, may not be available on favorable terms. If we cannot obtain adequate financing on acceptable terms when such financing is required, we may have to scale back our operations or take other measures to significantly reduce our expenses which will have a material adverse effect on our business. If we are unable to refinance or repay our indebtedness as it becomes due, we may become insolvent and be unable to continue operations.

We have a history of significant operating losses and expect losses to continue for some time.

We have a history of significant operating losses and expect losses to continue for some time. We expect to continue to have net losses in the near future and we had an accumulated deficit of approximately $499 million as of September 30, 2008. These losses are primarily a result of costs incurred in research and development, including our clinical trials and product acquisitions, from sales and marketing, and from general and administrative costs associated with our operations and product sales. These costs have exceeded our revenues which to date have been generated principally from sales of ANTARA and FACTIVE, sublicensing agreements, and our legacy collaborations, government grants and sequencing services.

We anticipate that we will incur additional losses in the current year and in future years. These losses are expected to continue, principally due to the expenses in the sales and marketing area, as we seek to grow sales of ANTARA capsules and FACTIVE tablets and as we seek to acquire additional approved products or product candidates.

Failure to regain compliance with The NASDAQ Global Market continued listing requirements may result in our common stock being delisted from The NASDAQ Global Market.

Our common stock is currently listed on The NASDAQ Global Market under the symbol “OSCI”. Currently, we are not compliant with the continued listing requirements of the NASDAQ Global Market. In the event that we do not regain compliance and/or fail to satisfy any of the additional listing requirements, our common stock may be delisted from The NASDAQ Global Market.

On October 3, 2008, we received a notification from The NASDAQ Listings Qualifications of The NASDAQ Stock Market LLC (“NASDAQ”) that, as of October 2, 2008, the Company’s market value of publicly held shares (“MVPHS”) had closed below the minimum $15 million threshold set forth in Marketplace Rule 4450(b)(3) for the previous thirty (30) consecutive business days, a requirement for continued listing. For NASDAQ purposes, MVPHS is the market value of the Company’s publicly held shares, which is calculated by subtracting all shares held by officers, directors or beneficial owners of 10% or more of an issuer’s common stock from the issuer’s total shares outstanding.

On October 23, 2008 we received notification from NASDAQ that, given the current extraordinary market conditions, NASDAQ has suspended the enforcement of the rules requiring a MVPHS and a minimum $1 closing bid price (“Rule Suspension”). As a result of the Rule Suspension, all companies presently in the compliance process will remain at that same stage of the process; however, companies can regain compliance during the suspension period. NASDAQ will not take any action to delist any security for these concerns during the suspension period, which will remain in effect through Friday, January 16, 2009. These rules will be reinstated on Monday, January 19, 2009. Under the Rule Suspension, we will now have until April 7, 2009 to regain compliance by evidencing a minimum $15 million MVPHS for ten (10) consecutive business days. If we do not regain compliance with the MVPHS requirement by April 7, 2009, we will receive written notification of delisting from NASDAQ and at that time will be entitled to request a hearing before a NASDAQ Listing Qualifications Panel (“Panel”) to present our plan to regain compliance with the MVPHS requirement.

If our efforts to regain compliance are successful and the MVPHS exceeds $15 million for ten (10) consecutive business days before April 7, 2009, we will regain compliance with respect to the MVPHS requirement. In the event we do not regain compliance, we may appeal the staff determination to the Panel. In the event that we fail to regain compliance and are unsuccessful in an appeal to the Panel, our securities will be delisted from The NASDAQ Global Market. In the event that our securities are delisted from The NASDAQ Global Market, we may not be able to meet the requirements necessary for our common stock (i) to transfer to, or list on, a U.S. national securities exchange, including The NASDAQ Capital Market or (ii) be approved for listing on a U.S. system of automated dissemination of quotations. If such event in (i) or (ii) above occurred, holders of our existing 2011 notes have, and holders of the new notes will have, the right to require us to repurchase for cash the outstanding principal amount of the existing 2011 notes and the new notes, as applicable, plus accrued and unpaid interest through such date. There is currently approximately $225.7 million principal amount of existing 2011 notes outstanding. We may not have sufficient cash or be able raise sufficient additional capital to repay the existing 2011 notes or the new notes, as applicable, if requested to be repurchased by the holders.

Our business is very dependent on the commercial success of ANTARA and FACTIVE.

ANTARA capsules and FACTIVE tablets are currently our only commercial products and we expect that they will likely account for substantially all of our product revenues until we are able to acquire and successfully market additional FDA approved products through acquisitions, in-licensing or co-promotion agreements.

ANTARA is approved by the FDA to treat hypercholesterolemia (high blood cholesterol) and hypertriglyceridemia (high triglycerides) in combination with a healthy diet. FACTIVE tablets have FDA marketing approval for the treatment of community-acquired pneumonia of mild to moderate severity, or CAP, and acute bacterial exacerbations of chronic bronchitis, or AECB.

The commercial success of ANTARA and FACTIVE will depend upon their continued acceptance by regulators, physicians, patients and other key decision-makers as a safe, therapeutic and cost-effective alternative to other products used, or currently being developed, to treat CAP and AECB, in the case of FACTIVE tablets, or hypercholesterolemia and hypertriglyceridemia, in the case of ANTARA capsules. In addition, if concerns should arise about the safety or efficacy of our products, regardless of whether or not such concerns have a basis in generally accepted science or peer-reviewed scientific research, such concerns could adversely affect the market for these products. Furthermore, regulatory authorities may withdraw the approval of our products, or require the addition of restrictive safety labeling statements, to our products.

On July 7, 2008, we received notice from the FDA directing that the prescribing information for all fluoroquinolone products, including FACTIVE, be revised to include a Boxed Warning relating to the risk of tendonitis and tendon rupture associated with the use of fluoroquinolone product. Warnings regarding the risk of tendon related adverse events were already included in the prescribing information, as part of a class labeling, for all fluoroquinolones. The FDA has cautioned that such risk is increased in patients over the age of 60 and in those on concomitant corticosteroid therapy, as well as kidney, heart and lung transplant recipients. The FDA has also required that all manufacturers of fluoroquinolones submit a Medication Guide. We have finalized the changes to the package insert and Medication Guide as required by FDA to ensure patient safety and improve physician understanding of the risk-benefit profile for fluoroquinolone products, including FACTIVE. We have also submitted a proposed Risk Evaluation and Mitigation Strategy (“REMS”) as required by FDA of all sponsors of fluoroquinolone products to ensure patients’ safe and effective use of such products.

We cannot predict what further action, if any, the FDA may take, including, among others things, further label restrictions in the fluoroquinolone class or even the removal of indications or products from the market. Any of these events could prevent us from achieving or maintaining market acceptance of our products or could substantially increase the costs and expenses of commercializing our products, which in turn could delay or prevent us from generating significant revenues from their sales. If ANTARA and FACTIVE are not commercially successful, we will have to find additional sources of funding or curtail or cease operations.

If third parties challenge the validity of the patents or proprietary rights of our marketed products or assert that we have infringed their patents or proprietary rights, we may become involved in intellectual property disputes and litigation that would be costly, time consuming, and prevent the commercialization of ANTARA, FACTIVE and/or any other products that we acquire.

The intellectual property rights of pharmaceutical companies, including us, are generally uncertain and involve complex legal, scientific and factual questions. Our success in developing and commercializing pharmaceutical products may depend, in part, on our ability to operate without infringing on the intellectual property rights of others and to prevent others from infringing on our intellectual property rights. There has been substantial litigation regarding patents and other intellectual property rights in the pharmaceutical industry. For example, third parties seeking to market generic versions of branded pharmaceutical products often file an Abbreviated New Drug Application (“ANDA”) with the FDA, wherein such ANDA contains a certification by the applicant that the patents protecting the branded pharmaceutical product are invalid, unenforceable and/or not infringed, a so-called Paragraph IV certification.

On May 30, 2008 we received notice of a Paragraph IV certification from Orchid Healthcare, a Division of Orchid Chemicals & Pharmaceuticals Ltd. (“Orchid”), notifying us of the filing of an ANDA with the FDA for a generic version of FACTIVE. Orchid’s notice sets forth allegations that eight of the nine FDA Orange Book listed patents are invalid and/or will not be infringed by Orchid’s manufacture, importation, use, or sale of the product for which the ANDA was submitted. The notice does not, however, include a Paragraph IV certification with respect to U.S. Patent No. 5,633,262, which is also listed in the FDA Orange Book. Accordingly, the FDA cannot finally approve Orchid’s ANDA until the expiry of U.S. Patent No. 5,633,262 in June 2015.

We have not commenced a lawsuit against Orchid relating to these eight patents and are continuing to evaluate whether to commence litigation in response to Orchid’s Paragraph IV certification. In the event Orchid elects to amend its ANDA to include a Paragraph IV certification with respect to the ninth patent, U.S. Patent No. 5,633,262, we believe that we will be entitled to an automatic thirty-month stay of FDA approval of the ANDA if either we and/or LG Life Sciences initiate a timely patent infringement lawsuit against Orchid, however, we are not guaranteed the benefit of such thirty-month stay. Patent infringement litigation against Orchid could be a substantial cost and there are no assurances that we would be successful.

If additional ANDA filings are made referencing either ANTARA or FACTIVE, we may need to defend and/or assert our patents, including filing lawsuits alleging patent infringement. If we were unsuccessful in such a proceeding and the FDA approved a generic version of any one or both of our products, such an outcome would have a material adverse effect on our business.

We may also become party to patent litigation or proceedings at the U.S. Patent and Trademark Office or a foreign patent office to determine our patent rights with respect to third parties which may include competitors in the pharmaceutical industry. Interference proceedings in the U.S. Patent and Trademark Office or opposition proceedings in a foreign patent office may be necessary to establish which party was the first to discover such intellectual property. The cost to us of any patent litigation or similar proceeding could be substantial, and it may absorb significant management time.

We do not expect to maintain separate insurance to cover intellectual property infringement. Our general liability insurance policy does not cover our infringement of the intellectual property rights of others. If infringement litigation against us is resolved unfavorably, we may be enjoined from manufacturing or selling certain of our products or services and be liable for damages. In certain cases, a license may be available, although we may not be able to obtain such a license on commercially acceptable terms, or at all. Even if we were able to obtain such a license to a third party’s intellectual property, the license may be non-exclusive and thereby accessible to our competitors. We may be forced to reformulate, rebrand or rename our products to avoid infringing the intellectual property rights of third parties, which, if possible, could be costly and time-consuming. The commercialization of our products or product candidates may be delayed or discontinued as a result of patent infringement claims against us or due to our failure to license necessary intellectual property, which could adversely affect our business.

We are aware of United States patents that are controlled by third parties that may be construed to encompass ANTARA. However, we believe that, if these patents were asserted against us, we would have valid defenses that ANTARA does not infringe any valid claims of these patents or that the patents would be found to be unenforceable. Nonetheless, in order to successfully challenge the validity of any United States patent, we would need to overcome the presumption of validity which is accorded to issued patents in the United States. If any of these patents were found to be valid and enforceable and we were found to infringe any of them, or any other patent rights of third parties, we would be required to pay damages, cease the sale of ANTARA or pay additional royalties on manufacture and sales of ANTARA. If we are unable to market or sell ANTARA, or if we are obligated to pay significant damages or additional royalties, our earnings attributable to ANTARA would be reduced and our business would be materially adversely affected. Even if we prevail, the cost to us of any patent litigation would likely be substantial, and it may absorb significant management time. If the other party in any such litigation has substantially greater resources than us, we may be forced, due to cost constraints, to seek to settle any such litigation on terms less favorable to us than we might be able to obtain if we had greater resources.

Our debt obligations expose us to risks that could adversely affect our business, operating results and financial condition.

We have a substantial level of debt. As of September 30, 2008, we had approximately $310.9 million of indebtedness outstanding (including accrued interest and excluding a bond discount of approximately $36.9 million), which includes approximately $41.3 million in revenue interest that entitles Paul Capital to receive a royalty on the sales of both ANTARA and FACTIVE. Approximately $16.7 million of outstanding indebtedness will mature on February 6, 2009, approximately $22.7 million of outstanding indebtedness will mature in 2010 or may be extended at our option to 2012 through issuance of warrants and approximately $230.2 million of indebtedness will mature in 2011. The level and nature of our indebtedness, among other things, could:

•	make it difficult for us to make payments on our outstanding debt from time to time or to refinance it;

•	make it difficult for us to obtain any necessary financing in the future for working capital, capital expenditures, debt service, product and company acquisitions or general corporate purposes;

•	limit our flexibility in planning for or reacting to changes in our business including life cycle management;

•	reduce funds available for use in our operations;

•	impair our ability to incur additional debt because of financial and other restrictive covenants;

•	make us more vulnerable in the event of a downturn in our business;

•	place us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital resources;

•

restrict the operations of our business as a result of provisions in the Revenue Interests Agreement with Paul Capital that restrict our ability to (i) amend, waive any rights under, or terminate any material license agreements, including the agreements relating to the ANTARA and FACTIVE products, (ii) enter into any new agreement or amend or fail to exercise any of our material rights under existing agreements that would materially adversely affect Paul Capital’s royalty interest, and (iii) sell any material assets related to ANTARA or FACTIVE products; or

•

impair our ability to merge or otherwise effect the sale of the Company due to the right of the holders of certain of our indebtedness to accelerate the maturity date of the indebtedness in the event of a change of control of the Company.

If we do not grow our revenues as we expect, we could have difficulty making required payments on our indebtedness. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, or if we fail to comply with the various requirements of our indebtedness, we would be in default, which would permit the holders of our indebtedness to accelerate the maturity of the indebtedness and could cause defaults under any indebtedness we may incur in the future. Any default under our indebtedness would have a material adverse effect on our business, operating results and financial condition. If we are unable to refinance or repay our indebtedness as it becomes due, we may become insolvent and be unable to continue operations.

Future fundraising could adversely affect the value of the conversion right of our convertible securities and dilute the ownership interests of our shareholders.

In order to raise additional funds, we may issue equity or convertible debt securities in the future. Depending upon the market price of our shares at the time of any transaction, we may be required to sell a significant percentage of the authorized and unissued shares of our common stock in order to fund our operating plans, potentially requiring a shareholder vote, which we may not be able to obtain. In addition, we may have to sell securities at a discount to the prevailing market price, which could adversely affect the value of the conversion right of any outstanding convertible securities and result in further dilution to our shareholders.

We need to continue to develop marketing and sales capabilities to successfully commercialize ANTARA capsules, FACTIVE tablets and our other product candidates.

ANTARA capsules and FACTIVE tablets are the first two FDA-approved products which we license and promote. To date, we still have limited marketing and sales experience. The continued development of these marketing and sales capabilities, including any expansion of our sales force, will require significant expenditures, management resources and time. Failure to establish sufficient sales and marketing capabilities in a timely and regulatory compliant manner may adversely affect our ability to continue to grow the ANTARA and FACTIVE brands and related product sales.

Our products and product candidates face significant competition in the marketplace.

ANTARA

ANTARA is a fenofibrate product approved by the FDA to treat hypercholesterolemia and hypertriglyceridemia in combination with a healthy diet. The marketing of current and additional branded versions of fenofibrate by competitors could reduce our net sales of ANTARA and adversely impact our revenues. The primary competition for ANTARA in the fenofibrate market is TriCor® 145 mg, a product manufactured by Abbott Laboratories, which accounted for approximately 89% of U.S. fenofibrate sales for the three-month period ended September 30, 2008. Abbott has announced its development and evaluation of another branded fenofibrate-type product, both as mono and combination therapy.

In addition to TriCor, there are several other branded fenofibrate products which compete with ANTARA. ANTARA competes with Triglide®, a 160 mg fenofibrate product and Fenoglide®, a 120mg branded fenofibrate product, both of which are marketed by Sciele Pharma, Inc., a wholly owned subsidiary of Shionogi & Co. Ltd. Triglide and Fenoglide accounted for approximately 2% of U.S. fenofibrate sales for the three-month period ended September 30, 2008. ANTARA also competes with Lipofen®, a 150 mg fenofibrate product, which is marketed by Kowa Pharmaceuticals America, Inc. Additionally, Abbott Laboratories has developed a new product, TriLipixTM, whose active ingredient is fenofibric acid, the active metabolite of fenofibrate. An NDA has been filed for this product and is currently under review by FDA. In public comments, Abbott has indicated that it expects that FDA will complete its review of TriLipix before the end of 2008.

Additionally, several generic versions of fenofibrate in varying doses are also available for the treatment of dyslipidemias. Revenues from these products accounted for approximately 4% of total U.S. sales of fenofibrate sales in the third quarter of 2008. In May 2005, Teva Pharmaceutical Industries, Ltd. (“Teva”) obtained FDA approval to market a generic version of Abbott Laboratories’ 160 mg Tricor tablet (which is no longer marketed or sold) and Par Pharmaceuticals and Impax Labs received FDA approval for similar generic products in October 2007 and March 2008, respectively. In addition, Solvay S.A., Abbott Laboratories’ partner announced on January 23, 2008, that Teva had filed an Abbreviated New Drug Application (“ANDA”) with a Paragraph IV certification seeking the approval of a generic version of TriCor 145 mg. Additionally, Biovail Corporation announced on September 3, 2008 that it also has filed an ANDA seeking approval for a generic version of TriCor 145 mg. If a generic version of Abbott Laboratories’ TriCor 145 mg product is approved by the FDA, the percentage of total revenues attributable to generic fenofibrate products would likely increase. There are also several other FDA-approved products and products in development for similar indications as ANTARA which could compete with ANTARA, including statins, omega-3 fatty acids (including Lovaza® marketed by GlaxoSmithKline), niacin, (including Niaspan® marketed by Abbott), ezetimibe and fixed-dose combination products.

The growth of any of these competitive branded products, the marketing of generic fenofibrate products or the FDA approval and subsequent marketing of products with similar indications including combination therapy products currently in development, could result in a decrease in ANTARA sales, place pressure on the price at which we are able to sell ANTARA, reduce our profit margins, reduce our net sales of ANTARA and adversely impact our revenues.

FACTIVE

FACTIVE tablets are approved for the treatment of community-acquired pneumonia of mild to moderate severity and acute bacterial exacerbations of chronic bronchitis. There are several classes of antibiotics that are primary competitors for the treatment of these indications, including other fluoroquinolones (levofloxacin, ciprofloxacin and moxifloxacin), macrolides (clarithromycin and azithromycin), cephalosporins (cefdinir) and penicillins (amoxicillin/clavulanate potassium).

Many generic antibiotics are also currently prescribed to treat these infections. Moreover, a number of the antibiotic products that are competitors of FACTIVE tablets have composition of matter patents which have expired or will expire at dates ranging from 2003 to 2016. As these competitors lose patent protection, their manufacturers will likely decrease their promotional efforts. However, manufacturers of generic drugs will likely begin to produce some of these competing products and this could result in pressure on the price at which we are able to sell FACTIVE tablets and reduce our profit margins.

In addition, as described under “If third parties challenge the validity of the patents or proprietary rights of our marketed products or assert that we have infringed their patents or proprietary rights, we may become involved in intellectual property disputes and litigation that would be costly, time consuming, and prevent the commercialization of ANTARA, FACTIVE and/or any other products that we acquire,” Orchid has recently filed an ANDA seeking approval to market a generic version of FACTIVE. Currently, final approval of Orchid’s ANDA may not be granted until 2015, because Orchid has not filed a Paragraph IV certification with respect to U.S. Patent No. 5,633,262, which expires in June 2015. However, Orchid could amend its ANDA filing to include a Paragraph IV certification against all of our FDA Orange Book listed patents and attempt to launch a generic version of FACTIVE before 2015. If Orchid were to amend its ANDA to include a Paragraph IV certification with respect to U.S. Patent No. 5,633,262, and we and/or LG Life Sciences initiate a timely patent infringement lawsuit against Orchid, we believe we will be eligible for an automatic thirty-month stay of FDA approval of Orchid’s ANDA, however, we are not guaranteed the benefit of such a thirty-month stay.

Ramoplanin

We have completed Phase II clinical trials studying the use of Ramoplanin for the treatment of Clostridium difficile-associated disease (“CDAD”). We are aware of two products currently utilized in the marketplace for the treatment of this indication: Vancocin® pulvules (vancomycin), a product marketed by ViroPharma Inc., and metronidazole, a generic product. We are also aware of several companies with products in development for the treatment of CDAD, as well as the potential approval of generic vancomycin. Due to strategic and financial considerations, we have suspended the clinical development of Ramoplanin pending identification of a partner, licensee, or buyer for the product candidate.

Many of our competitors have substantially greater capital resources and human resources than us. Furthermore, many of those competitors are more experienced than us in drug discovery, clinical development and commercialization, and in obtaining regulatory approvals. As a result, those competitors may discover, develop and commercialize pharmaceutical products or services before us. In addition, our competitors may discover, develop and commercialize products or services that are more effective than, or otherwise render non-competitive or obsolete, the products or services that we or our collaborators are seeking to develop and commercialize. Moreover, these competitors may obtain patent protection or other intellectual property rights that would limit our rights or the ability of our collaborators to develop or commercialize pharmaceutical products or services.

Our failure to in-license, co-promote or acquire and develop additional product candidates or approved products will impair our ability to grow.

As part of our growth strategy, we intend to acquire, develop and commercialize additional product candidates or approved products. The success of this strategy depends upon our ability to identify, select and acquire products that meet our criteria. We may not be able to acquire the rights to additional product candidates and approved products on terms that we find acceptable, or at all. The acquisition of rights to additional products would likely require us to make significant up-front cash payments, which could adversely affect our liquidity and/or may require us to raise additional capital and/or secure external sources of financing. We may seek funding for product acquisitions through equity or debt offerings, through royalty-based financings or by a combination of these methods, such as the financing we completed with Paul Capital to fund the ANTARA acquisition. There is no assurance that we will be able to raise the funds necessary to complete any product acquisitions on acceptable terms or at all. If we raise funds it could dilute shareholders, or if we use existing resources it could adversely affect our liquidity and accelerate our need to raise additional capital.

New product candidates acquired or in-licensed by us may require additional research and development efforts prior to commercial sale, including extensive preclinical and/or clinical testing and approval by the FDA and corresponding foreign regulatory authorities. All product candidates are prone to the risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate will not be safe, effective or approved by regulatory authorities. In addition, it is uncertain whether any approved products that we develop or acquire will be:

•	manufactured or produced economically;

•	successfully commercialized; or

•	widely accepted in the marketplace.

We, as well as our partners, are subject to numerous complex regulatory requirements and failure to comply with these regulations, or the cost of compliance with these regulations, may harm our business.

Virtually all aspects of our and our partners’ activities are subject to regulation by numerous governmental authorities in the U.S., Europe, Canada, Mexico and elsewhere. These regulations govern or affect the testing, manufacture, safety, effectiveness, labeling, storage, record-keeping, approval, distribution, advertising and promotion of ANTARA, FACTIVE, Ramoplanin and any other product candidates we may acquire, as well as safe working conditions and the experimental use of animals. We are required to report any serious and unexpected adverse experiences with our products to the FDA and other similar regulatory authorities in other jurisdictions. Noncompliance by us or our commercial partners with any applicable regulatory requirements or failure to obtain adequate documentation from any governmental agency can result in refusal of the government to approve products for marketing, criminal prosecution and fines, recall or seizure of products, injunctions, total or partial suspension of production, “whistleblower” lawsuits, prohibitions or limitations on the commercial sale of products or refusal to allow the entering into of federal and state supply contracts. These enforcement actions would detract from management’s ability to focus on our daily business and would have an adverse effect on the way we conduct our daily business, which could severely impact future profitability. Our corporate compliance program cannot fully ensure that we are in compliance with all applicable laws and regulations, and a failure to comply with such regulations by us or our commercial partners could harm our business.

For instance, we, along with many other pharmaceutical companies, received correspondence in 2007 from the FDA stating that it had some concerns over the reliability of studies conducted by MDS Pharma Services between 2000 and 2004. The predecessor owner of the rights to ANTARA, Reliant Pharmaceuticals, had engaged MDS Pharma to perform certain bioequivalence studies for ANTARA, including some studies that were submitted in support of the original approval of ANTARA. The FDA suggested that we take one of the following steps to assess the accuracy of such data: conduct an independent audit of the trials to verify the data, re-assay samples or repeat the studies. The FDA also stated that it has not detected any signals or any evidence that the products mentioned in its correspondence pose a safety risk or that there has been any impact on efficacy. On May 30, 2007, we responded to the FDA informing the FDA that we do not believe that these steps are necessary because the FDA audited the pivotal MDS Pharma study at issue prior to its approval of ANTARA, and further because there are other non-MDS Pharma data that support the safety and effectiveness of ANTARA. To date, the FDA has not responded to our response. As a result, the outcome of this issue is uncertain, and we cannot predict whether this issue will have a material impact on our results of operations.

New legal and regulatory requirements could make it more difficult for us to obtain expanded or new product approvals, and could limit or make more burdensome our ability to commercialize our approved products.

Numerous proposals have been made in recent years to impose new requirements on drug approvals, expand post-approval requirements, and restrict sales and promotional activities. Without limiting the generality of the foregoing, Congress has recently enacted, and the President has signed into law, the Food and Drug Administration Amendments Act of 2007 (“FDAAA”). The recently enacted amendments authorize the FDA, among other things, to require submission of REMS with new drug applications, or post-approval upon the discovery of new safety information, to monitor and address potential safety issues for products upon approval. The FDAAA also grants the FDA the authority to mandate labeling changes in certain circumstances and establishes new requirements for registering and disclosing the results of clinical trials. For example, as discussed under “Our business is very dependent on the commercial success of ANTARA and FACTIVE” the FDA has informed us, along with the other sponsors of all marketed fluoroquinolone products of the need to have a Boxed Warning with respect to tendonitis and tendon rupture in certain patients. The FDA has also informed us that, based on new safety information, we (along with other sponsors of marketed fluoroquinolone products) must submit a proposed Medication Guide and a proposed REMS to ensure patients’ safe and effective use of all fluoroquinolones, including FACTIVE. Such changes may increase our costs and adversely affect our operations.

Additional measures have also been enacted to address the perceived shortcomings in the FDA’s handling of drug safety issues, and to limit pharmaceutical company sales and promotional practices. The implementation of the recently enacted amendments or other proposed legal or regulatory changes may make it more difficult or burdensome for us to obtain extended or new product approvals, and our current approvals may be restricted or subject to onerous post-approval requirements.

Failure to comply with or changes to the regulatory requirements that are applicable to ANTARA, FACTIVE or our product candidates may result in a variety of consequences, including the following:

•	restrictions on our products or manufacturing processes;

•	notice of violation letters regarding promotional and marketing materials and activities;

•	withdrawal of the product from the market;

•	voluntary or mandatory recall of the product;

•	fines against us or our partners;

•	suspension or withdrawal of regulatory approvals for ANTARA, FACTIVE or a product candidate which subsequently receives regulatory approval;

•	suspension or termination of any clinical trials of a product candidate;

•	refusal to permit import or export of our products;

•	refusal to approve pending applications or supplements to approved applications that we or our partners submit;

•	denial of permission to file an application or supplement in a jurisdiction;

•	product seizure; and

•	injunctions or the imposition of civil or criminal penalties against us or our partners.

If we market or distribute products in a manner that violates federal or state healthcare fraud and abuse, marketing disclosure or drug pedigree laws, we may be subject to civil or criminal penalties.

In addition to FDA and related regulatory requirements, we are subject to health care “fraud and abuse” laws, such as the federal False Claims Act, the anti-kickback provisions of the federal Social Security Act, and other state and federal laws and regulations. Federal and state anti-kickback laws prohibit, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any health care item or service reimbursable under Medicare, Medicaid, or other federally or state financed health care programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, patients, purchasers and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchasing, or recommending may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Numerous pharmaceutical companies have been investigated, prosecuted or entered into settlement agreements in connection with a variety of allegedly impermissible promotional and marketing activities, such as allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product; reporting to pricing services inflated average wholesale prices that were then used by federal programs to set reimbursement rates; promoting uses that the FDA has not approved (i.e., off-label uses) that caused claims to be submitted to Medicaid for non-covered off-label uses; and submitting inflated best price information to the Medicaid Drug Rebate Program.

The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines, and imprisonment. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which would also harm our financial condition. Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws.

In recent years, several states and localities, including California, the District of Columbia, Maine, Massachusetts, Minnesota, Nevada, New Mexico, Texas, Vermont, and West Virginia, have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs that comply with the PhRMA Code and OIG Guidelines with respect to interactions with health care providers, and/or file periodic reports with the state or make periodic public disclosures on sales, marketing, pricing, clinical trials, and other activities. Similar legislation is being considered by Congress and other states. Many of these requirements are new and uncertain, and the penalties for failure to comply with these requirements are unclear. We are not aware of any companies against which fines or penalties have been assessed under these special state reporting and disclosure laws to date. Nonetheless, while we have established a compliance program, we may face enforcement, fines and other penalties, and could receive adverse publicity if this program is found not to be in full compliance with these laws.

In recent years, some states have passed or have proposed laws and regulations obligating pharmaceutical manufacturers and distributors to provide prescription drug pedigrees that are intended to protect the safety of the drug supply channel. For example, the Florida Prescription Drug Pedigree laws and regulations that became effective in July 2006 imposed obligations upon us to deliver prescription drug pedigrees to various categories of customers. Also, effective January 1, 2011, California will require the implementation of costly track and trace chain of custody technologies. At the federal level, a bill was recently introduced that would establish national standards for the drug supply chain (H.R. 5839). Overall, compliance with these pedigree laws requires implementation of extensive tracking systems as well as heightened documentation and coordination with distributors and customers. While we fully intend to comply with these laws, there is uncertainty around the interpretation of the recently passed laws, future changes in legislation and government enforcement of these laws. Failure to comply could result in fines or penalties, as well as loss of business that could have a material adverse effect on our business.

We depend on third parties to manufacture and distribute our products and product candidates.

We do not have the internal capability to manufacture pharmaceutical products. Under our agreement with LG Life Sciences, LG Life Sciences manufactures the active pharmaceutical ingredient (API) of FACTIVE and is our only source of supply. We use Patheon Inc. (Patheon) to produce the finished FACTIVE tablets and it is currently our only source of FACTIVE tablets. Currently, our only source of supply of bulk capsules of ANTARA is Ethypharm which manufactures the bulk capsules in France and is able to receive ANTARA API from two vendors in Spain and Italy. Further, we have an agreement with Catalent Pharma Solutions, Inc. to package finished ANTARA capsules and FACTIVE tablets.

If Ethypharm, LG Life Sciences, Patheon or Catalent Pharma Solutions experience any significant difficulties in their respective manufacturing processes for our products, including the API or finished product, or is found otherwise not to be in compliance with applicable legal and regulatory requirements, we could experience significant interruptions in the supply of ANTARA and FACTIVE. Our inability to coordinate the efforts of our third party manufacturing partners, or the lack of capacity available at our third party manufacturing partners, could impair our ability to supply ANTARA and FACTIVE at required levels. Such an interruption could cause us to incur substantial costs and our ability to generate revenue from ANTARA and FACTIVE may be adversely affected. We may not be able to enter into alternative supply arrangements at commercially acceptable rates, if at all. Also, if we change the source or location of supply or modify the manufacturing process, regulatory authorities will require us to demonstrate that the new process or source meets applicable legal and regulatory requirements and that the product manufactured by the new source or from the modified process is equivalent to the product used in the clinical trials that supported FDA approval. Due to these regulatory requirements, we could incur substantial expenses and/or experience significant interruptions in the supply of ANTARA and FACTIVE if we decided to transfer the manufacture of our products to one or more suppliers in an effort to deal with such difficulties.

As the ANTARA bulk capsules and FACTIVE API are manufactured in France and South Korea, respectively, we must ship our products to the United States for finishing, packaging and labeling, and manufacturing in the case for FACTIVE. While in transit, our API and product, each shipment of which is of significant value, could be lost or damaged. Moreover, at any time after shipment to the United States, our API or finished product could be lost or damaged as our FACTIVE API is stored at Patheon and our ANTARA and FACTIVE finished product is stored at our third party logistics provider, Integrated Commercialization Solutions, Inc. (“ICS”). Appropriate risk mitigation steps have been taken and insurance is in place. However, depending on when in the process the API or finished product is lost or damaged, we may have limited recourse for recovery against our manufacturers or insurers. As a result, our financial performance could be impacted by any such loss or damage to our API or finished product.

We may also experience interruption or significant delay in the supply of ANTARA and FACTIVE due to natural disasters, acts of war or terrorism, shipping embargoes, labor unrest or political instability in France or South Korea. In any such event, the supply of our products stored at Ethypharm or LG Life Sciences could also be impacted.

Pursuant to our acquisition of worldwide rights to Ramoplanin from Vicuron, a wholly-owned subsidiary of Pfizer Inc., we are responsible for the manufacture of both the active pharmaceutical ingredient and finished dosage form of Ramoplanin. Although we plan to seek a partner for Ramoplanin, a contract manufacturer or the partner would be required to produce both the active pharmaceutical ingredient and the final dosage form to support related manufacturing activities. If there is a significant delay in securing a qualified supplier on commercially favorable terms, we could experience a supply shortage of Ramoplanin bulk drug, possibly affecting our ability to consummate partnering arrangements for the commercialization of Ramoplanin.

Moreover, while we may choose to manufacture products in the future, we have no experience in the manufacture of pharmaceutical products for clinical trials or commercial purposes. If we decide to manufacture products, it would be subject to the regulatory requirements described above. In addition, we would require substantial additional capital and would be subject to delays or difficulties encountered in manufacturing pharmaceutical products.

We depend on third parties to assist in the management and execution of our product supply chain for ANTARA capsules and FACTIVE tablets.

We do not have the internal capability to perform product supply chain services including warehousing, inventory management, storage and distribution of commercial and sample quantities of ANTARA capsules and FACTIVE tablets. We have an exclusive arrangement with ICS to perform such supply chain services with respect to commercial product through the second quarter of 2010.

We cannot be certain that ICS will be able to perform uninterrupted supply chain services. If ICS were unable to perform their services for any period, we may incur substantial loss of sales to wholesalers and other purchasers of our products. If we are forced to find an alternative supply chain service provider for ANTARA and FACTIVE, in addition to loss of sales, we may also incur costs in establishing a new arrangement.

Wholesalers, pharmacies and hospitals may not maintain adequate inventory for the distribution for our products.

We sell ANTARA and FACTIVE to wholesale drug distributors who generally sell products to retail pharmacies and other institutional customers. We do not promote ANTARA and FACTIVE to these wholesalers, and they do not determine such products prescription demand. However, approximately 93% of our product shipments during the three-month period ended September 30, 2008 was to only three wholesalers. Our ability to commercialize ANTARA and/or FACTIVE will depend, in part, on the extent to which we maintain adequate distribution of ANTARA capsules and FACTIVE tablets via wholesalers, pharmacies and hospitals, as well as other customers. Although a majority of the larger wholesalers and retailers distribute and stock ANTARA and FACTIVE, they may be reluctant to do so in the future if demand is not established. Further, it is possible that wholesalers could decide to change their policies or fees, or both, at some time in the future. This could result in their refusal to distribute smaller volume products, or cause higher product distribution costs, lower margins or the need to find alternative methods of distributing products. Such alternative methods may not exist or may not be economically viable. If we do not maintain adequate distribution of ANTARA capsules or FACTIVE tablets, the commercialization of ANTARA and/or FACTIVE and our anticipated revenues and results of operations could be adversely affected.

Under our financing arrangement with Paul Capital, upon the occurrence of certain events, Paul Capital may require us to repurchase the right to receive revenues that we assigned to it or may foreclose on certain assets that secure our obligations to Paul Capital. Any exercise by Paul Capital of its right to cause us to repurchase the assigned right or any foreclosure by Paul Capital could adversely affect our results of operations and our financial condition.

On August 18, 2006, we and our subsidiary Guardian II Acquisition Corporation, or Guardian II, entered into a revenue interests assignment agreement with PRF pursuant to which we assigned to Paul Capital the right to receive a portion of our net revenues from FACTIVE tablets and Guardian II assigned to Paul Capital the right to receive a portion of its net revenue from ANTARA capsules. To secure its obligations to Paul Capital, Guardian II also granted Paul Capital a security interest in substantially all of its assets, including the U.S. rights to ANTARA.

Under our arrangement with Paul Capital, upon the occurrence of certain events (the “Put Events”), including if we experience a change of control, undergo certain bankruptcy events of us or our subsidiary, transfer any or substantially all of our rights in ANTARA or FACTIVE, transfer all or substantially all of our assets, breach certain of the covenants, representations or warranties under the Revenue Interests Assignment Agreement, or sales of ANTARA are suspended due to an injunction or if we elect to suspend sales of ANTARA as a result of a lawsuit filed by certain third parties, Paul Capital may (i) require us to repurchase the rights we assigned to it at the price in cash which equals the greater of (a) 200% of cumulative payments made by Paul Capital under the Revenue Interests Assignment Agreement less the cumulative royalties previously paid to Paul Capital; or (b) the amount which will provide Paul Capital, when taken together with the royalties previously paid, a 22% internal rate of return (the “Put/Call Price”) in effect on the date such right is exercised or (ii) foreclose on the ANTARA assets that secure our obligations to Paul Capital. Except in the case of certain bankruptcy events, if Paul Capital exercises its right to cause us to repurchase the rights we assigned to it, Paul Capital may not foreclose unless we fail to pay the Put/Call Price as required.

On November 5, 2008 we entered into a first amendment to the revenue interests assignment agreement. The amendment provides, among other things, that PRF will consent to the grant by Guardian II of a second-ranking security interest in and to the assets of Guardian II to secure Guardian II’s guarantee of the new notes that will be issued in the exchange offer. The effectiveness of the amendment is contingent upon, among other closing conditions, the closing of the exchange offer. The amendment provides that any acceleration or failure to pay the new notes to be issued in the exchange offer would be considered a Put Event and would trigger Paul Capital’s right to cause us to repurchase the right we assigned to it as described above.

If Paul Capital were to exercise its right to cause us to repurchase the right we assigned to it, there can be no assurance that we would have sufficient funds available to pay the Put/Call Price in effect at that time. Even if we have sufficient funds available, we may have to use funds that we planned to use for other purposes and our results of operations and financial condition could be adversely affected. If Paul Capital were to foreclose on the ANTARA assets that secure our obligations to Paul Capital, our results of operations and financial condition could also be adversely affected. Paul Capital’s right to cause us to repurchase the rights we assigned to it is triggered by, among other things, a change in control, transfer of any of our interests in ANTARA or transfer of all or substantially all of our assets, the existence of that right could discourage us or a potential acquirer from entering into a business transaction that would result in the occurrence of any of those events.

The development and commercialization of our products may be terminated or delayed, and the costs of development and commercialization may increase, if third parties upon whom we rely to support the development and commercialization of our products do not fulfill their obligations.

In addition to using third parties to fulfill our manufacturing, distribution and supply chain services, our development and commercialization strategy entails entering into arrangements with corporate collaborators, contract research organizations, licensors, licensees and others to conduct development work, manage our clinical trials and market and sell our products outside of the United States. We do not have the expertise or the resources to conduct such activities on our own and, as a result, we are particularly dependent on third parties in these areas. For instance, we have entered into exclusive arrangements granting rights to Pfizer, S.A. de C.V, Abbott Laboratories, Ltd. and Menarini International Operation Luxembourg S.A. to develop and sell FACTIVE in Mexico, Canada and Europe, respectively. However, we amended our agreement with Abbott Canada on January 31, 2008, whereby Abbott Canada’s development and commercial obligations were substantially reduced.

We may not be able to maintain our existing arrangements with respect to the commercialization of our existing products, ANTARA and FACTIVE, or establish and maintain arrangements or partnerships to develop and commercialize Ramoplanin or any additional product candidates or products we may acquire on terms that are acceptable to us. Any current or future arrangements for development and commercialization may not be successful. If we are not able to establish or maintain agreements relating to our current products, Ramoplanin, our other product candidates or any additional products we may acquire on terms which we deem favorable, our results of operations would be materially adversely affected.

Third parties may not perform their obligations as expected. The amount and timing of resources that third parties devote to developing and commercializing our products are not within our control. Furthermore, our interests may differ from those of third parties that commercialize our products. Disagreements that may arise with these third parties could delay or lead to the termination of the development or commercialization of our product candidates, or result in litigation or arbitration, which would be time consuming and expensive.

If any third party that supports the development or commercialization of our products breaches or terminates its agreement with us, or fails to conduct its activities in a timely and regulatory compliant manner, such breach, termination or failure could:

•	delay or otherwise adversely impact the development or commercialization of ANTARA capsules, FACTIVE tablets, Ramoplanin, or any additional product candidates that we may acquire or develop;

•	require us to undertake unforeseen additional responsibilities or devote unforeseen additional resources to the development or commercialization of our products; or

•	result in the termination of the development or commercialization of our products.

We bear substantial responsibilities under our license agreements for ANTARA and FACTIVE and our sublicense agreements to Pfizer, S.A. de C.V., Abbott Laboratories, Ltd. and Menarini International Operation Luxembourg S.A., and there can be no assurance that we will successfully fulfill our responsibilities.

ANTARA

Our exclusive rights to ANTARA are licensed to us by Ethypharm, S.A. (“Ethypharm”). If we breach the obligations in any of our license agreements relating to ANTARA including the development, license and supply agreement with Ethypharm, the licensor may be entitled to terminate the agreement. Further, in order to maintain our exclusive rights, we must achieve certain minimum annual sales of ANTARA until February 2012 or make payments to Ethypharm to compensate for the difference. Ethypharm also has a right of first refusal on any divestiture of our rights to ANTARA.

We believe that we are currently in compliance with our obligations under the Ethypharm agreement, but there can be no assurance that we will be able to remain in compliance or that we will be able to meet the milestones required for extension of the agreement. As of September 30, 2008, we recorded approximately $605,000 related to a minimum royalty obligation to Ethypharm for the period February 2006 to January 2007. Moreover, Ethypharm’s right of first refusal on a divestiture of our rights to ANTARA may adversely affect our ability to effect a change of control or sale of our assets.

FACTIVE

We have an exclusive license from LG Life Sciences to develop and market FACTIVE in North America, France, Germany, the United Kingdom, Luxembourg, Ireland, Italy, Spain, Portugal, Belgium, the Netherlands, Austria, Greece, Sweden, Denmark, Finland, Norway, Iceland, Switzerland, Andorra, Monaco, San Marino, Vatican City, Poland, Czech Republic, Slovakia, Slovenia, Hungary, Estonia, Latvia, Lithuania, Liechtenstein, Malta, Cyprus, Romania, Bulgaria, Croatia, Serbia and Montenegro, Bosnia and Herzegovina, Albania and the Former Yugoslav Republic of Macedonia. Under this agreement, we are responsible, at our expense and through consultation with LG Life Sciences, for the clinical and commercial development of FACTIVE in the countries covered by the license, including the conduct of clinical trials, the filing of drug approval applications with the

FDA and other applicable regulatory authorities and the marketing, distribution and sale of FACTIVE in our territory. The agreement with LG Life Sciences also requires that we achieve a minimum gross sales level of $30 million from our licensed territories over a 12-month period of time starting in approximately the third quarter of 2007 to the third quarter of 2008 which, if not met, LG Life Sciences could elect to terminate the agreement and have the technology be returned to LG Life Sciences. We believe that we are currently in compliance with our obligations under the agreement with LG Life Sciences, but there can be no assurance that we will be able to remain in compliance and meet all of our obligations due to the limitations on our resources and the challenges inherent in the commercialization of new products as described above in “Our product candidates will face significant competition in the marketplace.”

LG Life Sciences has the obligation under the agreement to diligently maintain its patents and the patents of third parties to which it has rights that, in each case relating to gemifloxacin, the active ingredient in FACTIVE tablets. We have the right, at our expense, to control any litigation relating to suits brought by a third party alleging that the manufacture, use or sale of gemifloxacin in its licensed field in the territories covered by the license infringes upon our rights. We also have the primary right to pursue actions for infringement of any patent licensed from LG Life Sciences under the license agreement within the territories covered by the license. If we elect not to pursue any infringement action, LG Life Sciences has the right to pursue it. The costs of any infringement actions are first paid out of any damages recovered. If we are the plaintiff, the remainder of the damages are retained by us, subject to our royalty obligations to LG Life Sciences. If LG Life Sciences is the plaintiff, the remainder of the damages are divided evenly between us and LG Life Sciences, subject to our royalty obligations to LG Life Sciences. The costs of pursuing any such action could substantially diminish our resources.

In February 2006, we entered into a Sublicensing and Distribution Agreement with Pfizer, S.A. de C.V. (Pfizer Mexico) whereby we sublicensed our rights to commercialize FACTIVE tablets in Mexico to Pfizer Mexico. Under this agreement, we are obligated to exclusively supply all active pharmaceutical ingredient for FACTIVE required by Pfizer Mexico in Mexico. The agreement with Pfizer Mexico may be terminated by either party upon the occurrence of certain termination events, including Pfizer Mexico’s right to terminate at any time after August 2007, the first anniversary of launch of FACTIVE tablets in Mexico upon six-months prior written notice.

In August 2006, we entered into a Supply, Development and Marketing Agreement with Abbott Laboratories, Ltd. (Abbott Canada), the Canadian affiliate of Abbott. Under this agreement, we are obligated to exclusively supply all finished packaged FACTIVE product required by Abbott Canada. The agreement also provides that we can terminate the agreement at any time with prior notice to Abbott Canada and Abbott Canada can terminate with prior notice to us after November 30, 2008.

In December 2006, we entered into a License, Supply and Marketing Agreement with Menarini International Operation Luxembourg S.A. (Menarini), whereby we sublicensed our rights to sell FACTIVE tablets in Europe to Menarini. Under the terms of our agreement with Menarini, Menarini is also obligated to exclusively purchase from us, and we must exclusively supply, all API for FACTIVE to be sold in Europe for the earlier to occur of the expiration of the life of certain patents covering the product or expiration of data exclusivity. Our agreement with Menarini may be terminated by either party upon the occurrence of certain termination events, including Menarini’s right to terminate if the European regulatory authorities do not recommend approval of FACTIVE at various stages of the approval process with a package insert, or label, that meets certain requirements as to the safety, dosing and indications for which FACTIVE may be prescribed. Menarini may also terminate the agreement if it does not receive approval for reimbursement from European Union member countries that is above a certain minimum price per tablet.

We believe that, together with our manufacturing partners, we will be able to meet such supply and other obligations under these sublicense and supply agreements but can make no assurances that we will be able to remain in compliance with such responsibilities, which would result in our breach of such agreement.

Our intellectual property protection and other protections may be inadequate to protect our products.

Our success will depend, in part, on our ability to obtain commercially valuable patent claims and protect our intellectual property. The degree of protection afforded by a patent varies on a country-by-country and a product-by-product basis and depends upon many factors, including the scope of the patent’s claims, the availability of regulatory-related patent term extensions, the validity and enforceability of the patent and the availability of legal remedies in a particular country. We currently own or license approximately 56 issued U.S. patents, approximately 40 pending U.S. patent applications, approximately 60 issued foreign patents and approximately 109 pending foreign patent applications. We are not currently involved in any litigation, settlement negotiations, or other legal action regarding patent issues and we are not aware of any patent litigation threatened against us. Our patent position involves complex legal and factual questions, and legal standards relating to the issuance, scope, validity and enforceability of claims in the applicable technology fields are still evolving. Therefore, the degree of future protection for our proprietary rights is uncertain.

Under our Development, License and Supply Agreement with Ethypharm, S.A., we assumed all of the rights and obligations related to the development, manufacturing, marketing and sale of ANTARA in the United States. This license includes one issued U.S. patent and several pending patent applications. In conjunction with the financing of our acquisition of ANTARA, we entered into a Security Agreement with Paul Royalty Fund Holdings II, LP, an affiliate of Paul Capital Partners, or Paul Capital, under which our wholly-owned subsidiary granted Paul Capital a security interest in substantially all of its assets, including all rights to the ANTARA intellectual property, in order to secure its performance under the financing agreements with Paul Capital. In connection with the issuance of the new notes, Guardian II and the collateral agent for the new note holders will enter into a Security Agreement under which Guardian II will grant the collateral agent a second priority security interest in substantially all of the assets of Guardian II to secure Guardian II’s guarantee of our obligations with respect to the new notes. The patents and applications include claims that relate to pharmaceutical compositions containing fenofibrate using the drug delivery technologies incorporated in ANTARA, methods of their use and treatment, and methods of preparing the same. The patent issued to Ethypharm which is listed in the FDA Orange Book is set to expire in 2020.

Under our license agreement with LG Life Sciences, we obtained an exclusive license to develop and market gemifloxacin in certain territories. This license covers 18 issued U.S. patents and a broad portfolio of corresponding foreign patents and pending patent applications. These patents include claims that relate to the chemical composition of FACTIVE, methods of manufacturing and its use for the prophylaxis and treatment of bacterial infections. We have received a Notice of Final Determination from the U.S. Patent and Trademark Office on our patent term extension application for U.S. Patent No. 5,776,944 extending its patent term 659 days to April 4, 2017. The principal U.S. patents for FACTIVE are currently set to expire at various dates, ranging from 2015 to 2019. As discussed under, “If third parties challenge the validity of the patents or proprietary rights of our marketed products or assert that we have infringed their patents or proprietary rights, we may become involved in intellectual property disputes and litigation that would be costly, time consuming, and prevent the commercialization of ANTARA, FACTIVE and/or any other products that we acquire” we recently received notice of a Paragraph IV certification from Orchid Healthcare, a Division of Orchid Chemicals & Pharmaceuticals Ltd. (“Orchid”), notifying us of their filing of an ANDA for a generic version of FACTIVE. The certification alleges that eight of the nine FDA Orange Book listed patents are invalid and/or will not be infringed by Orchid’s manufacture, importation, use, or sale of the product for which the ANDA was submitted. The certification does not, however include a Paragraph IV certification with respect to U.S. Patent No. 5,633,262 which is listed in the Orange Book and expires in June 2015. We are continuing to evaluate whether to commence litigation in response to Orchid’s Paragraph IV certification. In the event Orchid elects to amend its ANDA to include a Paragraph IV certification with respect to the ninth patent, U.S. Patent No. 5,633,262, we believe that we will be entitled to an automatic thirty-month stay of FDA approval of the ANDA if either we and/or LG Life Sciences initiate a timely patent infringement lawsuit against Orchid, however, we are not guaranteed the benefit of such a thirty month stay. Patent infringement litigation against Orchid could be a substantial cost and there are no assurances that we would be successful.

We may depend, in part, on the ability of our licensors to successfully obtain, maintain and enforce patent protection for our licensed intellectual property. Without protection for the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects.

On January 8, 2008 the United States Patent and Trademark Office (USPTO) issued us U.S. Patent No. 7,317,001 relating to the treatment of Clostridium difficile-associated disease (CDAD) using Ramoplanin. We received a patent term adjustment of 565 days thus extending the term through December 20, 2024. In addition to the recently issued patent, we have an additional patent which includes claims relating to methods of manufacturing Ramoplanin. We also have several applications pending relating to additional novel uses of Ramoplanin as well as formulations containing Ramoplanin. The patent covering the chemical composition of Ramoplanin has expired. To provide additional protection for Ramoplanin, we rely on proprietary know-how relating to maximizing yields in the manufacture of Ramoplanin, and intend to rely on the five years of data exclusivity we believe we would receive under the Hatch-Waxman Act in the U.S. and the ten years of market exclusivity in Europe available through the European Medicines Agency (EMEA), because Ramoplanin would be a new chemical entity not previously marketed commercially.

We also have the exclusive right to use FACTIVE trademarks, trade names, domain names and logos in conjunction with the use or sale of the product in the territories covered by the license. We acquired exclusive rights to ANTARA trademarks, trade names, domain names and logos. After becoming aware that Antara Biosciences, Inc. filed trademark applications with the USPTO for the ANTARA and ANTARA BIOSCIENCES marks in connection with biotechnology related goods and services we filed a complaint in Federal District Court alleging, among other things, trademark infringement seeking to enjoin ANTARA BIOSCIENCES from using the ANTARA mark. We have reached a settlement with ANTARA BIOSCIENCES whereby they have agreed to abandon their ANTARA trademark applications and cease using the ANTARA marks. Accordingly we have dismissed our complaint before the Federal District Court.

The risks and uncertainties that we will face with respect to our patents and other proprietary rights include the following:

•

the pending patent applications that we have filed or to which we have exclusive rights may not result in issued patents, may result in issued patents with narrower claims than anticipated or may take longer than expected to result in issued patents;

•	the claims of any patents which are issued may be limited from those in the patent applications and may not provide meaningful protection;

•	U.S. Patents may be subject to reexamination or reissue proceedings before the USPTO, and foreign patents may be subject to comparable proceedings in corresponding patent offices;

•	we may not be able to develop additional proprietary technologies that are patentable;

•	the patents licensed or issued to us or our partners may not provide a competitive advantage;

•	other companies, such as Orchid, may challenge patents licensed or issued to us or our partners;

•	patents issued to other companies may harm our ability to do business;

•

the April 30, 2007 U.S. Supreme Court decision in KSR International Co. vs. Teleflex, Inc. may raise the standard for patentability for both patent applications and holders, thus making it more difficult to either obtain patents or withstand challenges to patentability based on a determination of obviousness;

•	other companies may independently develop similar or alternative technologies or duplicate our technologies; and

•	the patents may be narrow in scope and accordingly other companies may design around technologies we have licensed or developed.

International patent protection is uncertain.

Patent law outside the United States is uncertain and is currently undergoing review and revision in many countries. Further, the laws of some foreign countries may not protect our intellectual property rights to the same extent as U.S. laws. We may participate in opposition proceedings to determine the validity of our or our competitors’ foreign patents, which could result in substantial costs and diversion of our efforts.

Our proprietary position may depend on our ability to protect our proprietary confidential information and trade secrets.

We rely upon certain proprietary confidential information, trademarks, unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. We generally protect this information with confidentiality agreements that provide that all confidential information developed or made known to others during the course of the employment, consulting or business relationship shall be kept confidential except in specified circumstances. Agreements with employees provide that all inventions conceived by an individual while employed by us are our exclusive property. We cannot guarantee, however, that these agreements will be honored, that we will have adequate remedies for breach if they are not honored or that our proprietary confidential information and trade secrets will not otherwise become known or be independently discovered by competitors.

Seasonal fluctuations in demand for FACTIVE, and even possibly ANTARA, may cause our operating results to vary significantly from quarter to quarter.

We expect demand for FACTIVE to be highest between December 1 and March 31 as the incidence of respiratory tract infections, including CAP and AECB, tends to increase during the winter months. In addition, fluctuations in the duration and severity of the annual respiratory tract infection season may cause our product sales to vary from year to year. Due to these seasonal fluctuations in demand, our results in one quarter may not be indicative of the results for any other quarter or for the entire year. Although not related to seasonal weather changes, wholesaler buying patterns may fluctuate for ANTARA during the year and possibly increase toward year end and decrease early in the year. There can be no assurance that the demand for our products or the wholesaler buying pattern will not change.

Clinical trials are costly, time consuming and unpredictable, and we have limited experience conducting and managing necessary preclinical and clinical trials for product candidates.

To obtain FDA approval to market a new drug product or to expand the approved uses of an existing product, we or our partners must demonstrate proof of safety and efficacy in humans. To meet these requirements, we or our partners will have to conduct extensive testing, including potentially preclinical testing and “adequate and well- controlled” clinical trials. Conducting clinical trials is a lengthy, time-consuming and expensive process. The length of time required to conduct required studies may vary substantially according to the type, complexity, novelty and intended use of the product candidate, and often can be several years or more per trial. Delays associated with products for which clinical trials are required may cause us to incur additional operating expenses.

The Phase II trial for our product candidate, Ramoplanin, to assess the safety and efficacy of treating Clostridium difficile-associated disease, or CDAD, was completed in 2004 but did not meet its primary endpoint. Prior clinical and preclinical trials for Ramoplanin were conducted by Vicuron and its licensees, from whom we acquired rights to Ramoplanin. In December 2005 we agreed with the FDA to a Special Protocol Assessment regarding specific components of a Phase III program that, if completed successfully, would support regulatory approval for the indication. However, due to the nature of Special Protocol Assessments and the fact that our Special Protocol Assessment was agreed to by the FDA in 2005, we can give no assurance that as clinical trials proceed or as part of an NDA review process, if any, the FDA will not determine that a previously approved

Special Protocol Assessment for a particular protocol is no longer valid. Additionally, in October 2007, the FDA issued draft guidance on the use of non-inferiority studies to support approval of antibiotics. Under this draft guidance, the FDA recommends that for some antibiotic indications, sponsor companies carefully consider study designs other than non-inferiority, such as placebo-controlled trials demonstrating the superiority of a drug candidate to placebo. While the indications identified by the FDA in the draft guidance are not indications which we are currently pursuing, the draft guidance does not articulate clear standards or policies for demonstrating the safety and efficacy of antibiotics generally. The lack of clear guidance from the FDA creates uncertainties about the standards for the approval of antibiotics and could delay or ultimately prevent commercialization of new antibiotic product candidates such as Ramoplanin or additional indications for FACTIVE. If the trials or the filings are delayed or not approved by the FDA, our business may be adversely affected. Currently, we have suspended the clinical development program for Ramoplanin pending identification of a partner, licensee, or buyer for the product.

If we choose to pursue additional indications or expand the label for ANTARA or FACTIVE, or are required to conduct additional clinical trials, we may not be able to demonstrate the safety and efficacy of FACTIVE or ANTARA for those indications to the satisfaction of the FDA, or other regulatory authorities. We may also be required to demonstrate that our proposed products represent an improved form of treatment over existing therapies and we may be unable to do so without conducting further clinical studies. Negative, inconclusive or inconsistent clinical trial results could prevent regulatory approval, increase the cost and timing of regulatory approval or require additional studies or a filing for a narrower indication or label expansion.

In addition, the cost of human clinical trials varies dramatically based on a number of factors, including the order and timing of clinical indications pursued, the extent of development and financial support from alliance partners, the number of patients required for enrollment, the difficulty of obtaining clinical supplies of the product candidate, and the difficulty in obtaining sufficient patient populations and clinicians.

We have limited experience in conducting and managing the preclinical and clinical trials necessary to obtain regulatory marketing approvals. We may not be able to obtain the approvals necessary to conduct clinical studies. Also, the results of our clinical trials may not be consistent with the results obtained in preclinical studies or the results obtained in later phases of clinical trials may not be consistent with those obtained in earlier phases. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in early animal and human testing.

Even if a product gains regulatory approval, the product and the manufacturer of the product will be subject to continuing regulatory review, including the requirement to conduct post-approval clinical studies, post-approval adverse event reporting requirements and, potentially, a REMS. We may be restricted or prohibited from marketing or manufacturing a product, even after obtaining product approval, if previously unknown problems with the product or its manufacture are subsequently discovered.

We could experience delays in clinical development which could delay anticipated product launches.

The speed with which we are able to complete clinical trials for future product candidates, when and if we, or any third party with whom we partner, elects to commence Phase III development of Ramoplanin, and our applications for marketing approval will depend on several factors, including the following:

•

the rate of patient enrollment, which is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the nature of the protocol;

•	fluctuations in the disease incidence for patients available to enroll in our trials;

•	compliance of patients and investigators with the protocol and applicable regulations;

•	prior regulatory agency review and approval of our applications and procedures;

•	Institutional Review Board (IRB) review and monitoring;

•	analysis of data obtained from preclinical and clinical activities which are susceptible to varying interpretations, which interpretations could delay, limit or prevent regulatory approval;

•

changes in the policies of regulatory authorities for drug approval during the period of product development including the FDA’s recent draft guidance released in October 2007 relating to Antibacterial Drug Products: Use of Noninferiority Studies to Support Approval; and

•	the availability of skilled and experienced staff to conduct and monitor clinical studies, to accurately collect data and to prepare the appropriate regulatory applications.

We depend on key personnel, including members of our direct sales force, in a highly competitive market for such skilled personnel.

We are highly dependent on the principal members of our senior management and key scientific, sales and technical personnel. The loss of any of our personnel could have a material adverse effect on our ability to achieve our goals. We currently maintain employment agreements with the following executive officers: Steven M. Rauscher, President and Chief Executive Officer; Dominick Colangelo, Esq., Executive Vice President, Corporate Development and Operations; Philippe M. Maitre, Executive Vice President and Chief Financial Officer; and Mark A. Glickman, Senior Vice President, Sales and Marketing. The term of each employment agreement continues until it is terminated by the officer or Oscient.

Our future success is dependent upon our ability to attract and retain additional qualified sales and marketing, clinical development, scientific and managerial personnel. Like others in our industry, we may face, and in the past we have faced from time to time, difficulties in attracting and retaining certain employees with the requisite expertise and qualifications. We believe that our historical recruiting periods and employee turnover rates are similar to those of others in our industry; however, we cannot be certain that we will not encounter greater difficulties in the future.

With routine employee turnover, we also face the risk of being unable to enforce our rights under non-compete and non-solicitation provisions as well as confidentiality obligations that protect the Company. We also need to guard against the same obligations that our employees or our potential employees have with their former employers, otherwise we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers and disputes may arise as to rights in related or resulting know-how and inventions. Litigation may be necessary to defend against these claims, which may result in substantial costs, be a distraction to management, require payment of money claims, and result in a loss of valuable intellectual property or personnel.

Failure to obtain or maintain regulatory approvals in foreign jurisdictions will prevent us from marketing FACTIVE abroad.

We have entered into commercialization relationships with Pfizer Mexico, Abbott Canada and Menarini whereby we sublicensed our rights to sell FACTIVE tablets in Mexico to Pfizer Mexico, in Canada to Abbott Canada and in Europe to Menarini. Obtaining foreign approvals may require additional trials and expense. Further, in order to market FACTIVE in Europe, we or our distribution partners may need to obtain multiple regulatory approvals. For instance, in the first quarter of 2008, Menarini, submitted a regulatory filing seeking approval of FACTIVE in Europe. Menarini is seeking approval of FACTIVE for the treatment of community-acquired pneumonia and acute bacterial exacerbations of chronic bronchitis. The regulatory review time in Europe is approximately twelve (12) months. Menarini may not be able to obtain regulatory approval for FACTIVE, which could delay or prevent us from receiving revenue from sales of FACTIVE in Europe, and/or may require additional expenditures.

We may not be able to obtain approval or may be delayed in obtaining approval from any or all of the jurisdictions in which we seek approval to market FACTIVE. Further, based on the amendment of our agreement with Abbott Canada of January 31, 2008, Abbott Canada is no longer obligated to pursue the CAP and ABS indications in Canada. If our partners are unsuccessful in their efforts to obtain and/or expand their respective marketing approvals, the revenues that we expect to obtain from the sales of FACTIVE could be significantly limited.

We rely on operational data obtained from third party vendors which could be inaccurate.

We rely on prescription and wholesaler data obtained from industry-accepted, third-party data sources. These third-party data projections may not accurately reflect actual prescriptions or trade levels of inventory. If this data turns out to be inaccurate or unreliable and our controls are not effective, there could be an adverse effect on our ability to properly manage inventory and our financial performance.

RISKS RELATED TO OUR INDUSTRY

Health care insurers, the government and other payers may not pay for our products or may impose limits on reimbursement.

Our ability to commercialize ANTARA capsules, FACTIVE tablets, Ramoplanin and our future products will depend, in part, on the extent to which reimbursement for such products will be available from third-party payers, such as Medicare, Medicaid, health maintenance organizations, health insurers and other public and private payers. We cannot assure you that third-party payers will pay for such products or will establish and maintain price levels sufficient for realization of an appropriate return on our investment in product development. If government and private payers do not cover our products or do not reimburse for use of our products at adequate reimbursement levels, our products may fail to achieve market acceptance and our results of operations may be materially adversely affected. Under the Medicare Part D outpatient prescription drug benefit, Medicare beneficiaries (primarily the elderly over 65 and the disabled) may enroll in private drug plans. There are multiple types of Part D plans and numerous plan sponsors, each with its own formulary and product access requirements. The plans have considerable discretion in establishing formularies and tiered co-pay structures and in placing prior authorization and other restrictions on the utilization of specific products. In addition, Part D plan sponsors are permitted and encouraged to negotiate rebates with manufacturers. The profitability of our products may depend on the extent to which they enjoy preferred status on the formularies of a significant portion of the largest Part D prescription drug plans. Our ability to obtain such preferred status on favorable economic terms cannot be assured. Additionally, the Part D program has been the subject of much controversy since its enactment in 2003, and significant amendments, including an amendment to authorize the Federal Government to directly negotiate drug prices with manufacturers, are possible. Such amendments could adversely affect our anticipated revenues and results of operations, possibly materially.

Most state Medicaid programs have established preferred drug lists, or PDLs, and the process, criteria and timeframe for obtaining placement on the PDL varies from state to state. Under the Medicaid drug rebate program, a manufacturer must pay a rebate for Medicaid utilization of a product. The rebate for an innovator product is based on the greater of (i) 15.1% of the product’s average manufacturer price (AMP) or (ii) the difference between the product’s AMP and the best price offered by the manufacturer, plus an inflation adjustment if AMP increases faster than inflation. In addition, many states have established supplemental rebate programs as a condition for including a drug product on a PDL. The profitability of our products may depend on the extent to which they appear on the PDLs of a significant number of state Medicaid programs and the amount of the rebates that must be paid to such states. In addition, there is significant fiscal pressure on the Medicaid program, and amendments to lower the pharmaceutical costs of the program and/or lower manufacturers’ rebate liability are possible. Such amendments could adversely affect our anticipated revenues and results of operations, possibly materially.

As a part of the effort to control the costs of prescription drugs, many health maintenance organizations and other third-party payers use formularies, or lists of drugs for which coverage is provided under their benefit plans. Each payer that maintains a drug formulary makes its own determination as to whether a drug will be included in the formulary and whether particular drugs in a therapeutic class will have preferred status over other drugs in the same class. This determination often involves an assessment of the clinical appropriateness of the drug and sometimes the cost of the drug in comparison to alternative products. We cannot assure you that ANTARA capsules, FACTIVE tablets, Ramoplanin or any of our future products will be added to payers’ formularies, whether our products will have preferred status over alternative therapies, nor whether the formulary decisions will be made in a timely manner. We may also decide to enter into discount or formulary fee arrangements with payers, which could result in our receiving lower or discounted prices for our products.

If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, we could be forced to pay substantial damage awards.

The use of any of our product candidates in clinical trials, and the sale of any approved products, might expose us to product liability claims. We currently maintain, and we expect that we will continue to maintain, product liability insurance coverage in the amount of $10.0 million per occurrence and $10.0 million in the aggregate. Such insurance coverage might not protect us against all of the claims to which we might become subject. We might not be able to maintain adequate insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against potential losses. In the event a claim is brought against us, we might be required to pay legal and other expenses to defend the claim, as well as uncovered damage awards resulting from a claim brought successfully against us. Furthermore, whether or not we are ultimately successful in defending any such claims, we might be required to direct financial and managerial resources to such defense and adverse publicity could result, all of which could harm our business.

In addition, a product recall or excessive warranty claims (in any such case, whether arising from manufacturing deficiencies, labeling errors or other safety or regulatory reasons) could have an adverse effect on our product sales or require a change in the indications for which our products may be used.

RISKS RELATED TO THE EXCHANGE OFFER

The value of the guarantee and the collateral securing the new notes may not be sufficient to satisfy obligations under the new notes.

The new notes will be guaranteed by our subsidiary Guardian II and this guarantee will be secured by a second priority lien on the collateral described in this prospectus. The collateral also secures, on a first priority lien basis, our obligations under the $20.0 million aggregate principal amount 12% senior secured note due August 2010 and interest accrued thereon (the “Paul Capital Note”) and our and Guardian II’s obligations to Paul Capital under the revenue interests assignment agreement. In the event of foreclosure on the collateral, the proceeds from the sale of the collateral securing indebtedness under the new notes may not be sufficient to satisfy the new notes because proceeds from a sale of the collateral would be distributed first to satisfy indebtedness under the Paul Capital Note and ours and Guardian II’s payment obligation under the revenue interests assignment agreement. Only after all of Guardian II’s obligations under the first priority lien have been satisfied will proceeds from the sale of collateral be available to holders of the new notes.

No appraisals of any collateral have been prepared in connection with this exchange offer. The value of the collateral and the amount to be received upon a sale of the collateral will depend upon many factors including, among others, the condition of the collateral and our industry, the ability to sell the collateral in an orderly sale, the condition of the international, national and local economies, the availability of buyers, the availability of credit to a buyer and similar factors. The book value of the collateral should not be relied on as a measure of realizable value for such assets. A substantial portion of the collateral consists of certain license rights to sell ANTARA and by their nature, such portions of the collateral may be illiquid and may have no readily ascertainable market value. In addition, a significant portion of the collateral includes assets that may only be usable, and thus retain value, as part of our existing operating businesses. Accordingly, any such sale of the collateral separate from the sale of certain operating businesses may not be feasible or of significant value.

There is no market for the new notes, an active trading market for the new notes may not develop, and you may not be able to sell the new notes at a price acceptable to you.

There is no public market for the new notes and we do not intend to apply for listing of the new notes on any national exchange or quotation system. We cannot assure you of the liquidity of any markets that may develop for the new notes, your ability to sell the new notes or the price at which you may be able to sell the new notes. In addition, we do not know whether an active trading market will ever develop for the new notes. If a market for the new notes were to develop, the new notes could trade at prices that may be higher or lower than the principal amount or public offering price. Additionally, there is a risk that the liquidity of, and the trading market for, the new notes will be limited if few new notes are issued in connection with the exchange offer. If only a limited number of new notes are outstanding after the completion of the exchange offer, it may be more difficult for a market to develop in the new notes and any market that does develop may be less liquid than would be the case if more new notes were outstanding. The liquidity of the trading market for the new notes, if any, and the market price quoted for the new notes may be adversely affected by changes in interest rates for comparable securities, by changes in our financial performance or prospects and by declines in the price of our common shares, as well as by declines in the prices of securities, or the financial performance or prospects of similar companies.

If you do not exchange your existing 2011 notes, they may be difficult to resell.

To the extent any existing 2011 notes are tendered and accepted in the exchange offers, the trading market, if any, for the existing 2011 notes that remain outstanding after the exchange offers would be adversely affected because the market will be less liquid.

If you hold new notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold new notes, you will not be entitled to any rights with respect to our common stock (including voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if and when your notes are converted. For example, in the event that an amendment is proposed to our articles of organization or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

We may be unable to repay or repurchase the new notes or our other indebtedness.

At maturity, the entire outstanding principal amount of the new notes will become due and payable. In addition, if a fundamental change, as defined under “Description of New Notes—Repurchase of the new notes at the option of holders upon a fundamental change,” occurs, you may require us to repurchase all or a portion of your new notes. We may not have sufficient funds or may be unable to arrange for additional financing to pay the repurchase price of the new notes or the principal amount due at maturity. Any future borrowing arrangements or debt agreements to which we become a party may contain restrictions on or prohibitions against our redemption or repurchase of the new notes. If we are prohibited from redeeming or repurchasing the new notes, we could try to obtain the consent of lenders under those arrangements, or we could attempt to refinance the borrowings that contain the restrictions. If we do not obtain the necessary consents or refinance the borrowings, we will be unable to repurchase the new notes. Such a failure would constitute an event of default under the new notes indenture which could, in turn, constitute a default under the terms of our other indebtedness.

The price of our common stock, and therefore the price of the new notes, may fluctuate significantly, which may make it difficult for holders to resell the new notes or the common stock issuable upon conversion of the new notes when desired or at attractive prices.

The market price of the new notes is expected to be affected significantly by the market price of our common stock. The market price of our common stock is subject to significant fluctuations in response to the factors in this section and other factors, including:

•	the revenues that we may derive from the sale of FACTIVE tablets and ANTARA, as compared to analyst estimates;

•	our ability to enter into transactions to acquire, license or co-promote additional products;

•	the results of any clinical trials that we may conduct and the pace of our progress in those clinical trials;

•	the results of clinical trials conducted by potential partners for Ramoplanin or products developed from any of our legacy alliances and the pace of our progress in those clinical trials;

•	whether we will be able to successfully integrate any additional products that we acquire, license or co-promote into our sales and marketing efforts;

•	the timing of the achievement of our development milestones and other payments under our strategic alliance agreements;

•	termination of, or an adverse development in, our strategic alliances;

•	conditions and publicity regarding the biopharmaceutical industry generally;

•	our ability to continue to be listed on The NASDAQ Global Markets;

•	price and volume fluctuations in the stock market at large which do not relate to our operating performance;

•	variations in our rates of product returns, allowances and rebates and discounts;

•	sales of shares of our common stock in the public market and low trading volume of our common stock; and

•	comments by securities analysts, or our failure to meet market expectations, including our projected financial performance.

Over the two-year period ending December 31, 2007 and the nine month period ending September 30, 2008, the closing price of our common stock as reported on the NASDAQ Global Market ranged from a high of $22.48 to a low of $0.72. The stock market has from time to time experienced extreme price and volume fluctuations that are unrelated to the operating performance of particular companies. In the past, companies that have experienced volatility have sometimes been the subject of securities class action litigation. If litigation were instituted on this basis, it could result in substantial costs and a diversion of management’s attention and resources. These broad market fluctuations may adversely affect the price of our securities, regardless of our operating performance. Because the new notes are convertible into shares of our common stock, volatility of or depressed prices for our common stock could have a similar effect on the trading price of the new notes. A decline in our common stock price may cause the value of the new notes to decline. Holders who receive common stock upon conversion of the new notes also will be subject to the risk of volatility and depressed prices of our common stock.

We may issue additional equity securities and thereby materially and adversely affect the price of our common stock.

Sales of substantial amounts of shares of our common stock in the public market after this offering, or the perception that those sales may occur, could cause the market price of our common stock to decline. The new notes indenture does not restrict our ability to issue additional shares of common stock or other securities convertible into or exchangeable for our common stock. We have used and may continue to use our common stock or securities convertible into or exchangeable for our common stock to acquire technology, product rights or businesses, or for other purposes. Our authorized capital stock consists of 175,000,000 shares of common stock, par value $0.10 per share, which includes 625,000 shares of common stock designated as series B restricted common stock. As of November 3, 2008, we had approximately 14,256,628 shares of common stock outstanding and no shares of series B restricted stock outstanding. If we issue additional equity securities, the price of our common stock and, in turn, the price of the new notes may be materially and adversely affected.

The issuance of common shares in the exchange offer will result in immediate dilution to the ownership interests of existing stockholders.

We are offering to exchange for each $1,000 principal amount of existing 2011 notes $400 principal amount of new notes and 100 shares of our common stock. The issuance of shares of our common stock in the exchange offer will result in immediate dilution to our existing stockholders.

Conversion of the notes will dilute the ownership interests of existing stockholders.

The conversion of some or all of the new notes will dilute the ownership interest of our existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the new notes may encourage short selling by market participants because the conversion of the new notes could depress the price of our common stock and short selling by new note holders engaging in hedging transactions which could further depress the price of our common stock.

As part of the exchange offer, the new notes indenture provides restrictions on our ability to incur additional debt which could prevent our ability to raise additional capital.

The new notes indenture provides that we may not incur additional indebtedness in excess of $50 million (“Permitted Indebtedness”) from the earlier of (i) the date of the issuance of the new notes to the date that is one year from the date on which our common stock has traded at a price which exceeds the conversion price then in effect for at least 20 trading days during any consecutive 30 trading day period and (ii) the first anniversary of the maturity date of the new notes; provided that, any indebtedness incurred to finance new product acquisition or in connection with any refinancing of Permitted Indebtedness, our existing indebtedness including existing 2011 notes not tendered in the Exchange Offer, our obligations to PRF under the Paul Capital Note, revenue interests assignment agreement and our obligations under the 5% Convertible Promissory Notes due 2009 and the new notes shall not be counted toward the aforementioned limit. These restrictions on our ability to incur additional debt could have a negative effect on our ability to raise additional capital in the future.

The new notes indenture provides only limited restrictions on our ability to incur additional debt and does not limit our ability to take other actions that could negatively impact holders of the new notes.

The new notes indenture provides that we may not incur additional indebtedness in excess of $50 million (“Permitted Indebtedness”) from the earlier of (i) the date of the issuance of the new notes to the date that is one year from the date on which our common stock has traded at a price which exceeds the conversion price then in effect for at least 20 trading days during any consecutive 30 trading day period and (ii) the first anniversary of the maturity date of the new notes; provided that, any indebtedness incurred to finance new product acquisition or in connection with any refinancing of Permitted Indebtedness, our existing indebtedness including existing 2011 notes not tendered in the Exchange Offer, our obligations to PRF under the Paul Capital Note, revenue interests assignment agreement and our obligations under the 5% Convertible Promissory Notes due 2009 and the new notes shall not be counted toward the aforementioned limit. The new notes indenture otherwise does not limit the amount or kind of debt that may be incurred by us or any of our subsidiaries and we are not otherwise limited from incurring additional indebtedness, including senior indebtedness or secured debt. In addition, the limited covenants applicable to the new notes do not restrict our ability to pay dividends, issue or repurchase stock or other securities or require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the new notes could have the effect of diminishing our ability to make payments on the new notes when due. In addition, the indenture for the new notes does not afford protection to holders of the notes in the event of a fundamental change except to the extent described under “Description of New Notes—Conversion rate adjustment on a fundamental change” and “Description of New Notes—Repurchase of the new notes at the option of holders upon a fundamental change.”

The conversion rate adjustment that may be made in connection with a transaction constituting a fundamental change may not adequately compensate you for the lost option value of your new notes as a result of such fundamental change.

In connection with a fundamental change, we may be required to increase the conversion rate for the new notes surrendered for conversion. The conversion rate adjustment is described under “Description of New Notes—Conversion rate adjustment on a fundamental change.” The conversion rate adjustment is designed to compensate you for the lost option value of your notes as a result of certain fundamental changes; such increases are only an approximation of such lost value and may not adequately compensate you for such loss. In addition, even if a fundamental change occurs, in some cases there be no such conversion rate adjustment. See “Description of New Notes—Conversion rate adjustment on a fundamental change.”

If we automatically convert the new notes, there is a risk of fluctuation in the price of our common stock from the date we elect to automatically convert the new notes to the automatic conversion date.

We may elect to automatically convert the new notes on or prior to maturity if the closing price of our common stock has exceeded 130% of the conversion price of the new notes then in effect for at least 20 trading days during any 30 consecutive trading day period ending within five trading days prior to the notice of automatic conversion. However, there is a risk of fluctuation in the price of our common stock between the time when we may first elect to automatically convert the new notes and the automatic conversion date. This period must be at least 20 days and not more than 30 days prior to the automatic conversion date. As a result of any such fluctuation in the price of our common stock, the aggregate conversion value you actually receive upon any automatic conversion of the new notes may be less than the principal amount of the new notes.

Rating agencies may provide unsolicited ratings on the new notes that could cause the market value or liquidity of the new notes to decline.

We have not requested a rating of the new notes from any rating agency and believe it is unlikely that the new notes will be rated. However, if one or more rating agencies rate the new notes and assign the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price or liquidity of the new notes and our common stock could be harmed.

Your right to recover amounts under the second priority lien will be junior to amounts recovered in respect of the first priority liens.

The second priority liens will rank behind all of the first priority liens. Upon any distribution to our creditors in a bankruptcy, liquidation, reorganization or similar proceedings, the beneficiaries of the first priority liens will be entitled to be paid in full before any payment will be made on the second priority liens.

The new notes will only be guaranteed by our subsidiary Guardian II and are not secured by any assets of the Company.

The new notes will be guaranteed by our subsidiary Guardian II and this guarantee will be secured by a second priority lien on substantially all of the assets of Guardian II. The new notes are not secured by any assets of the Company. The Company may acquire assets in the future and the holders of the new notes would have no security interests in any such assets. The Company may also in the future secure other indebtedness with its assets or assets that it may acquire and the holders of the new notes would not have any security interest therein.

We are permitted to incur additional indebtedness which will be secured by the second priority lien and is on parity with the new notes.

Pursuant to the Intercreditor Agreement which governs the rights between the first and second lien holders, we are permitted to incur additional indebtedness which will be secured by the second priority lien and will be on parity with the new notes. If all holders of existing 2011 notes were to tender in the exchange offer, we would issue $90,280,000 principal amount of new notes under the new notes indenture. In addition, we will issue under the new notes indenture a new note in a principal amount of $2,000,000 to Paul Capital which note will not be registered. We are permitted to incur indebtedness under the Intercreditor Agreement up to $140,000,000. To the extent we issue additional indebtedness on parity with the new 2011 notes that is secured by the same assets as the new notes, this will reduce the proceeds available to satisfy the obligations under the new notes. See “Description of New Notes—Intercreditor Agreement.”

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require holders of the new notes to return payments received from guarantors.

Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor, if the guarantor at the time it incurred the indebtedness evidenced by its guarantee:

•	received less than reasonably equivalent value or fair consideration for the incurrence of its guarantee and was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot assure you as to what standard a court would apply in determining whether a guarantor would be considered to be insolvent. If a court determined that a guarantor was insolvent after giving effect to the guarantee, it could void the guarantee of the new notes by Guardian II and require you to return any payments received from Guardian II.

The Intercreditor agreement will substantially limit the rights of the holders of the new notes with respect to the collateral securing the new notes and holders of the new notes will not control decisions regarding collateral.

The rights of the holders of the new notes with respect to the collateral securing the guarantee on the new notes will be substantially limited pursuant to the terms of the provisions of the Intercreditor agreement. Under the Intercreditor Agreement, at any time the obligations that have the benefit of the first priority liens are outstanding, any actions that may be taken in respect of the collateral, including the ability to cause the commencement of enforcement proceedings against the collateral and to control the conduct of such proceedings, the approval of amendments to, releases of collateral from the lien of, and waivers of past defaults under, the collateral documents, will be at the direction of the holders of the obligations secured by the first priority liens. The trustee and the collateral agent, on behalf of the holders of the new notes, will not have the ability to control or direct such actions, even if the rights of the holders of the new notes are adversely affected. Additional releases of collateral from the second priority lien securing the new notes are permitted under some circumstances.

The holders of the first priority liens will control substantially all matters related to the collateral securing the guarantee. They may cause the security agent to dispose of, release, or foreclose on, or take other actions with respect to, the collateral with which noteholders may disagree or that may be contrary to the interests of noteholders.

Bankruptcy laws may limit your ability to realize value from the collateral.

The right of the collateral agent to repossess and dispose of the collateral upon the occurrence of an event of default under the indenture governing the new notes is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy case were to be commenced by or against us before the collateral agent repossessed and disposed of the collateral. Upon the commencement of a case under the bankruptcy code, a secured creditor such as the collateral agent is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval, which may not be given. Moreover, the bankruptcy code permits the debtor to continue to retain and use collateral even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral as of the commencement of the bankruptcy case and may include cash payments or the granting of additional security if and at such times as the bankruptcy court in its discretion determines that the value of the secured creditor’s interest in the collateral is declining during the pendency of the bankruptcy case. A bankruptcy court may determine that a secured creditor may not require compensation for a diminution in the value of its collateral if the value of the collateral exceeds the debt it secures.

In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary power of a bankruptcy court, it is impossible to predict:

•	how long payments under the new notes could be delayed following commencement of a bankruptcy case;

•	whether or when the collateral agent could repossess or dispose of the collateral;

•	the value of the collateral at the time of the bankruptcy petition; or

•	whether or to what extent holders of the new notes would be compensated for any delay in payment or loss of value of the collateral through the requirement of “adequate protection.”

In addition, the intercreditor agreement provides that, in the event of a bankruptcy, the trustee, as the collateral agent for the new notes, may not object to a number of important matters following the filing of a bankruptcy petition so long as any first lien debt is outstanding. After such a filing, the value of the collateral securing the new notes could materially deteriorate and you would be unable to raise an objection. The right of the holders of obligations secured by first priority liens on the collateral to foreclose upon and sell the collateral upon the occurrence of an event of default also would be subject to limitations under applicable bankruptcy laws if we or any of our subsidiaries become subject to a bankruptcy proceeding.

Any disposition of the collateral during a bankruptcy case would also require permission from the bankruptcy court. Furthermore, in the event a bankruptcy court determines the value of the collateral is not sufficient to repay all amounts due on first priority lien debt and, thereafter, the new notes, the holders of the new notes would hold a secured claim to the extent of the value of the collateral to which the holders of the new notes are entitled and unsecured claims with respect to such shortfall. The bankruptcy code only permits the payment and accrual of post-petition interest, costs and attorney’s fees to a secured creditor during a debtor’s bankruptcy case to the extent the value of its collateral is determined by the bankruptcy court to exceed the aggregate outstanding principal amount of the obligations secured by the collateral.

Rights of holders of new notes in the collateral may be adversely affected by the failure to perfect security interests in certain collateral.

The security interests in the collateral securing the guarantee on the new notes includes assets, both tangible and intangible, whether now owned by Guardian II or acquired by Guardian II in the future. Applicable law requires that certain property and rights acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. There can be no assurance that the trustee and the collateral agent will monitor, or that we will inform the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after acquired collateral.

The tax treatment of the exchange offer to holders of existing 2011 notes is not clear.

Subject to the limitations set forth in “Material United States Federal Income Tax Consequences” (below), it is more likely than not that the exchange of existing 2011 notes for shares of common stock should qualify as a tax-free recapitalization for U.S. federal income tax purposes with the result that U.S. holders of existing 2011 notes should not recognize any gain or loss on the exchange with respect thereto. However, based on all the relevant facts and circumstances of the new notes, including the guarantee by Guardian II secured by a second lien on its property, the convertibility of the new notes, the term being less than three years and their other terms, it is not clear whether the new notes received in exchange for the existing 2011 notes would be considered securities eligible for tax-free receipt as part of a recapitalization. If the exchange qualifies as a recapitalization and the new notes are treated as securities for this purpose, a U.S. Holder should not recognize any gain or loss on the exchange. Alternatively, the exchange could be treated as a recapitalization with respect to the exchange of existing 2011 notes for shares of common stock, but with the receipt of the new notes being treated as “other property,” with the result that U.S. Holders of the existing 2011 notes would not recognize any loss, but would recognize gain (if any), on the entire exchange of existing 2011 notes for new notes and shares of common stock to the extent of the fair market value of the new notes received. It is also possible that the exchange of the existing 2011 notes for new notes and shares of common stock could be treated as a taxable exchange with the result that U.S. Holders of existing 2011 notes could recognize gain or loss on such exchange.

Adjustments to the conversion rate of the new notes may result in a taxable distribution to you.

Although to date we have never paid cash dividends on our common stock, if in the future we pay a cash dividend on our common stock and there is a resulting adjustment to the conversion price, a note holder could be deemed to have received a taxable dividend subject to U.S. federal income tax without the receipt of any cash.

Other adjustments in the conversion ratio (or failures to make such adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may have the same result. Any such deemed dividends would be taxable as described in “Material United States Federal Income Tax Consequences.”

You will be required to pay U.S. federal income tax on the new notes even if we do not pay cash interest.

Because the new notes provide us with the option to pay interest either (i) in cash or (ii) by (A) increasing the principal amount of the new notes or (B) issuing additional new notes, the new notes will be treated as issued with original issue discount, or OID, for U.S. federal income tax purposes. Holders of new notes will be required to include the OID in gross income on a constant yield to maturity basis, regardless of whether the interest is paid currently in cash. It is generally expected that the amount of OID includible in a holder’s gross income will correspond to the stated interest payments provided by the new notes. See “Material United States Federal Income Tax Consequences.”

The Internal Revenue Service may challenge the status of the existing 2011 notes and new notes as debt for U.S. federal income tax purposes.

The status of the existing 2011 notes and new notes as debt for U.S. federal income tax purposes depends upon a number of factors. While we intend to take the position that both the existing 2011 notes and new notes are debt for this purpose, there can be no assurance that the Internal Revenue Service will not successfully challenge this position. If the existing 2011 notes and new notes were not treated as debt for U.S. federal income tax purposes, the tax consequences of the Exchange and the tax consequences to the holders of new notes could be materially different from that described below in “Material United States Federal Income Tax Consequences.”

We may incur a U.S. federal income tax liability as a result of the exchange offer.

As a result of the exchange offer, we may realize cancellation of indebtedness (“COD”) income. COD income must generally be included in gross income for U.S. federal income tax purposes. An exception is available if we are insolvent for U.S. federal income tax purposes (i.e., our liabilities exceed the fair market value of our assets). To the extent that we are not insolvent, we expect that the amount of our net operating losses (“NOL”) and other tax attributes will offset the amount of recognized COD income for regular U.S. federal income tax purposes. However, the use of NOLs is limited for alternative minimum tax (“AMT”) purposes and as a consequence we may incur an AMT liability with respect to the COD income recognized on the exchange offer. See “Material United States Federal Income Tax Consequences,” below.

RISKS RELATED TO THE SECURITIES MARKET

Our stock price is highly volatile.

The market price of our stock has been and is likely to continue to be highly volatile due to the risks and uncertainties described herein, as well as other factors, including:

•	the revenues that we may derive from the sale of ANTARA capsules and FACTIVE tablets, as compared to analyst estimates or to our own guidance;

•	our ability to enter into transactions to acquire, license or co-promote additional products;

•	the results of any clinical trials that we may conduct and the pace of our progress in those clinical trials;

•	the results of clinical trials conducted by partners for Ramoplanin or products developed from any of our legacy alliances and the pace of progress in those clinical trials;

•	whether we will be able to successfully integrate any additional products that we acquire, license or co-promote into our sales and marketing efforts;

•	the timing of the achievement of development milestones and other payments under our strategic alliance agreements;

•	termination of, or an adverse development in, our strategic alliances;

•	conditions and publicity regarding the pharmaceutical industry generally;

•	our ability to continue to be listed on The NASDAQ Global Market;

•	price and volume fluctuations in the stock market at large which do not relate to our operating performance;

•	variations in our rates of product returns, allowances and rebates and discounts;

•	sales of shares of our common stock in the public market; and

•	comments by securities analysts, or our failure to meet market expectations, including our projected financial performance.

Over the two-year period ending September 30, 2008 the closing price of our stock as reported on The NASDAQ Global Market ranged from a high of $9.12 to a low of $0.72. The stock market has from time to time experienced extreme price and volume fluctuations that are unrelated to the operating performance of particular companies. In the past, companies that have experienced volatility have sometimes been the subject of securities class action litigation. If litigation were instituted on this basis, it could result in substantial costs and a diversion of management’s attention and resources. These broad market fluctuations may adversely affect the price of our securities, regardless of our operating performance.

Multiple factors beyond our control may cause fluctuations in our operating results and may cause our stock price to fall.

Our revenues and results of operations may fluctuate significantly, depending on a variety of factors, including the following:

•

the pace of our commercialization of ANTARA capsules and FACTIVE tablets, and in the case of FACTIVE, seasonal fluctuations in the duration and severity of the annual respiratory tract infection season;

•	the level of acceptance by physicians and third party payers of ANTARA and FACTIVE;

•	the progress of any future clinical trials for our products;

•	the progress of any clinical trials conducted by partners for Ramoplanin or products developed through our legacy alliances;

•	our success in concluding transactions to acquire additional approved products and product candidates, and the pace of our commercialization of such additional products;

•	the introduction of new products and services by our competitors;

•	regulatory actions; and

•	expenses related to, and the results of, litigation and other proceedings relating to intellectual property rights.

We will not be able to control many of these factors. In addition, if our revenues in a particular period do not meet expectations, we may not be able to adjust our expenditures in that period, which could cause our business to suffer and may cause our stock price to fall. We believe that period-to-period comparisons of our financial results will not necessarily be meaningful. You should not rely on these comparisons as an indication of our future performance. If our operating results in any future period fall below the expectations of securities analysts and investors, our stock price may fall, possibly by a significant amount.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained herein related to our anticipated revenue increases for the fiscal year December 31, 2008 and the relative contributions of ANTARA and FACTIVE to such revenues, our anticipated cash utilization and the sufficiency of our cash resources, our discount and rebate programs for ANTARA and FACTIVE, the possible partnering or other strategic opportunities for the continued development of Ramoplanin, our plans to work with the FDA to implement any necessary changes to the FACTIVE labeling, the potential marketing approval of FACTIVE in Europe, the possibility of acquiring a third product, our ability to raise additional funds and/or refinance our maturing and existing debt and to fund operations, as well as other statements related to the progress and timing of product development, present or future licensing, collaborative or financing arrangements or that otherwise relate to future periods, are forward-looking statements. These statements represent, among other things, the expectations, beliefs, plans and objectives of management and assumptions underlying or judgments concerning the future financial performance and other matters discussed in this prospectus. The words “may,” “will,” “should,” “plan,” “believe,” “estimate,” “intend,” “anticipate,” “project,” and “expect” and similar expressions are intended to identify forward-looking statements. All forward-looking statements involve certain risks, estimates, assumptions, and uncertainties with respect to future revenues, cash flows, expenses and the cost of capital, among other things.

Some of the important risk factors that could cause our actual results to differ materially from those expressed in our forward-looking statements are included under the heading “Risk Factors” in this prospectus. We encourage you to read these risks carefully. We caution investors not to place significant reliance on the forward-looking statements contained in this prospectus. These statements, like all statements in this prospectus, speak only as of the date of this prospectus (unless another date is indicated) and we undertake no obligation to update or revise forward-looking statements.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the new notes and common stock pursuant to the exchange offer.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the NASDAQ Global Market under the symbol “OSCI”. As of September 30, 2008, there were approximately 1,342 shareholders of record of our common stock. The table below sets forth the range of high and low sale prices for each fiscal quarter during 2006 and 2007 and through September 30, 2008, as reported by the NASDAQ Global Market.

	High	Low
Year ended December 31, 2006(1)
First Quarter	$22.48	$14.16
Second Quarter	$16.32	$6.16
Third Quarter	$11.60	$4.40
Fourth Quarter	$9.44	$4.15

Year ended December 31, 2007
First Quarter	$5.50	$4.10
Second Quarter	$7.78	$4.45
Third Quarter	$4.75	$2.48
Fourth Quarter	$3.27	$1.16

Year ended December 31, 2008
First Quarter	$2.30	$1.06
Second Quarter	$2.84	$1.38
Third Quarter	$1.53	$0.70
Fourth Quarter (through November 21, 2008)	$1.15	$0.36

(1) High and low sale prices adjusted to reflect one-for-eight reverse stock split effected on November 15, 2006.

The last reported sales price of our common stock on The NASDAQ Global Market on November 21, 2008 was $0.47.

DIVIDEND POLICY

We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business and that no dividends on our common stock will be declared in the foreseeable future. Any future dividends will be subject to the discretion of our Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of our company, our capital requirements and general business conditions.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical deficiency of earnings available to cover fixed charges for each of our most recent fiscal years and the periods ended September 30, 2008 and 2007.

	Nine months ended September 30,		Year ended December 31,
	2008	2007	2007	2006	2005	2004	2003
			(in thousands)
Deficiency of earnings available to cover fixed charges(1)(2)	$(53,229)	$(15,182)	$(29,469)	$(78,298)	$(88,628)	$(93,479)	$(29,388)

(1)

Earnings were inadequate to cover fixed charges. We needed additional earnings, as indicated by the deficiency of earnings available to cover fixed charges for each of the periods presented above, to achieve a ratio of earnings to fixed charges of 1.0x.

(2)

The deficiency of earnings available to cover fixed charges is computed by subtracting fixed charges from earnings before income taxes and minority interest plus fixed charges. Fixed charges consist of interest expense plus that portion of net rental expense deemed representative of interest.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2008:

•	on an actual basis;

•

on an as adjusted basis to give effect to the issuance of approximately $90,266,000 aggregate principal amount of new notes in the exchange offer assuming all of the outstanding existing 2011 notes were tendered and exchanged and the $2,000,000 principal of the new notes issued to Paul Capital;

•

as adjusted to reflect the estimated net gain of approximately $45,662,000 on the assumed restructuring of all outstanding existing 2011 notes. This troubled debt restructuring will result in recognition of a gain in our statement of operations in the period in which the exchange offer is consummated. The actual gain will be based on facts and circumstances as of the date the exchange becomes effective. For every $1 million of existing 2011 notes that are not tendered, the estimated gain on extinguishment reflected in the capitalization table would be reduced by approximately $332,000; and

•

on an as adjusted basis to give effect to the issuance of 22,566,600 shares of common stock as a result of the exchange offer and 500,000 shares of common stock due to the amendment of the revenue interests assignment agreement.

The Company applied guidance as set forth in Emerging Issues Task Force (“EITF”) Issue No. 02-4 “Determining Whether a Debtor’s Modification or Exchange of Debt Instruments in within the Scope of FASB Statement No. 15” and Statement of Financial Accounting Standards No. 15, “Accounting for Debtor and Creditors for Troubled Debt Restructurings” (“SFAS No. 15”), Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (“SFAS No. 133”), EITF Issue No. 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” and EITF No. 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”. The Exchange Offer is being accounted for as troubled debt restructuring in accordance with EITF No. 02-4 and SFAS No. 15. As a result, the carrying value of the new notes will be equal to the sum of all future cash flows on the notes, including interest payments. Accordingly, all future interest expense and debt issuance costs will be accrued upon the date of the Exchange Offer as a reduction to the gain on extinguishment of the existing 2011 notes and no future interest or amortization expense associated with the new notes will be recognized. The additional interest payment upon automatic or voluntary conversion is an embedded derivative requiring separate accounting. The new notes contain other features which may be considered embedded derivatives which would require separate accounting. The Company will evaluate these features after the closing of the exchange offer.

To facilitate the Exchange Offer, on November 5, 2008, the Company, along with its wholly-owned subsidiary, Guardian II Acquisition Corporation (“Guardian II”) amended the Revenue Interests Assignment Agreement (the “RIAA”) with Paul Royalty Fund Holdings II (“PRF”), an affiliate of Paul Capital Partners (the “Amendment”), the effectiveness of which is contingent upon, among other things, Guardian II entering into a security agreement granting a second priority lien on its assets to secure its guarantee of the new notes. The Company has applied the guidance of SFAS 15 and has reduced the gain on the Exchange Offer for the direct costs incurred as part of the Amendment. The costs of the Amendment included in the gain on restructuring consist of $2,602,000 as the principal and interest on the $2,000,000 note, $270,000 to record the fair value of the 500,000 common shares issued and $37,000 to record the incremental fair value of the repricing of the 288,018 common warrants held by PRF. The Amendment also contains other contingent payments that may be made to PRF in the future dependent upon the occurrence of certain events. These costs will be expensed at the time they become probable.

The additional interest payment provisions contained in the new notes will be separately accounted for as a derivative financial instrument in accordance with SFAS No. 133. The embedded derivative instrument will be measured at fair value and reflected separately on the balance sheet. However no adjustments for this or any embedded derivatives associated with the new 2011 notes have been included in the following table because the related fair value cannot be determined until the final terms of the new 2011 notes are known and a calculation of fair value is completed. Actual accounting values will be based on facts and circumstances, including the market price of our common shares, as of the date the exchanges become effective. This derivative liability will be adjusted quarterly for changes in fair value through either the date the additional interest payment provisions expire, at which time the liability will be zero, or the date at which an additional interest payment provision is triggered, with the corresponding charge or credit to other expense or income. This value of the derivative will be recorded as a reduction of the gain on the debt restructuring.

We will also apply the guidance set forth in EITF Issue No. 98-5, which specifies the appropriate basis to account for contingent beneficial conversion premiums. The new notes may have features that could lead to a beneficial conversion premium at issuance. A beneficial conversion premium may arise if and when, upon issuance of the new notes, the market price of our common shares exceeds the effective conversion price, after separating any additional embedded derivatives.

To the extent that existing 2011 notes are not validly tendered or accepted in the exchange offer, the amount attributed to the new notes would decrease and the amount attributed to the existing 2011 notes would increase.

The information set forth in the following table should be read in conjunction with and is qualified in its entirety by the Company’s audited consolidated financial statements and notes thereto included in this prospectus.

	As of September 30, 2008
	Actual	As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$24,778	$15,939

Short-term debt:
5.0% Convertible Promissory Notes due 2009(1)	$13,300	$13,300

Long-term debt:
3.50% Convertible Senior Notes due 2011(2)	188,780	—
12.50% Convertible Guaranteed Senior Notes due 2011(3)	—	121,259
12% Senior Secured Note	20,000	20,000
3 1/2% Convertible Senior Notes due 2011(5)	829	829
Revenue Interests Assignment(4)	39,304	39,304
Other Indebtedness	76	76

Total long-term debt	248,989	181,468

Shareholders’ (deficit) Equity:
Series B restricted common stock, $0.10 par value—Authorized—625,000 shares, Issued and Outstanding—None	—	—
Common stock, $0.10 par value—Authorized 174,375,000 shares, Issued and Outstanding—14,255,459 and 37,322,059 shares at September 30, 2008 actual and as adjusted, respectively(6)	1,425	3,732
Additional paid-in capital(6)	416,856	427,042
Accumulated deficit(7)	(498,987)	(453,325)

Total Shareholder’ (deficit) equity	(80,706)	(22,551)

Total capitalization	$181,583	$172,217

(1)	Excludes accrued interest of $3,437.

(2)	Excludes accrued interest of $3,699.

(3)

If we elect to automatically convert some or all of the new notes into our common shares, up to and including the date which is one year from the original issue date of the new notes, we will make an additional payment equal to the amount of interest that would have been payable on the new notes from the last day interest was paid on the new notes through and including the date which is one year from the original issue date of the new notes, issued in the exchange offer. This interest will be payable in cash or, at our option, in our common shares. If paid in our common shares, the shares will have a fixed value equivalent to 90% of the automatic conversion price then in effect.

If a holder elects to voluntarily convert some or all of the new notes into our common shares, up to and including the date which is two years from the original issue date of the new notes, we will make an additional payment equal to the amount of interest that would have been payable on the new notes from the last day interest was paid on the new notes through and including the date which is two years from the original issue date of the new notes, issued in the exchange offer. This interest will be payable in cash, or at our option, in our common shares. If paid in our common shares, the shares will be valued at the conversion price then in effect.

This additional interest payment feature may be considered to be an embedded derivative and could be recorded on the balance sheet at fair value as a current liability. If it is determined to be an embedded derivative, we will be required to recognize changes in the derivative’s fair value from period to period in other income (expense) in our statements of operations. This additional interest payment that may be settled in shares could be considered to be a beneficial conversion and could result in recognizing as expense any amounts paid by share settlement upon conversion under the additional interest payment.

The carrying value of the new notes was determined in accordance with SFAS No. 15. The amount of $121,259 represents $92,266 of principal of the new notes plus $28,993 of future cash flows related to interest on these notes.

(4)

As a result of the put and call options held by Paul Capital relating to the Revenue Interests Assignment Agreement, the agreement contains an embedded derivative which is revalued on quarterly basis. In addition, the interest rate on the indebtedness to Paul Capital under the Revenue Interests Assignment Agreement may vary during the term of the agreement depending on a number of factors, including the level of sales of ANTARA and FACTIVE. For additional information, please see Note 7 of our financials statements for the period ended September 30, 2008.

(5)	Excludes accrued interest of $13.

(6)

The amounts in the as adjusted column include amounts to reflect the issuance of 22,566,600 common shares as a result of the exchange offering, 500,000 common shares issued as a result of the amendment to the RIAA and the change in the value of the repriced common share warrants held by PRF as a result of the amendment to the RIAA. No adjustments have been made to reflect common shares that may be issued to settle fractional new notes as part of the exchange offer. The adjustment is calculated based on the closing price of the Company’s common stock as of November 13, 2008, of $0.54. The actual adjustment will be based on the closing price of the Company’s common stock used to determine the consideration in the exchange offer.

(7)	The as adjusted amount reflects the adjustment for the estimated net gain of approximately $45,662 on the assumed restructuring of all outstanding existing 2011 notes.

THE EXCHANGE OFFER

Terms of the Exchange Offer; Period for Tendering Existing 2011 Notes

We are offering to exchange for each $1,000 principal amount of existing 2011 notes, $400 principal amount of new notes and 100 shares of our common stock. The new notes will be issued in denominations of $1,000 and any integral multiples of $1,000 in excess thereof. We will settle any fractional new notes in shares of the Company’s common stock based on the simple average of the daily volume-weighted average price of a share of our common stock on the NASDAQ Global Market for each of the five trading days prior to and including the second business day before the expiration date of the exchange offer and any fractional shares of common stock will be rounded up to the next full share. Based on the principal amount of existing 2011 notes outstanding as of the date of this prospectus, we are offering to acquire up to $225,700,000 aggregate principal amount of existing 2011 notes that are validly tendered on the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal.

You may tender all, some or none of your existing 2011 notes, subject to the terms and conditions of the exchange offer. Holders of existing 2011 notes must tender their existing 2011 notes in a minimum $1,000 principal amount and integral multiples thereof.

The exchange offer is not being made to, and we will not accept tenders for exchange from, holders of existing 2011 notes in any jurisdiction in which the exchange offer or the acceptance of such offers would not be in compliance with the securities or blue sky laws of that jurisdiction.

Our Board of Directors and officers do not make any recommendation to you as to whether or not to exchange all or any portion of your existing 2011 notes. In addition, we have not authorized anyone to make any recommendation. You must make your own decision whether to tender your existing 2011 notes in connection with the exchange offer and, if so, the amount of existing 2011 notes to tender.

Expiration Date

The expiration date for the exchange offer is 11:59 p.m., New York City time, on November 21, 2008, unless we extend the offer. We may extend this expiration date for any reason. The last date on which tenders will be accepted, whether on November 21, 2008 or any later date to which the exchange offer may be extended, is referred to as the expiration date.

Extensions; Amendments

We expressly reserve the right, in our discretion, for any reason to:

•

delay the acceptance of existing 2011 notes tendered for exchange, for example, in order to allow for the rectification of any irregularity or defect in the tender of existing 2011 notes, provided that, in any event we will promptly issue new notes or return tendered existing 2011 notes after expiration or withdrawal of the exchange offer;

•

extend the time period during which the exchange offer is open, by giving oral or written notice of an extension to the holders of existing 2011 notes in the manner described below; during any extension, all existing 2011 notes previously tendered and not withdrawn will remain subject to the exchange offer;

•

waive any condition or amend any of the terms or conditions of the exchange offer, other than the condition that the registration statement or, if applicable, a post-effective amendment, becomes effective under the Securities Act; and

•	terminate the exchange offer, as described under “—Conditions for Completion of the Exchange Offer” below.

If the exchange offer is amended in a manner determined by us to constitute a material change, including the waiver of a material condition, we will extend the exchange offer period if necessary so that at least five business days remain in the exchange offer following notice of the material change. If we

•	increase or decrease the consideration we are offering in exchange for the existing notes,

•	decrease the principal amount of existing notes we are seeking to exchange, or

•	if the exchange offer is amended in a manner determined by us to constitute a similarly significant change,

we will extend the exchange offer period if necessary so that at least ten business days remain in the exchange offer following notice of such change.

We will promptly give oral or written notice of any (1) extension, (2) amendment, (3) non-acceptance or (4) termination of the offers to the holders of the existing 2011 notes. In the case of any extension, we will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. In the case of an amendment, we will issue a press release or other public announcement.

Procedures for Tendering Existing 2011 Notes

Your tender to us of existing 2011 notes and our acceptance of your tender will constitute a binding agreement between you and us upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal.

Tender of Existing 2011 Notes Held Through a Custodian. If you are a beneficial holder of the existing 2011 notes that are held of record by a custodian bank, depository institution, broker, dealer, trust company or other nominee, you must instruct the custodian, or such other record holder, to tender the existing 2011 notes on your behalf. Your custodian will provide you with its instruction letter, which you must use to give these instructions.

Tender of Existing 2011 Notes Held Through DTC. Any beneficial owner of existing 2011 notes held of record by The Depository Trust Company, or DTC, or its nominee, through authority granted by DTC, may direct the DTC participant through which the beneficial owner’s existing 2011 notes are held in DTC, to tender on such beneficial owner’s behalf. To effectively tender existing 2011 notes that are held through DTC, DTC participants should transmit their acceptance through the Automated Tender Offer Program, or ATOP, for which the transaction will be eligible, and DTC will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. Delivery of tendered existing 2011 notes must be made to the exchange agent pursuant to the book-entry delivery procedures set forth below or the tendering DTC participant must comply with the guaranteed delivery procedures set forth below. No letters of transmittal will be required to tender existing 2011 notes through ATOP.

In addition, the exchange agent must receive:

•

a completed and signed letter of transmittal or an electronic confirmation pursuant to DTC’s ATOP system indicating the principal amount of existing 2011 notes to be tendered and any other documents, if any, required by the letter of transmittal; and

•

prior to the expiration date, a confirmation of book-entry transfer of such existing 2011 notes, into the exchange agent’s account at DTC, in accordance with the procedure for book-entry transfer described below; or

•	the holder must comply with the guaranteed delivery procedures described below.

Your existing 2011 notes must be tendered by book-entry transfer. The exchange agent will establish an account with respect to the existing 2011 notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC must make book-entry delivery of existing 2011 notes by having DTC transfer such existing 2011 notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Although your existing 2011 notes will be tendered through the DTC facility, the letter of transmittal, or facsimile, or an electronic confirmation pursuant to DTC’s ATOP system, with any required signature guarantees and any other required documents, if any, must be transmitted to and received or confirmed by the exchange agent at its address set forth below under “—Exchange Agent,” prior to 11:59 p.m., New York City time, on the expiration date of the exchange offer. You or your broker must ensure that the exchange agent receives an agent’s message from DTC confirming the book-entry transfer of your existing 2011 notes. An agent’s message is a message transmitted by DTC and received by the exchange agent that forms a part of the book-entry confirmation which states that DTC has received an express acknowledgement from the participant in DTC tendering existing 2011 notes that such participant agrees to be bound by the terms of the letter of transmittal. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

If you are an institution which is a participant in DTC’s book-entry transfer facility, you should follow the same procedures that are applicable to persons holding existing 2011 notes through a financial institution.

Do not send letters of transmittal or other exchange offer documents to us or to Lazard Capital Markets LLC or MTS Securities, LLC, the dealer managers.

It is your responsibility to ensure that all necessary materials are received by U.S. Bank National Association, the exchange agent, before the expiration date. If the exchange agent does not receive all of the required materials before the expiration date, your existing 2011 notes will not be validly tendered.

Any existing 2011 notes not accepted for exchange for any reason will be promptly returned, without expense, to the tendering holder after the expiration or termination of the exchange offer.

We will have accepted the validity of tendered existing 2011 notes if and when we give oral or written notice to the exchange agent. The exchange agent will act as the tendering holders’ agent for purposes of receiving the new notes from us. If we do not accept any tendered existing 2011 notes for exchange because of an invalid tender or the occurrence of any other event, the exchange agent will return those existing 2011 notes to you without expense, promptly after the expiration date via book-entry transfer through DTC.

Binding Interpretations

We will determine in our sole discretion, all questions as to the validity, form, eligibility and acceptance of existing 2011 notes tendered for exchange. Our determination will be final and binding, subject to the tendering noteholder’s right to bring any dispute with respect thereto before a court of competent jurisdiction. The judgments of courts of law in a competent jurisdiction are generally considered final and binding in such matters. We reserve the absolute right to reject any and all tenders of any particular existing 2011 notes not properly tendered or to not accept any particular existing 2011 notes which acceptance might, in our reasonable judgment or our counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities in the tender of existing 2011 notes. Unless waived, any defects or irregularities in connection with tenders of existing 2011 notes for exchange must be cured within such reasonable period of time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of existing 2011 notes for exchange, nor shall any of them incur any liability for failure to give such notification.

Acceptance of Existing 2011 Notes for Exchange; Delivery of New Notes

Once all of the conditions to the exchange offer is satisfied or waived, we will accept, promptly after the expiration date, all existing 2011 notes properly tendered, and will issue the new notes promptly after acceptance of the existing 2011 notes. The discussion under the heading “—Conditions for Completion of the Exchange Offer” provides further information regarding the conditions to the exchange offer. For purposes of the exchange offer, we shall be deemed to have accepted properly tendered existing 2011 notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly after giving such notice.

The new notes will be issued in denominations of $1,000 and any integral multiples of $1,000. We will settle any fractional new notes in shares of the Company’s common stock based on the simple average of the daily volume- weighted average price of a share of our common stock on the NASDAQ Global Market for each of the five trading days prior to and including the second business day before the expiration date of the exchange offer and any fractional shares of common stock will be rounded up to the next full share. The new notes will bear interest from the date of issuance of the new notes. Existing 2011 notes accepted for exchange will accrue interest up to but excluding the closing date of the exchange offer. We will pay such accrued and unpaid interest in cash at closing to holders of existing 2011 notes whose existing 2011 notes are tendered in the exchange offer and accepted by us.

In all cases, issuance of new notes for existing 2011 notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of:

•	your existing 2011 notes or a timely book-entry confirmation of such existing 2011 notes into the exchange agent’s account at the DTC book-entry transfer facility;

•	a properly completed and duly executed letter of transmittal or letter of transmittal and consent or an electronic confirmation of the submitting holder’s acceptance through DTC’s ATOP system; and

•	all other required documents, if any.

Return of Existing 2011 Notes Accepted for Exchange

If we do not accept any tendered existing 2011 notes for any reason set forth in the terms and conditions of the exchange offer, or if existing 2011 notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged existing 2011 notes will be returned to you. Existing 2011 notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility will be returned in accordance with the book-entry procedures described above, and the existing 2011 notes that are not to be exchanged will be credited to an account maintained with DTC, promptly after the expiration or termination of the exchange offer.

Guaranteed Delivery Procedures

If you desire to tender your existing 2011 notes and (1) the certificates for the existing 2011 notes are not immediately available or (2) you cannot complete the procedures for book-entry transfer set forth above on a timely basis, you may still tender your existing 2011 notes if:

•	your tender is made through an eligible institution;

•

prior to the expiration date, the exchange agent received from the eligible institution a properly completed and duly executed letter of transmittal, or a facsimile of such letter of transmittal or an electronic confirmation pursuant to DTC’s ATOP system and notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery, that:

(1)	sets forth the name and address of the holder of the existing 2011 notes tendered;

(2)	states that the tender is being made thereby;

(3)	guarantees that within three trading days after the expiration date, the certificates or a book-entry confirmation and any other documents required by the letter of transmittal, if any, will be deposited by the eligible institution with the exchange agent; and

•

the certificates or book-entry confirmation and all other documents, if any, required by the letter of transmittal are received by the exchange agent within three trading days after the expiration date.

Withdrawal Rights

You may withdraw your tender of existing 2011 notes at any time prior to 11:59 p.m., New York City time, on the expiration date. In addition, if we have not accepted your tendered existing 2011 notes for exchange, you may withdraw your existing 2011 notes at any time after 30 days after the expiration of the exchange offer.

For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at the address or, in the case of eligible institutions, at the facsimile number, set forth below under the heading “—Exchange Agent” prior to 11:59 p.m., New York City time, on the expiration date. Any notice of withdrawal must:

•	specify the name of the person who tendered the existing 2011 notes to be withdrawn;

•	contain a statement that you are withdrawing your election to have your existing 2011 notes exchanged;

•

be signed by the holder in the same manner as the original signature on the letter of transmittal or letter of transmittal and consent by which the existing 2011 notes were tendered, including any required signature guarantees; and

•

if you delivered existing 2011 notes to the exchange agent, you must submit the certificate numbers of the existing 2011 notes to be withdrawn or if you have tendered your existing 2011 notes in accordance with the procedure for book-entry transfer described above, specify the name and number of the account at DTC to be credited with the withdrawn existing 2011 notes and otherwise comply with the procedures of such facility.

Any existing 2011 notes that have been tendered for exchange, but which are not exchanged for any reason, will be returned to you or credited to an account maintained with the book-entry transfer facility for the existing 2011 notes, promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn existing 2011 notes may be retendered by following the procedures described under the heading “—Procedures for Tendering Existing 2011 Notes”, at any time on or prior to 11:59 p.m., New York City time, on the expiration date.

Conditions for Completion of the Exchange Offer

We will not accept existing 2011 notes for new notes and may terminate or not complete the exchange offer if the registration statement or, if applicable, a post-effective amendment, covering the exchange offer is not effective under the Securities Act.

We may elect not to accept existing 2011 notes for exchange and may terminate or not complete the exchange offer if:

•	any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the exchange offer is instituted or is reasonably likely to be instituted;

•

any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the exchange offer, any of which would restrain, prohibit or delay completion of the exchange offer or prohibit any of the material terms of the new notes;

•	any of the following occurs and the adverse effect of such occurrence shall, in our reasonable judgment, be continuing:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the U.S.;

•

any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least twenty percent in either the Dow Jones Average of Industrial Stocks, Standard & Poor’s 500 Index or NASDAQ Composite Index after commencement of the exchange offer;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the U.S.;

•	any material disruption has occurred in commercial banking or securities settlement or clearance services in the U.S.;

•

any limitation, whether or not mandatory, by any governmental entity on, or any other event that would reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions;

•

a commencement of a war, an act of terrorism or other national or international calamity directly or indirectly involving the U.S., which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of the exchange offer; or

•	if any of the situations described above existed at the time of commencement of the exchange offer and that situation deteriorates materially after commencement of the exchange offer;

•

any tender or exchange offer, other than the exchange offer by us, with respect to some or all of our issued and outstanding common shares or the existing 2011 notes or any amalgamation, merger, acquisition or other business combination proposal or change of control involving us shall have been proposed, announced or made by any person or entity;

•

any event or events occur that have resulted or may result, in our reasonable judgment, in a material adverse change in the business condition, income, operations, indebtedness, share ownership or prospects of us or of us and our subsidiaries, taken as a whole;

•	the occurrence of any of the following (as calculated pursuant to Rule 13d-3):

•	any person, entity or group acquires more than 5% or the right to acquire more than 5% of our issued and outstanding common shares after the commencement of the exchange offer;

•

any person, entity or group which owned more than 5% or the right to acquire more than 5% of our issued and outstanding common shares before the commencement of the exchange offer shall acquire additional common shares or the right to acquire additional common shares constituting more than 2% of our issued and outstanding shares after the commencement of the exchange offer; or

•

any new group shall have been formed that beneficially owns or has the right to acquire more than 5% of our issued and outstanding common shares, which in our judgment in any such case, and regardless of the circumstances, makes it inadvisable to proceed with the exchange offer or with such acceptance for exchange of shares; or

•	the registration statement of which this prospectus is a part shall have not become effective under the Securities Act or shall be the subject of any stop order.

If any of the above events occur, we may:

•	terminate the exchange offer and promptly return all tendered existing 2011 notes to tendering existing note holders;

•	extend the exchange offer and, subject to the withdrawal rights described in “Withdrawal Rights,” above, retain all tendered existing 2011 notes until the extended exchange offer expire;

•	amend the terms of the exchange offer; or

•	waive the unsatisfied condition and, subject to any requirement to extend the period of time during which the exchange offer is open, complete the exchange offer.

These conditions are for our sole benefit. We may assert these conditions with respect to all or any portion of the exchange offer regardless of the circumstances giving rise to them. We may waive any condition, other than those subject to applicable law, in whole or in part in our discretion. We may not assert or waive any condition in a manner that would violate Rule 13e-4(f)(8)(i). Our failure to exercise our rights under any of the above conditions does not represent a waiver of these rights. Each right is an ongoing right which may be asserted at any time prior to the expiration of the exchange offer. Any determination by us concerning the conditions described above will be final and binding upon all parties, subject to the tendering noteholder’s right to bring any dispute with respect thereto before a court of competent jurisdiction. The judgments of courts of law in a competent jurisdiction are generally considered final and binding in such matters. There are no federal or state regulatory requirements that must be met, except for requirements under applicable securities laws. Satisfaction or waiver of these conditions, other than those that relate to applicable securities laws, will be determined as of the expiration date of the exchange offer which is currently scheduled to be November 21, 2008.

We confirm to you that if we make a material change in the terms of the exchange offer or the information concerning the exchange offer, or if we waive a material condition of the exchange offer, we will promptly disclose the amendment or waiver in a prospectus supplement and will extend the exchange offer to the extent required under the Exchange Act.

Fees and Expenses

Lazard Capital Markets LLC and MTS Securities, LLC are acting as the dealer managers in connection with the exchange offer. Each of Lazard Capital Markets LLC and MTS Securities, LLC will receive a fee in connection with its services as dealer manager. This fee will be based on the principal amount of the existing 2011 notes tendered and will be paid in cash.

If all of the notes are exchanged in the exchange offer Lazard Capital Markets LLC will receive a maximum dealer manager fee of $2,273,928, payable in cash and MTS Securities, LLC will receive a maximum dealer manager fee of $1,224,423, payable in cash. Lazard Capital Markets LLC and MTS Securities, LLC’s fees in connection with the exchange offer will be payable if and when the exchange offer is completed.

Each of Lazard Capital Markets LLC and MTS Securities, LLC will also be reimbursed for its reasonable out-of-pocket expenses incurred in connection with the exchange offer (including reasonable fees and disbursements of counsel), whether or not the transaction closes, in an amount, together with fees and expenses, reimbursed up to $600,000.

We have agreed to indemnify Lazard Capital Markets LLC and MTS Securities, LLC against specified liabilities relating to or arising out of the offers, including civil liabilities under the federal securities laws, and to contribute to payments which Lazard Capital Markets LLC and MTS Securities, LLC may be required to make in respect thereof. However, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Lazard Capital Markets LLC and MTS Securities, LLC may from time to time hold existing 2011 notes, new notes and our common shares in their proprietary accounts, and to the extent they own existing 2011 notes in these accounts at the time of the exchange offer, Lazard Capital Markets LLC and MTS Securities, LLC may tender these existing 2011 notes.

We have engaged Lazard Frères & Co. LLC and MTS Securities, LLC as our financial advisors in connection with the exchange offer. The dealer managers, Lazard Frères & Co. LLC and their respective affiliates may provide to us from time to time in the future in the ordinary course of their business certain financial advisory, investment banking and other services for which they will be entitled to receive fees. Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

We have retained The Altman Group, Inc. to act as information agent and U.S. Bank National Association to act as the exchange agent in connection with the exchange offer. The information agent may contact holders of existing 2011 notes by mail, telephone, facsimile transmission and personal interviews and may request brokers, dealers and other nominee existing note holders to forward materials relating to the exchange offer to beneficial owners. The information agent and the exchange agent will receive an aggregate of approximately $10,000 and $25,000, respectively, in compensation for their respective services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against liabilities in connection with their services, including liabilities under the federal securities laws.

Neither the information agent nor the exchange agent has been retained to make solicitations or recommendations. The fees they receive will not be based on the principal amount of existing 2011 notes tendered under the exchange offer.

We will not pay any fees or commissions to any broker or dealer, or any other person, other than Lazard Capital Markets LLC and MTS Securities, LLC for soliciting tenders of existing 2011 notes under the exchange offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

We estimate that other aggregate fees and expenses to be incurred in connection with the exchange offer, assuming maximum existing 2011 note holder participation, will be approximately $1.3 million and will be paid by us.

Further Information

You may call the information agent, The Altman Group, Inc., at (866) 751-6316, to receive additional documents and to ask questions relating to the process of tendering your existing 2011 notes in the exchange offer.

If you wish to contact the dealer managers, please contact Lazard Capital Markets LLC at (415) 281-3420, attention Simon Manning.

Exchange Agent

U.S. Bank National Association has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at its address as set forth below. Questions about the tender of existing 2011 notes, requests for assistance, and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

By Mail or Overnight Courier:

U.S. Bank National Association

Attn. Specialized Finance

60 Livingston Avenue

St. Paul, MN 55107

By Facsimile Transmission:

(617) 603-6683

If you deliver the letter of transmittal to an address other than as set forth above or transmit instructions via facsimile other than as set forth above, then such delivery or transmission does not constitute a valid delivery of such letter of transmittal. If you need additional copies of this prospectus or the letter of transmittal, please contact the information agent at the address or telephone number set forth above and on the back cover of this prospectus.

DESCRIPTION OF NEW NOTES

The new notes will be issued under an indenture dated as of the date of issuance, which we refer to as the “new notes indenture,” between us and U.S. Bank National Association, as trustee, which we refer to as the trustee. The terms of the new notes include those expressly set forth in the new notes indenture and those made part of the new notes indenture by reference to the Trust Indenture Act of 1939, as amended, which we refer to as the Trust Indenture Act.

This description of provisions of the new notes is not complete and is subject to, and qualified in its entirety by reference to, the new notes and the new notes indenture. We urge you to read the new notes indenture because it will define your rights as a holder of the new notes. You may request a copy of the new notes indenture from the trustee.

For purposes of this description, references to “Oscient Pharmaceuticals,” “we,” “our” and “us” refer only to Oscient Pharmaceuticals Corporation and not to any of its subsidiaries.

General

We are offering to issue up to $90,280,000 aggregate principal amount of new notes in the exchange offer assuming 100% of the principal amount of the outstanding existing 2011 notes are tendered and accepted in the exchange offer.

The new notes:

•	are Oscient’s unsecured obligations;

•

will be guaranteed by our subsidiary Guardian II and this guarantee will be secured by a second priority lien on substantially all of the assets of Guardian II. The second priority lien is subject to the first priority lien on substantially all of the assets of Guardian II which is held by Paul Capital and secures Guardian II’s indebtedness to Paul Capital under the $20.0 million aggregate principal amount 12% senior secured note due August 2010 and the interest accrued to date thereon (the “Paul Capital Note”) and our and Guardian II’s payment obligations to Paul Capital under the revenue interests assignment agreement described herein. See “Risk Factors”—“Risks related to the Exchange Offer”—“ The value of the guarantee and the collateral securing the new notes may not be sufficient to satisfy obligations under the new notes.”;

•

are convertible, at the option of the holder, at anytime on or prior to maturity, into shares of our common stock at an initial conversion rate of 909.0909 shares per $1,000 principal amount of new notes (equal to a conversion price of approximately $1.10 per share). (see “—Conversion Rights” and “—Automatic conversion”);

•

mature on January 15, 2011, unless earlier converted or repurchased. See “Risk Factors”—“Risks related to the Exchange Offer”—“ The value of the guarantee and the collateral securing the new notes may not be sufficient to satisfy obligations under the new notes.”;

•

will accrue interest at a rate of 12.50% per annum payable on each April 15 and October 15 of each year, commencing on April 15, 2009, except as set forth under “—Interest.” Interest will be paid, at our election, in cash or in kind by increasing the principal amount of the new notes or by issuing additional new notes (“PIK interest”);

•	will be issued in denominations of $1,000 and integral multiples of $1,000;

•

are represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form (see “—Form, denomination and registration” and “—Book-entry, delivery and form”);

•	are redeemable by us for cash, at our option, in whole or in part, beginning on October 15, 2010 (see “—Optional redemption”);

•	are subject to repurchase by us upon a fundamental change (as defined below); and

•

provide for an increase in the conversion rate for new notes surrendered for conversion in connection with certain fundamental changes, as described under “—Conversion rate adjustment on a fundamental change.”

We may also issue additional new notes under the new notes indenture that rank equally with the new notes that we are offering in the exchange offer up to a combined maximum aggregate principal amount of $140,000,000. Any such additional new notes that we issue may be registered or unregistered.

The registered holder of a new note will be treated as the owner of it for all purposes, including, without limitation, for purposes of determining to whom we will send any notice required to be sent to holders of the new notes pursuant to the new notes indenture.

The new notes indenture provides that we may not incur additional indebtedness in excess of $50 million (“Permitted Indebtedness”) from the earlier of (i) the date of the issuance of the new notes to the date that is one year from the date on which our common stock has traded at a price which exceeds the conversion price then in effect for at least 20 trading days during any consecutive 30 trading day period and (ii) the first anniversary of the maturity date of the new notes; provided that, any indebtedness incurred to finance new product acquisition or in connection with any refinancing of Permitted Indebtedness, our existing indebtedness including existing 2011 notes not tendered in the exchange offer, our obligations to PRF under the Paul Capital Note, revenue interests assignment agreement and our obligations under the 5% Convertible Promissory Notes due 2009 and the new notes shall not be counted toward the aforementioned limit. With respect to each noteholder issued new notes in the exchange offer on the original issue date, we will agree under the letter of transmittal that this restriction survives any conversion by such noteholder and will continue for the benefit of such noteholder for so long as it owns any securities issued upon such conversion or until we are otherwise permitted to incur additional indebtedness pursuant to the foregoing. The new notes indenture otherwise does not limit the amount or kind of debt that may be incurred by us or any of our subsidiaries.

Other than restriction on the incurrence of additional indebtedness described above and as described under “—Repurchase of the new notes at the option of holders upon a fundamental change” and “—Consolidation, merger and sale of assets” below, the new notes indenture does not contain any covenants or other provisions which may afford holders of the new notes protection in the event of a highly leveraged transaction involving us. We may not reissue a new note that has matured or been converted, repurchased by us at the option of a holder, redeemed or otherwise canceled.

Payments on the new notes; paying agent and registrar

We will pay principal and cash interest, if any, on the new notes at the office or agency designated by us in the Borough of Manhattan, The City of New York. We have initially designated U.S. Bank National Association as our paying agent and registrar and its agency in New York, New York as a place where new notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the new notes, and we may act as paying agent or registrar.

We will pay principal and cash interest, if any, on new notes in global form registered in the name of or held by The Depository Trust Company (“DTC”) or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global note.

Interest

The new notes accrue interest at a rate of 12.50% per year from the date of issuance. We may elect to pay interest on the new notes in cash or in kind by increasing the principal amount of the new notes or by issuing additional new notes (“PIK interest”) in an amount equal to the amount of PIK interest for the applicable payment period to the holders of the new notes on the relevant record date (in integral multiples of $1,000). Interest on the new notes is payable in cash or in PIK interest semi-annually in arrears on April 15 and October 15 of each year, beginning on April 15, 2009, to record holders at the close of business on the preceding April 1 and October 1, respectively, except the final interest payment date will be January 15, 2011, provided that:

•

interest payable upon redemption will be paid to the person to whom principal is payable, unless the redemption date is an interest payment date, in which case interest shall be paid to the record holder on the relevant record date; and

•	as set forth in the next sentence.

If you convert your new notes into common stock during the period after any record date but prior to the next interest payment date we will not be required to pay interest on the interest payment date if the new notes have been called for redemption on a redemption date that occurs during this period, but accrued and unpaid interest on such new notes will be paid on the redemption date.

Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. We will not be required to make any payment on the new notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

We must elect the form of interest payment for the new notes with respect to each interest period by delivering a notice to the trustee prior to the beginning of each interest period. The trustee shall promptly deliver a corresponding notice to the holders. In the absence of such an election for any interest period, interest on the new notes shall be payable according to the election for the previous interest period. Interest for the first interest period commencing on the original issue date shall be payable in PIK interest. Notwithstanding anything to the contrary, the payment of accrued interest in connection with any redemption of new notes as described under “—Optional redemption” or “—Repurchase of the new notes at the option of holders upon a fundamental change” shall be made solely in cash.

If we elect to pay PIK interest on the new notes such PIK interest will be payable (x) with respect to new notes represented by one or more global notes registered in the name of, or held by, The Depository Trust Company (“DTC”) or its nominee on the relevant record date, by increasing the principal amount of the outstanding global new notes by an amount equal to the amount of PIK interest for the applicable interest period (or, if necessary, pursuant to the requirements of DTC, to authenticate new global new notes executed by us with such increased principal amounts) and (y) with respect to new notes represented by certificated notes, by issuing PIK notes in certificated form in an aggregate principal amount equal to the amount of PIK interest for the applicable period, in the case of each of (x) and (y) in integral multiples of $1,000 (with fractional interest paid in cash) and the trustee will, at our request, authenticate and deliver such PIK notes in certificated form for original issuance to the holders on the relevant record date, as shown by the records of the register of holders. Following an increase in the principal amount of the outstanding global new notes as a result of a PIK interest payment, the global new notes will bear interest on such increased principal amount from and after the date of such PIK interest payment. Any PIK notes issued in certificated form will be dated as of the applicable interest payment date and will bear interest of 12.50% from and after such date. All new notes issued pursuant to a PIK interest payment will be governed by, and subject to the terms, provisions and conditions of, the indenture and shall have the same rights and benefits as the new notes issued on the original issue date, except as noted in the prior sentence. Any certificated PIK notes will be issued with the description “PIK” on the face of such PIK note. In connection with the payment of PIK interest in respect of the new notes, we are entitled to, without the consent of the holders, increase the outstanding principal amount of the new notes or issue additional new notes (the “PIK notes”) under the indenture on the same terms and conditions as the new notes offered hereby.

Unless the context requires otherwise, references to “notes” for all purposes of the indenture and this “Description of the new notes” section include any PIK notes that are actually issued, and references to

“principal amount” of the notes includes any increase in the outstanding principal amount of the notes as a result of a PIK interest payment.

Transfer and exchange

You may transfer or exchange new notes at the office of the registrar in accordance with the new notes indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of new notes, but we may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the new notes indenture. We are not required to exchange or register the transfer of:

•	any new note or portion thereof selected for redemption;

•	any new note or portion thereof surrendered for conversion; or

•	any new note or portion thereof surrendered for repurchase but not withdrawn in connection with a repurchase date.

Secured Guarantee

The new notes will be guaranteed by our subsidiary Guardian II and this guarantee will be secured by a second priority lien on substantially all of the assets of Guardian II. The second priority lien is subject to the first priority lien on substantially all of the assets of Guardian II which is held by Paul Royalty Fund Holdings II, LP, an affiliate of Paul Capital Partners, or Paul Capital. Guardian II’s assets include certain license rights to sell ANTARA capsules in the U.S. and the associated intellectual property rights, ANTARA inventory and the accounts receivable from sales of ANTARA.

Ranking

The new notes will be:

•	unsecured obligations of Oscient;

•	guaranteed by our subsidiary Guardian II and this guarantee will be secured by a second priority lien on substantially all of the assets of Guardian II;

•

ranked equally in right of payment with all existing and future senior unsecured indebtedness of Oscient but, to the extent of the value of the second priority lien on substantially all of the assets of our subsidiary Guardian II, effectively senior to all of the Oscient’s existing and future unsecured senior indebtedness (including, the existing 2011 notes not tendered in the exchange offer and our 5% Convertible Promissory Notes due 2009);

•

effectively junior in right of payment to Guardian II’s indebtedness to Paul Capital under the Paul Capital Note and our and Guardian II’s payment obligations to Paul Capital under the revenue interests assignment agreement described below and

•	ranked senior in right of payment to any of our future indebtedness that by its terms is junior or subordinated in right of payment to the new notes.

Our subsidiary Guardian II incurred debt and other obligations in connection with the acquisition of the U.S. rights to ANTARA, including $20 million of debt payable to Paul Capital in August 2010 under the Paul Capital Note and obligations under the revenue interests assignment agreement pursuant to which we sold to Paul Capital the right to receive specified royalties on Oscient’s net sales in the U.S. (and the net sales of its affiliates and licensees) of the ANTARA products and FACTIVE tablets until December 31, 2016. The royalty payable to Paul Capital on net sales of ANTARA and FACTIVE are tiered as follows: 9% for the first $75 million in annual net revenues, 6% for annual net revenues in excess of $75M, but less than $150 million, and 2% for annual net revenues which exceed $150 million. Once the cumulative royalty payments to Paul Capital exceed $100 million, the royalties become nominal. We have the option under the Paul Capital Note to pay 50% of the interest due for each applicable interest payment period in-kind by increasing the aggregate principal amount of the Paul Capital Note. As of September 30, 2008, we have accrued $2,675,250 of additional principal under the Paul Capital Note as a result of payment in-kind interest.

Guardian II granted Paul Capital a security interest in substantially all of its assets to secure its obligations to Paul Capital. Guardian II’s assets include certain license rights to sell ANTARA capsules in the U.S. and the associated intellectual property rights, and the ANTARA inventory and accounts receivables. Under the terms of the agreements with Paul Capital, we are also obligated to maintain a portion of our consolidated cash in an account in the name of Guardian II.

Guardian II’s assets include certain license rights to sell ANTARA capsules in the U.S. and the associated intellectual property rights, and the ANTARA inventory and accounts receivables. Under the terms of the agreements with Paul Capital, we are also obligated to maintain a portion of our consolidated cash in an account in the name of Guardian II. Guardian II’s other indebtedness, in addition to the Paul Capital Note and obligations under the revenue interests assignment agreement discussed above, consists of trade payables related to ANTARA inventories.

On November 5, 2008 we entered into a first amendment (the “Amendment”) to the revenue interests assignment agreement. The effectiveness of the Amendment is contingent upon, among other closing conditions, the closing of the exchange offer.

The Amendment provides that PRF will consent to the grant by Guardian II of a second-ranking security interest in and to the assets of Guardian II to secure Guardian II’s guarantee of the notes that will be issued in the Exchange Offer. Guardian II granted a first priority security interest to PRF in 2006 in substantially all of its assets in order to secure the obligations of the Company and Guardian II under the revenue interests assignment agreement and the note purchase agreement dated July 21, 2006.

Under the terms of the Amendment, in the event that the sum of the net sales of ANTARA and FACTIVE in the U.S. and the gross margin received by the Company from sales of FACTIVE within its territory outside of the U.S. (for which the definition of Net Revenues has been expanded to include in the Amendment) is less than 85% of certain specified annual sales thresholds, then PRF will be entitled to a (i) 3% increase in the applicable royalty percentage payable on the first $75 million of sales of such products in the applicable year and (ii) 2% increase in the applicable royalty percentage payable on net sales of such products in excess of $75 million and less than $150 million in the applicable year. The specified sales thresholds are $115 million in 2009, $135 million in 2010, $150 million in 2011 and $175 million thereafter through the term. Furthermore, the Amendment provides that in the event that the Company fails to achieve the specified sales threshold in any applicable year, the increased applicable royalty percentage shall also be payable on the net sales of any future drug products acquired or in-licensed by the Company or its subsidiaries. The increase in the applicable percentage payable on net sales shall be limited to a maximum payment to PRF of $2.25 million per year and $15 million during the term of the Agreement, and in no event shall such payment exceed the amount which PRF would have received in the applicable year had the specified sales threshold for that year been achieved.

The Amendment also provides that in the event that the Company or its subsidiaries acquires or in-licenses additional drug products, the Company shall make a one-time milestone payment to PRF of $1.25 million on the second anniversary of the Company’s first commercial sale of such product.

Under the terms of the Amendment, in the event that PRF and the Company determine that the fair market value of the collateral in which PRF has been granted a security interest by Guardian II is less than the Put/Call Price, the Company will elect, in its sole discretion, to either grant PRF a security interest in 25% of each additional drug product acquired or in-licensed by the Company or its subsidiaries, or pay PRF $1.5 million on the second year anniversary of the Company’s first commercial sale of each such product.

The Amendment also provides that any acceleration or failure to pay the notes to be issued in the exchange offer shall be considered a Put Event.

Upon the effectiveness of the Amendment the Company will issue to PRF (i) a $2.0 million aggregate principal amount note which will be substantially identical to the notes issued in the exchange offer and (ii) 500,000 shares of the Company’s common stock. The Company also has granted certain registration rights to PRF with respect to the note and the shares. Additionally, upon the effectiveness of the Amendment, the Company agreed to amend the exercise price of the common stock purchase warrant dated August 18, 2006 issued to PRF to purchase 288,018 shares of the Company’s common stock to be equal to the closing price of the Company’s Common Stock on the NASDAQ Global Market on the date immediately preceding the closing of the exchange offer.

The effectiveness of the Amendment is contingent upon, among other things, PRF entering into the Intercreditor Agreement, Guardian II entering into a security agreement granting the second ranking security interest and the closing of the exchange offer.

The cash and other assets of Guardian II, including the ANTARA assets, may not be available to holders of the new notes in the event of any liquidation, dissolution, bankruptcy or other similar proceedings. The new notes will be effectively subordinated to Guardian II’s obligations to Paul Capital. In the event of our bankruptcy, liquidation, reorganization or other winding up, Guardian II’s assets will be available to pay obligations on the new notes only after all obligations to Paul Capital has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the new notes then outstanding. See “Risk Factors”—“Risks related to the Exchange Offer”—“The value of the guarantee and the collateral securing the new notes may not be sufficient to satisfy obligations under the new notes.”

We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the new notes. The trustee’s claims for these payments will generally be senior to those of holders of new notes in respect of all funds collected or held by the trustee.

As of September 30, 2008, we had approximately $310.9 million of indebtedness outstanding (including accrued interest).

Security Agreements and Intercreditor Agreement

Guardian II and PRF entered into a security agreement in August 2006 under which Guardian II granted to Paul Capital a senior security interest in and to substantially all assets owned by Guardian II (the “First Priority Lien”) in order to secure our and Guardian II’s payment obligations (the “First Lien Obligations”) to Paul Capital under the Revenue Interests Assignment Agreement and Guardian II’s obligations of payment under the Paul Capital Note. Guardian II and the trustee, in its capacity as collateral agent for the holders of new notes issued in the exchange offer, will enter into a Security Agreement under which Guardian II will grant to the trustee a second priority security interest in and to substantially all assets owned by Guardian II (the “Second Priority Lien”) in order to secure Guardian II’s guarantee of our obligations with respect to the new notes to be issued in the exchange offer and the additional new notes that may be issued under the new notes indenture (the “Second Lien Obligations”).

To establish the relative rights of Paul Capital (the “First Lien Holder”) and the trustee, as collateral agent for the holders of new notes (the “Second Lien Agent”), Oscient, Guardian II, the First Lien Holder and the Second Lien Agent will enter into an intercreditor agreement (the “Intercreditor Agreement”). The new notes indenture will provide that each holder of new notes, by accepting a new note, shall be deemed to have agreed to and accepted the terms and conditions of the Intercreditor Agreement.

The following description is a summary of certain provisions, among others, contained in the Intercreditor Agreement that will relate to the rights and obligations of the First Lien Holder and the Second Lien Agent. It does not restate the Intercreditor Agreement in its entirety nor does it describe provisions relating to the rights and obligations of other holders of our indebtedness. As such, we urge you to read that document because it, and not the discussion that follows, defines certain rights of the holders of the new notes.

Ranking and Priority

Pursuant to the terms of the Intercreditor Agreement, the Second Priority Lien in favor of the trustee will be junior in ranking to the First Priority Lien in favor of Paul Capital.

The ranking and priority of our and Guardian II’s debt obligations to the holders of new notes under the new notes indenture (as opposed to security claims) will not be regulated or affected by the Intercreditor Agreement.

Limitations on Second Lien Obligations

The Second Lien Obligations (other than Second Lien Obligations owned or controlled by the First Lien Holder or its affiliates) will not exceed $140,000,000 principal amount, plus any interest and fees, payable by us or Guardian II in connection with the Second Lien Obligations (the “Second Lien Cap”). If all holders of existing 2011 notes were to tender in the exchange offer, we would issue $90,280,000 principal amount of new notes under the new notes indenture. In addition, we will issue under the new notes indenture a new note in a principal amount of $2,000,000 to Paul Capital which note will not be registered. In the event that we or Guardian II incur obligations under the new notes indenture in excess of the Second Lien Cap, such obligations would not have the benefit of the Second Priority Lien. See “Risk Factors”—“Risk Factors Related to the Exchange Offer”—“We are permitted to incur additional indebtedness which will be secured by the second priority lien and is on par with the new notes.”

Enforcement Action

Prior to the date the First Priority Lien is extinguished, neither the trustee nor the holders of the new notes may, without the prior written consent of the First Lien Holder, take any action to enforce the Second Priority Lien. Even if an event of default under the new notes indenture has occurred and the new notes have been accelerated, the trustee is not permitted to enforce the Second Priority Lien until the First Lien Obligations are discharged, but the trustee and any holder of the new notes may:

(a) file a claim or statement of interest with respect to the Second Lien Obligations in any insolvency proceeding commenced by or against us or Guardian II;

(b) take any action not adverse to the priority status of the First Lien Obligations or the rights of the First Lien Holder to exercise remedies thereof in order to create, perfect, preserve or protect (but not enforce) its rights in the collateral securing the Second Priority Lien;

(c) file any necessary responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any person objecting to or seeking the disallowance of the claims of the holders of the new notes, including any claims secured by the collateral;

(d) vote on any plan of reorganization, file any proof of claim, initiate or file claims for fraud or breach of representations and warranties, provided that in no event shall the Second Lien Agent or the holders of the new notes vote on any plan of reorganization that does not recognize and give effect to the rights and the relative priorities and provisions of the Intercreditor Agreement; or

(e) join (but not exercise any control with respect to) any judicial foreclosure proceeding or other judicial lien enforcement proceeding with respect to the collateral initiated by the First Lien Holder solely to the extent necessary to protect the collateral of the Second Lien Agent and the holders of the new notes and to the extent that such action could not reasonably be expected, in any material respect, to restrain, hinder, limit, delay for any material period or otherwise interfere with enforcement action of the First Lien Holder.

See “Risk Factors—“Risks Related to the Exchange Offer”—“The intercreditor agreement will substantially limit the rights of the holders of the new notes with respect to the collateral securing the new notes and holders of new notes will not control decisions regarding collateral.”

After the payment of claims of the First Lien Holder, the trustee in accordance with the provisions of the new notes indenture will distribute any remaining cash proceeds (after payment of the costs of enforcement and collateral administration and any other amounts owed to the trustee) of the collateral received by it for the ratable benefit of the holders of the new notes. The proceeds from the sale of the collateral remaining after the satisfaction of all First Priority Lien claims may not be sufficient to satisfy the obligations owed to the holders of the new notes. See “Risk Factors—Risk Factors Related to the Exchange Offer—The value of the guarantee and the collateral securing the new notes may not be sufficient to satisfy obligations under the new notes.”

Turnover

So long as the discharge of First Lien Obligations has not occurred, whether or not any insolvency proceeding has been commenced by or against Oscient or Guardian II, any collateral or proceeds thereof received by the Second Lien Agent or any holders of the new notes relating to the collateral, including any enforcement action relating to the collateral, will be segregated and held in trust and immediately paid over to the First Lien Holder in the same form as received, with any necessary endorsements or as a court of competent jurisdiction may otherwise direct. The First Lien Holder is authorized to make any such endorsements as agent for the Second Lien Agent or any such holders of the new notes. This authorization is coupled with an interest and is irrevocable until the discharge of First Lien Obligations.

Subordination

Notwithstanding the date, time, method, manner or order of recognition, creation, grant, attachment or perfection (including, without limitation, the order of filing or recordation of any mortgage, financing statement or other document or notice in any jurisdiction or under any applicable law) of any liens securing the Second Lien Obligations granted on the collateral or of any liens securing the First Lien Obligations granted on the collateral and notwithstanding any provision of the Uniform Commercial Code or any other applicable law or the provisions of the First Lien Documents (as defined below under the heading “Control”) or the Second Lien Documents, or any defect or deficiencies in, or failure to perfect, the liens securing the First Lien Obligations or any other circumstance whatsoever (including whether or not any liens securing any First Lien Obligations are subordinated to any lien securing any other obligation of Guardian II or Oscient, or any other person) each of the Second Lien Agent, on behalf of itself and the holders of the new notes, and the First Lien Holder hereby agrees that:

(i) all liens on the Collateral granted under or pursuant to the First Lien Documents in favor of the First Lien Holder or any agent or trustee therefor securing the First Lien Principal Obligations (defined as the sum of (a) the unpaid amount of the First Lien Obligations and (b) any amount payable under the Revenue Interests Assignment Agreement) up to but not exceeding the First Lien Cap (defined as (i) $22,675,250.83, less the amount of all subsequent repayments, prepayments, repurchases or other retirements for value of principal of the Paul Capital Note; plus (ii) any and all amounts payable from time to time under the revenue interests assignment agreement as currently in effect, including without limitation, the amount of the Put/Call Price (as from time to time in effect); plus (iii) $5,000,000) will be and remain senior in all respects and prior to all Liens on the collateral that are held by the Second Lien Agent, the holders of the new notes or any agent or trustee therefor, whether obtained by grant, possession, operation of law, subrogation or otherwise, securing any Second Lien Obligations; and

(ii) all liens on the collateral that are held from time to time by the Second Lien Agent, the holders of the new notes or any agent or trustee therefor, whether obtained by grant, possession, operation of law, subrogation or otherwise, securing any Second Lien Obligations will be and remain junior and subordinate in all respects to all liens on the collateral granted under or pursuant to the First Lien Documents in favor of the First Lien Holder or any agent or trustee therefor securing First Lien Obligations up to but not exceeding the Maximum First Lien Debt Amount.

The lien priorities in respect of the collateral cannot be altered or otherwise affected by any permitted modification of the Second Lien Documents or permitted modification of the First Lien Documents or any permitted refinancing of the Second Lien Obligations or permitted refinancing of the First Lien Obligations, or by any action that any creditor may take or fail to take in respect of any grantor or the collateral. Except as expressly provided in the Intercreditor Agreement, the First Lien Holder has agreed not to contractually subordinate its lien on any collateral to the lien of any other creditor (“Third Party Creditor”) of any grantor without the prior written consent of Second Lien Agent, unless the aggregate of the First Lien Obligations and the principal obligations owed to the Third Party Creditor equals an amount which does not exceed the First Lien Cap.

Control

The Intercreditor Agreement provides that, prior to the discharge of the First Lien Obligations, the First Lien Holder shall have the exclusive right to make determinations regarding the release of the collateral without the consent of the holders of the new notes. Moreover, the Intercreditor Agreement provides that if the First Priority Lien is released by the First Lien Holder including in circumstances where (i) the First Lien Holder exercises any remedies in respect of the collateral or (ii) the collateral is sold or otherwise disposed of by the First Lien Holder, then the Second Priority Lien shall also be automatically, unconditionally and simultaneously released.

The First Lien Holder may modify, extend or amend the terms of the security agreement governing the First Priority Lien, the Revenue Interests Assignment Agreement and the Paul Capital Note without notice to or the consent of the Second Lien Agent or the holders of the new notes (collectively, the “First Lien Documents”), provided that, the Second Lien Agent’s consent shall be required if any modification would:

(1) increase the sum of Paul Capital Note if such increase would cause the then outstanding aggregate principal amount of the amounts owed to Paul Capital under the revenue interests assignment agreement and the Paul Capital Note to exceed the First Lien Cap; or

(2) modify or add any covenant or event of default under an agreement relating to the First Priority Lien which directly restricts us from making payments with respect to the new notes which would otherwise be permitted under the agreements relating to the First Priority Lien as in effect on the date hereof.

The holders of the Second Priority Lien may change, waive, modify or vary the security agreement governing the Second Priority Lien, the new notes indenture, or the new notes, each in accordance with their terms, and the new notes may be refinanced, in each case, with the consent of the First Lien Holder, which consent will not be unreasonably withheld, all without affecting the lien subordination or other provisions of the Intercreditor Agreement; provided, however, that (x) the holders of such refinancing debt (or the agent for such holders) bind themselves in a writing addressed to the First Lien Holder to the terms of the Intercreditor Agreement and (y) any such amendment, supplement, modification or refinancing cannot, without the consent of the First Lien Holder:

(1) modify the method of computing interest or increase the interest rate or yield provisions applicable to the Second Lien Obligations by more than 4% per annum in the aggregate (excluding increases (A) resulting from increases in an underlying reference rate not caused by any amendment, supplement, modification or refinancing of the Second Lien Obligations or (B) resulting from the accrual of interest at the default rate specified in the new notes indenture; or

(2) modify or add any covenant or event of default under the security agreement governing the Second Priority Lien, the new notes indenture, or the new notes which in any way, directly or indirectly, restricts the us or Guardian from making payments to Paul Capital under the security agreement governing the First Priority Lien, the Revenue Interests Assignment Agreement or the Paul Capital Note;

(3) change to earlier dates any dates upon which payments of principal or interest are due thereon;

(4) change the prepayment or redemption provisions thereof; or

(5) change or amend any other term of such documents if such change or amendment would result in a default under such documents as in effect on the date of the Intercreditor Agreement.

Purchase Option

If the First Lien Holder has initiated any action to enforce its rights with respect to the First Priority Lien, the Second Lien Agent may, within 30 days of the First Lien Holder initiating any such action and on giving not less than five business days’ notice to the First Lien Holder, at the expense of the holder of the new notes purchase or procure the purchase by the holders of the new notes (or a person or persons nominated by them) of all (but not part only) of the First Lien Obligations and the rights and obligations of the First Lien Holder under the First Lien Documents, provided however, that nothing herein will require the First Lien Holder to postpone or defer any enforcement action pending exercise of the purchase option under this section.

A purchase will take effect on the following terms:

(1) payment in full in cash of an amount equal to the First Lien Obligations (including any make whole, prepayment premium or fees payable in connection with the First Lien Obligations) outstanding as at the date that amount is to be paid and including, without limitation, the Put/Call Price;

(2) after the transfer, the First Lien Holder will not be under any actual or contingent liability to any obligor or any other person under the Intercreditor Agreement or any First Lien Document for which it is not holding cash collateral in an amount and established on terms reasonably satisfactory to it in respect of the First Lien Obligations; and

(3) the relevant transfer shall be without recourse to, or warranty from, the First Lien Holder, except that the First Lien Holder shall be deemed to have warranted on the date of that transfer that: (A) it is the owner of the beneficial interest, free from all security interests and third party interests (other than any arising under the First Lien Documents or by operation of law) in all rights and interests under the First Lien Documents purporting to be transferred by it by that transfer; (B) it has the corporate power to effect that transfer; (C) it has taken all necessary action to authorize the making by it of that transfer; and (D) it will not contest or challenge the validity or effectiveness of that transfer.

Insolvency

If we or Guardian II is subject to any insolvency or liquidation proceeding, the trustee and the new note holders agree that:

(1) Until the First Lien Obligations have been discharged, if Oscient or Guardian II enters any insolvency proceeding and the First Lien Holder consents to the use of “Cash Collateral” (as such term is defined in Section 363(a) of Title II of the United States the Bankruptcy Code (the “Bankruptcy Code”), on which the First Lien Holder or any other creditor has a lien, or permits Oscient or Guardian II to obtain financing under Section 364 of the Bankruptcy Code or any similar bankruptcy law (each, a “DIP Financing”), then, so long as the maximum principal amount of indebtedness under such DIP Financing, together with the aggregate principal amount owed to Paul Capital under the First Lien Obligations outstanding at such time (after giving effect to the application of the proceeds of any DIP Financing to refinance all or any portion of the First Lien Obligations) does not exceed the First Lien Cap, then the Second Lien Agent, on behalf of itself and the holders of the new notes,

(A) has agreed that it will raise no objection to, or otherwise contest or interfere with, such use of Cash Collateral or DIP Financing on the grounds of adequate protection or otherwise nor support any other person objecting to, or otherwise contest or interfere with, such sale, use, or lease of Cash Collateral or DIP Financing and will not request any form of adequate protection or any other relief in connection therewith (except to the extent expressly permitted under the Intercreditor Agreement) and, to the extent the liens securing the First Lien Obligations are subordinated to or pari passu with such DIP Financing, the Second Lien Agent will subordinate its liens in the collateral to (x) the liens securing such DIP Financing (and all obligations relating thereto), (y) any adequate protection liens provided to the First Lien Holder and (z) any “carve-out” for professional and United States Trustee fees agreed to by the First Lien Holder; and

(B) agrees that notice received two (2) calendar days prior to the entry of an order approving such usage of Cash Collateral or approving such DIP Financing shall be adequate notice provided that the foregoing shall not prohibit the Second Lien Agent from objecting solely to any provisions in any DIP Financing relating to, describing or requiring any provision or content of a plan of reorganization other than any provisions requiring that the DIP Financing be paid in full in cash.

Nothing set forth in the Intercreditor Agreement will restrict the Second Lien Agent from proposing DIP Financing, or the First Lien Holder from objecting thereto on any grounds. The sole effect of this provision is to specify when the Second Lien Agent and the holders of the new notes will consent to DIP Financing. This provision will not affect the relative priority of the First Lien Obligations whether or not the First Lien Holder consents to or permits such DIP Financing.

(2) The Second Lien Agent, on behalf of the holders of the new notes, agrees that it will raise no objection to or otherwise contest or oppose a sale or other disposition of any collateral (and any post-petition assets subject to adequate protection liens in favor of the First Lien Holder) free and clear of its liens or other claims under Section 363 of the Bankruptcy Code if the First Lien Holder has consented to such sale or disposition of such assets, so long as the interests of the holders of the new notes in the collateral (and any post-petition assets subject to adequate protection liens, if any, in favor of the Second Lien Agent) attach to the proceeds thereof, subject to the terms of the Intercreditor Agreement, and the motion to sell or dispose of such assets does not impair the rights of the holders of the new notes under Section 363(k) of the Bankruptcy Code; provided, that the First Lien Cap shall be reduced by an amount equal to the net cash proceeds of such sale or other disposition which are used to permanently pay or prepay the principal amount of any DIP Financing provided by the First Lien Holder or its affiliates or the obligations to Paul Capital under the First Lien Obligations.

(3) Until the First Lien Obligations have been discharged, the Second Lien Agent, on behalf of itself and the holders of the new notes, agrees that none of them shall seek (or support any other person seeking) relief from the automatic stay or any other stay in any insolvency proceeding in respect of the collateral, without the prior written consent of the First Lien Holder.

(4) The Second Lien Agent, on behalf of itself and the holders of the new notes, agrees that none of them shall contest (or support any other person contesting):

(1) any request by the First Lien Holder for adequate protection; or

(2) any objection by the First Lien Holder to any motion, relief, action or proceeding based on the First Lien Holder claiming a lack of adequate protection.

Notwithstanding the foregoing, in any insolvency proceeding, if the First Lien Holder is granted adequate protection in the form of additional collateral in connection with any Cash Collateral use or DIP Financing, then the Second Lien Agent, on behalf of itself or any of the holders of the new notes, may seek or request adequate protection in the form of a lien on such additional collateral, so long as such lien will be subordinated to the liens securing the First Lien Obligations and such Cash Collateral use or DIP Financing (and all obligations relating thereto) on the same basis Second Lien Obligations are subordinated to the First Lien Obligations under the Intercreditor Agreement; and so long as the Second Lien Agent and the holders of the new notes each waive all rights, privileges, powers and remedies, if any, to seek and receive payment in cash of any claims arising by virtue of such liens, unless the discharge of First Lien Obligations has occurred.

(5) The Second Lien Agent, for itself and on behalf of the holders of the new notes, agrees that notice of a hearing to approve DIP Financing or use of Cash Collateral on an interim basis shall be adequate if delivered to the Second Lien Agent by facsimile transmission, email or other means as soon as reasonably practicable after the date such hearing is established by the court and that notice of a hearing to approve DIP Financing or use of Cash Collateral on a final basis shall be adequate if delivered to the Second Lien Agent at least five (5) days in advance of such hearing.

Optional redemption

No sinking fund will be provided for the new notes, which means that the new notes indenture will not require us to redeem or retire the new notes periodically. Prior to October 15, 2010, the new notes will not be redeemable. Beginning October 15, 2010, we may redeem at any time for cash all or part of the new notes, upon not less than 30 nor more than 60 days notice before the redemption date by mail to the trustee, the paying agent and each holder of new notes, for a price equal to 100% of the principal amount of the new notes to be redeemed plus accrued and unpaid interest to but excluding the redemption date.

If we decide to redeem fewer than all of the outstanding new notes, the trustee will select the new notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, on a pro rata basis or by another method the trustee considers fair and appropriate.

If the trustee selects a portion of your new notes for redemption and you convert a portion of the same new notes, the converted portion will be deemed to be from the portion selected for redemption.

In the event of any redemption in part, we will not be required to:

•	issue, register the transfer of or exchange any new note during a period of 15 days before the redemption date; or

•	register the transfer of or exchange any new notes so selected for redemption, in whole or in part, except the unredeemed portion of any new notes being redeemed in part.

Conversion rights

Subject to satisfaction of the conditions described under the headings “—Conversion upon redemption,” and “—Conversion rate adjustments,” holders may convert each of their new notes into shares of our common stock at any time on or prior to January 15, 2011 at an initial conversion rate of 909.0909 shares per $1,000 principal amount of new notes (equal to a conversion price of approximately $1.10 per share). The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. A holder may convert fewer than all of such holder’s new notes so long as the new notes converted are an integral multiple of $1,000 principal amount.

If you elect to voluntarily convert some or all of the new notes on or prior to the date that is two years from the original issue date of the new notes issued in the exchange offer, we will pay additional interest. This additional interest will be equal to the amount of interest that would have been payable on the new notes from the last day interest was paid on the new notes, through and including the date which is two years from the original issue date of the new notes issued in the exchange offer. Additional interest, if any, will be paid in cash or, solely at our option, in our common shares or a combination of cash and our common shares. If we pay additional interest upon a voluntary conversion with our common shares, such shares will be valued at the conversion price that is in effect at that time.

Subject to the provisions described in the paragraph above and under the heading “—Automatic conversion,” unless you convert your new notes on an interest payment date, you will not receive any cash payment representing accrued and unpaid interest upon conversion of a new note. Instead, upon conversion, we will deliver to you a fixed number of shares of our common stock and a cash payment to account for any fractional shares. Any cash payment for fractional shares will be based on the closing sale price of our common stock on the trading day immediately prior to the conversion date. Delivery of shares of common stock upon conversion of the new notes will be deemed to satisfy our obligation to pay the principal amount of the new notes and accrued and unpaid interest. Accrued and unpaid interest will be deemed paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion rate to account for accrued and unpaid interest. The trustee will initially act as the conversion agent.

If any new notes not called for redemption are converted after a record date for any interest payment date and prior to the next interest payment date, the new notes must be accompanied by an amount equal to the interest payable on the next interest payment date on the converted principal amount, unless at the time of conversion there is a default in the payment of interest on the new notes.

If a holder converts new notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of our common stock upon conversion, unless the tax is due because the holder requests the shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

If a holder wishes to exercise its conversion right, the holder must deliver a conversion notice, together, if the new notes are in certificated form, with the certificated security, to the conversion agent along with appropriate endorsements and transfer documents, if required, and pay any transfer or similar tax, if required. Holders may obtain copies of the required form of the conversion notice from the conversion agent.

If a holder has already delivered a repurchase notice as described under “—Repurchase of the new notes at the option of holders upon a fundamental change” with respect to a new note, however, the holder may not surrender that new note for conversion until the holder has withdrawn the repurchase notice in accordance with the new notes indenture.

Conversion upon redemption

You may surrender for conversion any of your new notes called by us for redemption at any time prior to the close of business one business day prior to the redemption date. If you have already submitted a new note for repurchase on a fundamental change repurchase date, you may not surrender that new note for conversion until you have withdrawn your repurchase election in accordance with the new notes indenture.

Automatic conversion

We may elect to automatically convert some or all of the new notes (an “automatic conversion”) at any time on or prior to maturity if the closing price of our common shares has exceeded 130% of the conversion price for at least 20 trading days during any consecutive 30-day trading period ending within five trading days prior to the notice of automatic conversion (an “automatic conversion price”). The notice of automatic conversion must be given not more than 30 and not less than 20 days prior to the date of automatic conversion.

If an automatic conversion occurs on or prior to the date that is one year from the original issue date of the new notes issued in the exchange offer, we will pay additional interest. This additional interest will be equal to the amount of interest that would have been payable on the new notes from the last day interest was paid on the new notes, through and including the date which is one year from the original issue date of the new notes issued on the exchange offer. Additional interest, if any, will be paid in cash or, solely at our option, in our common shares or a combination of cash and our common shares. If we pay additional interest upon an automatic conversion with our common shares, such shares will be valued at 90% of the automatic conversion price that is in effect at that time. We will specify in the automatic conversion notice whether we will pay the additional interest in cash or common shares.

If we do not automatically convert all of the new notes, the trustee will select the new notes to be automatically converted in principal amount of $1,000 or in whole multiples thereof, by lot or on a pro rata basis or by another method that the trustee considers fair and appropriate. If any new notes are to be automatically converted in part only, we will issue a new note or new notes with a principal amount equal to the unredeemed principal portion thereof. If a portion of your new notes is selected for partial automatic conversion and you voluntarily convert a portion of your new notes, the voluntarily converted portion will be deemed to be taken from the portion selected for automatic conversion.

You will not be required to pay any stamp, transfer, documentary or similar taxes or duties upon automatic conversion but will be required to pay any stamp or transfer tax or duty if the common shares issued upon conversion of the new notes is in a name other than your name. Certificates representing common shares will not be issued or delivered unless all stamp or transfer taxes and duties, if any, payable by the holder have been paid.

Conversion rate adjustment on a fundamental change

If and only to the extent you elect to convert your new notes in connection with a fundamental change (as defined below under “—Repurchase of the new notes at the option of holders upon a fundamental change”) that occurs on or prior to January 15, 2011, pursuant to which 10% or more of the consideration for our common stock (other than cash payments for fractional shares) in such fundamental change transaction consists of cash or securities (or other property) that are not traded or scheduled to be traded immediately following such transaction on a United States national securities exchange, we will increase the conversion rate for the new notes surrendered for conversion by the amount, if any, determined by reference to the table below, based on the date on which such fundamental change becomes effective (the “effective date”) and the price paid per share for our common stock in such fundamental change transaction (the “share price”). If holders of our common stock receive only cash in such fundamental change transaction, the share price shall be the cash amount paid per share. Otherwise, the share price will be the average of the closing prices of our common stock for each of the ten trading days immediately prior, but not including the effective date of such fundamental change transaction.

The share prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the new notes is adjusted, as described below under “—Conversion rate adjustments.” The adjusted share prices will equal the share prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the share price adjustment and the denominator of which is the conversion rate as so adjusted. The conversion rate adjustment amounts set forth in the table below will be adjusted in the same manner as the conversion rate set forth under “—Conversion rate adjustments.”

The following table sets forth the amount, if any, by which the applicable conversion rate will increase for each share price and effective date set forth below. The applicable conversion rate will be increased by 110% of the amount set forth in the following table, for each share price and effective date set forth below.

	Stock Price
	$0.47	$0.50	$0.60	$0.70	$0.80	$0.90	$1.00	$1.10	$1.20	$1.30	$1.40	$1.50
Effective Date
November 25, 2008	996.74	863.64	530.30	292.21	113.64	0.00	0.00	0.00	0.00	0.00	0.00	0.00
April 15, 2009	1,041.25	908.14	574.81	336.72	158.14	19.26	0.00	0.00	0.00	0.00	0.00	0.00
October 15, 2009	1,098.07	964.96	631.63	393.53	214.96	76.07	0.00	0.00	0.00	0.00	0.00	0.00
April 15, 2010	1,154.89	1,021.78	688.45	450.35	271.78	132.89	21.78	0.00	0.00	0.00	0.00	0.00
October 15, 2010	1,211.70	1,078.60	745.27	507.17	328.60	189.71	78.60	0.00	0.00	0.00	0.00	0.00
November 25, 2010	1,224.01	1,090.91	757.58	519.48	340.91	202.02	90.91	0.00	0.00	0.00	0.00	0.00
January 15, 2011	1,224.01	1,090.91	757.58	519.48	340.91	202.02	90.91	0.00	0.00	0.00	0.00	0.00

The exact share prices and effective dates may not be set forth in the table above, in which case:

•

If the share price is between two share price amounts in the table or the effective date is between two effective dates in the table, the amount of the conversion rate adjustment will be determined by a straight-line interpolation between the adjustment amounts set for the two share prices and the two dates, as applicable, based on a 365-day year.

•	If the share price on the effective date is in excess of $1.50 per share (subject to adjustment), no adjustment to the applicable conversion rate will be made.

•	If the share price on the effective date is less than $0.47 per share (subject to adjustment), no adjustment to the applicable conversion rate will be made.

Notwithstanding the foregoing, in no event will the conversion rate exceed 2,255.51 per $1,000 principal amount of new notes, subject to adjustments in the same manner as the conversion rate as set forth under “—Conversion rate adjustments.”

Conversion rate adjustments

The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the new notes participate in any of the transactions described below.

(1) If we issue shares of our common stock as a dividend or distribution on our common stock, or if we effect a stock split or stock combination, the conversion rate will be adjusted based on the following formula:

CR’ = CR0 x	OS’
OS0

where,

CR0	=	the conversion rate in effect immediately prior to such event

CR’	=	the conversion rate in effect immediately after such event

OS0	=	the number of shares of our common stock outstanding immediately prior to such event

OS’	=	the number of shares of our common stock outstanding immediately after such event

(2) If we issue to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase shares of our common stock, or securities convertible into shares of our common stock, at a price per share or a conversion price per share less than the sale price of our common stock on the business day immediately preceding the time of announcement of such issuance, the conversion rate will be adjusted based on the following formula (provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration):

CR’ = CR0 x	OS0 + X
OS0 + Y

where,

CR0	=	the conversion rate in effect immediately prior to such event

CR’	=	the conversion rate in effect immediately after such event

OS0	=	the number of shares of our common stock outstanding immediately prior to such event

X	=	the total number of shares of our common stock issuable pursuant to such rights

Y	=	the number of shares of our common stock equal to the aggregate price payable to exercise such rights divided by the average sale price of our common stock for the ten consecutive trading days prior to the business day immediately preceding the record date for the issuance of such rights

(3) If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours to all or substantially all holders of our common stock, excluding:

•	dividends, distributions and rights or warrants referred to in clause (1) or (2) above; and

•	dividends or distributions in cash referred to in clause (4) below;

then the conversion rate will be adjusted based on the following formula:

CR’ = CR0 x	SP 0
SP0 - FMV

where,

CR0	=	the conversion rate in effect immediately prior to such distribution

CR’	=	the conversion rate in effect immediately after such distribution

SP0	=	the average sale price per share of our common stock for the ten consecutive trading days prior to the business day immediately preceding the record date for such distribution

FMV	=	the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the record date for such distribution

(4) If we make cash distributions to all or substantially all holders of our common stock, the conversion rate will be adjusted based on the following formula:

CR’ = CR0 x	SP 0
SP0 - C

where,

CR0	=	the conversion rate in effect immediately prior to the record date for such distribution

CR’	=	the conversion rate in effect immediately after the record date for such distribution

SP0	=	the average sale price of our common stock for the ten consecutive trading days prior to the business day immediately preceding the record date of such distribution

C	=	the amount in cash per share we distribute to holders of our common stock

(5) If we or any of our subsidiaries purchase shares of our common stock pursuant to a tender offer, the conversion rate will be increased based on the following formula:

CR’ = CR0 x	AC + (SP’ x OS’)
OS0 x SP’

where,

CR0	=	the conversion rate in effect on the date such tender offer expires

CR’	=	the conversion rate in effect on the day next succeeding the date such tender offer expires

AC	=	the aggregate value of all cash and any other consideration (as determined by our board of directors) paid for shares purchased in such tender offer

OS0	=	the number of shares of our common stock outstanding immediately prior to the date such tender offer expires

OS’	=	the number of shares of our common stock outstanding immediately after the date such tender offer expires

SP’	=	the average sale price of our common stock for the ten days commencing on the trading day next succeeding the date such tender offer expires

If however, the application of the foregoing formula would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made.

To the extent that we adopt any future rights plan, upon conversion of the new notes into our common stock you will receive, in addition to the common stock, the rights under the future stockholder rights plan whether or not the rights have separated from the common stock at the time of conversion and no adjustment to the conversion rate shall be made in accordance with clause (3) above.

Except as stated herein, we will not adjust the conversion rate for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or the right to purchase our common stock or such convertible or exchangeable securities.

In the event of:

•	any reclassification of our common stock, or

•	a consolidation, merger or combination involving us, or

•	a sale or conveyance to another person of our property and assets as an entirety or substantially as an entirety,

in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of new notes will generally be entitled thereafter to convert their new notes into the same type of consideration received by common stock holders immediately prior to one of these types of events.

We are permitted to increase the conversion rate of the new notes by any amount for a period of at least 20 days if our board of directors determines that such increase would be in our best interest. We are required to give at least 15 days prior notice of any increase in the conversion rate. We may also (but are not required to) increase the conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase common stock in connection with a dividend or distribution of stock (or rights to acquire stock) or similar event.

Holders of the new notes may, in some circumstances, be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. See “Material United States Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Constructive Distributions in Respect of New Notes.”

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate.

Repurchase of the new notes at the option of holders upon a fundamental change

If a fundamental change (as defined below in this section) occurs at any time, you will have the right, at your option, to require us to repurchase all or any portion of your new notes that is equal to $1,000 or an integral multiple of $1,000 on a repurchase date that is no earlier than 25 days and no later than 35 days after the date of our notice of the fundamental change.

The price we are required to pay is equal to 100% of the principal amount of the new notes to be repurchased plus accrued and unpaid interest to but excluding the fundamental change repurchase date. If the repurchase date is an interest payment date, we will pay interest on the interest payment date to the record holder on the relevant record date. Otherwise, we will pay accrued and unpaid interest to the same holder that receives the principal amount to be repurchased.

A “fundamental change” will be deemed to have occurred upon a change of control event or a termination of trading (as defined below).

A “change of control event” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization, sale of all or substantially all of our consolidated assets or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock or American Depositary Shares that:

•	is listed on, or immediately after the transaction or event will be listed on, a U.S. national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on a U.S. system of automated dissemination of quotations of securities prices.

A “termination of trading” will be deemed to have occurred if our common stock or other common stock into which the new notes are convertible is neither listed for trading on a U.S. national securities exchange nor approved for listing on any U.S. system of automated dissemination of quotations of securities prices, and no American Depositary Shares or similar instruments for such common stock are so listed or approved for listing in the U.S.

However, notwithstanding the foregoing, a holder will not have the right to require us to repurchase its new notes if the sale price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the fundamental change or the public announcement of the fundamental change equals or exceeds 110% of the conversion price of the new notes in effect on each of those five trading days.

On or before the 15th day after we know or reasonably should know a fundamental change has occurred, we will provide to all holders of the new notes and the trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting repurchase right. Such notice shall state, among other things:

•	the fundamental change repurchase date; and

•	the procedures that holders must follow to require us to repurchase their new notes.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in the City of New York or publish the information on our website or through such other public medium as we may use at that time.

If you elect to exercise your right to cause us to repurchase all or any portion of your new notes, you must deliver to us or our designated agent, on or before the business day preceding the fundamental change repurchase date, subject to extension to comply with applicable law, the new notes to be repurchased, duly endorsed for transfer, together with a written repurchase notice and the form entitled “Form of Fundamental Change Repurchase Notice” on the reverse side of the new notes duly completed, to the paying agent. Your repurchase notice must state:

•	if certificated, the certificate numbers of your new notes to be delivered for repurchase, or if not certificated, your notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of new notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

•	that the new notes are to be purchased by us pursuant to the applicable provisions of the new notes and the new notes indenture.

You may withdraw any repurchase notice (in whole or in part) by a written notice of withdrawal delivered to us or our agent prior to the close of business on the business day prior to the fundamental change repurchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn new notes;

•	if certificated new notes have been issued, the certificate numbers of the withdrawn new notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the repurchase notice.

If a fundamental change results from a change of control event, as described below, instead of paying the repurchase price in cash we may elect to pay all or a portion of the repurchase price in shares of our common stock, or, in the case of a merger in which we are not the surviving corporation, common stock or American Depositary Shares of the surviving corporation or its direct or indirect parent corporation or a combination of the applicable securities and cash, at our option. The number of shares of the applicable common stock or securities a holder will receive will equal the relevant amount of the repurchase price divided by 97% of the average sale prices of the applicable common stock or securities for the five trading days immediately preceding the second business day immediately preceding the fundamental change repurchase date. However, we may not pay any portion of the repurchase price in the applicable common stock or securities or a combination of the applicable common stock or securities and cash, unless we satisfy certain conditions prior to the repurchase date as provided in the new notes indenture, including:

•	registration of the shares of the applicable common stock or securities to be issued upon repurchase under the Securities Act and the Exchange Act, if required;

•

qualification of the shares of the applicable common stock or securities to be issued upon repurchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom; and

•

listing of the applicable common stock or securities on a U.S. national securities exchange or quotation thereof on an inter-dealer quotation system of any registered U.S. national securities association.

If the paying agent holds money and/or applicable stock sufficient to pay the fundamental change repurchase price of the new notes on the fundamental change repurchase date, then:

•	the new notes will cease to be outstanding (whether or not book-entry transfer of the new notes is made or whether or not the new note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the fundamental change repurchase price upon delivery or transfer of the new notes).

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a fundamental change.

The repurchase rights of the holders could discourage a potential acquirer of us. The fundamental change repurchase feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

The term fundamental change is limited to specified events and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the new notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

No new notes may be repurchased at the option of holders upon a fundamental change if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the fundamental change repurchase price of the new notes.

The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale or lease of substantially all of our properties and assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the new notes to require us to repurchase its new notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our properties and assets may be uncertain.

If a fundamental change were to occur, we may not have enough funds to pay the fundamental change repurchase price in cash. See “Risk Factors” under the caption “We may be unable to repay or repurchase the new notes or our other indebtedness.” If we fail to repurchase the new notes when required following a fundamental change, we will be in default under the new notes indenture. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to repurchase our indebtedness upon the occurrence of similar events or on some specific dates.

Consolidation, merger and sale of assets

The new notes indenture provides that we may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, another person, unless (i) the resulting, surviving or transferee person other than us is a person either (a) organized and existing under the laws of the U.S., any State thereof or the District of Columbia, or (b) organized under the laws of a jurisdiction outside the U.S. and has common stock traded on a national securities exchange in the U.S. and a worldwide total market capitalization of its equity securities before giving effect to the consolidation or merger of at least U.S. $2 billion, and in either case such entity other than us expressly assumes by supplemental indenture all of our obligations under the new notes and the new notes indenture; and (ii) immediately after giving effect to such transaction, no default has occurred and is continuing under the new notes indenture. Upon any such consolidation, merger or transfer, the resulting, surviving or transferee person shall succeed to, and may exercise every right and power of,

Oscient Pharmaceuticals under the new notes indenture.

Although these types of transactions are permitted under the new notes indenture, certain of the foregoing transactions could constitute a fundamental change (as defined above) permitting each holder to require us to repurchase the new notes of such holder as described above.

Events of default

Each of the following is an event of default:

•	default in the payment of interest on any note when due and payable and the default continues for a period of 30 days;

•	default in the payment of principal of any new note when due and payable at its maturity, upon redemption, upon repurchase (including upon a fundamental change) or otherwise;

•

failure by us to comply with any of our other agreements contained in the new notes, the new notes indenture or any agreements, including, without limitation, the security agreement and the deposit agreement, deeds of trust, mortgages, instruments, documents, pledges or filings that are executed in connection with granting, or that otherwise evidence, the second priority lien on the assets of Guardian II for 60 days after written notice of such non-compliance has been received from the trustee or the holders of at least 25% in principal amount of the new notes then outstanding;

•	default for 10 days in the performance of our conversion obligation upon exercise of a holder’s conversion rights;

•

default by us or our subsidiaries in the payment of the principal or interest on any loan agreement or other instrument under which there may be outstanding, or by which there may be evidenced any, debt for money borrowed in excess of $20.0 million in the aggregate of ours and such subsidiaries (other than indebtedness for borrowed money secured only by the real property to which the indebtedness relates and which is non-recourse to us or to such material subsidiaries), whether such debt now exists or shall hereafter be created, resulting in such debt becoming or being declared due and payable prior to its stated maturity, and such acceleration shall not have been rescinded or annulled within 30 days after written notice has been received by us or such subsidiary from the trustee or by the trustee, us and such subsidiary by the holders of at least 25% in principal amount of the new notes then outstanding;

•	our failure to give you notice of your right to require us to repurchase your new notes upon a fundamental change;

•

our failure to file our annual or quarterly reports with the SEC in accordance with the terms of the new notes indenture or to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act, which we refer to as a “filing failure,” except during an extension period (as defined below); or

•	certain events involving our or Guardian II’s bankruptcy, insolvency, or reorganization (the “bankruptcy provisions”).

If an event of default occurs and is continuing, the trustee by notice to us may, or the holders of at least 25% in principal amount of the outstanding new notes by notice to us and the trustee may request, and the trustee upon such request shall, declare 100% of the principal of and accrued and unpaid interest on all the new notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest will be due and payable immediately. Notwithstanding the previous sentence, in the case of an event of default arising under the bankruptcy provisions, all outstanding new notes will become due and payable without further action or notice.

Upon the occurrence of a filing failure, we may elect, within 60 days of the date notice is provided to us by the holders of at least 25% in principal amount of the outstanding new notes, to pay to the holders an extension fee which will accrue at a rate of 1.00% per annum of the aggregate principal amount of the new notes then outstanding. Such extension fee will extend the cure period for a filing failure for a period of up to 120 days, which period we refer to as the “extension period.” If we elect to pay such an extension fee, we will provide notice of our election to pay the extension fee to the holders and the trustee on or before the business day immediately prior to the 60th day after the date on which the filing failure first occurred. We will pay any such extension fee on the same dates and in the same manner as we pay interest that accrues on the new notes. The extension fee will accrue on the new notes from the date that is 60 days after notice of the filing failure is given by the holders to, but excluding, the earlier of the date on which we make the filings that gave rise to the filing failure and the date that is 180 days after the date such notice was given by the holders.

The holders of a majority in principal amount of the outstanding new notes may waive all past defaults (except with respect to nonpayment of principal or interest) and rescind any such acceleration with respect to the new notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing events of default, other than the nonpayment of the principal of and interest on the new notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the new notes indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the new notes indenture at the request or direction of any of the holders unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest when due, no holder may pursue any remedy with respect to the new notes indenture or the new notes unless:

•	such holder has previously given the trustee notice that an event of default is continuing;

•	holders of at least 25% in principal amount of the outstanding new notes have requested the trustee to pursue the remedy;

•	such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

•	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

•

the holders of a majority in principal amount of the outstanding new notes have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding new notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The new notes indenture provides that if an event of default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the new notes indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the new notes indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The new notes indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 60 days after it occurs. Except in the case of a default in the payment of principal of or interest on any new note, the trustee may withhold notice if and so long as a committee of trust officers of the trustee in good faith determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the trustee an annual certificate indicating whether the signers thereof know of any default that occurred during the previous year. We are also required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain defaults, their status and what action we are taking or propose to take in respect thereof.

Modification and amendment

Subject to certain exceptions, the new notes indenture or the new notes may be amended with the consent of the holders of at least a majority in principal amount of the new notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, new notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the new notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, new notes).

Without the consent of each holder of an outstanding new note affected, no amendment may, among other things:

•	reduce the rate of or extend the stated time for payment of interest on any new note;

•	reduce the principal amount of or change the maturity of the principal of any new note;

•	make any change that impairs or adversely affects the conversion rights of any new note;

•

reduce the fundamental redemption price or change repurchase price of any new note or amend or modify in any manner adverse to the holders of new notes our obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

•	modify the provisions with respect to the repurchase right of holders upon a fundamental change in a manner adverse to holders;

•	modify the provisions of the new notes indenture in a manner that adversely affects the interests of the holders of the new notes in any material respect;

•	make any principal or interest on the new note payable in money or PIK interest other than that stated in the new note or other than in accordance with the provisions of the new notes indenture;

•

impair the right of any holder to receive payment of principal of or interest on such holder’s new notes on or after the due dates therefor or impair the right of any holder to institute suit for the enforcement of any payment on or with respect to such holder’s new notes;

•	reduce the quorum or voting requirements under the new notes indenture;

•	change the ranking of the new notes in a manner adverse to the holders of the new notes;

•	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions; or

•	reduce the percentage of new notes required for consent to any modification of the new notes indenture.

We and the trustee may modify or amend the new notes indenture and the new notes without the consent of any holder in order to, among other things:

•	provide for our successor pursuant to a consolidation, merger or sale of assets;

•	add to our covenants for the benefit of the holders of the new notes or to surrender any right or power conferred upon us by the new notes indenture;

•	provide for a successor trustee with respect to the new notes;

•	cure any ambiguity or correct or supplement any provision in the new notes indenture which may be defective or inconsistent with any other provision;

•	add any additional events of default with respect to the new notes;

•	secure the new notes;

•	increase the conversion rate, provided that the increase is in accordance with the terms of the new notes indenture or will not adversely affect the interests of the holders of the new notes;

•

supplement any of the provisions of the new notes indenture to such extent as shall be necessary to permit or facilitate the discharge of the notes, provided that such change or modification does not adversely affect the interests of the holders of the new notes; or

•

add or modify any other provisions with respect to matters or questions arising under the new notes indenture which we and the trustee may deem necessary and desirable and which will not adversely affect the interests of the holders of new notes.

Further issues

We may from time to time, without notice to or the consent of the registered holders of the new notes, create and issue additional debt securities having the same terms as and ranking equally and ratably with the new notes in all respects, so that such additional debt securities shall be consolidated and form a single series with, and shall have the same terms as to status, redemption or otherwise as, the new notes.

Form, denomination and registration

The new notes (including PIK notes) will be issued:

•	in fully registered form; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

Trustee

U.S. Bank National Association is the initial trustee, security registrar, paying agent and conversion agent.

Governing law

The new notes indenture provides that it and the new notes will be governed by, and construed in accordance with, the laws of the State of New York.

Book-entry, delivery and form

The new notes of each series initially will be represented by one or more permanent global notes in registered form without interest coupons (the “global notes”).

The global notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”) in New York, New York, and registered in the name of DTC’s nominee, Cede & Co., in each case for credit to an account of a direct or indirect participant in DTC as described below. Beneficial interests in the global notes may be held through the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”) (as indirect participants in DTC).

Except as set forth below, the global notes may be transferred, in whole but not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in registered certificated form (“certificated notes”) except in the limited circumstances described below. See “—Exchanges of global notes for certificated notes.”

Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

We expect that, pursuant to procedures established by DTC, ownership of these interests in the global notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the global notes).

Investors in the global notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the global notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. Euroclear and Clearstream may hold interests in the global notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a global note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a global note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of an interest in the global notes will not have notes registered in their names, will not receive physical delivery of certificated notes and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on a global note registered in the name of DTC or its nominee will be payable to DTC or its nominee in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any agent of ours or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the global notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

We expect that, under DTC’s current practice, at the due date of any payment in respect of securities such as the notes, DTC will credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the notes as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures. Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the global notes for certificated notes, and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of us, the trustee or any of our respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchanges of global notes for certificated notes

A global note is exchangeable for certificated notes of the same series in minimum denominations of $1,000 and in integral multiples of $1,000, if:

(1) DTC (a) notifies us that it is unwilling or unable to continue as depositary for the global notes or (b) has ceased to be a clearing agency registered under the Exchange Act and in either event we fail to appoint a successor depositary within 90 days; or

(2) there has occurred and is continuing an Event of Default and DTC notifies the trustee of its decision to exchange the global note for certificated notes.

In all cases, certificated notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Neither we nor the trustee will be liable for any delay by the depositary or its nominee in identifying the holders of beneficial interests in the global notes, and each such person may conclusively rely on, and will be protected in relying on, instructions from the depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the certificated notes to be issued).

Same-day settlement and payment

We will make payments in respect of the notes represented by the global notes (including principal, premium, if any, and interest) by wire transfer of immediately available funds to the account specified by the depositary. The notes represented by the global notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

If the principal of or any premium or interest on the notes is payable on a day that is not a business day, the payment will be made on the following business day.

Subject to any applicable abandoned property law, the trustee and paying agent will pay to us upon written request any money held by them for payments on the notes that remains unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

DESCRIPTION OF EXISTING 2011 NOTES

The existing 2011 notes were issued under an indenture dated as of May 1, 2007, which we refer to as the “existing notes indenture,” between us and U.S. Bank National Association, as trustee, which we refer to as the trustee. The terms of the existing 2011 notes include those expressly set forth in the existing notes indenture and those made part of the existing notes indenture by reference to the Trust Indenture Act of 1939, as amended, which we refer to as the Trust Indenture Act.

This description of the provisions of the existing 2011 notes is not complete and is subject to, and qualified in its entirety by reference to, the existing 2011 notes and the existing notes indenture. We urge you to read the existing notes indenture because it will define your rights as a holder of the existing 2011 notes. You may request a copy of the existing notes indenture from the trustee.

For purposes of this description, references to “Oscient Pharmaceuticals,” “we,” “our” and “us” refer only to Oscient Pharmaceuticals Corporation and not to any of its subsidiaries.

General

As of the date of this prospectus, there is $225,700,000 in principal amount of our existing 3.50% Convertible Senior Notes due 2011 outstanding.

The existing 2011 notes:

•	are our general unsecured, senior obligations;

•	rank equally in right of payment to any of our existing or future unsecured senior indebtedness, including trade payables;

•

are convertible into our shares of common stock at an initial conversion rate of 74.0741 shares per $1,000 principal amount of existing 2011 notes, subject to adjustment (equal to a conversion price of approximately $13.50 per shares), as described under “—Conversion Rights” and “—Automatic conversion;”

•	mature on April 15, 2011, unless earlier converted, repurchased or redeemed;

•

accrue interest at a rate of 3.50% per year payable in cash on each April 15 and October 15, beginning on October 15, 2007, to record holders at the close of business on the preceding April 1 and October 1, respectively, except as set forth under “—Interest”;

•	were issued in denominations of $1,000 and integral multiples of $1,000;

•

are represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form (see “—Form, denomination and registration; and “—Book-entry, delivery and form”;

•	are redeemable by us for cash, at our option, in whole or in part, beginning on May 10, 2010 (see “—Optional redemption”);

•	are subject to repurchase by us upon a fundamental change (as defined below); and

•

provide for an increase in the conversion rate for existing 2011 notes surrendered for conversion in connection with certain fundamental changes, as described under “—Conversion rate adjustment on a fundamental change.”

The registered holder of an existing note will be treated as the owner of it for all purposes, including, without limitation, for purposes of determining to whom we will send any notice required to be sent to holders of the existing notes pursuant to the existing 2011 notes indenture.

The existing notes indenture does not limit the amount or kind of debt that may be incurred by us or any of our subsidiaries.

Other than restrictions described under “—Repurchase of the existing 2011 notes at the option of holders upon a fundamental change” and “—Consolidation, merger and sale of assets” below, the existing notes indenture does not contain any covenants or other provisions which may afford holders of the existing 2011 notes protection in the event of a highly leveraged transaction involving us. We may not reissue an existing note that has matured or been converted, repurchased by us at the option of a holder, redeemed or otherwise canceled.

Payments on the existing 2011 notes; paying agent and registrar

We will pay principal and interest on the existing 2011 notes at the office or agency designated by us in the Borough of Manhattan, The City of New York. We have initially designated U.S. Bank National Association as our paying agent and registrar and its agency in New York, New York as a place where existing 2011 notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the existing 2011 notes, and we may act as paying agent or registrar.

We will pay principal and interest on existing 2011 notes in global form registered in the name of or held by The Depository Trust Company (“DTC”) or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global note.

Interest

The existing 2011 notes accrue interest at a rate of 3.50% per year from the date of issuance. Interest is payable semi-annually in arrears on April 15 and October 15 of each year, beginning on October 15, 2007, to record holders at the close of business on the preceding April 1 and October 1, respectively, except:

•

interest payable upon redemption will be paid to the person to whom principal is payable, unless the redemption date is an interest payment date, in which case interest shall be paid to the record holder on the relevant record date; and

•	as set forth in the next sentence.

If you convert your existing 2011 notes into common stock during the period after any record date but prior to the next interest payment date:

•

we will not be required to pay interest on the interest payment date if the existing 2011 notes have been called for redemption on a redemption date that occurs during this period, but accrued and unpaid interest on such existing 2011 notes will be paid on the redemption date; or

•

if otherwise, any existing note called for redemption that is submitted for conversion during this period must also be accompanied by an amount equal to the interest due on the interest payment date on the converted principal amount, unless at the time of the conversion there is a default in the payment of interest on the existing 2011 notes. See “—Conversion rights.”

Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. We will not be required to make any payment on the existing 2011 notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

Transfer and exchange

You may transfer or exchange existing 2011 notes at the office of the registrar in accordance with the existing 2011 notes indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of existing 2011 notes, but we may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the existing notes indenture. We are not required to exchange or register the transfer of:

•	any existing note or portion thereof selected for redemption;

•	any existing note or portion thereof surrendered for conversion; or

•	any existing note or portion thereof surrendered for repurchase but not withdrawn in connection with a repurchase date.

Ranking

The existing 2011 notes are our general unsecured obligations and rank senior in right of payment to all existing and future debt that is expressly subordinated in right of payment to the existing 2011 notes. The existing 2011 notes rank equally in right of payment with all of our existing and future liabilities that are not so subordinated. The existing 2011 notes effectively rank junior to any of our secured indebtedness to the extent of the assets securing such indebtedness. In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure debt will be available to pay obligations on the existing 2011 notes only after all secured debt has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the existing 2011 notes then outstanding.

In addition, the existing 2011 notes are structurally subordinated to any existing and future liabilities of our subsidiaries. Our subsidiary Guardian II incurred debt and other obligations in connection with the acquisition of the U.S. rights to ANTARA, including $20 million of debt payable to Paul Capital in August 2010 and obligations under the Revenue Interests Assignment Agreement described herein. Guardian II granted Paul Capital a security interest in substantially all of its assets to secure its obligations to Paul Capital. Guardian II’s assets include certain license rights to sell ANTARA capsules in the U.S. and the associated intellectual property rights, and the ANTARA inventory and accounts receivables. Under the terms of the agreements with Paul Capital, we are also obligated to maintain a portion of our consolidated cash in an account in the name of Guardian II. As a result, the existing 2011 notes are structurally subordinated to Guardian II’s obligation to Paul Capital and the cash and other assets of Guardian II, including the ANTARA assets, may not be available to holders of the existing 2011 notes in the event of any liquidation, dissolution, bankruptcy or other similar proceedings.

We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the existing 2011 notes. The trustee’s claims for these payments will generally be senior to those of holders of existing 2011 notes in respect of all funds collected or held by the trustee.

Optional redemption

No sinking fund is provided for the existing 2011 notes, which means that the existing 2011 notes indenture will not require us to redeem or retire the existing 2011 notes periodically. Prior to May 10, 2010, the existing 2011 notes will not be redeemable. Beginning May 10, 2010, we may redeem at any time for cash all or part of the existing 2011 notes, upon not less than 30 nor more than 60 days notice before the redemption date by mail to the trustee, the paying agent and each holder of existing 2011 notes, for a price equal to 100% of the principal amount of the existing 2011 notes to be redeemed plus accrued and unpaid interest to but excluding the redemption date.

If we decide to redeem fewer than all of the outstanding existing 2011 notes, the trustee will select the existing 2011 notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, on a pro rata basis or by another method the trustee considers fair and appropriate.

If the trustee selects a portion of your existing 2011 notes for redemption and you convert a portion of the same existing 2011 notes, the converted portion will be deemed to be from the portion selected for redemption.

In the event of any redemption in part, we will not be required to:

•	issue, register the transfer of or exchange any existing 2011 note during a period of 15 days before the redemption date; or

•	register the transfer of or exchange any existing 2011 notes so selected for redemption, in whole or in part, except the unredeemed portion of any existing notes being redeemed in part.

Conversion rights

General

Subject to satisfaction of the conditions described under the headings “—Conversion upon redemption,” and “—Conversion rate adjustments,” holders may convert each of their existing 2011 notes into shares of our common stock at an initial conversion rate of 74.0741 shares of common stock per $1,000 principal amount of existing 2011 notes (equivalent to an initial conversion price of approximately $13.50 per share of common stock) prior to the close of business on April 14, 2011. The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. A holder may convert fewer than all of such holder’s existing 2011 notes so long as the existing 2011 notes converted are an integral multiple of $1,000 principal amount.

If you elect to voluntarily convert some or all of the existing 2011 notes on or prior to May 10, 2010, we will pay additional interest in cash or, at our option, in shares of our common stock, or a combination of cash and shares of our common stock, to holders of existing 2011 notes being voluntarily converted, in an amount equal to the interest that would have been payable on the existing 2011 notes from the last day through which interest was paid on the existing 2011 notes, through and including May 10, 2010. If we elect to pay the additional interest in common shares, the common shares will be valued at the conversion price then in effect.

Subject to the provisions described in the paragraph above and under the heading “—Automatic conversion,” unless you convert your existing 2011 notes on an interest payment date, you will not receive any cash payment representing accrued and unpaid interest upon conversion of an existing note. Instead, upon conversion, we will deliver to you a fixed number of shares of our common stock and a cash payment to account for any fractional shares. Any cash payment for fractional shares will be based on the closing sale price of our common stock on the trading day immediately prior to the conversion date. Delivery of shares of common stock upon conversion of the existing 2011 notes will be deemed to satisfy our obligation to pay the principal amount of the existing 2011 notes and accrued and unpaid interest. Accrued and unpaid interest will be deemed paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion rate to account for accrued and unpaid interest. The trustee will initially act as the conversion agent.

If any existing 2011 notes not called for redemption are converted after a record date for any interest payment date and prior to the next interest payment date, the existing 2011 notes must be accompanied by an amount equal to the interest payable on the next interest payment date on the converted principal amount, unless at the time of conversion there is a default in the payment of interest on the existing 2011 notes.

If a holder converts existing 2011 notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of our common stock upon conversion, unless the tax is due because the holder requests the shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

If a holder wishes to exercise its conversion right, the holder must deliver a conversion notice, together, if the existing 2011 notes are in certificated form, with the certificated security, to the conversion agent along with appropriate endorsements and transfer documents, if required, and pay any transfer or similar tax, if required. Holders may obtain copies of the required form of the conversion notice from the conversion agent.

If a holder has already delivered a repurchase notice as described under “—Repurchase of the existing 2011 notes at the option of holders upon a fundamental change” with respect to an existing note, however, the holder may not surrender that existing 2011 note for conversion until the holder has withdrawn the repurchase notice in accordance with the existing notes indenture.

Conversion upon redemption

You may surrender for conversion any of your existing notes called by us for redemption at any time prior to the close of business one business day prior to the redemption date. If you have already submitted an existing note for repurchase on a fundamental change repurchase date, you may not surrender that existing note for conversion until you have withdrawn your repurchase election in accordance with the existing notes indenture.

Automatic conversion

We may elect to automatically convert some or all of the existing 2011 notes (an “automatic conversion”) at any time on or prior to maturity if the closing price of our common shares has exceeded 130% of the conversion price for at least 20 trading days during any consecutive 30-day trading period ending within five trading days prior to the notice of automatic conversion (an “automatic conversion price”). The notice of automatic conversion must be given not more than 30 and not less than 20 days prior to the date of automatic conversion.

If an automatic conversion occurs on or prior to May 10, 2010, we will pay additional interest in cash or, at our option, in shares of our common stock, or a combination of cash and shares of our common stock, to holders of existing 2011 notes being converted. This additional interest shall be equal to the amount of interest that would have been payable on the existing 2011 notes from the last day through which interest was paid on the existing 2011 notes, through and including May 10, 2010. We will specify in the automatic conversion notice whether we will pay the additional interest in cash or common shares. If we elect to pay the additional interest in common shares, the common shares will be valued at 90% of the automatic conversion price that is in effect at that time.

If we do not automatically convert all of the existing 2011 notes, the trustee will select the existing 2011 notes to be automatically converted in principal amount of $1,000 or in whole multiples thereof, by lot or on a pro rata basis or by another method that the trustee considers fair and appropriate. If any existing 2011 notes are to be automatically converted in part only, we will issue an existing note or existing 2011 notes with a principal amount equal to the unredeemed principal portion thereof. If a portion of your existing 2011 notes is selected for partial automatic conversion and you voluntarily convert a portion of your existing 2011 notes, the voluntarily converted portion will be deemed to be taken from the portion selected for automatic conversion.

You will not be required to pay any stamp, transfer, documentary or similar taxes or duties upon automatic conversion but will be required to pay any stamp or transfer tax or duty if the common shares issued upon conversion of the existing 2011 notes is in a name other than your name. Certificates representing common shares will not be issued or delivered unless all stamp or transfer taxes and duties, if any, payable by the holder have been paid.

Conversion rate adjustment on a fundamental change

If and only to the extent you elect to convert your existing 2011 notes in connection with a fundamental change (as defined below under “—Repurchase of the existing 2011 notes at the option of holders upon a fundamental change”) that occurs on or prior to April 15, 2011, pursuant to which 10% or more of the consideration for our common stock (other than cash payments for fractional shares) in such fundamental change transaction consists of cash or securities (or other property) that are not traded or scheduled to be traded immediately following such transaction on a United States national securities exchange, we will increase the conversion rate for the existing 2011 notes surrendered for conversion by the amount, if any, determined by reference to the table below, based on the date on which such fundamental change becomes effective (the “effective date”) and the price paid per share for our common stock in such fundamental change transaction (the “share price”). If holders of our common stock receive only cash in such fundamental change transaction, the share price shall be the cash amount paid per share. Otherwise, the share price will be the average of the closing prices of our common stock for each of the ten trading days immediately prior, but not including the effective date of such fundamental change transaction.

The share prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the existing 2011 notes is adjusted, as described below under “—Conversion rate adjustments.” The adjusted share prices will equal the share prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the share price adjustment and the denominator of which is the conversion rate as so adjusted. The conversion rate adjustment amounts set forth in the table below will be adjusted in the same manner as the conversion rate set forth under “—Conversion rate adjustments.”

The following table sets forth the amount, if any, by which the applicable conversion rate will increase for each share price and effective date set forth below:

	Stock Price
	$7.50	$9.50	$11.50	$13.50	$15.50	$17.50	$19.50	$21.50	$23.50	$25.50	$27.50
Effective Date
April 26, 2007	39.0	24.6	16.4	11.1	7.8	5.6	4.6	4.1	3.8	3.5	3.2
April 15, 2008	39.0	23.5	15.1	9.6	5.8	3.7	2.8	2.6	2.3	2.2	2.0
April 15, 2009	39.0	23.3	12.9	7.6	3.5	1.7	1.0	0.9	0.9	0.8	0.7
April 15, 2010	39.0	22.2	8.6	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0
April 15, 2011	39.0	22.2	8.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

The exact share prices and effective dates may not be set forth in the table above, in which case:

•

If the share price is between two share price amounts in the table or the effective date is between two effective dates in the table, the amount of the conversion rate adjustment will be determined by a straight-line interpolation between the adjustment amounts set for the two share prices and the two dates, as applicable, based on a 365-day year.

•	If the share price on the effective date is in excess of $27.50 per share (subject to adjustment), no adjustment to the applicable conversion rate will be made.

•	If the share price on the effective date is less than $7.50 per share (subject to adjustment), no adjustment to the applicable conversion rate will be made.

Conversion rate adjustments

The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the existing 2011 notes participate in any of the transactions described below.

(1) If we issue shares of our common stock as a dividend or distribution on our common stock, or if we effect a stock split or stock combination, the conversion rate will be adjusted based on the following formula:

CR’ = CR0 x	OS’
OS0

where,

CR0	=	the conversion rate in effect immediately prior to such event

CR’	=	the conversion rate in effect immediately after such event

OS0	=	the number of shares of our common stock outstanding immediately prior to such event

OS’	=	the number of shares of our common stock outstanding immediately after such event

(2) If we issue to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase shares of our common stock, or securities convertible into shares of our common stock, at a price per share or a conversion price per share less than the sale price of our common stock on the business day immediately preceding the time of announcement of such issuance, the conversion rate will be adjusted based on the following formula (provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration):

CR’ = CR0 x	OS0 + X
OS0 + Y

where,

CR0	=	the conversion rate in effect immediately prior to such event

CR’	=	the conversion rate in effect immediately after such event

OS0	=	the number of shares of our common stock outstanding immediately prior to such event

X	=	the total number of shares of our common stock issuable pursuant to such rights

Y	=	the number of shares of our common stock equal to the aggregate price payable to exercise such rights divided by the average sale price of our common stock for the ten consecutive trading days prior to the business day immediately preceding the record date for the issuance of such rights

(3) If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours to all or substantially all holders of our common stock, excluding:

•	dividends, distributions and rights or warrants referred to in clause (1) or (2) above; and

•	dividends or distributions in cash referred to in clause (4) below;

then the conversion rate will be adjusted based on the following formula:

CR’ = CR0 x	SP 0
SP0 - FMV

where,

CR0	=	the conversion rate in effect immediately prior to such distribution

CR’	=	the conversion rate in effect immediately after such distribution

SP0	=	the average sale price per share of our common stock for the ten consecutive trading days prior to the business day immediately preceding the record date for such distribution

FMV	=	the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the record date for such distribution

(4) If we make cash distributions to all or substantially all holders of our common stock, the conversion rate will be adjusted based on the following formula:

CR’ = CR0 x	SP 0
SP0 - C

where,

CR0	=	the conversion rate in effect immediately prior to the record date for such distribution

CR’	=	the conversion rate in effect immediately after the record date for such distribution

SP0	=	the average sale price of our common stock for the ten consecutive trading days prior to the business day immediately preceding the record date of such distribution

C	=	the amount in cash per share we distribute to holders of our common stock

(5) If we or any of our subsidiaries purchase shares of our common stock pursuant to a tender offer, the conversion rate will be increased based on the following formula:

CR’ = CR0 x	AC + (SP’ x OS’)
OS0 x SP’

where,

CR0	=	the conversion rate in effect on the date such tender offer expires

CR’	=	the conversion rate in effect on the day next succeeding the date such tender offer expires

AC	=	the aggregate value of all cash and any other consideration (as determined by our board of directors) paid for shares purchased in such tender offer

OS0	=	the number of shares of our common stock outstanding immediately prior to the date such tender offer expires

OS’	=	the number of shares of our common stock outstanding immediately after the date such tender offer expires

SP’	=	the average sale price of our common stock for the ten days commencing on the trading day next succeeding the date such tender offer expires

If however, the application of the foregoing formula would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made.

To the extent that we adopt any future rights plan, upon conversion of the existing 2011 notes into our common stock you will receive, in addition to the common stock, the rights under the future stockholder rights plan whether or not the rights have separated from the common stock at the time of conversion and no adjustment to the conversion rate shall be made in accordance with clause (3) above.

Except as stated herein, we will not adjust the conversion rate for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or the right to purchase our common stock or such convertible or exchangeable securities.

In the event of:

•	any reclassification of our common stock, or

•	a consolidation, merger or combination involving us, or

•	a sale or conveyance to another person of our property and assets as an entirety or substantially as an entirety,

in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of existing 2011 notes will generally be entitled thereafter to convert their existing 2011 notes into the same type of consideration received by common stock holders immediately prior to one of these types of events.

We are permitted to increase the conversion rate of the existing 2011 notes by any amount for a period of at least 20 days if our board of directors determines that such increase would be in our best interest. We are required to give at least 15 days prior notice of any increase in the conversion rate. We may also (but are not required to) increase the conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase common stock in connection with a dividend or distribution of stock (or rights to acquire stock) or similar event.

Holders of the existing 2011 notes may, in some circumstances, be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. See “Material United States Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Constructive Distributions in Respect of New Notes.”

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate.

Repurchase of the existing 2011 notes at the option of holders upon a fundamental change

If a fundamental change (as defined below in this section) occurs at any time, you will have the right, at your option, to require us to repurchase all or any portion of your existing 2011 notes that is equal to $1,000 or an integral multiple of $1,000 on a repurchase date that is no earlier than 25 days and no later than 35 days after the date of our notice of the fundamental change.

The price we are required to pay is equal to 100% of the principal amount of the existing 2011 notes to be repurchased plus accrued and unpaid interest to but excluding the fundamental change repurchase date. If the repurchase date is an interest payment date, we will pay interest on the interest payment date to the record holder on the relevant record date. Otherwise, we will pay accrued and unpaid interest to the same holder that receives the principal amount to be repurchased.

A “fundamental change” will be deemed to have occurred upon a change of control event or a termination of trading (as defined below).

A “change of control event” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization, sale of all or substantially all of our consolidated assets or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock or American Depositary Shares that:

•	is listed on, or immediately after the transaction or event will be listed on, a U.S. national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on a U.S. system of automated dissemination of quotations of securities prices.

A “termination of trading” will be deemed to have occurred if our common stock or other common stock into which the existing 2011 notes are convertible is neither listed for trading on a U.S. national securities exchange nor approved for listing on any U.S. system of automated dissemination of quotations of securities prices, and no American Depositary Shares or similar instruments for such common stock are so listed or approved for listing in the U.S.

However, notwithstanding the foregoing, a holder will not have the right to require us to repurchase its existing 2011 notes if the sale price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the fundamental change or the public announcement of the fundamental change equals or exceeds 110% of the conversion price of the existing 2011 notes in effect on each of those five trading days.

On or before the 15th day after we know or reasonably should know a fundamental change has occurred, we will provide to all holders of the existing 2011 notes and the trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting repurchase right. Such notice shall state, among other things:

•	the fundamental change repurchase date; and

•	the procedures that holders must follow to require us to repurchase their existing 2011 notes.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in the City of New York or publish the information on our website or through such other public medium as we may use at that time.

If you elect to exercise your right to cause us to repurchase all or any portion of your existing 2011 notes, you must deliver to us or our designated agent, on or before the business day preceding the fundamental change repurchase date, subject to extension to comply with applicable law, the existing 2011 notes to be repurchased, duly endorsed for transfer, together with a written repurchase notice and the form entitled “Form of Fundamental Change Repurchase Notice” on the reverse side of the existing 2011 notes duly completed, to the paying agent. Your repurchase notice must state:

•	if certificated, the certificate numbers of your existing 2011 notes to be delivered for repurchase, or if not certificated, your notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of existing 2011 notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

•	that the existing 2011 notes are to be purchased by us pursuant to the applicable provisions of the existing 2011 notes and the existing notes indenture.

You may withdraw any repurchase notice (in whole or in part) by a written notice of withdrawal delivered to us or our agent prior to the close of business on the business day prior to the fundamental change repurchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn existing 2011 notes;

•	if certificated existing 2011 notes have been issued, the certificate numbers of the withdrawn existing 2011 notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the repurchase notice.

If a fundamental change results from a change of control event, as described below, instead of paying the repurchase price in cash we may elect to pay all or a portion of the repurchase price in shares of our common stock, or, in the case of a merger in which we are not the surviving corporation, common stock or American Depositary Shares of the surviving corporation or its direct or indirect parent corporation or a combination of the applicable securities and cash, at our option. The number of shares of the applicable common stock or securities a holder will receive will equal the relevant amount of the repurchase price divided by 97% of the average sale prices of the applicable common stock or securities for the five trading days immediately preceding the second business day immediately preceding the fundamental change repurchase date. However, we may not pay any portion of the repurchase price in the applicable common stock or securities or a combination of the applicable common stock or securities and cash, unless we satisfy certain conditions prior to the repurchase date as provided in the existing notes indenture, including:

•	registration of the shares of the applicable common stock or securities to be issued upon repurchase under the Securities Act and the Exchange Act, if required;

•

qualification of the shares of the applicable common stock or securities to be issued upon repurchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom; and

•

listing of the applicable common stock or securities on a U.S. national securities exchange or quotation thereof on an inter-dealer quotation system of any registered U.S. national securities association.

If the paying agent holds money and/or applicable stock sufficient to pay the fundamental change repurchase price of the existing 2011 notes on the fundamental change repurchase date, then:

•	the existing 2011 notes will cease to be outstanding (whether or not book-entry transfer of the existing 2011 notes is made or whether or not the existing note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the fundamental change repurchase price upon delivery or transfer of the existing 2011 notes).

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a fundamental change.

The repurchase rights of the holders could discourage a potential acquirer of us. The fundamental change repurchase feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

The term fundamental change is limited to specified events and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the existing 2011 notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

No existing 2011 notes may be repurchased at the option of holders upon a fundamental change if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the fundamental change repurchase price of the existing 2011 notes.

The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale or lease of substantially all of our properties and assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the existing 2011 notes to require us to repurchase its existing 2011 notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our properties and assets may be uncertain.

If a fundamental change were to occur, we may not have enough funds to pay the fundamental change repurchase price in cash. See “Risk factors” under the caption “RISKS RELATED TO OUR BUSINESS.” If we fail to repurchase the existing 2011 notes when required following a fundamental change, we will be in default under the existing 2011 notes indenture. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to repurchase our indebtedness upon the occurrence of similar events or on some specific dates.

Consolidation, merger and sale of assets

The existing 2011 notes indenture provides that we may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, another person, unless (i) the resulting, surviving or transferee person other than us is a person either (a) organized and existing under the laws of the U.S., any State thereof or the District of Columbia, or (b) organized under the laws of a jurisdiction outside the U.S. and has common stock traded on a national securities exchange in the U.S. and a worldwide total market capitalization of its equity securities before giving effect to the consolidation or merger of at least U.S. $2 billion, and in either case such entity other than us expressly assumes by supplemental indenture all of our obligations under the existing 2011 notes and the existing 2011 notes indenture; and (ii) immediately after giving effect to such transaction, no default has occurred and is continuing under the existing notes indenture. Upon any such consolidation, merger or transfer, the resulting, surviving or transferee person shall succeed to, and may exercise every right and power of, Oscient Pharmaceuticals under the existing notes indenture.

Although these types of transactions are permitted under the existing notes indenture, certain of the foregoing transactions could constitute a fundamental change (as defined above) permitting each holder to require us to repurchase the existing 2011 notes of such holder as described above.

Events of default

Each of the following is an event of default:

•	default in the payment of interest on any note when due and payable and the default continues for a period of 30 days;

•	default in the payment of principal of any existing note when due and payable at its maturity, upon redemption, upon repurchase (including upon a fundamental change) or otherwise;

•

failure by us to comply with any of our other agreements contained in the existing 2011 notes or the existing notes indenture for 60 days after written notice of such non-compliance has been received from the trustee or the holders of at least 25% in principal amount of the existing 2011 notes then outstanding;

•	default for 10 days in the performance of our conversion obligation upon exercise of a holder’s conversion rights;

•

default by us or our subsidiaries in the payment of the principal or interest on any loan agreement or other instrument under which there may be outstanding, or by which there may be evidenced any, debt for money borrowed in excess of $20.0 million in the aggregate of ours and such subsidiaries (other than indebtedness for borrowed money secured only by the real property to which the indebtedness relates and which is non-recourse to us or to such material subsidiaries), whether such debt now exists or shall hereafter be created, resulting in such debt becoming or being declared due and payable prior to its stated maturity, and such acceleration shall not have been rescinded or annulled within 30 days after written notice has been received by us or such subsidiary from the trustee or by the trustee, us and such subsidiary by the holders of at least 25% in principal amount of the existing 2011 notes then outstanding;

•	our failure to give you notice of your right to require us to repurchase your existing 2011 notes upon a fundamental change;

•

our failure to file our annual or quarterly reports with the SEC in accordance with the terms of the existing notes indenture or to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act, which we refer to as a “filing failure,” except during an extension period (as defined below); or

•	certain events involving our bankruptcy, insolvency, or reorganization (the “bankruptcy provisions”).

If an event of default occurs and is continuing, the trustee by notice to us may, or the holders of at least 25% in principal amount of the outstanding existing 2011 notes by notice to us and the trustee may request, and the trustee upon such request shall, declare 100% of the principal of and accrued and unpaid interest on all the existing 2011 notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest will be due and payable immediately. Notwithstanding the previous sentence, in the case of an event of default arising under the bankruptcy provisions, all outstanding existing 2011 notes will become due and payable without further action or notice.

Upon the occurrence of a filing failure, we may elect, within 60 days of the date notice is provided to us by the holders of at least 25% in principal amount of the outstanding existing 2011 notes, to pay to the holders an extension fee which will accrue at a rate of 1.00% per annum of the aggregate principal amount of the existing 2011 notes then outstanding. Such extension fee will extend the cure period for a filing failure for a period of up to 120 days, which period we refer to as the “extension period.” If we elect to pay such an extension fee, we will provide notice of our election to pay the extension fee to the holders and the trustee on or before the business day immediately prior to the 60th day after the date on which the filing failure first occurred. We will pay any such extension fee on the same dates and in the same manner as we pay interest that accrues on the existing 2011 notes. The extension fee will accrue on the existing 2011 notes from the date that is 60 days after notice of the filing failure is given by the holders to, but excluding, the earlier of the date on which we make the filings that gave rise to the filing failure and the date that is 180 days after the date such notice was given by the holders.

The holders of a majority in principal amount of the outstanding existing 2011 notes may waive all past defaults (except with respect to nonpayment of principal or interest) and rescind any such acceleration with respect to the existing 2011 notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing events of default, other than the nonpayment of the principal of and interest on the existing 2011 notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the existing notes indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the existing notes indenture at the request or direction of any of the holders unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest when due, no holder may pursue any remedy with respect to the existing notes indenture or the existing 2011 notes unless:

•	such holder has previously given the trustee notice that an event of default is continuing;

•	holders of at least 25% in principal amount of the outstanding existing 2011 notes have requested the trustee to pursue the remedy;

•	such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

•	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

•

the holders of a majority in principal amount of the outstanding existing 2011 notes have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding existing 2011 notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The existing 2011 notes indenture provides that if an event of default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the existing notes indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the existing notes indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The existing notes indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 60 days after it occurs. Except in the case of a default in the payment of principal of or interest on any existing note, the trustee may withhold notice if and so long as a committee of trust officers of the trustee in good faith determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the trustee an annual certificate indicating whether the signers thereof know of any default that occurred during the previous year. We are also required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain defaults, their status and what action we are taking or propose to take in respect thereof.

Modification and amendment

Subject to certain exceptions, the existing notes indenture or the existing 2011 notes may be amended with the consent of the holders of at least a majority in principal amount of the existing 2011 notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, existing 2011 notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the existing 2011 notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, existing 2011 notes).

Without the consent of each holder of an outstanding existing note affected, no amendment may, among other things:

•	reduce the rate of or extend the stated time for payment of interest on any existing note;

•	reduce the principal amount of or change the maturity of the principal of any existing note;

•	make any change that impairs or adversely affects the conversion rights of any existing note;

•

reduce the redemption price or fundamental change repurchase price of any existing note or amend or modify in any manner adverse to the holders of existing 2011 notes our obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

•	modify the provisions with respect to the repurchase right of holders upon a fundamental change in a manner adverse to holders;

•	modify the provisions of the existing notes indenture in a manner that adversely affects the interests of the holders of the existing 2011 notes in any material respect;

•	make any principal or interest on the existing note payable in money other than that stated in the existing note or other than in accordance with the provisions of the existing notes indenture;

•

impair the right of any holder to receive payment of principal of or interest on such holder’s existing 2011 notes on or after the due dates therefor or impair the right of any holder to institute suit for the enforcement of any payment on or with respect to such holder’s existing 2011 notes;

•	reduce the quorum or voting requirements under the existing notes indenture;

•	change the ranking of the existing 2011 notes in a manner adverse to the holders of the existing 2011 notes;

•	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions; or

•	reduce the percentage of existing 2011 notes required for consent to any modification of the existing notes indenture.

We and the trustee may modify or amend the existing notes indenture and the existing 2011 notes without the consent of any holder in order to, among other things:

•	provide for our successor pursuant to a consolidation, merger or sale of assets;

•	add to our covenants for the benefit of the holders of the existing 2011 notes or to surrender any right or power conferred upon us by the existing notes indenture;

•	provide for a successor trustee with respect to the existing 2011 notes;

•	cure any ambiguity or correct or supplement any provision in the existing notes indenture which may be defective or inconsistent with any other provision;

•	add any additional events of default with respect to the existing 2011 notes;

•	secure the existing 2011 notes;

•

increase the conversion rate, provided that the increase is in accordance with the terms of the existing notes indenture or will not adversely affect the interests of the holders of the existing 2011 notes;

•

supplement any of the provisions of the existing notes indenture to such extent as shall be necessary to permit or facilitate the discharge of the notes, provided that such change or modification does not adversely affect the interests of the holders of the existing 2011 notes; or

•

add or modify any other provisions with respect to matters or questions arising under the existing notes indenture which we and the trustee may deem necessary and desirable and which will not adversely affect the interests of the holders of existing 2011 notes.

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the existing 2011 notes, create and issue additional debt securities having the same terms as and ranking equally and ratably with the existing 2011 notes in all respects, so that such additional debt securities shall be consolidated and form a single series with, and shall have the same terms as to status, redemption or otherwise as, the existing 2011 notes.

Form, denomination and registration

The existing 2011 notes were issued:

•	in fully registered form; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

Trustee

U.S. Bank National Association is the trustee, security registrar, paying agent and conversion agent.

Governing law

The existing notes indenture provides that it and the existing 2011 notes will be governed by, and construed in accordance with, the laws of the State of New York.

Book-entry, delivery and form

See descriptions under “Description of New Notes—Book-entry, delivery and form”.

DESCRIPTION OF CAPITAL STOCK

We are incorporated in The Commonwealth of Massachusetts. Our authorized capital stock consists of 175,000,000 shares of common stock, par value $.10 per share, including 625,000 shares of common stock designated as series B restricted common stock. The following descriptions are summaries of the material terms of our articles of organization and bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, our articles of organization and bylaws, copies of which are incorporated as exhibits to the registration statements of which this prospectus is a part.

Common Stock

As of October 1, 2008, there were 14,253,959 shares of our common stock outstanding. There are no shares of series B restricted common stock issued and outstanding.

Oscient Pharmaceuticals Common Stock

Voting

The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Holders of our common stock are not authorized by our articles of organization to cumulate votes for the election of directors. Directors are elected by a plurality of the votes entitled to vote and present in person or represented by proxy at the meeting.

Dividends

We have never paid cash dividends on our common stock and do not expect to pay dividends in the foreseeable future. Any decision to pay cash dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements and such other factors as our board of directors deem relevant. Holders of common stock would share ratably in any dividends that may be declared by our board of directors.

Liquidation, Dissolution and Winding-up

In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of common stock are to receive for each share of our common stock held by them, prior to the holders of series B restricted common stock, the greater of (a) $5.00 and (b) the amount equal to ten times the amount available to holders of series B restricted common stock. If the assets available for distribution are insufficient to permit the full payment, then the entire amount available for distribution to the holders of common stock will be distributed pro rata among them.

Preemptive Rights, Conversion and Redemption

There are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to shares of our common stock.

Oscient Pharmaceuticals Series B Restricted Common Stock

Our articles of organization, as amended, provide that the holders of our series B restricted common stock are not entitled to vote, except as otherwise required by law or receive dividends. No shares of our series B restricted common stock are outstanding and we have no current intention to issue any shares of series B restricted common stock.

No Limits on Written Consents

Our articles of organization provide that any action required or permitted to be taken by our stockholders may be effected without a meeting on unanimous written consent of the stockholders.

Limits on Special Meetings

Our bylaws provide that special meetings of stockholders may be called at the request of the board of directors or our president.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company N.A.

NASDAQ Listing

Our common stock is listed on The NASDAQ Global Market under the symbol “OSCI.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences to U.S. Holders relating to the exchange of existing 2011 notes for new notes and shares of common stock pursuant to the exchange offer (the “Exchange”), the ownership and disposition (including a conversion into common stock) of the new notes and the ownership and disposition of common stock received in the Exchange or upon a conversion of new notes. It is not, however, a complete analysis of all of the potential tax considerations. This summary is based on the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the applicable Treasury Regulations promulgated thereunder, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. There can be no assurance that the U.S. Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to such consequences.

This summary deals only with beneficial owners of existing 2011 notes that exchange their existing 2011 notes for new notes and common stock pursuant to the Exchange, and that hold existing 2011 notes, new notes or common stock (as the case may be) as “capital assets” within the meaning of Section 1221 of the Code. This summary does not deal with all aspects of U.S. federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or special status, nor does it address tax considerations applicable to investors that may be subject to special tax rules, such as banks, financial institutions, tax-exempt organizations, S corporations, partnerships or other pass-through entities, insurance companies, broker-dealers, dealers or traders in securities or currencies, certain U.S. expatriates or former long-term residents of the United States, taxpayers subject to the alternative minimum tax, individual retirement accounts or other tax-deferred accounts, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, insurance companies, real estate investment trusts, regulated investment companies, persons that hold the existing 2011 notes, new notes or common stock as a position in a “straddle,” or as part of a synthetic security or “hedge,” “conversion transaction,” “constructive sale” or other integrated investment, or U.S. Holders (as defined below) that have a “functional currency” other than the U.S. dollar or Non-U.S. Holders (as defined below), except as described below. Moreover, it does not discuss the effect of any other U.S. federal tax laws (such as estate and gift tax laws) or applicable state, local or foreign tax laws.

As used herein, a “U.S. Holder,” means a beneficial owner of existing 2011 notes, new notes or common stock that is, for U.S. federal income tax purposes: (1) an individual citizen or resident of the United States, (2) a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if either (a) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of the trust’s substantial decisions or (b) it has a valid election in effect to be treated as a United States person. A “Non-U.S. Holder” means a beneficial owner of existing 2011 notes, new notes or common stock that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. Holder.

If an entity that is classified as a partnership for U.S. federal income tax purposes is a beneficial owner of existing 2011 notes, new notes or common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for U.S. federal income tax purposes and persons holding existing 2011 notes, new notes or Common Stock through a partnership or other entity classified as a partnership for U.S. federal income tax purposes are urged to consult their own tax advisors.

THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE TAX ADVICE. INVESTORS CONSIDERING PARTICIPATING IN THE EXCHANGE SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THEIR PARTICIPATION

IN THE EXCHANGE AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER OTHER U.S. FEDERAL TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Characterization of Existing 2011 Notes and New Notes as Debt

The U.S. federal income tax consequences of the Exchange and the tax consequences to the holders of the new notes will depend upon the treatment of the existing 2011 notes and new notes as debt for U.S. federal income tax purposes. The status of the existing 2011 notes and new notes as debt for U.S. federal income tax purposes depends upon a number of factors. We intend to take the position that both the existing 2011 notes and the new notes are debt for U.S. federal income tax purposes, and holders of the existing 2011 notes participating in the Exchange will agree to be bound by such treatment. The balance of this discussion assumes that both sets of notes will be respected as debt for U.S. federal income tax purposes. There can be no assurance that the IRS will not successfully challenge this position.

Tax Consequences to U.S. Holders

Treatment of the Exchange

This section describes the treatment of the Exchange to U.S. Holders and constitutes the opinion of Ropes & Gray LLP. A U.S. Holder participating in the Exchange will be treated as exchanging a portion of its existing 2011 notes for new notes and a portion for common stock, based on their relative fair market values. Because the economic differences between the existing 2011 notes and new notes are “significant,” the exchange of existing 2011 notes for new notes will be considered an exchange of a portion of the existing 2011 notes for new notes for U.S. federal income tax purposes rather than just a continuation of the existing 2011 notes. Whether the Exchange requires recognition of gain or loss for U.S. federal income tax purposes depends on whether the Exchange qualifies as a recapitalization pursuant to Section 368(a)(1)(E) of the Code. In general, the Exchange will qualify as a recapitalization with respect to the shares of common stock received for the existing 2011 notes if the existing 2011 notes that are subject to such Exchange constitute “securities” for purposes of Section 368(c)(1)(E) of the Code. The rules for determining whether a debt instrument constitutes a security under the recapitalization provisions of U.S. federal income tax law are unclear. The term “security” is not defined for this purpose in the Code or the Treasury Regulations and has not been clearly defined by judicial decisions. The determination of whether a debt instrument is a security involves an overall evaluation of the nature of the debt instrument, the debt holder’s exposure to the substantial risks of the enterprise, the extent of the debt holder’s proprietary interest in the issuer compared with the similarity of the debt instrument to a right to receive a cash payment and certain other considerations. One of the most significant factors considered in determining whether a particular debt instrument is a security is its original term. In general, debt instruments with a term of less than five years are not likely to (but may in certain circumstances) be considered securities, debt instruments with a term of ten years or more are likely to be considered securities, while debt instruments with an initial term at issuance of five to ten years are often considered securities, but their status may be unclear. Convertibility of a debt instrument into stock of the issuer may make “security” treatment more likely because of the holder’s potential equity participation in the issuer. Because a portion of the existing 2011 notes were issued in exchange for notes with original terms in excess of five years, and a portion of the existing 2011 notes issued for cash with a term of less than four years are identical and fungible with the portion exchanged for long-term notes, based on an IRS revenue ruling and all the relevant facts and circumstances, including the subordination and convertibility of the existing 2011 notes and their other terms, it is more likely than not that the existing 2011 notes should be considered securities, and it is more likely than not that the Exchange with respect to the common stock received for the existing 2011 notes should qualify as a recapitalization for U.S. federal income tax purposes. However, based on all the relevant facts and circumstances of the new notes, including the guarantee by Guardian II served by a second lien on its property, the convertibility of the new notes, the term being less than three years and their other terms, it is not clear whether the new notes received in exchange for the existing 2011 notes should be considered securities for this purpose.

The determination above that the Exchange with respect to the common stock received for the existing 2011 notes should qualify as a recapitalization for U.S. federal income tax purposes is not free from doubt, however, and it is possible that the IRS could take a contrary view. The IRS might assert that the existing 2011 notes are not “securities” for U.S. federal income tax purposes, or the Exchange is otherwise not a recapitalization for U.S. federal income tax purposes. This assertion could be based, among other things, on the facts and circumstances, including that the existing 2011 notes, when issued, had a term of less than four years. However, for the reasons described above, it is more likely than not that the existing 2011 notes constitute “securities” for U.S. federal income tax purposes and, therefore, the Exchange with respect to the common stock received therefor should more likely than not qualify as a tax-free recapitalization.

If the Exchange qualifies as a recapitalization, and both the existing 2011 notes and the new notes are treated as “securities” for U.S. federal income tax purposes, a U.S. Holder of existing 2011 notes will not recognize any gain or loss on the Exchange. A U.S. Holder’s aggregate tax basis in the new notes and shares of common stock received in the Exchange will be equal to that holder’s tax basis in the existing 2011 notes surrendered in the Exchange. Such basis will be allocated between the new notes and shares of common stock based on the relative fair market values of such property. A U.S. Holder’s holding period for the new notes and shares of common stock received in the Exchange will include such holder’s holding period for the existing 2011 notes exchanged therefor.

If, on the other hand, the Exchange qualifies as a recapitalization with respect to the exchange of the existing 2011 notes for shares of common stock, but the new notes are treated as “other property” (rather than as securities) for U.S. federal income tax purposes, a U.S. Holder of existing 2011 notes would not recognize any loss, but would recognize gain (if any), on the entire exchange of existing 2011 notes for new notes and shares of common stock to the extent of the fair market value of the new notes received. In such event, (i) a U.S. Holder’s tax basis in the stock would be equal to the such U.S. Holder’s tax basis in the existing 2011 notes exchanged, less the fair market value of the new notes received, plus any gain recognized on the Exchange, and (ii) a U.S Holder’s holding period for the shares of common stock would include such holder’s holding period for the existing 2011 notes exchanged therefor and the holding period for the new notes would begin the day after the Exchange.

If the Exchange were to fail to qualify for treatment as a tax-free recapitalization, a holder of existing 2011 notes generally would recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized by such holder in the Exchange and its adjusted tax basis in the existing 2011 notes exchanged. U.S. Holders are urged to consult their own tax advisors as to the amount and character of any gain or loss that might be recognized for U.S. federal income tax purposes if the Exchange were treated as a taxable exchange.

Regardless of whether the Exchange of existing 2011 notes for new notes qualifies as a recapitalization, cash payments received in respect of accrued and unpaid interest on the existing 2011 notes will be taxed as ordinary interest income to the extent not previously includible in income.

Treatment of New Notes

No existing authority addresses whether debt instruments with terms similar to the new notes will be characterized as contingent payment debt instruments for U.S. federal income tax purposes. It is possible that the IRS could assert that the new notes are contingent payment debt instruments because of the potential payment of additional interest upon conversion, as well as certain other provisions. Because the Treasury Regulations governing contingent payment debt instruments do not apply to a debt instrument merely because it provides an option to convert the instrument into stock of the issuer or cash in an amount equal to the approximate value of the issuer’s stock, we do not intend to treat the new notes as contingent payment debt instruments. Holders of new notes will agree not to treat the new notes as contingent payment debt instruments. Our position as to the characterization of the new notes is not binding on the IRS or a court. If the new notes were treated as contingent payment debt instruments under the Treasury Regulations, among other potential adverse consequences: (i) U.S. Holders would be required to include amounts in taxable income each year as original issue discount (“OID”), which is taxed as ordinary income similar to interest, and such amounts would likely exceed, and be taxed in advance of the actual payments of, stated interest received in connection with the new notes; (ii) the value of the stock received upon conversion of the new notes would be treated as an additional payment taxable as ordinary income (subject to potential adjustments); and (iii) gain recognized upon a sale, exchange, redemption or other taxable disposition of the new notes would generally be treated as ordinary income (subject to potential adjustments). The remainder of this summary assumes that the new notes will not be treated as contingent payment debt instruments for U.S. federal income tax purposes.

Under the terms of the new notes, stated interest may be paid in cash or, at our election, by increasing the amount of new notes or by issuing additional new notes (in both cases, “PIK Interest”). For that reason, interest on the new notes will not be unconditionally payable in cash at least annually and all interest on the new notes will be treated as OID for U.S. federal income tax purposes. A U.S. Holder must include any OID on the new notes as ordinary interest income as it accrues (in advance of the receipt of any cash payments attributable to such income) in accordance with a constant yield method based on a compounding of interest, regardless of such U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. The amount of OID on the new notes will be equal to the difference between the stated redemption price at maturity of the new notes and the new notes’ issue price. The stated redemption price at maturity of the new notes will equal the sum of all amounts provided under the debt instrument, regardless of whether denominated as principal or interest, other than “qualified stated interest” payments. For this purpose, “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property, other than debt instruments of the issuer, at least annually at a single fixed rate. As described above, the stated interest on the new notes will not constitute “qualified stated interest.” The issue price of a debt instrument depends on whether a substantial amount of the debt instruments in an issue (i.e. either the existing 2011 notes or the new notes) are treated as “traded on an established securities market” within the meaning of the regulations relating to the treatment of original issue discount (the “OID Rules”). Debt instruments are treated as “traded on an established market” if, among other things, the debt is listed on a national securities exchange, an interdealer quotation system sponsored by a national securities association, a system of general circulation that provides a reasonable basis to determine fair market value, or if quotations are readily available from dealers, brokers or traders. We expect that the new notes will be treated as “traded on an established market.” As a result, the issue price of the new notes will equal the fair market value of the new notes as of the first date on which a substantial amount of the new notes is traded.

Market Discount

Assuming that the Exchange is treated as a recapitalization, U.S. Holders of existing 2011 notes that have accrued market discount in such notes would carry over the portion of accrued market discount allocable to the new notes and shares of common stock received in the Exchange. In general, the existing 2011 notes will have accrued “market discount” if such notes were acquired after their original issuance at a discount to their adjusted issue price. In addition, if a U.S. Holder of a new note received in the Exchange has an initial tax basis in the new note that is less than the note’s revised issue price (i.e., the issue price plus the aggregate amount of OID includible in gross income by all holders before the acquisition of its new note by the U.S. Holder) by more than a de minimis amount, such difference will be treated as market discount if the U.S. Holder had market discount in the existing 2011 note exchanged for its new note. Market discount generally will be treated as accruing on a straight line basis over the term of the new notes or, at the holder’s election, under a constant yield method. If a constant yield election is made, it will apply only to the new notes and may not be revoked.

A U.S. Holder may elect to include market discount in income as it accrues over the remaining term of the new notes. Once made, this accrual election applies to all market discount obligations acquired by the holder on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If a U.S. Holder does not elect to include accrued market discount in income over the remaining term of the new notes, the holder may be required to defer the deduction of a portion of the interest in any indebtedness incurred or maintained to purchase or carry the note until maturity or until a taxable disposition of the note.

If a new note or share of common stock received in the Exchange is treated as including market discount, the U.S. Holder will be required to treat any gain recognized on its disposition as ordinary income to the extent of the accrued market discount not previously included in income. If the holder disposes of a new note or share of common stock received in the exchange in certain otherwise nontaxable transactions, the holder will be required to include accrued market discount in income as ordinary income as if the holder sold the property at its then fair market value.

Amortizable Bond Premium

A U.S. Holder who acquires the new notes at a premium (i.e., the excess of the holder’s adjusted tax basis over the note’s stated redemption price at maturity) generally may elect to amortize that premium (“amortizable bond premium”) from the acquisition date to the note’s maturity date under a constant yield method based on the note’s payment period. However, amortizable bond premium will not include any premium attributable to the new note’s conversion feature. The premium attributable to the conversion feature generally is the excess, if any, of the new note’s market price on the date of acquisition over what the note’s market price would be if there were no conversion feature. Amortizable bond premium is treated as an offset to interest income or OID on the new notes and not as a separate deduction. The election to amortize bond premium, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If such an election to amortize bond premium is not made, a U.S. Holder must include all amounts of taxable interest without reduction for such premium, and may receive a tax benefit from the premium only in computing such U.S. Holder’s gain or loss upon a disposition of the new note.

Acquisition Premium

If a U.S. Holder’s initial tax basis in the new notes is greater than the adjusted issue price of the new notes but less than the stated redemption price at maturity, such U.S. Holder generally will be considered to have “acquisition premium” with respect to the new notes, which may reduce the amount of OID, if any, that the U.S. Holder is required to include in taxable income.

Sale, Exchange, Redemption or Other Taxable Disposition of New Notes

Subject to the discussion of market discount above, a U.S. Holder generally will recognize capital gain or loss if the holder disposes of a new note in a sale, exchange, redemption or other taxable disposition. The holder’s gain or loss will equal the difference between the amount realized by the holder and the holder’s adjusted tax basis in the new note. The amount realized by the holder will equal the amount of any cash and the fair market value of any other property received for the new note. The holder’s adjusted tax basis in the new note generally will equal its adjusted tax basis in the portion of the existing 2011 notes exchanged for new notes pursuant to the Exchange, increased by the amount of any OID included by the holder and reduced by the amount of any premium amortized by the holder and any cash payment of interest received with respect to the new note. The portion of the amount realized that is attributable to accrued interest will not be taken into account in computing the holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the holder has not previously included the accrued interest in income. The capital gain or loss recognized by a holder on a disposition of the new note will be long-term capital gain or loss if the holding period for the new note exceeds one year. Long-term capital gains of non-corporate taxpayers (including individuals) are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to limitation.

Conversion of New Notes into Shares of Common Stock

A U.S. Holder will not recognize gain or loss on the exchange of new notes for shares of common stock upon conversion, except to the extent of the fair market value of any shares of common stock received with respect to accrued but unpaid interest, which will be treated as ordinary interest income to the extent not previously included in income. With respect to any cash received in lieu of a fractional share of common stock, the U.S. Holder would be treated as if the fractional share had been issued and then redeemed for cash (and would recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash received in lieu of the fractional share and (ii) the portion of the U.S. Holder’s adjusted tax basis in the new notes that is allocated to the fractional share). Gain or loss recognized will be long-term capital gain or loss if the U.S. Holder’s holding period for the new notes exceeds one year. In the case of certain non-corporate U.S. Holders (including individuals), long-term capital gains are generally eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitation. The U.S. Holder will have an aggregate tax basis in the shares of common stock received in the conversion equal to the aggregate tax basis of the new notes converted (less any basis allocable to any fractional share deemed received in the conversion). The holding period for shares of common stock received by the U.S. Holder upon conversion of the new notes will include the U.S. Holder’s holding period for the new notes surrendered in the conversion. The tax treatment of the receipt of any additional interest paid upon conversion of the new notes is unclear and U.S. Holders are urged to consult their own tax advisors regarding the tax treatment of any such payment.

Constructive Distributions in Respect of New Notes

The terms of the new notes allow for changes in the conversion rate of the new notes in certain circumstances. A change in conversion rate that allows holders to receive more shares of common stock on conversion may increase the holders’ proportionate interests in our earnings and profits or assets. In that case, the holders would be treated as though they received a distribution in the form of shares of our common stock. Such a constructive stock distribution could be taxable to the holders, although they would not actually receive any cash or other property. It is unclear whether an increase in the number of shares of common stock a U.S. Holder would receive upon conversion that results from our election to increase the amount of new notes, in lieu of paying stated interest, would be considered a change in conversion rate for this purpose. We intend to take the position that such an event will not be considered a change in conversion rate. Not all changes in conversion rate that allow holders to receive more shares of common stock on conversion, however, increase the holders’ proportionate interests in the Company. For instance, a change in conversion rate simply could prevent the dilution of the holders’ interests upon a stock split or other change in capital structure. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as constructive stock distributions. Conversely, if an event occurs that dilutes the holders’ interests and the conversion rate is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a taxable stock distribution to them. Any taxable constructive stock distributions resulting from a change to, or failure to change, the conversion rate generally would be treated like a distribution paid in cash or other property. Such constructive distribution would be treated as a taxable dividend to the recipient to the extent of our current or accumulated earnings and profits, with any excess treated as a non-taxable return of capital or as capital gain.

Distributions on Shares of Common Stock

In general, any distribution in respect of the shares of common stock will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If holding period requirements are met, dividends paid to non-corporate holders (with respect to taxable years beginning no later than December 31, 2010) generally will qualify for the reduced tax rate on qualified dividend income (currently at a maximum tax rate of 15%). Dividends will be eligible for the dividends received deduction if the U.S. Holder is an otherwise qualifying corporate holder that meets the holding period and other requirements for the dividends received deduction. To the extent that a U.S. Holder receives a distribution on shares of common stock that would otherwise constitute a dividend for U.S. federal income tax purposes, but that exceeds our current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital, which reduces the holder’s tax basis in the shares of common stock. Any distribution in excess of the holder’s tax basis in the shares of common stock will be treated as capital gain and as long-term capital gain if the holder’s holding period exceeds one year.

Sale, Exchange or Other Taxable Disposition of Shares of Common Stock

Subject to the discussion of market discount above, a U.S. Holder generally will recognize capital gain or loss on a sale, exchange or other taxable disposition of shares of common stock. A U.S. Holder’s gain or loss will equal the difference between the amount realized by the holder and the holder’s adjusted tax basis in the shares of common stock. The amount realized by a U.S. Holder will equal the amount of any cash and the fair market value of any other property received for the shares of common stock. The gain or loss recognized by a U.S. Holder on a sale or exchange of the shares of common stock will be long-term capital gain or loss if the holder’s holding period for the shares of common stock exceeds one year.

Information Reporting and Backup Withholding

A U.S. Holder may be subject to information reporting and backup withholding tax (currently at a rate of 28%) on payments of (i) interest and principal on the new notes, (ii) proceeds (including additional interest) from the sale or other disposition (including a redemption or conversion) of the new notes or the shares of common stock and (iii) dividends on the common stock. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to information reporting and backup withholding. A U.S. Holder generally will be subject to information reporting and backup withholding if such holder is not otherwise exempt and such holder:

•	fails to furnish in the manner required its taxpayer identification number, or TIN, which, for an individual, is ordinarily his or her social security number,

•	furnishes an incorrect TIN,

•	is notified by the IRS that it has failed to properly report payments of interest or dividends, or

•	fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the U.S. Holder that it is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld may be credited against a holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided such holder timely furnishes certain information to the IRS. Holders should consult with their own tax advisors regarding the application of backup withholding to their particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

Certain Tax Consequences to Non-U.S. Holders

New Notes

Subject to the discussion below regarding backup withholding, payments received in respect of the new notes by a Non-U.S. Holder, including OID and payments of interest, will be exempt from U.S. federal income or withholding tax, provided that: (i) such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership; (ii) such Non-U.S. Holder certifies on an IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements; and (iii) such payments are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (or, where a tax treaty applies, are not attributable to a U.S. permanent establishment).

Any gain realized upon the sale, exchange or other taxable disposition of new notes generally will not be subject to U.S. federal income tax unless: (i) that gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (and, where a tax treaty applies, is attributable to a U.S. permanent establishment); or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met. In addition, accrued but unpaid interest (or OID) not previously included in income is not treated as gain subject to these rules, but rather is subject to the rules regarding interest (and OID) described in the preceding paragraph.

If a Non-U.S. Holder of the new notes is engaged in a trade or business in the United States, and if interest (including OID) on the new notes is effectively connected with the conduct of such trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment), the Non-U.S. Holder, although exempt from the U.S. federal withholding tax discussed above, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange, or other taxable disposition of new notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described above, such Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Shares of Common Stock

Any dividends paid to a Non-U.S. Holder with respect to the shares of common stock (and any deemed dividends resulting from certain adjustments, or the failure to make certain adjustments, to the number of shares of common stock to be issued upon conversion of new notes, as discussed in “—U.S. Holders—Constructive Distributions in Respect of New Notes” above) will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable tax treaty. Because a constructive distribution deemed received by a Non-U.S. Holder would not give rise to any cash from which any applicable withholding tax could be satisfied, we may set-off any such withholding tax against any cash payments of interest payable on the new notes.

Dividends that are effectively connected with the conduct of a trade or business within the United States (and, where a tax treaty applies, are attributable to a U.S. permanent establishment) are not subject to U.S. federal withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order for effectively connected income to be exempt from U.S. federal withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax of 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Any gain realized upon the sale, exchange or other taxable disposition of shares of common stock generally will not be subject to U.S. federal income tax unless: (i) that gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (and, where a tax treaty applies, is attributable to a U.S. permanent establishment); or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met.

Information Reporting and Backup Withholding

In general, a Non-U.S. Holder will not be subject to backup withholding tax and information reporting with respect to payments made by us with respect to the new notes or the shares of common stock if the Non-U.S. Holder has provided to the withholding agent an IRS Form W-8BEN or IRS Form W-8ECI (or successor form) described above and such withholding agent does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person. In addition, no backup withholding will be required regarding the proceeds of the sale of new notes or shares of common stock made within the United States or conducted through certain U.S. financial intermediaries if the payor receives that statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a United States person or the Non-U.S. Holder otherwise establishes an exemption.

Certain Tax Consequences to the Company

As a result of the Exchange, the amount of our outstanding indebtedness will be reduced. In general, a debtor will realize cancellation of indebtedness (“COD”) income when a creditor accepts less than full payment in satisfaction of its debt. Under Section 108 of the Code, if a debtor corporation transfers stock to a creditor in satisfaction of its indebtedness, such corporation will be treated as having satisfied the indebtedness with an amount of money equal to the fair market value of the stock transferred. When a corporation issues one debt instrument in satisfaction of another, it is treated as having satisfied its prior indebtedness for an amount equal to the “issue price” of the new debt instrument as determined under the regulations relating to the treatment of original issue discount (see “—Tax Consequences to U.S. Holders—Treatment of New Notes” above). Thus, to the extent that the issue price of the new notes and the fair market value of the Common Stock issued in the Exchange is less than the adjusted issue price of the existing 2011 notes, the Company will realize COD income. The amount of COD income realized must generally be included in gross income for U.S. federal income tax purposes. An exception to this rule is available if the debtor corporation is insolvent for U.S. federal income tax purposes (i.e. its liabilities exceed the fair market value of its assets), in which case the debtor corporation may elect to reduce certain tax attributes instead of including in gross income the amount of COD income. To the extent that the Company is not insolvent for U.S. federal income tax purposes, we expect that the amount of its net operating losses (“NOL”) and other tax attributes will offset the amount of its recognized COD income for regular U.S. federal income tax purposes. However, an alternative minimum tax (“AMT”) is imposed on a corporation’s alternative minimum taxable income at a 20% rate to the extent that such tax exceeds the corporation’s regular U.S. federal income tax. For purposes of computing taxable income for AMT purposes, certain tax deductions and other beneficial allowances are modified or eliminated. In particular, even though a corporation might be able to offset all of its taxable income for regular tax purposes by available NOL carryovers, only 90% of a corporation’s taxable income for AMT purposes may be offset by available NOL carryovers, and therefore we expect that the Company may incur an AMT liability with respect to COD income recognized on the Exchange.

SELECTED HISTORICAL FINANCIAL DATA

AND PRO FORMA FINANCIAL STATEMENTS

Selected Historical Financial Data

The following table presents our selected historical financial data. You should read carefully the financial statements included in this prospectus, including the notes to the financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected financial data in this section are not intended to replace the financial statements. We derived the statement of operations data for the years ended December 31, 2007, 2006 and 2005 and the balance sheet data as of December 31, 2007 and 2006 from our audited financial statements, which are included elsewhere in this prospectus. We derived the statement of operations data for the years ended December 31, 2004 and 2003 and the balance sheet data as of December 31, 2005, 2004 and 2003 from our audited financial statements which are not included herein. The consolidated statement of operations data for the nine months ended September 30, 2008 and 2007 and the consolidated balance sheet data as of September 30, 2008 and 2007 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus and in the opinion of the Company’s management, includes all adjustments necessary for a fair presentation of results for the interim periods. Historical results are not necessarily indicative of future results. See the notes to the financial statements for an explanation of the method used to determine the number of shares used in computing basic and diluted net loss per common share.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2008	2007	2007	2006(3)	2005	2004(4)	2003
	(in thousands, except per share data)
	(unaudited)
Statement of Operations Data:
Revenues:
Product sales	$60,156	$53,262	$78,458	$38,244	$20,458	$4,067	—
Co-promotion	—	—	—	6,890	2,954	—	—
Biopharmaceutical/other	282	1,418	1,511	1,018	197	2,546	7,009

Total revenues(1)	60,438	54,680	79,969	46,152	23,609	6,613	7,009
Costs of product sales and operating expenses	89,895	86,823	117,965	118,071	112,281	97,229	39,943

Loss from operations	(29,457)	(32,143)	(37,996)	(71,919)	(88,672)	(90,616)	(32,934)
Net other (expense) income	(23,457)	17,824	8,527	(6,379)	44	(2,863)	3,546

(Loss) income from continuing operations before income tax	(59,914)	(14,859)	(29,469)	(78,298)	(88,628)	(93,479)	(29,388)
Provision for income tax	(315)	(323)	(384)	(179)	—	—	—

Net (loss) income from continuing operations	(53,229)	(15,182)	(29,853)	(78,477)	(88,628)	(93,479)	(29,388)
Income (loss) from discontinued operations	—	—	—	—	35	208	(401)

Net (loss) income	$(53,229)	$(15,182)	$(29,853)	$(78,477)	$(88,593)	$(93,271)	$(29,789)

Net (loss) income per common share: basic(2)	$(3.86)	$(1.12)	$(2.19)	$(6.58)	$(9.26)	$(10.61)	$(9.06)

Net (loss) income per common share: diluted(2)	$(3.86)	$(1.12)	$(2.19)	$(6.58)	$(9.26)	$(10.61)	$(9.06)

Weighted average common shares outstanding: basic(2)	13,776	13,591	13,601	11,925	9,569	8,794	3,286

Weighted average common shares outstanding: diluted(2)	13,776	13,591	13,601	11,925	9,569	8,794	3,286

Balance Sheet Data:
Cash and cash equivalents, restricted cash, and long and short-term marketable securities	$28,976	$61,246	$52,466	$44,808	$80,044	$176,628	$28,665
Working capital	(11,376)	49,023	42,011	40,444	77,750	156,021	18,897
Total assets	234,659	282,427	274,184	279,407	241,095	340,560	40,516
Long-term liabilities	258,714	265,747	269,179	250,977	191,289	193,397	292
Shareholders’ (deficit) equity	(80,706)	(14,714)	(28,715)	(1,996)	28,101	114,400	29,940
Net book value per common share(2)	$(5.66)	$(1.06)	$(2.07)	$(0.15)	$2.91	$12.07	$7.61

(1)	Does not include revenue from discontinued operations related to our genomics business.
(2)	Adjusted to account for the effect of the 1-for-8 reverse stock split effectuated on November 15, 2006.
(3)	We acquired the ANTARA assets on August 18, 2006.
(4)	We completed a merger with Genesoft on February 6, 2004.

Unaudited Pro Forma Financial Statements

On September 10, 2008, the Company announced that it filed a registration statement with the Securities and Exchange Commission relating to a proposed exchange offer involving holders of its outstanding 3.50% Convertible Senior Notes due 2011 (“Exchange Offer”).

In the Exchange Offer, the Company is offering for each $1,000 principal amount of the Company’s 3.50% Convertible Senior Notes due 2011 ($225,700,000 aggregate principal amount currently outstanding), $400 principal amount of new 12.50% Convertible Guaranteed Senior Notes due 2011, and shares of our Common Stock having a value equal to $100, subject to certain conditions.

The Company applied guidance as set forth in Emerging Issues Task Force (“EITF”) Issue No. 02-4 “Determining Whether a Debtor’s Modification or Exchange of Debt Instruments in within the Scope of FASB Statement No. 15” and Statement of Financial Accounting Standards No. 15, “Accounting for Debtor and Creditors for Troubled Debt Restructurings” (“SFAS No. 15”), Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (“SFAS No. 133”), EITF Issue No. 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” and EITF No. 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”. The Exchange Offer is being accounted for as troubled debt restructuring in accordance with EITF No. 02-4 and SFAS No. 15. As a result, the carrying value of the new notes will be equal to the sum of all future cash flows on the notes, including interest payments. Accordingly, all future interest expense and debt issuance costs will be accrued upon the date of the Exchange Offer as a reduction to the gain on extinguishment of the existing 2011 notes and no future interest or amortization expense associated with the new notes will be recognized. The new notes contain other features which may be considered embedded derivatives which would require separate accounting. The Company will evaluate these features after the closing of the exchange offering.

To the extent that existing 2011 notes are not validly tendered or accepted in the Exchange Offer, the amount attributed to the new notes would decrease and the amount attributed to the existing 2011 notes would increase. For every $1 million of existing 2011 notes that are not tendered, the estimated gain on extinguishment reflected in the unaudited pro forma balance sheet would be reduced by approximately $332,000.

To facilitate the Exchange Offer, on November 5, 2008, the Company, along with its wholly-owned subsidiary, Guardian II Acquisition Corporation (“Guardian II”) amended the Revenue Interests Assignment Agreement (the “RIAA”) with Paul Royalty Fund Holdings II (“PRF”), an affiliate of Paul Capital Partners, the effectiveness of which is contingent upon, among other things, Guardian II entering into a security agreement granting a second priority lien to secure its guarantee of the new notes. The Company has applied the guidance of SFAS 15 and has reduced the gain on the Exchange Offer for the direct costs incurred as part of the Amendment. The costs of the amendment included in the gain on restructuring consist of $2,602,000 as the principal and interest on the $2,000,000 note, $270,000 to record the fair value of the 500,000 common shares issued and $37,000 to record the incremental fair value of the repricing of the 288,018 common share warrants held by PRF. The Amendment also contains other contingent payments that may be made to PRF in the future dependent upon the occurrence of certain events. These costs will be expensed at the time they become probable.

The following tables show summary unaudited pro forma combined financial information as if the Exchange Offer had been completed as of January 1, 2007 for statement of operations purposes and as of September 30, 2008 for balance sheet purposes. The unaudited pro forma combined financial information of the Company is based on estimates and assumptions which have been made solely for purposes of developing such pro forma information. The estimated pro forma adjustments arising from the Exchange Offer are derived from the preliminary accounting of the Exchange Offer. However, no pro forma adjustments have been presented for any embedded derivatives of the new 2011 notes. The final accounting for the Exchange Offer will not be completed until the final terms are known and independent valuations of any embedded derivatives are completed.

The pro forma data are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred if the Exchange Offer had been consummated as of January 1, 2007 for statements of operations purposes, or September 30, 2008, for balance sheet purposes, nor are the data necessarily indicative of future operating results or financial position. The unaudited pro forma combined financial statements and related notes thereto should be read in conjunction with the Company’s historical consolidated financial statements of and related notes thereto beginning on page F-1, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 110. See the section entitled “Where You Can Find More Information” on page i.

OSCIENT PHARMACEUTICALS CORPORATION

UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEETS

(in thousands, except per share data)

	Historical September 30, 2008 (A)	Pro Forma Adjustments		Pro Forma
	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$24,778	$(8,839)	(1)	$15,939
Notes receivable	—			—
Accounts receivable	8,447			8,447
Inventories, net	7,397			7,397
Prepaid expenses and other current assets	4,653	(318)		4,335

Total current assets	45,275	(9,157)		36,118
Property and Equipment, at cost:
Manufacturing and computer equipment	4,435			4,435
Equipment and furniture	654			654
Leasehold improvements	183			183

	5,272			5,272
Less—Accumulated depreciation	4,603			4,603

	669			669
Restricted cash	4,198			4,198
Other assets	4,454	(3,912)	(2)	542
Intangible assets, net	104,072			104,072
Goodwill	75,991			75,991

Total Assets	$234,659	$(13,069)		$221,590

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities:
Short-term obligations	$13,337	$—		$13,337
Accounts payable	12,612			12,612
Accrued expenses and other current liabilities	27,156	(3,699)	(1)	23,457
Current portion of accrued facilities impairment charge	3,182			3,182
Deferred revenue	364			364

Total current liabilities	56,651	(3,699)		52,952
Long-term liabilities:
Long-term obligations, net of current maturities	248,989	(67,521)	(2)	181,468
Noncurrent portion of accrued facilities impairment charge	5,269			5,269
Other long-term liabilities	4,456	(4)	(2)	4,452
Deferred revenue	—			—
Shareholders’ Deficit:
Common stock	1,425	2,307	(3)	3,732
Series B restricted common stock	—			—
Additional paid-in-capital	416,856	10,186	(3)	427,042
Accumulated deficit	(498,987)	45,662	(2)	(453,325)

Total shareholders’ deficit	(80,706)	58,155		(22,551)

Total Liabilities and Shareholders’ Deficit	$234,659	$(13,069)		$221,590

(A) As reported in the Company’s Form 10-Q as filed with the Securities and Exchange Commission.

OSCIENT PHARMACEUTICALS CORPORATION

UNAUDITED CONSOLIDATED PRO FORMA STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Historical for the year-ended December 31, 2007 (A)	Pro Forma Adjustments		Pro Forma
Revenues (net):
Product sales	$78,458	$—		$78,458
Co-promotion	—			—
Other	1,511			1,511

Total net revenues	79,969	—		79,969
Costs and expenses:
Cost of product sales	31,269			31,269
Research and development	5,845			5,845
Selling and marketing	66,278			66,278
General and administrative	14,573			14,573

Total costs and expenses	117,965	—		117,965

Loss from operations	(37,996)	—		(37,996)
Other income (expense):
Interest income	2,541			2,541
Interest expense	(28,206)	16,070	(4)	(12,136)
Gain on disposition of investment	231			231
Gain on exchange of convertible notes	30,824	(30,824)	(5)	—
Gain on derivative	3,023	(3,004)	(6)	19
Other income	114			114

Net other income (expense)	8,527	(17,758)		(9,231)

Loss from operations before income tax	(29,469)	(17,758)		(47,227)
Provision for income tax	(384)		(7)	(384)

Net loss	$(29,853)	$(17,758)		$(47,611)

Net loss per common share:
Basic and diluted	$(2.19)			$(1.41)

Weighted average common shares outstanding:
Basic and diluted	13,600,787	23,066,600	(3)	33,667,387

(A) As reported in the Company’s Form 10-K as filed with the Securities and Exchange Commission.

OSCIENT PHARMACEUTICALS CORPORATION

UNAUDITED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS

(in thousands, except per share data)

	Historical Nine-Months Ended September 30, 2008 (A)	Pro Forma Adjustments		Pro Forma
Revenues (net):
Product sales	$60,156	$—		$60,156
Other revenues	282			282

Total net revenues	60,438	—		60,438
Costs and expenses:
Costs of product sales	20,445			20,445
Research and development	2,544			2,544
Selling and Marketing	56,205			56,205
General and administrative	10,701			10,701

Total costs and expenses	89,895	—		89,895

Loss from operations	(29,457)	—		(29,457)
Other (expense) income:
Interest income	615			615
Interest expense	(24,648)	16,343	(4)	(8,305)
Gain on disposition of investment	412			412
Gain on exchange of convertible notes	—			—
Gain on derivative related to long term debt	151	(63)	(6)	88
Other income	13			13

Net other (expense) income	(23,457)	16,280		(7,177)

(Loss) income before income tax	(52,914)	16,280		(36,634)
Provision for income tax	(315)		(7)	(315)

Net (loss) income	$(53,229)	$16,280		$(36,949)

Net (loss) income per common share: basic	$(3.86)			$(1.00)

Net (loss) income per common share: diluted	$(3.86)			$(1.00)

Weighted average common shares outstanding: basic and diluted	13,776,278	23,066,600	(3)	36,842,878

(A) As reported in the Company’s Form 10-Q as filed with the Securities and Exchange Commission

OSCIENT PHARMACEUTICALS CORPORATION

NOTES TO UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

(1)	The $8,839,000 adjustment comprises the following two components:

As part of the Exchange Offer, holders of the existing 2011 notes will receive accrued and unpaid interest on any notes accepted in the Exchange Offer. The adjustment of $3,699,000 reflects the payment of all accrued and unpaid interest on the existing 2011 notes as of September 30, 2008.

An adjustment of $5,458,000 is made to reflect the payment of estimated fees and expenses of the transaction as if the transaction closed on September 30, 2008. These costs will be netted against the gain on extinguishment of debt recognized in connection with the Exchange Offer.

(2)	The Exchange Offer is being accounted for as a troubled debt restructuring in accordance with EITF No. 02-4 and SFAS No. 15. As a result, a gain has been recognized equal to the difference resulting from the elimination of the carrying value of the existing 2011 notes (including related unamortized debt issuance costs and embedded derivatives) and the recording of the carrying value of the new debt (which will be equal to the sum of all future cash flows on the notes, including interest payments) and related debt issuance costs and the common stock issued in the Exchange Offer. Such gain is calculated as follows:

Write-off of carrying value of existing 2011 notes	$188,780,000
Decreases to gain:
Value of equity issued in exchange	12,186,000
Carrying value of new 2011 notes	118,657,000
Write-off of unamortized deferred financing fees	3,912,000
Amendment of RIAA	2,909,000
Exchange transaction costs	5,458,000
Increases to gain:
Write-off of fair value of derivative	4,000

Gain on exchange	$45,662,000

The gain on exchange is not included as an adjustment to the consolidated pro forma statement of operations because it is not considered to have a continuing impact on the Company’s results.

No pro forma adjustments have been presented for any embedded derivatives of the new 2011 notes. The final accounting for the Exchange Offer, including any embedded derivatives, will not be completed until the final terms are known and independent valuations of any embedded derivatives are completed. The fair value of any embedded derivatives in the new 2011 notes will also offset the gain when the Company finalizes the accounting for the transaction.

(3)	Adjustment of $12,455,000 to record the fair value of 22,566,600 common shares issued in the exchange transaction, and of the 500,000 shares issued in the amendment of the RIAA and the incremental fair value of the 288,018 repriced common share warrants held by PRF as a result of the amendment the RIAA. No adjustments have been made to reflect common shares issued to settle fractional new notes as part of the exchange offer. The adjustment is calculated based on the closing price of the Company’s common stock as of November 13, 2008, of $0.54. The actual adjustment will be based on the closing price of the Company’s common stock used to determine the consideration in the exchange offer.

(4)	Adjustments of $16,343,000 and $16,070,000 to reduce interest expense associated with the existing 2011 notes for the nine-months ended September 30, 2008 and year ended December 31, 2007, respectively. In accordance with SFAS No. 15, the Company will not recognize any expense for the interest paid on the new 2011 notes.

(5)	Adjustment of $30,824,000 to eliminate the gain on the exchange of the 2011 notes which occurred in May 2007.

(6)	Adjustment of $63,000 and $3,004,000 to reduce the gain on the make-whole derivative associated with the existing 2011 notes for the nine-months ended September 30, 2008 and year-ended December 31, 2007 respectively. The Company did not include a pro forma adjustments for any embedded derivatives associated with the new 2011 notes.

(7)	No adjustments were made for income tax adjustments to account for the changes in pre-tax income as the Company recorded a valuation allowance recorded against all net operating losses.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our financial statements and their notes appearing elsewhere in this prospectus. The following discussion contains forward-looking statements, that involve risks and uncertainties. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed below and elsewhere in this prospectus, particularly under the heading “Risk Factors.”

Overview

Oscient Pharmaceuticals Corporation (“we”, “us”, the “Company” or “Oscient”) is a commercial-stage pharmaceutical company marketing Food and Drug Administration (FDA)-approved products in the United States. Our strategy is to grow the sales of our existing products and to gain access to new products via transactions, including acquisition, in-licensing and co-promotion. We have developed a commercial infrastructure, including a national sales force calling on targeted primary care physicians, cardiologists, endocrinologists and pulmonologists in the United States.

We currently market two products: ANTARA® (fenofibrate) capsules, a cardiovascular product, and FACTIVE® (gemifloxacin mesylate) tablets, a fluoroquinolone antibiotic. ANTARA is approved by the FDA to treat hypercholesterolemia (high blood cholesterol) and hypertriglyceridemia (high triglycerides) in combination with a healthy diet. We license the rights to ANTARA from Ethypharm S.A. of France (“Ethypharm”) and began promoting ANTARA in late August 2006. FACTIVE is indicated for the treatment of community-acquired pneumonia of mild to moderate severity (“CAP”) and acute bacterial exacerbations of chronic bronchitis (“AECB”). We license the rights to gemifloxacin, the active ingredient in FACTIVE tablets, from LG Life Sciences of the Republic of Korea (“LG Life Sciences”) and launched FACTIVE in the U.S. market in September 2004.

We have incurred significant operating losses in the past. As of September 30, 2008, we had an accumulated deficit of approximately $499 million. We expect to incur additional operating losses until we achieve a level of product sales sufficient to cover our operating and other expenses.

Exchange Offer

On October 21, 2008 we announced an offer to exchange all of our outstanding 3.50% Convertible Senior Notes due 2011 for 12.50% Convertible Guaranteed Secured Notes due 2011 and shares of our common stock. For a description of the exchange offer, refer to “Liquidity and Capital Resources”—“The Exchange Offer”.

Notice of Delisting

On October 3, 2008, we received a notification from The NASDAQ Listings Qualifications of The NASDAQ Stock Market LLC (“NASDAQ”) that, as of October 2, 2008, the Company’s market value of publicly held shares (“MVPHS”) had closed below the minimum $15 million threshold set forth in Marketplace Rule 4450(b)(3) for the previous thirty (30) consecutive business days, a requirement for continued listing. For NASDAQ purposes, MVPHS is the market value of the Company’s publicly held shares, which is calculated by subtracting all shares held by officers, directors or beneficial owners of 10% or more of an issuer’s common stock from the issuer’s total shares outstanding.

On October 23, 2008, we received notification from NASDAQ that given the current extraordinary market conditions, NASDAQ has suspended the enforcement of the rules requiring a MVPHS and a minimum $1 closing bid price, effective immediately (“Rule Suspension”). As a result of the Rule Suspension, all companies presently in the compliance process will remain at that same stage of the process; however, companies can regain compliance during the suspension period. NASDAQ will not take any action to delist any security for these concerns during the suspension period, which will remain in effect through Friday, January 16, 2009. These rules will be reinstated on Monday, January 19, 2009. Under the Rule Suspension, we will now have until April 7, 2009 to regain compliance by evidencing a minimum $15 million MVPHS for ten (10) consecutive business days. If we do not regain compliance with the MVPHS requirement by April 7, 2009, we will receive written notification of delisting from NASDAQ and at that time will be entitled to request a hearing before a NASDAQ Listing Qualifications Panel (“Panel”) to present our plan to regain compliance with the MVPHS requirement.

If our efforts to regain compliance are successful and the MVPHS exceeds $15 million for ten (10) consecutive business days before April 7, 2009, as a result of the Rule Suspension, we will regain compliance with respect to the MVPHS requirement. In the event we do not regain compliance, we may appeal the staff determination to the Panel. In the event that we fail to regain compliance and are unsuccessful in an appeal to the Panel, our securities will be delisted from The NASDAQ Global Market. In the event that our securities are delisted from The NASDAQ Global Market, we may not be able to meet the requirements necessary for our common stock (i) to transfer to, or list on, a U.S. national securities exchange, including The NASDAQ Capital Market or (ii) be approved for listing on a U.S. system of automated dissemination of quotations. If such event in (i) or (ii) above occurred, holders of our existing 3.50% Convertible Senior Notes due 2011 have, and holders of any new notes issued in the proposed Exchange Offer will have, the right to require us to repurchase for cash the outstanding principal amount of the existing 3.50% Convertible Senior Notes due 2011 and any new notes issued in the proposed Exchange Offer, as applicable, plus accrued and unpaid interest through such date. There is currently approximately $225.7 million principal amount of existing 3.50% Convertible Senior Notes due 2011. We may not have sufficient cash or be able to raise sufficient additional capital to repay the existing 3.50% Convertible Senior Notes due 2011 or any new notes issued in the proposed Exchange Offer, as applicable, if requested to be repurchased by the holders.

ANTARA

ANTARA is a once-daily formulation of fenofibrate approved for use in combination with a diet restricted in saturated fat and cholesterol to reduce elevated LDL-C (“bad” cholesterol), triglyceride and apolipoprotein B (free floating fats in the blood) levels and to increase HDL-C (“good” cholesterol) in adult patients with high cholesterol or an abnormal concentration of lipids in the blood. Following oral administration, fenofibrate is rapidly hydrolyzed to its active metabolite, fenofibric acid. Fenofibrate products work primarily to lower triglycerides and increase HDL-C, which makes the drug an attractive alternative for those patients whose LDL-C is well controlled. ANTARA received FDA approval in November 2004. We began marketing ANTARA in 43 mg and 130 mg doses in August 2006.

On August 18, 2006, we acquired rights to ANTARA in the United States from Reliant Pharmaceuticals Inc. (Reliant) for $78.0 million plus approximately $4.3 million for ANTARA inventory, excluding estimated transaction costs. Under the terms of our acquisition of ANTARA, we assumed certain of Reliant’s liabilities related to ANTARA, including obligations to make certain royalty and milestone payments on sales of ANTARA. Under the terms of one of the licenses we assumed related to ANTARA, we are obligated to make certain royalty payments on sales of ANTARA, which royalty payments are subject to a low single digit increase in the event of a change in control of the Company. The license also limits our ability to co-promote ANTARA with companies other than contract sales organizations or similar companies. Under the terms of our acquisition of ANTARA we were also assigned rights to an exclusive license from Ethypharm S.A. (“Ethypharm”). Pursuant to the Ethypharm license, in order to maintain the exclusivity of our rights, we must achieve minimum annual sales in the United States until February 2012 or alternatively Ethypharm may elect to convert our exclusive license to a non-exclusive; however we would then have the option to compensate Ethypharm for any shortfall to maintain the exclusive license. As of September 30, 2008, we have recorded approximately $605,000 related to the potential minimum royalty obligation to Ethypharm. During the term of the agreement with Ethypharm, we are obligated to pay a royalty on net sales of ANTARA in the U.S., including a royalty on other fenofibrate monotherapy products in formulations and dosage forms that may be substantially similar or identical to

ANTARA developed by us. The license term expires in February 2020 and, absent notice of termination by either party, automatically renews for consecutive periods of two (2) years each. Under the terms of the agreement, at our option, Ethypharm is obligated to either manufacture and deliver to us finished fenofibrate product or deliver active pharmaceutical ingredient (API) to us for encapsulation and packaging. Ethypharm also has a right of first refusal on any divestiture of the ANTARA rights by us. Additional Oscient obligations under the Ethypharm agreement include funding a portion of the API safety stock that Ethypharm is required to maintain.

Pursuant to the terms of our acquisition of ANTARA from Reliant, we also acquired the New Drug Application (“NDA”), and the Investigational New Drug application (“IND”), covering the ANTARA products in the United States, clinical data, inventory, the ANTARA® trademark in the United States and certain related contracts and licenses covering intellectual property rights related to the ANTARA products. We also assumed certain of Reliant’s liabilities relating to the ANTARA products.

We are not required to pay Reliant a royalty on the sale of the ANTARA products; however, we are required to pay a low single-digit royalty to Reliant for a specified time period on net sales of any line extensions and improvements to the ANTARA products that we develop, which include any product containing fenofibrate as its API. We currently do not pay royalties to Reliant. We also agreed that we would not, at any time prior to August 2016, develop or sell any product in the United States that is a combination of fenofibrate and an omega-3 compound without the prior written consent of Reliant. On December 19, 2007, Reliant was acquired by GlaxoSmithKline.

ANTARA capsules are covered by a U.S. patent relating to formulations containing fenofibrate and methods of preparing the same that extends through August 2020. In addition, Ethypharm has filed additional patent applications which relate to the formulation and we were assigned a patent application which was filed by Reliant relating to methods of treatment. If issued, we believe these patents may provide ANTARA additional patent protection.

FACTIVE

Overview

FACTIVE was approved by the FDA in 2003 for the treatment of community-acquired pneumonia of mild to moderate severity (“CAP”), and acute bacterial exacerbations of chronic bronchitis (“AECB”).

We license from LG Life Sciences of the Republic of Korea (“LG Life Sciences”) the right to develop and commercialize FACTIVE (gemifloxacin) tablets, a novel fluoroquinolone antibiotic, in North America, France, Germany, the United Kingdom, Luxembourg, Ireland, Italy, Spain, Portugal, Belgium, the Netherlands, Austria, Greece, Sweden, Denmark, Finland, Norway, Iceland, Switzerland, Andorra, Monaco, San Marino, Vatican City, Poland, Czech Republic, Slovakia, Slovenia, Hungary, Estonia, Latvia, Lithuania, Liechtenstein, Malta, Cyprus, Romania, Bulgaria, Croatia, Serbia and Montenegro, Bosnia and Herzegovina, Albania and the Former Yugoslav Republic of Macedonia. The term of the agreement with respect to each country extends at least through the life of the patents covering gemifloxacin in such country.

In the United States, the last of the issued patents for composition of matter expires in 2018. The patent term could extend further in countries outside of the U.S. depending upon several factors, including whether we obtain patent extensions and the timing of our commercial sale of the product in a particular country. On May 30, 2008, we received notice of a Paragraph IV certification from Orchid Healthcare, a Division of Orchid Chemicals & Pharmaceuticals Ltd. (“Orchid”) notifying us of the filing of an Abbreviated New Drug Application (“ANDA”) with the FDA to market a generic version of FACTIVE in the U.S. As part of its ANDA filing Orchid submitted a Paragraph IV certification alleging that eight of the nine FDA Orange Book listed patents relating to FACTIVE are invalid and/or will not be infringed by Orchid’s manufacture, importation, use, or sale of the generic version of the product. Orchid has not, however, included a Paragraph IV certification with respect to U.S. Patent No. 5,633,262, which is also listed in the Orange Book and expires in June 2015. Accordingly the FDA cannot finally approve Orchid’s ANDA until the expiry of U.S. Patent No. 5,633,262 in June 2015. We have not commenced a lawsuit against Orchid relating to these eight patents and are continuing to evaluate whether to commence litigation in response to Orchid’s Paragraph IV certification. In the event Orchid elects to amend its ANDA to include a Paragraph IV certification with respect to the ninth patent, U.S. Patent No. 5,633,262, we believe that we will be entitled to an automatic thirty-month stay of FDA approval of the ANDA if either we and/or LG Life Sciences initiate a timely patent infringement lawsuit against Orchid at that time.

Under the terms of the agreement, LG Life Sciences has agreed to supply and we are obligated to purchase from LG Life Sciences all of our anticipated commercial requirements for the FACTIVE API. LG Life Sciences currently supplies the FACTIVE API from its manufacturing facility in South Korea.

The agreement with LG Life Sciences also requires that we achieve a minimum gross sales level of $30 million from our licensed territories over a 12-month period of time starting in approximately the third quarter of 2007 to the third quarter of 2008 which, if not met, LG Life Sciences could elect to terminate the agreement and have the technology be returned to LG Life Sciences. Based on data available at the time of this filing, including unaudited data from our logistics provider and sublicensees, we believe that we have achieved the minimum gross sales threshold level. LG Life Sciences plans to begin an audit of this data in the fourth quarter of 2008. Under this agreement, we are responsible, at our expense and through consultation with LG Life Sciences, for the clinical and commercial development of gemifloxacin in the countries covered by the license, including conducting clinical trials, filing drug approval applications with the FDA and other applicable regulatory authorities and marketing, distributing and selling of gemifloxacin in our territory.

We are obligated to pay a royalty on sales of FACTIVE in North America and the territories covered by the license in Europe. These royalty obligations expire with respect to each country covered by the agreement on the later of (i) the expiration of the patents covering FACTIVE in such country or (ii) the expiration of data exclusivity in Mexico, Canada or the European Union respectively, or 2014 in the U.S. We are also obligated to make aggregate milestone payments of up to $40 million to LG Life Sciences (including milestone payments required by the amendments described below) upon achievement of additional regulatory approvals and sales thresholds.

On March 31, 2005, we amended our license and option agreement with LG Life Sciences which included a payment and additional milestones as well as a reduction of future royalties payable to LG Life Sciences at certain FACTIVE revenue levels in territories covered by the agreement. We further amended our agreement with LG Life Sciences on February 3, 2006, pursuant to which LG Life Sciences agreed to a reduction of future royalties payable for sales of FACTIVE tablets in Mexico and Canada and the termination of LG Life Sciences’ co-promotion rights in these countries. The modified agreement also calls for additional milestone payments to be made to LG Life Sciences upon consummation of sublicense agreements in Mexico and Canada (which payments were made to LG Life Science in February 2006 and August 2006, respectively) as well as upon receipt of regulatory approval of FACTIVE in each of such countries. Additionally, on December 27, 2006, we amended our agreement with LG Life Sciences to reduce future royalties payable to LG Life Sciences for sales of FACTIVE tablets in Europe and to provide for a reduction in the supply price for the API for FACTIVE for product to be sold in Europe. In lieu of milestone payments previously agreed to by the parties, this amendment also requires us to pay LG Life Sciences a portion of any milestone or license fee payments we receive from our European partner.

Commercialization and Development

With respect to additional development initiatives, we completed a clinical trial designed to demonstrate that a five-day course of FACTIVE for the treatment of mild to moderate CAP is as effective as the previously approved seven-day course of treatment. On September 21, 2006, we received an approvable letter from the FDA for the supplemental New Drug Application (“sNDA”) seeking approval for the five-day treatment of CAP with FACTIVE tablets. In accordance with the letter, we provided clarification and additional interpretation regarding certain data included in the application to assist the FDA in its evaluation. On May 1, 2007, the FDA approved FACTIVE for the five-day treatment of CAP.

As part of the FACTIVE development program, several studies relating to acute bacterial sinusitis (“ABS”) were completed, and, in November 2005, we filed an sNDA for ABS. In September 2006, the FDA’s Anti-Infective Drugs Advisory Committee voted not to recommend approval of this sNDA. In November 2006, we voluntarily withdrew our sNDA seeking approval of the ABS indication.

On February 6, 2006, we entered into a Sublicensing and Distribution Agreement with Pfizer, S.A. de C.V. (“Pfizer Mexico”), pursuant to which we sublicensed our rights to sell FACTIVE tablets in Mexico to Pfizer Mexico. In exchange for those rights, Pfizer Mexico has paid us an up-front payment and has agreed to pay us milestone payments upon obtaining certain regulatory approvals and sales goals as well as royalties on future sales. The up-front payment has been recognized as revenue over the term of our continuing obligations under the agreement. These royalty rates are subject to reduction upon expiration of certain patents in Mexico for FACTIVE or if a generic form of gemifloxacin has a material impact on Pfizer Mexico’s sales volumes in Mexico. Pfizer Mexico is obligated to exclusively purchase from us, and we must exclusively supply, all API for FACTIVE. The agreement with Pfizer Mexico may be terminated by either party upon the occurrence of certain termination events, including Pfizer Mexico’s right to terminate at any time after August 2007, the first anniversary of launch of FACTIVE tablets in Mexico upon six months prior written notice. Upon termination, Pfizer Mexico is obligated to assign any and all rights to regulatory approvals in Mexico to us or our designee. Pfizer Mexico is currently marketing FACTIVE-5 in Mexico for the treatment of CAP, AECB and ABS.

On August 9, 2006, we granted the commercialization rights to FACTIVE tablets in Canada to Abbott Laboratories, Ltd. (Abbott Canada), the Canadian affiliate of Abbott. In exchange for those rights, Abbott Canada agreed to a transfer price on product purchases and to make certain payments to us upon achievement of certain regulatory and sales milestones. FACTIVE is currently approved in Canada for the five-day treatment of AECB. We subsequently amended the agreement on January 31, 2008 whereby Abbott Canada’s development and commercialization obligations were substantially reduced. In accordance with the terms of the amendment, Abbott Canada will continue to maintain FACTIVE tablets in its current product price list and it will continue to pay us a transfer price on FACTIVE tablets purchased. Abbott Canada is not required to pursue the CAP and ABS indications. Additionally, the amendment provides that we can terminate the agreement at any time with prior notice to Abbott Canada and Abbott Canada can terminate with prior notice to us after November 30, 2008.

We entered into a License, Supply and Marketing Agreement with Menarini International Operation Luxembourg S.A. (“Menarini”), a wholly-owned subsidiary of Menarini Industrie Farmaceutiche Riunite S.r.l. dated December 28, 2006, whereby we sublicensed our rights to sell FACTIVE tablets in the European Union to Menarini. Under the terms of our agreement with Menarini, Menarini is responsible for obtaining regulatory approval for FACTIVE in the European Union. We have agreed to reimburse Menarini for expenses associated with such regulatory development up to an agreed limit. Menarini has paid us an up-front payment and agreed to pay us milestone payments upon obtaining certain regulatory and reimbursement approvals and upon achieving certain annual net sales goals, which could total up to $23 million if all the milestones are achieved. Menarini will pay us a transfer price on purchases of the API for FACTIVE, which is determined based on a percentage of quarterly sales of FACTIVE by Menarini in Europe. Menarini is also obligated to exclusively purchase from us, and we must exclusively supply, all API for FACTIVE to be sold in Europe for the earlier of (i) the expiration of the life of certain patents covering the product or (ii) expiration of data exclusivity. Our agreement with Menarini may be terminated by either party upon the occurrence of certain termination events, including Menarini’s right to terminate if the European regulatory authorities do not recommend approval of FACTIVE at various stages of the approval process with a package insert, or label, that meets certain requirements as to the safety, dosing and indications for which FACTIVE may be prescribed. Menarini may also terminate the agreement if it does not receive approval for reimbursement from European Union member countries that is above a certain minimum price per tablet. Upon termination, Menarini is obligated to assign any and all rights to regulatory approvals in the European Union to us or our designee. In the first quarter of 2008, Menarini submitted a regulatory filing seeking approval of FACTIVE in Europe for the treatment of community-acquired pneumonia and acute bacterial exacerbations of chronic bronchitis.

On July 7, 2008, we received notice from the FDA directing that the prescribing information for all fluoroquinolone products, including FACTIVE, be revised to include a Boxed Warning relating to the risk of tendonitis and tendon rupture associated with the use of fluoroquinolone products. Warnings regarding the risk of tendon related adverse events were already included in the prescribing information, as part of a class labeling, for all fluoroquinolones. The FDA has cautioned that such risk is increased in patients over the age of 60 and in those on concomitant corticosteroid therapy, as well as kidney, heart and lung transplant recipients. The FDA has also required that all manufacturers of fluoroquinolones submit a Medication Guide. We have finalized the changes to the package insert and Medication Guide as required by FDA to ensure patient safety and improve physician understanding of the risk-benefit profile for fluoroquinolone products, including FACTIVE. We have also submitted a proposed Risk Evaluation and Mitigation Strategy (“REMS”) as required by FDA of all sponsors of fluoroquinolone products to ensure patients’ safe and effective use of such products.

Research and Development Programs

FACTIVE

As a condition to the approval to sell FACTIVE tablets, the FDA required, as a post-marketing study commitment, that we conduct a prospective, randomized study examining the activity of FACTIVE tablets (5,000 patients) versus an active comparator (2,500 patients) in patients with AECB and CAP. This study included patients of different ethnicities to gain safety information in populations not substantially represented in the existing clinical trial program. This Phase IV trial was initiated in the fall of 2004 and was completed in February 2007. The final report of the utilization study was submitted to the FDA in March of 2008. In the future, we need only to provide the FDA with annual reports containing safety information.

Additionally, in April 2005, we completed a Phase III trial examining the potential use of FACTIVE tablets for the five-day treatment of mild to moderate CAP. Based on the results of this study, in November 2005 we submitted an sNDA to the FDA for approval to promote the five-day treatment of FACTIVE tablets for this indication. On September 21, 2006, we received an approvable letter from the FDA for the sNDA seeking approval for the five-day treatment of CAP with FACTIVE tablets. In accordance with the letter, we provided clarification and additional interpretation regarding certain data included in the application to assist the FDA in its evaluation. On May 1, 2007, the FDA approved FACTIVE for the five-day treatment of CAP.

Ramoplanin

We have a novel, late-stage investigational antibiotic candidate, Ramoplanin, for the treatment of Clostridium difficile-associated disease, or CDAD. In October 2001, we in-licensed Ramoplanin from Vicuron Pharmaceuticals Inc. (“Vicuron”), a wholly-owned subsidiary of Pfizer Inc., and on February 3, 2006, acquired worldwide rights from Vicuron, assuming full rights to the manufacturing, development and commercialization of Ramoplanin.

In December 2005, we agreed with the FDA to a Special Protocol Assessment (“SPA”) regarding the specific components of a Phase III program that, if completed successfully, would support regulatory approval for the indication. With the acquisition of ANTARA, we have made the strategic decision to concentrate our financial resources on building revenues for our products promoted to community-based physicians in the United States and are currently seeking to out-license, co-develop or sell our rights to Ramoplanin to a partner. Because the Special Protocol Assessment was agreed to by the FDA in 2005, we cannot guarantee that the FDA will continue to regard it as binding on the agency if and when we or a prospective partner re-initiates the Ramoplanin clinical development process.

Critical Accounting Policies & Estimates

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout “Management’s Discussion and Analysis of Financial Condition and Results of Operations” where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 2 in the Notes to the Consolidated Financial Statements for the year ended December 31, 2007 which are included in our Annual Report on Form 10-K. Our preparation of our financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of our consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our critical accounting policies include the following:

Revenue Recognition

Our principal source of revenue is the sale of ANTARA capsules and FACTIVE tablets. ANTARA revenue results are anticipated to be non-seasonal, although the wholesaler buying patterns tend to increase toward the end of the fiscal year. We expect demand for FACTIVE to be highest from December to March as the incidence of respiratory tract infections, including CAP and AECB, tends to increase during the winter months. In addition, fluctuations in the severity of the annual respiratory tract infection season may cause our product sales to vary from year to year. Due to these seasonal fluctuations in demand for FACTIVE, our results in any particular quarter may not be indicative of the results for any other quarter or for the entire year.

Product Sales

We follow the provisions of Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition (a replacement of SAB 101)” (SAB No. 104) and recognize revenue from product sales upon delivery of product to wholesalers, when persuasive evidence of an arrangement exists, the fee is fixed or determinable, title to product and associated risk of loss has passed to the wholesaler and collectability of the related receivable is reasonably assured. All revenues from product sales are recorded net of applicable allowances for sales returns, rebates, special promotional programs, and discounts. For arrangements where the risk of loss has not passed to wholesalers or pharmacies, we defer the recognition of revenue by recording deferred revenue until such time that risk of loss has passed. The cost of ANTARA and FACTIVE associated with amounts recorded as deferred revenue is recorded in inventory until such time as risk of loss has passed.

Other Revenues

Other revenues primarily consist of sublicensing revenues related to FACTIVE. We recognize revenue in accordance with SAB No. 104 and Emerging Issues Task Force (EITF) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF No. 00-21). In accordance with EITF No. 00-21, the up-front license payments related to the various sublicense agreements will be recognized as revenue over the term of our continuing obligations under the arrangements which range from eighteen months to thirty-three months. Substantive milestones achieved are recognized as revenue when earned and when payment is reasonably assured, if we have completed our remaining obligations under the arrangement. If we have further obligations, milestone payments are recognized as revenue if we have sufficient evidence of fair value for our remaining obligations otherwise the milestone payment is recognized as revenue over the remaining performance period. Incremental direct costs associated with sublicense agreements are expensed in the period in which the expense is incurred.

Sales Rebates, Discounts and Incentives

In the U.S., we sell ANTARA and FACTIVE to pharmaceutical wholesalers for further distribution through pharmacies to the ultimate consumers of the product. When we deliver our product, we reduce the amount of gross revenue recognized from such product sales based primarily on estimates of four categories of discounts and allowances that suggest that all or part of the revenue should not be recognized at the time of the delivery—product returns, cash discounts, rebates, and special promotional programs.

Product Returns

Factors that are considered in our estimate of future ANTARA and FACTIVE product returns include an analysis of the amount of product in the wholesaler and pharmacy channel, review of consumer consumption data as reported by external information management companies, actual and historical return rates for expired lots, the remaining time to expiration of our product, and our forecast of future sales of our product. Consistent with industry practice, we offer contractual return rights that allow our customers to return product within six months prior to, and twelve months subsequent to, the expiration date of our product. ANTARA capsules and FACTIVE tablets each have a 36-month expiration period from the date of manufacturing. As of September 30, 2008 and December 31, 2007, our product return reserve was approximately $4,040,000 and $3,169,000, respectively. This reserve is evaluated on a quarterly basis, assessing each of the factors described above, and adjusted accordingly. Based on the factors noted above, we believe our estimate of product returns is reasonable, and changes, if any, from this estimate would not have a material impact to our financial statements.

Cash Discounts

Our standard invoice includes a contractual cash 2% discount, net 30 days terms. Based on historical experience, we estimate that most of our customers deduct a 2% discount from their balance. The cash discount reserve is presented as an allowance against trade receivables in the consolidated balance sheets. As of September 30, 2008 and December 31, 2007, the balance of the cash discounts reserve was approximately $150,000 and $343,000, respectively.

Rebates

The liability for commercial managed care rebates is calculated based on historical and current rebate redemption and utilization rates with respect to each commercial contract. The liability for Medicaid rebates is calculated based on historical and current rebate redemption and utilization rates contractually submitted by each state. As of September 30, 2008 and December 31, 2007, the balance of the accrual for managed care and Medicaid rebates for ANTARA and FACTIVE in total was approximately $4,908,000 and $4,263,000, respectively. This reserve is evaluated on a quarterly basis, assessing each of the factors described above and adjusted accordingly. Considering the estimates made by us, as well as estimates reflected in third party utilization reports that are used in evaluating the required liability balance, we believe our estimates are reasonable.

Special Promotional Programs

From time to time, we offer certain promotional incentives to our customers for both ANTARA and FACTIVE and will continue this practice in the future. Such programs include: sample cards to retail consumers, certain product incentives to pharmacy customers, and other sales stocking allowances. We account for these programs in accordance with EITF No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer” (EITF No. 01-09). Examples of programs utilized to date are as follows:

Voucher Rebate Programs for ANTARA

Since acquiring ANTARA in August 2006, we have initiated four voucher rebate programs for ANTARA whereby we offered a point-of-sale rebate to retail consumers. The liabilities we recorded for the current voucher rebate programs were estimated based upon the actual redemption rates on our similar completed programs. This reserve is evaluated on a quarterly basis, assessing each of the factors described above and adjusted accordingly. The first program expired on December 31, 2006, the second program expired on September 30, 2007, the third program expires on February 28, 2009 and the fourth program expires on March 31, 2010. As of September 30, 2008 and December 31, 2007, the balance of the liabilities for these voucher programs totaled approximately $845,000 and $491,000, respectively.

Voucher Rebate Programs for FACTIVE

We periodically initiate voucher rebate programs for FACTIVE whereby we offer point-of-sale rebates to retail consumers. The liabilities we record for these voucher rebate programs are estimated based upon the historical rebate redemption rates for similar completed programs. This reserve is evaluated on a quarterly basis, assessing each of the factors described above and adjusted accordingly. In October 2007, we initiated a voucher rebate program whereby we offered a point-of-sale rebate to retail customers. This program ended April 30, 2008. In April 2008 and July 2008, we initiated additional voucher rebate programs whereby we offered a point-of-sale rebate to retail consumers. These programs expire on October 15, 2008 and April 30, 2009, respectively. As of September 30, 2008 and December 31, 2007, the balance of the liabilities for these voucher programs totaled approximately $1,038,000 and $1,396,000, respectively.

Long-Lived Assets

We follow the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144). Under SFAS No. 144, long-lived assets and identifiable intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If indicators of impairment exist, recoverability of assets to be held and used is assessed by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. Recoverability measurement and estimating the undiscounted cash flows are each done at the lowest possible level for which there are identifiable assets. If the aggregate undiscounted cash flows are less than the carrying value of the asset, then the resulting impairment charge to be recorded is calculated based on the amount by which the carrying amount of the asset exceeds its fair value. Any write-downs are recorded as permanent reductions in the carrying amount of the asset.

During 2007, events and circumstances, primarily a reduction in projected long-term cash flows, indicated that the FACTIVE intangible asset could become impaired. However, at December 31, 2007, our estimate of undiscounted cash flows indicated that such carrying amounts were expected to be recovered and therefore the assets are not impaired. We reviewed our cash flow projections as of September 30, 2008, which indicated that the carrying amounts are expected to be recovered and therefore the intangible assets of FACTIVE are not impaired. Nonetheless, it is reasonably possible that the estimate of undiscounted cash flows may change in the near-term resulting in the need to write-down the intangible asset associated with FACTIVE to fair value. Our estimate of undiscounted cash flows is based upon several significant assumptions including, but not limited to, estimated domestic sales growth, the ability to significantly penetrate international markets and the ability to satisfy our minimum requirements under the agreement with the licensor, LG Life Science.

We also follow the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” (SFAS No. 142). Under SFAS No. 142, goodwill and purchased intangible assets with indefinite lives are not amortized but are reviewed periodically for impairment. We perform an annual evaluation of goodwill at the end of each fiscal year to test for impairment or more frequently if events or circumstances indicate that goodwill may be impaired. Because we have a single operating segment, which is our sole reporting unit, we perform this test by comparing the fair value of the entity as measured by the quoted market price of our common stock with our book value, including goodwill, which at present is a deficit. If the fair value exceeds the book value, goodwill is not impaired. If the book value exceeds the fair value, then we would calculate the potential impairment loss by comparing the implied fair value of goodwill with the book value. If the implied fair value of goodwill is less than the book value, then an impairment charge would be recorded.

As of September 30, 2008, we do not believe that any of our long-lived assets, goodwill, and other intangible assets are impaired.

Stock-Based Compensation

Effective January 1, 2006, we adopted SFAS No. 123 (Revised 2004), “Share-Based Payment” (SFAS No. 123R) using the modified prospective transition method. SFAS No. 123R requires all share-based payments, including grants of stock options, to be recognized in the income statement as an operating expense, based on their fair values. Such amounts have been reduced by our estimate of forfeitures on all unvested awards. Stock-based compensation expense primarily relates to stock options, restricted stock, and stock issued under our employee stock purchase plan (“ESPP”).

The fair value of each stock option award is estimated on the grant date using the Black-Scholes-Merton option-pricing model based on the assumptions of volatility, risk-free interest rates, expected life of the option, and dividends (if any). The expected life of the stock options granted was estimated based on the historical exercise patterns over the option lives while considering employee exercise strategy and cancellation behavior. The expected life of options used for the nine-month period ended September 30, 2008 ranged from 5.59 to 5.84 years. The expected volatility is determined based on historical volatility data of our common stock from the period of time beginning with our merger with Genesoft in February 2004 and other factors through the month of grant. Our expected volatility for the nine-month period ended September 30, 2008 was between 60.86% and 65.48%. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant commensurate with the expected life assumption. Our risk-free interest rate for the nine-month period ended September 30, 2008 was between 2.71% and 3.61%. We have not paid and do not expect to pay any dividends; as a result, our dividend yield is assumed to be 0%.

Our policy is to recognize compensation cost for awards with service conditions and graded vesting using the straight-line method. Additionally, our policy is to issue authorized but previously unissued shares to satisfy share option exercises, the issuance of restricted stock and stock issued under the ESPP. The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. In addition, the requisite service period is generally equal to the vesting term. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered option. We have applied an annual forfeiture rate of 21.39% to all unvested options as of September 30, 2008. This analysis is re-evaluated annually and the forfeiture rate will be adjusted as necessary. Ultimately, the actual expense recognized over the vesting period will only be for those shares that vest.

Stock compensation expense recorded in the nine-month periods ended September 30, 2008 and 2007 was $1,044,000 and $2,043,000 respectively. The compensation expense under SFAS No. 123R is recorded in cost of product sales, research and development expense, selling and marketing expense, and general and administrative expense based on the specific allocation of employees receiving the equity awards.

As of September 30, 2008, we estimate there is approximately $2,470,000 of total unrecognized compensation cost related to unvested share based awards. These costs are expected to be recognized over a weighted average remaining requisite service period of 1.43 years. We expect approximately 838,000 in unvested options to vest at some point in the future. The value of options expected to vest is calculated by applying an estimated forfeiture rate to the unvested options.

Recent Accounting Pronouncements

Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133

In March 2008, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (SFAS No. 161). SFAS No. 161 requires entities to provide greater transparency about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 “Accounting for Derivatives and Hedging Activities” and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We are currently in the process of studying the impact of this standard on our financial accounting and reporting.

Business Combinations

In December 2007, the FASB issued Statement No. 141R, “Business Combinations” (SFAS No. 141R). SFAS No. 141R improves consistency and comparability of information about the nature and effect of a business combination by establishing principles and requirements for how an acquirer (a) recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R applies prospectively to all business combination transactions for which the acquisition date is on or after January 1, 2009. The impact of our adoption of SFAS No. 141R will depend upon the nature and terms of business combinations, if any, that we consummate on or after January 1, 2009.

Accounting for Collaborative Arrangements

In November 2007, EITF issued EITF Issue No. 07-01 “Accounting for Collaborative Arrangements” (EITF No. 07-01). EITF No. 07-01 requires collaborators to present the results of activities for which they act as the principal on a gross basis and report any payments received from (made to) other collaborators based on other applicable generally accepted accounting principles (GAAP) or, in the absence of other applicable GAAP, based on analogy to authoritative accounting literature or a reasonable, rational, and consistently applied accounting policy election. Further, EITF No. 07-01 clarified that the determination of whether transactions within a collaborative arrangement are part of a vendor-customer (or analogous) relationship subject to Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer”. EITF No. 07-01 is effective for fiscal years beginning after December 15, 2008. We have not yet completed our evaluation of EIFT No. 07-01, but do not currently believe that it will have a material impact on our results of operations, financial position or cash flows.

Accounting for Convertible Debt Instruments that may be Settled Upon Conversion

In May 2008, the FASB issued Staff Position No. APB 14-1 “Accounting for Convertible Debt Instruments that may be Settled in Cash Upon Conversion” (FSP APB14-1). FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability and equity components of the instrument in a manner that reflects the issuer’s nonconvertible debt borrowing rate. Further, FSP ABP 14-1 clarifies the appropriate economics of the conversion options as borrowing costs and their potential dilutive effects in earnings per share. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008. We have not yet completed our evaluation of FSP APB 14-1, but we do not currently believe that it will have a material impact on our results of operations, financial position or cash flows.

Results of operations

Three-Month Period Ended September 30, 2008 and September 30, 2007

Revenues

Total revenues increased 40% to approximately $21,787,000 for the three-month period ended September 30, 2008 from approximately $15,568,000 for the three-month period ended September 30, 2007.

Product sales increased 40% to approximately $21,695,000 for the three-month period ended September 30, 2008 from approximately $15,457,000 for the three-month period ended September 30, 2007 due to higher volume of ANTARA shipments during the quarter of approximately $5,297,000 and by a slight increase in shipments of FACTIVE of approximately $941,000 due to the retail stocking program that was initiated in July 2008, and concluded during the third quarter.

Other revenues decreased 17% to approximately $92,000 for the three-month period ended September 30, 2008 from approximately $111,000 for the three-month period ended September 30, 2007. In the three-month periods ended September 30, 2007 and 2008, other revenue was comprised of amortization of upfront license fees previously received from each of Pfizer Mexico and Menarini, respectively. The Company does not believe that other revenues will be a significant contributor to revenues in the future.

Costs and Expenses

Total costs and expenses decreased 5% to approximately $28,899,000 for the three-month period ended September 30, 2008 from approximately $30,404,000 for the three-month period ended September 30, 2007.

Cost of product sales decreased 11% to approximately $7,082,000 for the three-month period ended September 30, 2008 from approximately $7,929,000 for the three-month period ended September 30, 2007 primarily resulting from a write-down of obsolete inventory in the third quarter of 2007. Our overall gross product margin at September 30, 2008 and 2007, including amortization of intangible assets was 68% and 49%, respectively. The increase in margin is the result of an increase in shipment of ANTARA capsules which have a higher gross margin than FACTIVE. Included in the cost of product sales is approximately $1,192,000 of amortization of intangibles assets associated with FACTIVE for each of the three-month periods ended September 30, 2008 and 2007, respectively, as well as approximately $1,085,000 of amortization of intangible assets associated with ANTARA for each of the three-month periods ended September 30, 2008 and 2007, respectively.

Research and development expenses decreased 54% to approximately $680,000 for the three-month period ended September 30, 2008 from approximately $1,476,000 for the three-month period ended September 30, 2007. Research and development expenses primarily consist of salaries and related expenses for regulatory personnel. Other research and development expenses include fees paid to consultants and outside service providers. The decrease is primarily due to higher direct project costs in the three-months ended September 30, 2007 pertaining to FACTIVE development costs in association with our License, Supply, and Marketing Agreement with Menarini. As of September 30, 2008, there were no ongoing clinical trials and we do not believe there will be significant costs associated with clinical trials in the immediate future.

Selling and marketing expenses increased 4% to approximately $18,263,000 for the three-month period ended September 30, 2008 from approximately $17,632,000 for the three-month period ended September 30, 2007. This increase is a result of increased costs relating to publication and physician meetings as they relate to the promotion of ANTARA and FACTIVE of approximately $835,000, increased costs associated with travel and meeting expenses of approximately $462,000 associated with marketing and promoting ANTARA and FACTIVE as well as regional and national sales and training programs, higher payroll related expenses of approximately $119,000 due to lower territory vacancies in 2008, as well as higher consulting expenses of approximately $148,000 related to market data analysis. These increases were offset by decreased expenses associated with special promotional programs for ANTARA and FACTIVE of approximately $574,000, decreased samples expense of approximately $453,000, and decreases in other sales and marketing expenses of approximately $94,000. We are currently examining ways to reprioritize and reduce our expenses in subsequent quarters.

General and administrative expenses decreased 15% to approximately $2,874,000 for the three-month period ended September 30, 2008 from approximately $3,367,000 for the three-month period ended September 30, 2007. The decrease is a result of decreases in payroll related expenses of approximately $761,000, decrease in stock-based compensation of approximately $166,000, decreases in legal fees of approximately $276,000, and decrease in other general and administrative expenses of approximately $70,000. These decreases were partially offset by increases in consulting costs of approximately $533,000 associated with business development activities and increases in audit fees of approximately $247,000.

Other Income and Expense

Interest income decreased 86% to approximately $111,000 for the three-month period ended September 30, 2008 from approximately $771,000 for the three-month period ended September 30, 2007 reflecting lower cash balances and lower interest rate yields from investments during the quarter ended September 30, 2008.

Interest expense increased 2% to approximately $7,961,000 for the three-month period ended September 30, 2008 from approximately $7,818,000 for the three-month period ended September 30, 2007 due to higher costs related to non-cash interest expense of approximately $53,000, higher interest expense related to financing with Paul Capital of approximately $124,000 offset by lower interest expense related to convertible debt balances of approximately $34,000. For the three-month period ended September 30, 2008, interest expense primarily consisted of the following:

3.50% Convertible senior promissory notes	$1,982
Accretion of bond discount	3,128
5% Convertible promissory notes	206
Revenue interest assignment	1,473
12% Senior secured note	660
Amortization of deferred financing costs	389
Other	123

$7,961

Gain on derivatives related to long-term debt decreased 98% to approximately $37,000 for the three-month period ended September 30, 2008 from approximately $2,406,000 for the three-month period ended September 30, 2007. This is a non-cash gain resulting from changes in the fair value of the interest make-whole derivative included in our 3.50% convertible senior notes due 2011 which were issued in May 2007 of approximately $16,000 and approximately $21,000 related to a non-cash gain from changes in the fair value of the derivative related to the financing associated with the acquisition of ANTARA issued in August 2006.

Nine-Month Periods Ended September 30, 2008 and September 30, 2007

Revenues

Total revenues increased 11% to approximately $60,438,000 for the nine-month period ended September 30, 2008 from approximately $54,680,000 for the nine-month period ended September 30, 2007.

Product sales increased 13% to approximately $60,156,000 for the nine-month period ended September 30, 2008 from $53,262,000 for the nine-month period ended September 30, 2007 due to higher ANTARA sales of approximately $9,886,000, offset by lower FACTIVE sales of approximately $2,992,000 due to lower gross shipments in connection with emphasis in sales focus and promotional efforts toward ANTARA in 2008.

Other revenues decreased 80% to $282,000 for the nine-month period ended September 30, 2008 from $1,418,000 for the nine-month period ended September 30, 2007. During 2007, the Company received a milestone payment of $1,000,000 from Abbott Canada relating to regulatory approval of FACTIVE in Canada and amortization of upfront license fees from each of Pfizer Mexico and Menarini, respectively. During the nine-month period ended September 30, 2008, the Company did not receive any milestone payments. The Company does not believe that other revenues will be a significant contributor to revenues in the future.

Costs and Expenses

Total costs and expenses increased 4% to approximately $89,895,000 for the nine-month period ended September 30, 2008 from approximately $86,823,000 for the nine-month period ended September 30, 2007.

Cost of product sales decreased 12% to approximately $20,445,000 for the nine-month period ended September 30, 2008 from $23,274,000 for the nine-month period ended September 30, 2007. Our overall gross product margin, including amortization of intangible assets, was approximately 66% and 56% for the nine-month periods ended September 30, 2008 and 2007, respectively. The increase in gross margin is the result of an increase in shipments for ANTARA capsules, which have a higher gross margin than FACTIVE. Included in the cost of product sales is approximately $3,575,000 of amortization of intangibles assets associated with FACTIVE for each of the nine-month periods ended September 30, 2008 and 2007, respectively, as well as approximately $3,256,000 of amortization of intangible assets associated with ANTARA for each of the nine-month periods ended September 30, 2008 and 2007, respectively.

Research and development expenses decreased 40% to approximately $2,544,000 for the nine-month period ended September 30, 2008 from approximately $4,273,000 for the nine-month period ended September 30, 2007. This decrease is primarily due to completion of the enrollment of the 7,500 patients in February 2007 in a FACTIVE post-marketing trial. The Company’s total costs related to this trial were completed by the end of the second quarter of 2007. Research and development expenses primarily consist of salaries and related expenses for regulatory personnel. Other research and development expenses include fees paid to consultants and outside service providers. As of September 30, 2008, there were no ongoing clinical trials and we do not believe there will be significant costs associated with clinical trials in the immediate future.

Selling and marketing expenses increased 14% to approximately $56,205,000 for the nine-month period ended September 30, 2008 from approximately $49,436,000 for the nine-month period ended September 30, 2007. This increase is primarily a result of increased costs relating to publication and physician meetings as they relate to the promotion of ANTARA and FACTIVE of approximately $3,856,000, increased costs associated with travel and meeting expenses of approximately $2,259,000 associated with marketing and promoting ANTARA and FACTIVE as well as regional and national sales and training programs, higher payroll related expenses of approximately $48,000 due to lower territory vacancies in 2008, higher consulting expenses of approximately $529,000 related to market data analysis, as well as higher samples expenses of approximately $218,000. These increases were offset by decreased expenses associated with special promotional programs for ANTARA and FACTIVE of approximately $281,000 and decreases in other sales and marketing expenses of approximately $140,000.

General and administrative expenses increased 9% to approximately $10,701,000 for the nine-month period ended September 30, 2008 from approximately $9,840,000 for the nine-month period ended September 30, 2007. The increase is a result of financial advisory and consulting fees of approximately $1,292,000, increased legal fees of approximately $340,000, and increased accounting fees of approximately $358,000, all related to business development activities. These increases were offset by a decrease in payroll related expenses of approximately $772,000, and stock based compensation expense of approximately $357,000.

Other Income and Expense

Interest income decreased 69% to approximately $615,000 for the nine-month period ended September 30, 2008 from approximately $1,982,000 for the nine-month period ended September 30, 2007 reflecting lower overall cash balances and lower interest rate yields on investments.

Interest expense increased 32% to approximately $24,648,000 for the nine-month period ended September 30, 2008 from approximately $18,665,000 for the nine-month period ended September 30, 2007 due to higher costs related to non-cash interest expense of approximately $4,519,000, higher interest expense related to financing with Paul Capital of approximately $836,000 and higher interest expense related to higher convertible debt balances of approximately $628,000. For the nine-month period ended September 30, 2008, interest expense primarily consisted of the following:

3.50% Convertible senior promissory notes	$5,911
Accretion of bond discount	9,318
5% Convertible promissory notes	610
Revenue interest assignment	5,298
12% Senior secured note	1,962
Amortization of deferred financing costs	1,167
Other	382

$24,648

Gain on disposition of investment increased 78% to approximately $412,000 for the nine-month period ended September 30, 2008 from approximately $231,000 for the nine-month period ended September 30, 2007 due to additional proceeds related to Agencourt Bioscience Corporation which was acquired by Beckman Coulter.

We recorded a one-time non-cash gain on exchange of convertible notes of approximately $30.8 million for the nine-month period ended September 30, 2007 resulting from the issuance of approximately $225.7 million of 3.5% convertible senior notes due 2011 in connection with the exchange and tender of approximately $151.9 million of our previously-outstanding 3 1/2% senior convertible promissory notes due 2011 and the exchange and tender of approximately $9.0 million of our previously-outstanding 5% convertible promissory notes due 2009.

Gain on derivatives related to long-term debt decreased 95% to approximately $151,000 for the nine-month period ended September 30, 2008 from approximately $2,800,000 for the nine-month period ended September 30, 2007. This is a non-cash gain resulting from changes in the fair value of the interest make-whole derivative included in our 3.50% convertible senior notes due 2011 which were issued in May 2007 of approximately $63,000 and approximately $88,000 related to a non-cash gain from changes in the fair value of the derivative related to the financing associated with the acquisition of ANTARA issued in August 2006.

Years Ended December 31, 2007 and 2006

Revenues

Total net revenues increased 73% to $79,969,000 for the year ended December 31, 2007 from $46,152,000 for the year ended December 31, 2006.

Net product sales increased 105% to $78,458,000 for the year ended December 31, 2007 from $38,244,000 for the year ended December 31, 2006. This increase was primarily due to the promotion of ANTARA, which was acquired in August 2006, which resulted in a net increase of approximately $41,793,000, partially offset by lower FACTIVE sales of approximately $1,579,000 due to higher returns as a result in the shift of product demand from seven-day course of treatment to five-day course of treatment and returns associated with the initial stocking of FACTIVE.

Co-promotion revenue decreased 100% for the year ended December 31, 2007 from $6,890,000 for the year ended December 31, 2006 due to the termination of the co-promotion arrangement with Auxilium in August 2006.

Other revenues increased 48% to $1,511,000 for the year ended December 31, 2007 from $1,018,000 for the year ended December 31, 2006, primarily due to recognition of a milestone achievement of $1,000,000 from Abbott Laboratories, Ltd., (Abbott Canada) the Canadian Affiliate of Abbott, relating to the approval to sell FACTIVE tablets in Canada as well as the amortization of upfront license fees from our agreements with Pfizer Mexico and Menarini. We do not believe that other revenues will be a significant contributor to revenues in the future.

Costs and Expenses

Total costs and expenses decreased slightly to $117,965,000 for the year ended December 31, 2007 from $118,071,000 for the year ended December 31, 2006.

Cost of product sales increased 59% to approximately $31,269,000 in 2007 from $19,613,000 in 2006 as a result of increased product costs of approximately $11,656,000 associated with an increase in shipments of ANTARA capsules. Our overall gross product margin for the year ended December 31, 2007 and 2006 was 60% and 49%, respectively. The increase in gross margin is the result of an increase in shipments for ANTARA capsules offset by higher returns of FACTIVE tablets associated with the combination of the shift in product demand from seven day course of treatment to five day course of treatment and returns associated with initial stocking of FACTIVE. Additionally, in 2007, we recorded approximately $1,296,000 of obsolete inventory related to the initial product obtained upon the acquisition of ANTARA and also recorded approximately $471,000 related to a minimum royalty obligation to Ethypharm. In addition, included in the cost of product sales is approximately $4,767,000 of amortization of intangible assets associated with FACTIVE for each of the years ended December 31, 2007 and 2006 and approximately $4,341,000 and $1,447,000, respectively, of amortization of intangible assets associated with ANTARA for each of the years ended December 31, 2007 and 2006.

Research and development expenses decreased 53% to $5,845,000 in 2007 from $12,406,000 in 2006. This decrease is primarily due to the completion of the FACTIVE five-day treatment of CAP trial in 2006 and the completion of the enrollment of the 7,500 patients in the FACTIVE post-marketing trials in February 2007. Our total costs related to this clinical trial were completed by the end of the second quarter of 2007. At December 31, 2007, there was no clinical trial accrual balance remaining and we do not believe there will be significant costs associated with clinical trials in the immediate future.

Selling and marketing expenses decreased slightly to $66,278,000 in 2007 from $69,211,000 in 2006. This decrease is a result of decreases in co-promotion expenses relative to our arrangement with Auxilium which terminated in 2006 of approximately $2,482,000 along with overall cost control efforts during the year ended December 31, 2007 resulting in lower conference and meeting expenses of approximately $667,000, and lower publication, media, and market research costs of approximately $712,000. The decrease was also attributable to decreases in payroll and payroll-related costs of approximately $610,000 and stock-based compensation costs of approximately $263,000, offset by increases in other selling and marketing expenses of approximately $683,000 and costs associated with travel and entertainment of approximately $1,118,000 related to sales personnel.

General and administrative expenses decreased 13% to approximately $14,573,000 in 2007 from approximately $16,841,000 in 2006. This decrease is a result of a decrease in technology license fees of approximately $1,250,000, as well as overall cost control efforts during 2007 which resulted in decreases in payroll and payroll related costs of approximately $317,000, decreases in stock-based compensation expense of approximately $788,000, as well as decreases in other general and administrative expenses of approximately $573,000. These decreases were partially offset by an increase in legal fees and settlement costs associated with a legal dispute.

Other Income and Expense

Interest income decreased 15% to approximately $2,541,000 in 2007 from approximately $2,995,000 in 2006 reflecting higher yields on cash balances in 2007, offset by lower overall cash balances in 2007.

Interest expense significantly increased 155% to approximately $28,206,000 in 2007 from approximately $11,056,000 in 2006. For the year ended 2007, interest expense imputed using the effective interest rate method primarily consisted of approximately $10,645,000 related to financing with Paul Capital, approximately $7,649,000 due to accretion of the bond discount associated with newly exchanged debt, approximately $5,331,000 related to approximately $225,666,000 of 3.50% convertible senior notes, resulting from the exchange of previously-outstanding 3 1/2% convertible promissory notes, exchange of previously outstanding 5% convertible promissory notes and issuance of new notes in May of 2007. Additionally, interest expense included approximately $1,787,000 related to approximately $152,750,000 of 3 1/2% senior convertible promissory notes issued in the second quarter of 2004, of which approximately $829,000 remains after the debt exchange completed in May 2007, approximately $954,000 related to approximately $22,310,000 of 5% convertible promissory notes assumed in the Genesoft merger, of which approximately $13,300,000 remains after the debt exchange completed in May 2007, approximately $1,325,000 related to amortization of deferred financing costs, as well as approximately $515,000 of non-cash interest expense related to the facility lease liability.

Gain on disposition of investment for year ended December 31, 2007 of approximately $231,000 resulted from milestones achieved by Agencourt Biosciences. The gain on disposition of investment of approximately $1,617,000 for year ended December 31, 2006 resulted from the sale of our investment in Agencourt Biosciences.

We recorded a one-time non cash gain on exchange of convertible notes of approximately $30,824,000 in the year ended December 31, 2007 resulting from the issuance of approximately $225,666,000 of 3.50% convertible senior notes due 2011 in connection with the exchange and tender of approximately $151,921,000 of our previously-outstanding 3 1/2% senior convertible promissory notes due 2011 and the exchange and tender of approximately $9,010,000 of our previously outstanding 5% convertible promissory notes due 2009. The gain arose due to the fact that fair value of the previously outstanding 3 1/2% senior convertible promissory notes exceeded that of the newly issued 3.50% convertible senior notes.

Gain on derivative related to convertible notes was approximately $3,023,000 for the year ended December 31, 2007. This gain consists of a non-cash gain resulting from changes in the fair value of the interest make-whole derivative included in our 3.50% convertible senior notes due 2011 which were issued in May 2007 of approximately $3,004,000 and also approximately $19,000, related to a gain from changes in the fair value of derivative related to the financing associated with the acquisition of ANTARA issued in August 2006.

Years Ended December 31, 2006 and 2005

Revenues

Total net revenues increased 95% to $46,152,000 for the year ended December 31, 2006 from $23,609,000 for the year ended December 31, 2005.

Net product sales increased 87% to $38,244,000 for the year ended December 31, 2006 from $20,458,000 for the year ended December 31, 2005. This increase was primarily related to the acquisition of ANTARA 130 mg (fenofibrate) capsules in August 2006 which resulted in approximately $16,778,000 in net product sales and increased shipments of FACTIVE tablets of approximately $1,008,000.

Co-promotion revenue increased 133% to $6,890,000 for the year ended December 31, 2006 from $2,954,000 for the year ended December 31, 2005, primarily due to the initiation of our co-promotion of TESTIM in May 2005, higher gross profits related to increased TESTIM prescriptions in 2006 and also due to a $1,800,000 payment from Auxilium Pharmaceuticals in August 2006 in connection with the termination of the co-promotion arrangement.

Other revenues increased significantly to $1,018,000 for the year ended December 31, 2006 from $197,000 for the year ended December 31, 2005, primarily due to the recognition of revenues in connection with various milestone achievements related to Pfizer Mexico upon the regulatory approval to distribute and sell FACTIVE tablets in Mexico and an up-front payment from Pfizer Mexico which is recognized over the term of our obligation under the agreement. We expect our revenues related to both the biopharmaceutical alliances and genomics services to be minimal in the future.

Costs and Expenses

Total costs and expenses increased 5% to $118,071,000 for the year ended December 31, 2006 from $112,281,000 in 2005, primarily due to cost of product sales associated with the acquisition of ANTARA during 2006.

Cost of product sales increased 100% to approximately $19,613,000 in 2006 from $9,830,000 in 2006 as a result of increased product costs of approximately $5,040,000 associated with an increase in shipments of ANTARA capsules as a result of our product acquisition of ANTARA in August 2006. Our overall gross product margin for the year ended December 31, 2006 and 2005 was 49% and 52%, respectively. The primary reason for the decrease in margin was due to approximately $1,700,000 associated with obsolete inventory in 2006 and costs associated with the write-up of inventory to fair value of ANTARA product obtained during the acquisition of the product line. In addition, included in the cost of product sales is approximately $4,767,000 of amortization of intangible assets associated with FACTIVE for each of the years ended December 31, 2006 and 2005 and approximately $1,610,000 of amortization of intangible assets associated with ANTARA for the year ended December 31, 2006.

Research and development expenses decreased 14% to $12,406,000 in 2006 from $14,432,000 in 2005. Research and development activities include clinical trials, other clinical development, technology transfer and process optimization for manufacturing. These research and development expenses primarily consist of salaries and related expenses for personnel and the cost of materials used in research and development. Other research and development expenses include fees paid to consultants and outside service providers. The decrease is due to the completion of the FACTIVE five-day clinical trial and also a decrease in the costs primarily related to external costs and materials associated with the FACTIVE post-marketing study as the trial approaches near completion in the first half of 2007. We expect research and development expense to continue to decrease in 2007 as the FACTIVE post-marketing study is expected to be completed in the first half of 2007.

Selling and marketing expenses decreased 8% to $69,211,000 in 2006 from $74,931,000 in 2005. This decrease was primarily due to expenses in 2005 being unusually high related to hiring additional sales and marketing personnel costs of $5,751,000, increased other marketing, advertising and promotional costs of approximately $3,081,000 to support the marketing efforts for FACTIVE, offset by increased marketing costs associated with the promotion of ANTARA in August 2006 of approximately $943,000 and increased costs in 2006 of $2,169,000 associated with the promotion of TESTIM which began in the second quarter of 2005 and was terminated in August 2006.

General and administrative expenses increased 29% to $16,841,000 in 2006 from $13,088,000 in 2005 primarily due to an increase in general and administrative payroll and related costs of approximately $1,472,000, an increase in stock based compensation due to the adoption of SFAS No. 123R of approximately $2,267,000, an increase in legal fees of approximately $400,000 and an increase in general and administrative expenses of approximately $58,000 offset by a decrease in technology license fees of approximately $444,000.

Other Income and Expense

Interest income decreased 12% to approximately $2,995,000 in 2006 from approximately $3,400,000 in 2005 reflecting higher yields on cash balances in 2006, offset by lower overall cash balances in 2006.

Interest expense significantly increased 36% to approximately $11,056,000 in 2006 from approximately $8,126,000 in 2005. In 2006, interest expense primarily consisted of approximately $5,346,000 related to the issuance of $153 million of senior convertible notes in the second quarter of 2004, $2,987,000 related to financing with Paul Capital, approximately $1,241,000 related to the issuance of $22.0 million of convertible notes in connection with the GeneSoft merger, $827,000 related to amortization of deferred financing costs along with approximately $640,000 related to non-cash interest expense related to the facility lease liability.

For the year ended December 31, 2005, we recorded a gain from the sale of intellectual property of $2,500,000, from the sale of intellectual property related to the genomic sequence of an undisclosed pathogen to Wyeth.

For the year ended December 31, 2006, we recorded a gain on the disposition of an investment of approximately $1,617,000 in exchange for our shares in Agencourt Personal Genomics Bioscience related to the merger with Applera Corporation. For the year ended December 31, 2005 we recorded a gain on the disposition of marketable securities of approximately $2,162,000 in exchange for our ownership of common stock of Agencourt Bioscience Corporation, which was acquired by Beckman Coulter in a cash transaction.

Liquidity and Capital Resources

Our primary sources of cash have been from the sale of debt and equity securities, including royalty-based financing arrangements, product discovery alliances, and the sale of ANTARA capsules and FACTIVE tablets.

As of September 30, 2008, we had total cash, cash equivalents, and restricted cash of approximately $28,976,000, which includes approximately $4,198,000 in restricted cash. We believe that based on our available capital, anticipated cash used in operations and our ability to manage expenses, the cash on hand as of September 30, 2008, is sufficient to fund continuing operations to February 2009. We will need to raise additional capital through the issuance of debt or equity securities and/or refinance our existing debt. Our principal liquidity needs are to meet our working capital requirements and operating expenses, re-pay our outstanding debt obligations, including payment of the $16,737,000 of principal and accrued interest outstanding at September 30, 2008 on the 2009 Notes which is due February 6, 2009. We cannot guarantee that financing sources will be available on favorable terms or at all and/or that we will be able refinance our existing debt. If we are unable to refinance our debt or raise sufficient additional capital in a timely manner, we will have to scale back or cease our operations or take other measures to significantly reduce expenses which will have a material adverse effect on our business. If we are unable to refinance or repay our indebtedness as it becomes due, we may become insolvent and be unable to continue operations.

There is also no assurance that changes in our plans or events affecting our operations will not result in accelerated or unexpected expenditures. In recent years, we have experienced a significant increase in hiring and employment costs in an effort to build an effective sales and marketing organization to commercialize our products, expand the medical/development organization to support additional development and commercialization of our products and to build the infrastructure necessary to support these efforts. We expect expenses in the sales and marketing areas to reflect continued commercialization of ANTARA and FACTIVE as we seek to grow our sales.

On October 21, 2008 the Company announced an offer to exchange all of its outstanding 3.50% Senior Convertible Notes due 2011 for 12.50% Convertible Senior Guaranteed Secured Notes due 2011 and shares of the Company’s common stock. For a description of the exchange offer, refer to “The Exchange Offer” below.

Cash Flows

Our operating activities used cash of approximately $24,361,000 and $25,152,000 for the nine-month periods ended September 30, 2008 and 2007, respectively.

Cash used in our operating activities for nine-month period ended September 30, 2008 was primarily a result of our net loss of approximately $53,229,000 along with non-cash items such as depreciation and amortization expenses of approximately $7,135,000, non-cash interest expense of approximately $10,867,000, stock-based compensation expense of approximately $1,044,000, a non-cash gain from the change in fair value of a derivative of approximately $151,000, a gain on disposition of investment of approximately $412,000 and provision for excess and obsolete inventories of approximately $344,000. Additionally, cash used in our operating activities includes, decreases in accrued facilities impairment liability of approximately $1,847,000 related to payments made in connection with our South San Francisco facility, decreases in deferred revenue of approximately $273,000 as a result of recognizing Menarini revenues received from an up-front license payment, and increases in prepaid expenses and other current assets of approximately $1,767,000 primarily resulting from increases in costs associated with the refinancing of current debt. These uses of cash were partially offset by decreases in accounts receivable of approximately $6,585,000 resulting from higher collections on customer balances as of September 30, 2008, increases in accounts payable of approximately $2,349,000 as a result of timing of vendor payments, decreases in inventory of approximately $1,318,000 resulting from tighter inventory management controls, increases in accrued other long-term liabilities of approximately $1,307,000 primarily resulting from the accrual of interest on the $20,000,000 Note Purchase Agreement with Paul Capital, and increases in accrued expenses and other liabilities of approximately $2,369,000 primarily pertaining to reserves on FACTIVE and ANTARA voucher rebate programs.

Cash used in our operating activities for the nine-month period ended September 30, 2007 was primarily a result of our net loss of approximately $15,182,000 along with non-cash items such as a non-cash gain on exchange of convertible note of approximately $30,824,000, non-cash depreciation and amortization expenses of approximately $7,427,000, non-cash interest expenses of approximately $6,348,000, a non-cash gain from the change in the fair value of a derivative of approximately $2,800,000, stock-based compensation of approximately $2,043,000, and provision for excess and obsolete inventories of approximately $779,000. Additionally, cash used in our operating activities includes decreases in accounts payable of approximately $2,440,000 as a result of timing of vendor payments, decreases in accrued facilities impairment charges of approximately $2,000,000 related to our San Francisco facility, recovery of bad debt of approximately $172,000, a gain on disposition of investment of approximately $231,000, as well as decreases in deferred revenue of approximately $137,000 as a result of the amortization of upfront license fees from our agreements with Pfizer Mexico and Menarini. These uses of cash were partially offset by increases in accrued expenses and other liabilities of approximately $3,841,000 relating to timing of vendor invoices, decreases in inventory of approximately $3,620,000 as a result of increased sales of ANTARA, decreases in accounts receivable of approximately $1,966,000 resulting from higher collections on customer balances including the receipt of approximately $1.0 million from Menarini related to the FACTIVE European transaction, and decreases in prepaid expenses and other current assets of approximately $618,000, as well as increases in other long-term liabilities of approximately $1,992,000 related to accrued interest on long-term debt.

Our investing activities provided cash of approximately $697,000 and $2,155,000 for the nine-month period ended September 30, 2008 and 2007, respectively. Cash provided by our investing activities for the nine-month period ended September 30, 2008 was primarily related to proceeds from repayment of notes receivable of approximately $486,000 and proceeds from the disposition of investment of approximately $412,000, offset by purchases of property and equipment of approximately $166,000 and increases in other assets of approximately $35,000. Cash provided by our investing activities for the nine-month period ended September 30, 2007 was primarily related to a decrease of approximately $2,482,000 in restricted cash, proceeds from notes receivable of approximately $632,000 and proceeds from the disposition of investment of approximately $231,000. These cash proceeds were partially offset by an increase in other assets of approximately $1,143,000.

Our financing activities provided cash of approximately $174,000 and $41,917,000 for the nine-month periods ended September 30, 2008 and 2007, respectively. Cash provided by our financing activities for the nine-month period ended September 30, 2008 was primarily due to proceeds from the issuance of 77,078 shares of stock under the employee stock purchase plan of approximately $193,000 offset by payments on long-term obligations of approximately $19,000. Cash provided by our financing activities for the nine-month period ended September 30, 2007 was primarily due to the net proceeds from the issuance of notes from the debt exchange transaction of approximately $41,524,000, exercise of 4,980 stock options for approximately $17,000, and proceeds from the issuance of 95,045 shares of stock under the employee stock purchase plan of approximately $404,000, offset by payments on long-term obligation of approximately $28,000.

Our operating activities used cash of approximately $34,661,000, $63,635,000 and $96,880,000 in 2007, 2006 and 2005, respectively.

Cash used in our operating activities for 2007 was primarily a result of our net loss of approximately $29,853,000 along with non-cash items such as a non-cash gain on exchange of convertible note of approximately $30,824,000, non-cash depreciation and amortization expenses of approximately $9,847,000, non-cash interest expenses of approximately $9,623,000, a non-cash gain from the change in the fair value of derivatives of approximately $3,023,000, stock-based compensation of approximately $2,713,000, and provision for excess and obsolete inventories of approximately $793,000. Additionally, cash used in our operating activities includes an increase of approximately $2,922,000 in accounts receivable due to higher shipments of ANTARA capsules and FACTIVE tablets and an increase in prepaid and other current assets of approximately $96,000 along with decreases in accounts payable of approximately $141,000 as a result of timing of vendor payments, decreases in accrued facilities impairment charges of approximately $2,618,000 related to our west coast facility, recovery of bad debt of approximately $172,000, a gain on disposition of investment of approximately $231,000, as well as decreases in deferred revenue of approximately $750,000 as a result of the amortization of upfront license fees from our agreements with Pfizer Mexico and Menarini.

These uses of cash were partially offset by increases in accrued expenses and other liabilities of approximately $4,915,000 relating to timing of vendor invoices, decreases in inventory of approximately $4,386,000 as a result of increased sales of ANTARA, as well as increases in other long-term liabilities of approximately $3,692,000 related to accrued interest on long-term debt.

Cash used in our operating activities for 2006 was primarily a result of our net loss of approximately $78,477,000, adjusted for the gains of approximately $1,617,000 on the disposition of investment, an increase in inventories of approximately $1,796,000 due to increased demand of ANTARA capsules and FACTIVE tablets, and an increase in accounts receivable of approximately $6,080,000 as a result of the acquisition of ANTARA, as well as decreases in accrued facilities impairment charge of approximately $2,826,000 related to our west coast facility.

These uses of cash were partially offset by decreases in prepaid expenses and other current assets of approximately $2,134,000 resulting from decreases in net samples inventory and decreased costs associated with the utilization of a contracted third party sales organization, as well as, increases in accounts payable of approximately $3,955,000 primarily resulting from the acquisition of ANTARA, including royalties payable on the net sales of ANTARA and FACTIVE sold in the U.S. and accounts payable and other accrued expenses acquired as part of the ANTARA acquisition. Additional offsets include increases in accrued expenses and other current liabilities of approximately $3,335,000 resulting primarily from increases in sales reserves and allowances and royalty interest payable as a result of the acquisition of ANTARA, increases in deferred revenue of approximately $1,386,000 pertaining to up-front license fees in relation to sublicense agreements with Pfizer Mexico, Abbott Canada, and Menarini, increases in other long-term liabilities of approximately $1,869,000 resulting from accrued interest on the $22.0 million convertible note and the $20.0 million note payable to Paul Capital, as well as non-cash items such as depreciation and amortization expenses which includes amortization of intangible assets, stock based compensation, and non-cash interest expense of approximately $12,502,000 as well as provision for excess and obsolete inventories and provision for accounts receivables of approximately $1,980,000.

Cash used in our operating activities for 2005 was primarily a result of our net loss of approximately $88,593,000, adjusted for the gains of approximately $2,162,000 on the disposition of investment, an increase in inventories of approximately $7,129,000 due to increased demand of FACTIVE tablets, and an increase in accounts receivable of approximately $1,983,000 resulting from the co-promotion agreement with Auxillium, as well as decreases in accounts payable of approximately $2,633,000 resulting from timing of payables processing, accrued expenses and other liabilities of approximately $6,762,000 resulting primarily from decreases in costs associated with the GeneSoft merger and decreases in costs associated with the utilization of a contracted third party sales organization, deferred revenue of approximately $1,302,000 related to our initial stocking incentive program, and accrued facilities impairment charge of approximately $2,947,000 related to our west coast facility.

These uses of cash were partially offset by decreases in prepaid expenses and other current assets of approximately $6,597,000 primarily resulting from the expiration of our contract with a contracted third party sales representative provider and decreases in accrued other long-term liabilities of approximately $993,000 resulting from accrued interest on the $22.0 million convertible note, as well as non-cash items such as depreciation and amortization expenses including amortization of intangible assets, stock based compensation, non-cash interest expense of approximately $7,974,000 as well as provision for excess and obsolete inventories of approximately $1,067,000.

Our investing activities provided cash of approximately $3,906,000 in 2007, used cash of approximately $68,119,000 in 2006 and provided cash of approximately $96,758,000 in 2005.

Our investing activities provided cash of approximately $3,906,000 in 2007 primarily related to a decrease of approximately $2,414,000 in restricted cash, proceeds from notes receivable of approximately $1,373,000 and proceeds from the disposition of investment of approximately $231,000. These cash proceeds were partially offset by an increase in other assets of approximately $63,000.

Cash used in our investing activities in 2006 were primarily related to the acquisition of ANTARA of approximately $77,563,000, and increases in other assets of approximately $329,000 and net purchases of property and equipment of approximately $263,000. These uses of cash were partially offset by proceeds from maturities of marketable securities of approximately $2,696,000, decreases in restricted cash associated with interest payments on debt of approximately $5,118,000, proceeds from the disposition of an investment of approximately $1,617,000 and net proceeds from notes receivable of approximately $604,000.

Cash provided by our investing activities in 2005 were primarily related to proceeds from maturities of marketable securities of approximately $94,694,000, proceeds related to the disposition of Agencourt stock upon its acquisition by Beckman Coulter of approximately $2,387,000, a decrease of restricted cash of approximately $5,246,000 related to the payment of convertible note interest, a decrease in other assets of approximately $471,000, proceeds from sales of fixed assets of approximately $294,000 and proceeds from notes receivable of approximately $440,000. Cash provided from investing activities was partially offset by the issuance of notes receivable of approximately $2,740,000 related to a deposit required in order to lease vehicles for the sales representatives, purchases of marketable securities of approximately $2,706,000 and purchases of property and equipment of approximately $1,328,000.

Our financing activities provided cash of approximately $40,827,000 in 2007 primarily due to the net proceeds from the issuance of new notes in May 2007 of approximately $40,444,000, exercise of 4,980 stock options for approximately $17,000, and proceeds from the issuance of 95,045 shares of stock under the employee stock purchase plan of approximately $404,000, offset by payments on long-term obligation of approximately $38,000.

Our financing activities provided cash of approximately $104,332,000 in 2006. This was primarily due to the issuance of 2,254,402 shares of common stock in connection with the completion of a private placement which generated net proceeds of approximately $33,477,000; proceeds of $20,000,000 from the issuance of a note in connection with the financing of the ANTARA acquisition; proceeds of $40,000,000 from an assignment of revenue interest in connection with the financing of the ANTARA acquisition and net proceeds of approximately $9,958,000 from the issuance of 1,388,889 shares of common stock in connection with financing the acquisition of ANTARA. In addition, we received approximately $166,000 from the exercise of 89,456 stock options and proceeds of approximately $740,000 from the issuance of 78,987 shares of stock under the employee stock purchase plan, offset by payments made on capital lease obligations of approximately $9,000.

Our financing activities in 2005 provided cash of approximately $997,000, primarily due to proceeds from exercise of stock options of approximately $871,000 and proceeds from the issuance of shares under the employee stock purchase plan of approximately $417,000, offset by payments of long-term obligations of approximately $291,000.

At December 31, 2007, we had net operating loss carryforwards of approximately $457,708,000 and $319,468,000 available to reduce federal and state taxable income, if any, respectively. The net operating loss and tax credit carryforwards expire in 2008 through 2026. In addition, we also had tax research credit carryforwards of approximately $17,343,000 to reduce federal and state income tax, if any. Net operating loss carryforwards are subject to review and possible adjustment by the Internal Revenue Service and may be limited in the event of certain cumulative changes in ownership interests of significant shareholders over a three-year period in excess of 50%. This potential limitation may result in the expiration of some of our carryforwards prior to utilization. Additionally, certain of our losses have already begun to expire.

Our Outstanding Debt Obligations and Equity Financings

On February 6, 2004, in connection with our merger with Genesoft, we issued approximately $22,310,000 in principal amount of our 5% convertible five-year promissory notes due February 6, 2009 (the “2009 Notes”). Following the exchange offer completed in May 2007 described below, there are approximately $13,300,000 principal amount of the 2009 Notes outstanding at September 30, 2008 which have been classified as short-term obligations on the consolidated balance sheets. The 2009 Notes are convertible into our common stock at the option of the holders, at a conversion price of $53.13 per share.

On June 26, 2004, we issued $152,750,000 in principal amount of our 3 1/2% senior convertible promissory notes due in April 2011 (the “Original 2011 Notes”). Following the exchange offer completed in May 2007 described below, there are approximately $829,000 principal amount of the Original 2011 Notes outstanding at September 30, 2008. These notes are convertible into our common stock at the option of the holders at a conversion price of $53.14 per share. We may not redeem the outstanding Original 2011 Notes at our election before May 10, 2010. After this date, we can redeem all or a part of the Original 2011 Notes for cash at a price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest. The holders’ right of repurchase under the Original 2011 Notes is identical to the right of repurchase under the Existing Notes (defined below) and is described below.

In May 2007, we completed (i) an exchange offer with certain holders of the Original 2011 Notes in which we exchanged $151,921,000 aggregate principal amount of our new 3.50% Convertible Senior Notes due 2011 (the “Existing Notes”) for $151,921,000 aggregate principal amount of our then outstanding Original 2011 Notes; and (ii) an exchange offer with holders of the 2009 Notes in which we exchanged approximately $10,574,000 aggregate principal and accrued interest amount of our then outstanding 2009 Notes for approximately $13,746,000 aggregate principal amounts of the Existing Notes. We also issued an additional $60,000,000 of Existing Notes to the public for cash at a public offering price of 77.5% of principal resulting in $46,500,000 in gross proceeds to us.

The Existing Notes are initially convertible into approximately 16,718,000 common shares at a conversion rate of 74.074 of our common shares per $1,000 principal amount of Existing Notes, which is equivalent to a conversion price of approximately $13.50 per common share. The Existing Notes are convertible at any time by the holder. In the event of a “fundamental change,” holders of the Original 2011 Notes and the Existing Notes have the right to require us to repurchase all or any portion of their notes at a price equal to 100% of the principal amount plus accrued and unpaid interest. Under the indenture for the Original 2011 Notes and the Existing Notes, a fundamental change will be deemed to occur if (i) a change of control transaction occurs in which substantially all of our common stock is exchanged either for consideration other than common stock that is listed on a U.S. national securities exchange or is exchanged for consideration other than common stock that is approved for quotation on a U.S. system of automated dissemination of quotations of securities or (ii) our common stock is neither listed for trading on a U.S. national securities exchange nor approved for listing on any U.S. system of automated dissemination of quotations of securities prices.

Before May 10, 2010, we may not redeem the Existing Notes. On or after May 10, 2010, we may redeem any or all of the Existing Notes at 100% of the principal amount, plus accrued and unpaid interest. In addition, we may automatically convert some or all of the Existing Notes on or prior to the maturity date if the closing price of our common shares has exceeded 130% of the conversion price then in effect for at least 20 trading days during any consecutive 30 trading day period ending within five trading days prior to the notice of auto-conversion (the “auto-conversion feature”). If a holder elects to voluntary convert their Existing Notes or we elect to automatically convert some or all of the Existing Notes on or prior to May 10, 2010, we will pay additional interest to holders of Existing Notes being converted. This additional interest will be equal to the amount of interest that would have been payable on the Existing Notes from the last day interest was paid on the Existing Notes, through and including May 10, 2010. Additional interest, if any, will be paid in cash or in our common shares, at our option. If we pay additional interest upon a voluntary conversion with our common shares, such shares will be valued at the conversion price that is in effect at that time. If we pay additional interest upon an automatic conversion with our common shares, such shares will be valued at 90% of the automatic conversion price that is in effect at that time.

The additional Existing Notes generated gross proceeds of $46,500,000. Debt issuance costs, related to the Existing Notes, of approximately $6,057,000 are being amortized to interest expense, on a straight-line basis over the 48 month period to maturity of the notes. As of September 30, 2008, the fair value of the derivative is approximately $4,000 which reflects a change in the fair value of approximately $63,000 which is included as a gain on derivative in the consolidated statements of operations.

For the nine-month period ended September 30, 2008, we incurred approximately $5,911,000 in interest expense on our convertible debt, which is payable on a semi-annual basis. Additionally, we amortized approximately $9,318,000 as non-cash interest expense related to the accretion of the bond discount and approximately $1,136,000 in new debt issuance costs.

Exchange Offer

On October 21, 2008, we announced this exchange offer to exchange all of our outstanding 3.50% Convertible Senior Notes due 2011 for our 12.50% Convertible Senior Notes due 2011 and shares of our common stock upon exchange in accordance with the terms contained in this Registration Statement. The exchange offer will expire at 11:59 p.m., New York City time, on November 21, 2008, unless extended or terminated by us. The consummation of the exchange offer is subject to certain customary conditions and subject to applicable law, we may, in our sole discretion, waive any condition applicable to the Exchange Offer or extend or terminate or otherwise amend the exchange offer. There is no guarantee that we will be able to complete the exchange offer or that a substantial number of the holders of our 3.50% Convertible Senior Notes due 2011 will elect to participate in the exchange offer.

Pursuant to the terms of the exchange offer, for each $1,000 principal amount of the outstanding 3.50% Convertible Senior 2011 Notes, we would issue $400 principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 and shares of our common stock having a value equal to $100, based on the simple average of the daily volume-weighted average price of a share of our common stock on The NASDAQ Global Market for each of the five trading days prior to and including the second business day before the expiration date of the exchange offer; provided, that in no event would we issue more than 100 shares of our common stock per each $1,000 principal amount of 3.50% Convertible Senior Notes due 2011 tendered, which reflects a minimum issue price of $1.00 per share.

We may elect to pay interest on the new notes we are proposing to issue in the exchange offer in cash or by increasing the principal amount of the new notes or by issuing additional new notes (“PIK interest”) in an amount equal to the amount of interest for the applicable interest payment period.

Under the terms of the proposed exchange offer, the new notes will be guaranteed by our subsidiary Guardian II Acquisition Corporation (“Guardian II”) and this guarantee will be secured by a second priority lien on substantially all of the assets of Guardian II. The second priority lien is subject to the first priority lien on substantially all of the assets of Guardian II which is held by Paul Royalty Fund Holdings II, LP.

Under the terms of the proposed exchange offer, the new notes will be convertible, at the option of the holder, at any time on or prior to maturity, into shares of our common stock at a conversion price equal to a 10% premium over the simple average of the daily volume-weighted average price of a share of our common stock on the NASDAQ Global Market for each of the five trading days prior to and including the second business day before the expiration date of the exchange offer; provided, that in no event will the conversion price be less than $1.10 per share. If a holder of new notes elects to voluntarily convert some or all new notes on or prior to the date that is two years from the original issue date of the new notes to be issued in the proposed exchange offer, we will pay additional interest to holders of new notes being converted. This additional interest will be equal to the amount of interest that would have been payable on the new notes from the last day interest was paid on the new notes, through and including the date which is two years from the original issue date of the new notes issued in the exchange offer. Additional interest, if any, will be paid in cash or, solely at our option, in our common shares or a combination of cash and our common shares. If we pay additional interest upon a voluntary conversion with our common shares, such shares will be valued at the conversion price that is in effect at that time.

Under the terms of the proposed exchange offer, we will have the right to automatically convert some or all of the new notes on or prior to January 15, 2011 if the closing price of our common shares has exceeded 130% of the conversion price for such new notes then in effect for at least 20 trading days during any consecutive 30 trading day period ending within five trading days prior to the notice of automatic conversion. If we elect to automatically convert some or all of the new notes on or prior to the date that is one year from the original issue date of the new notes issued in the exchange offer, we will pay additional interest to holders of new notes being converted. This additional interest will be equal to the amount of interest that would have been payable on the new notes from the last day interest was paid on the new notes, through and including the date which is one year from the original issue date of the new notes issued in the exchange offer. Additional interest, if any, will be paid in cash or, solely at our option, in our common shares or a combination of cash and our common shares. If we pay additional interest upon an automatic conversion with our common shares, such shares will be valued at 90% of the automatic conversion price that is in effect at that time.

Under the terms of the proposed exchange offer, holders of the new notes will have the same rights upon a “fundamental change” as holders of our existing 3.50% Convertible Senior Notes as discussed above.

Under the terms of proposed exchange offer, the indenture governing the new notes will provide that we may not incur additional indebtedness in excess of $50 million (“Permitted Indebtedness”) from the earlier of (i) the date of the issuance of the new notes to the date that is one year from the date on which our common stock has traded at a price which exceeds the conversion price then in effect for at least 20 trading days during any consecutive 30 trading day period and (ii) the first anniversary of the maturity date of the new notes issued in the Exchange Offer; provided that, any indebtedness incurred to finance new product acquisition or in connection with any refinancing of Permitted Indebtedness, our existing indebtedness including existing 3.50% Convertible Senior

Notes not tendered in the Exchange Offer, our obligations to Paul Capital under the Note, the Revenue Agreement and our obligations under the 5% Convertible Promissory Notes due 2009 and the new notes issued in the Exchange Offer shall not be counted toward the aforementioned limit.

If the Exchange Offer is consummated, the transaction will be accounted for as a troubled debt restructuring in accordance with FASB Statement No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings”. We expect to recognize a considerable gain.

Other Financial Arrangements

To finance the acquisition of ANTARA in August 2006, we, together with our wholly-owned subsidiary Guardian II Acquisition Corporation, or Guardian II (the entity which holds all of the ANTARA assets), entered into several financing agreements with Paul Royalty Fund Holdings II, LP, an affiliate of Paul Capital Partners, (“Paul Capital”), including the Revenue Interests Assignment Agreement, the Note Purchase Agreement and the Common Stock and Warrant Purchase Agreement, in consideration for an aggregate amount of $70 million.

Under the Revenue Interests Assignment Agreement (the “Revenue Agreement”), we sold to Paul Capital the right to receive specified royalties on our net sales in the United States (and the net sales of our affiliates and licensees) of FACTIVE tablets and Guardian II sold to Paul Capital the right to receive specified royalties on Guardian II’s net sales in the United States (and the net sales of its respective affiliates and licensees) of the ANTARA capsules, in each case until December 31, 2016 in exchange for an aggregate of $40 million from Paul Capital. The royalty payable to Paul Capital on net sales of ANTARA and FACTIVE are tiered as follows: 9% for the first $75 million in annual net revenues, 6% for annual net revenues in excess of $75 million, but less than $150 million, and 2% for annual net revenues which exceed $150 million. Once the cumulative royalty payments to Paul Capital exceed $100 million, the royalties become nominal.

In connection with the Revenue Agreement, we recorded a liability, referred to as the revenue interest liability, of approximately $40 million in accordance with EITF No. 88-18, “Sales of Future Revenues” (EITF No. 88-18). We impute interest expense associated with this liability using the effective interest rate method and have recorded a corresponding accrued interest liability. The effective interest rate is calculated based on the rate that would enable the debt to be repaid in full over the life of the arrangement. The interest rate on this liability may vary during the term of the agreement depending on a number of factors, including the level of ANTARA and FACTIVE sales. Payments made to Paul Capital as a result of ANTARA and FACTIVE sales levels will reduce the accrued interest liability and the principal amount of the revenue interest liability. We currently estimate that the imputed interest rate associated with this liability will be approximately 19.58%. We recorded approximately $5,298,000 and $4,575,000 in interest expense related to this agreement in the nine-month periods ended September 30, 2008 and 2007, respectively. Through September 30, 2008, there have been no principal payments made to Paul Capital as a result of ANTARA or FACTIVE sales.

In the event of (i) a change of control of Oscient or Guardian II, (ii) a bankruptcy of Oscient or Guardian II, (iii) a transfer by Oscient or any of its subsidiaries of substantially all of either ANTARA or FACTIVE, (iv) subject to a cure period, breach of certain material covenants and representations in the Revenue Agreement or (v) in the event the sale of ANTARA is suspended due to a court issued injunction or we elect to suspend sales of ANTARA, in each case as a result of a lawsuit by certain third parties (each a “Put Event”), Paul Capital has the right to require Oscient and Guardian II to repurchase from Paul Capital its royalty interest at a price in cash which equals the greater of (a) 200% of cumulative payments made by Paul Capital under the Revenue Agreement less the cumulative royalties previously paid to Paul Capital; or (b) the amount which will provide Paul Capital, when taken together with the royalties previously paid, a 22% internal rate of return (the “Put/Call Price”). During the term of the agreement through September 30, 2008, we and Guardian II have paid approximately $14,262,000 in royalty payments to Paul Capital. Upon a bankruptcy event, the terms of the Revenue Agreement require Oscient and Guardian II to repurchase the Paul Capital royalty interest at the Put/Call Price. In the event of a change of control of Oscient, we have the right to repurchase the Paul Capital royalty interest for an amount equal to the Put/Call Price. We have determined that Paul Capital’s put option and our call option meet the criteria to be considered an embedded derivative and should be accounted for as such. We recorded a net liability of $1,005,000 related to the put/call option to reflect its estimated fair value as of the date of the agreement, in accordance with SFAS No. 133. This liability is revalued on a quarterly basis to reflect any changes in the fair value and any gain or loss resulting from the revaluation will be recorded in earnings. As of September 30, 2008, the fair value of the derivative is approximately $898,000 which reflects a change in the fair value of approximately $88,000 which has been recorded as a gain on derivative in the consolidated statements of operations.

During the first two fiscal years immediately following the fiscal year in which combined annual net sales of ANTARA and FACTIVE are equal to or greater than $125 million, Oscient and Guardian II have the right, but not the obligation, to reduce the royalty percentages due under the Revenue Agreement to Paul Capital by 50% by paying Paul Capital a price in cash which will provide Paul Capital, when taken together with the royalties previously paid, a 22% internal rate of return. During the first two fiscal years immediately following the fiscal year in which combined annual net sales of ANTARA and FACTIVE are equal to or greater than $250 million, Oscient and Guardian II have the right, but not the obligation, to repurchase the Paul Capital royalty interest at a price in cash which will provide Paul Capital, when taken together with the royalties previously paid, a 22% internal rate of return.

Guardian II entered into a Note Purchase Agreement, (the “Note Purchase Agreement”), with Paul Capital pursuant to which Guardian II issued and sold a $20,000,000 aggregate principal amount of 12% senior secured note, (“the Note”), due on the fourth anniversary of the closing date, subject to Guardian II’s option to extend the maturity to the sixth anniversary of the closing date, provided (i) there are no defaults under the Note at the time, and (ii) we issue to Paul Capital, at the time of the exercise of such option, a warrant for a number of shares of common stock equal to 10% of the principal balance plus accrued interest divided by $6.94, with an exercise price of $6.94 per share. If we exercise such option, the number of shares subject to the warrant issuable to Paul Capital would be between 288,018 shares and 367,529 shares, depending upon the amount, if any, of the interest payable on the Note we elect to have added to the principal of the Note rather than paid in cash as described below.

Interest is payable semi-annually in arrears on the last day of each of March and September. Guardian II has the option to pay interest in cash or to have 50% of the interest paid in cash and 50% of the interest added to principal. In the event of a change of control of Oscient or on or after the second anniversary of the closing, Oscient and Guardian II may at its option prepay all or any part of the Note at a premium which declines over time. In the event of default, with “event of default” defined as a continuing Put Event under the Revenue Agreement as described in more detail above, the outstanding principal and interest in the Note will become immediately due and payable. From inception of the Note Purchase Agreement, we exercised our option to add interest expense payable to the principal of the Note. As of September 30, 2008, the amount added to the principal was approximately $2,675,000. This amount is recorded as other long-term liabilities on the consolidated balance sheets.

Subject to the Revenue Agreement and the Note Purchase Agreement, without the prior written consent of Paul Capital, Oscient and Guardian II have agreed not to (i) amend, waive any rights under, or terminate any material license agreements, including the agreements relating to the ANTARA and FACTIVE products, (ii) enter into any new agreement or amend or fail to exercise any of its material rights under existing agreements that would have a material adverse effect on Paul Capital’s royalty interest, and (iii) sell any material assets related to ANTARA or FACTIVE.

Pursuant to the terms of the Revenue Agreement and the Note Purchase Agreement, Guardian II and Paul Capital entered into a Security Agreement, (the “Security Agreement”), under which Guardian II granted to Paul Capital a security interest in and to substantially all assets owned by Guardian II (including rights to the ANTARA products) in order to secure its performance under each of the Revenue Agreement, the Note Purchase

Agreement and the Note. To the extent the indebtedness under certain of our pre-existing debt obligations is refinanced or replaced and such replacement or refinancing indebtedness is secured, we have agreed to equally and ratably secure our obligations under the Revenue Agreement.

As part of the financing, we and Paul Capital also entered into a Common Stock and Warrant Purchase Agreement, (the “Stock and Warrant Purchase Agreement”), pursuant to which, in exchange for $10 million, Oscient sold to Paul Capital 1,388,889 shares (the “Shares”) of the Common Stock, at a price of $7.20 per share (the “Private Placement”) and issued Paul Capital a warrant (the “Warrant”) to purchase 288,018 shares of Common Stock (the “Warrant Shares”) at an exercise price of $6.94 per share. The Warrant is exercisable for seven years from the date of closing. The Warrant contains a net share settlement feature and penalties if Oscient does not deliver the applicable amount of Warrant Shares within three trading days of exercise of a Warrant by Paul Capital. The Warrant also contains provisions providing that, at Paul Capital’s election, Oscient must re-purchase the Warrant from Paul Capital upon a sale of the Company in which the consideration for such sale is solely cash. The warrant has not been exercised as of September 30, 2008. We agreed, pursuant to the Stock and Warrant Purchase Agreement, to elect one person designated by Paul Capital to our Board of Directors following the closing and to continue to nominate one person designated by Paul Capital for election to our Board of Directors by our shareholders. The director designated by Paul Capital shall resign and we shall no longer be required to nominate a director designated by Paul Capital upon the later of the following events: (1) if Paul Capital ceases to own at least five percent of our Common Stock or securities convertible into our Common Stock; (2) if we owe Paul Capital less than $5,000,000 under the Note pursuant to the Note Purchase Agreement; (3) the cumulative payments to Paul Capital made by us under the terms of the Revenue Agreement first exceed 250% of the consideration paid to us by Paul Capital; or (4) if the amounts due by us pursuant to the Revenue Agreement cease to be due. If at any time Paul Capital’s designee is not elected to our Board of Directors, Paul Capital’s designee will have a right to participate in all meetings of our Board of Directors in a non-voting observer capacity.

On November 5, 2008, we, along with our wholly-owned subsidiary Guardian II entered into a first amendment (the “Amendment”) to the Revenue Agreement with Paul Capital. The effectiveness of the Amendment is contingent upon, among other closing conditions, the closing of our pending Exchange Offer with respect to our 3.50% Convertible Senior Notes due 2011 (the “Exchange Offer”).

The Amendment provides that Paul Capital will consent to the grant by Guardian II of a second-ranking security interest in and to the assets of Guardian II to secure Guardian II’s guarantee of the notes that will be issued in the Exchange Offer. Guardian II granted a first priority security interest to Paul Capital in 2006 in substantially all of its assets in order to secure our obligations and Guardian II’s obligations under the Revenue Agreement and the Note Purchase Agreement dated July 21, 2006.

Under the terms of the Amendment, in the event that the sum of the net sales of ANTARA and FACTIVE in the U.S. and the gross margin received by us from sales of FACTIVE outside of the U.S. (for which the definition has been expanded to include in this Amendment) is less than 85% of certain specified annual sales thresholds, then Paul Capital will be entitled to (i) an increase from 9% to 12% in the applicable royalty percentage payable on the first $75 million of sales of such products in the applicable year, and (ii) an increase from 6% to 8% in the applicable royalty percentage payable on net sales of such products in excess of $75 million and less than $150 million in the applicable year. The specified sales thresholds are $115 million in 2009, $135 million in 2010, $150 million in 2011 and $175 million thereafter through the term. Furthermore, the Amendment provides that in the event that we fail to achieve the specified sales threshold in any applicable year, the increased applicable royalty percentage shall also be payable on the net sales of any future drug products acquired or in-licensed by us or our subsidiaries. The increase in the applicable percentage payable on net sales shall be limited to a maximum payment to Paul Capital of $2.25 million per year and $15 million during the term of the Revenue Agreement, and in no event shall such payment exceed the amount which Paul Capital would have received in the applicable year had the specified sales threshold for that year been achieved.

The Amendment also provides that in the event that we or our subsidiaries acquire or in-license additional drug products, we shall make a one-time milestone payment to Paul Capital of $1.25 million on the second anniversary of our first commercial sale of any such product.

Under the terms of the Amendment, in the event that we and Paul Capital determine that the fair market value of the collateral in which Paul Capital has been granted a security interest by Guardian II is less than the Put/Call Price, we will elect, in our sole discretion, to either grant Paul Capital a security interest in 25% of each additional drug product acquired or in-licensed by us or our subsidiaries, or pay Paul Capital $1.5 million on the second year anniversary of our first commercial sale of each such product.

The Amendment also provides that any acceleration or failure to pay the notes to be issued in the Exchange Offer shall be considered a Put Event.

Upon the effectiveness of the Amendment, we will issue to Paul Capital (i) a $2.0 million aggregate principal amount note which will be substantially identical to the notes issued in the Exchange Offer and (ii) 500,000 shares of our common stock. We also have granted certain registration rights to Paul Capital with respect to the note and the shares. Additionally, upon the effectiveness of the Amendment, we agreed to amend the exercise price of the Common Stock Purchase Warrant dated August 18, 2006 issued to Paul Capital to be equal to the closing price of our Common Stock on the NASDAQ Global Market on the date immediately preceding the closing of the Exchange Offer.

The effectiveness of the Amendment is contingent upon, among other things, Paul Capital entering into the Intercreditor Agreement, Guardian II entering into a security agreement granting the second ranking security interest and the closing of the Exchange Offer.

If the Exchange Offer is consummated, it will be accounted for as a troubled debt restructuring in accordance with SFAS No. 15. The Company will record any costs associated with the Amendment (including repricing of warrants and issuance of new common shares) as an offset to the gain on restructuring. However, any contingently determinable costs associated with the Amendment will be expensed when considered probable and reasonably estimable.

Contractual Obligations

Our major outstanding contractual obligations relate to our convertible promissory notes, our facility leases and our financing agreements with Paul Royalty Fund Holdings II, LP, through which we funded our acquisition of ANTARA. The following table summarizes our significant contractual obligations as of December 31, 2007 and the effect such obligations are expected to have on our liquidity and cash flow in future periods (in thousands).

	2008	2009	2010	2011	2012	Thereafter	Total
Operating leases	$5,544	$5,822	$6,014	$2,005	$469	$19	$19,873
Sublease contracted income	(2,795)	(746)	(716)	(122)	—	—	(4,379)
Current sublease forecasts(a)	—	(500)	(563)	(96)	—	—	(1,159)

	2,749	4,576	4,735	1,787	469	19	14,335
Convertible promissory notes, including interest(b, c)	7,927	24,952	7,927	228,803	—	—	269,609
Term Loan(d)	1,321	1,402	26,625	—	—	—	29,348

Total forecasted contractual obligations	$11,997	$30,930	$39,287	$230,590	$469	$19	$313,292

(a)	The current market reflects lower demand and cost for space, as well as shorter term leases.
(b)

Upon the closing of the convertible debt exchange in May 2007, we exchanged approximately $9.0 million of GeneSoft promissory notes plus accrued interest of approximately $1.6 million for approximately

$13.7 million of 3.5% senior convertible promissory notes due in April 2011. Approximately $13.3 million plus accrued interest of the original GeneSoft promissory notes remain outstanding as of June 30, 2008 and are due February 9, 2009

(c)

In the quarter ended June 30, 2007, we issued $60 million in principal amount of 3.5% senior convertible promissory notes due in April 2011 and also refinanced approximately $151.9 million in principal amount of 3 1/2% senior convertible promissory notes due in April 2011. These notes are convertible into shares of our common stock at the option of the holders at a conversion price of $13.50 per share. In connection with the issuance, we recorded deferred financing costs of approximately $6.1 million which is being amortized to interest expense on a straight-line basis over the period the notes are outstanding.

(d)

Pursuant to the financing of our acquisition of ANTARA, our wholly owned subsidiary, Guardian II Acquisition Corporation, entered into a Note Purchase Agreement with Paul Capital pursuant to which Guardian II issued and sold a $20.0 million aggregate principal amount of 12% senior secured note due on the fourth anniversary of the closing date, subject to Guardian II’s option to extend the maturity to the sixth anniversary of the closing date. Interest is payable semi-annually in arrears on the last day of each of March and September. Guardian II has the option to pay interest in cash or to have 50% of the interest paid in cash and 50% of the interest added to principal.

(e)	The above contractual obligation table excludes amounts payable to Paul Capital in relation to the Revenue Interests Agreement.

In addition to the amounts reflected in the table above, in the future, we may owe royalties and other contingent payments to our collaborators and licensors, based on the achievement of product sales and specified other objectives and milestones, including a minimum annual product purchase commitment to Ethypharm pursuant to the ANTARA license agreement.

In October 2008, we entered into an amended sublease agreement with one of our tenants. This amended sublease extends the tenant’s term by two years to February 2011 and also subleases additional space from January 2009 until February 2011. Future contracted sublease income will be $1,009,000, $1,081,000 and $184,000 in 2009, 2010, and 2011, respectively.

BUSINESS

We are a commercial-stage pharmaceutical company marketing Food and Drug Administration (FDA)-approved products in the United States. Our strategy is to grow the sales of our existing products and to gain access to new products via transactions, including acquisition, in-licensing and co-promotion. We have developed a commercial infrastructure, including a national sales force calling on targeted primary care physicians, cardiologists, endocrinologists and pulmonologists in the United States.

We currently market two products: ANTARA® (fenofibrate) capsules, a cardiovascular product, and FACTIVE® (gemifloxacin mesylate) tablets, a fluoroquinolone antibiotic. ANTARA is approved by the FDA to treat hypercholesterolemia (high blood cholesterol) and hypertriglyceridemia (high triglycerides) in combination with a healthy diet. We license the rights to ANTARA from Ethypharm S.A. of France (Ethypharm) and began promoting ANTARA in late August 2006. In 2007, ANTARA generated approximately $59 million in net revenues. FACTIVE is indicated for the treatment of community-acquired pneumonia (CAP) of mild to moderate severity and acute bacterial exacerbations of chronic bronchitis, or AECB. We license the rights to gemifloxacin, the active ingredient in FACTIVE tablets, from LG Life Sciences of the Republic of Korea (LG Life Sciences) and launched FACTIVE in the U.S. market in September 2004. In fiscal 2007, FACTIVE generated approximately $21 million in net revenues.

Additionally, we have a novel, late-stage antibiotic candidate, Ramoplanin for the treatment of Clostridium difficile-associated disease (CDAD). We have made the strategic decision to concentrate our financial resources on building our revenues for products promoted to community-based physicians in the United States and are currently seeking to out-license, co-develop or sell the rights to Ramoplanin to a partner.

Our business growth strategy is to increase the sales of our existing products and to gain access to new primary care products via transactions, including acquisition, in-licensing and co-promotion for the U.S. marketplace in order to leverage our existing sales force and commercial infrastructure. Our review of potential additions to our portfolio of marketed products is focused on those products which are commonly prescribed by those primary care physicians that we currently visit during the marketing of ANTARA and FACTIVE. As we currently direct our sales effort largely at those primary care physicians that treat older patients with co-morbities, a range of therapeutic categories can be considered for our portfolio, including cardiovascular, diabetes, metabolic, anti-infectives among others.

We are currently pursuing privately raising additional capital from investors through equity financing, the incurrence of indebtedness, or a combination of equity and debt. We plan to use the additional capital if raised to repay approximately $17 million of indebtedness which comes due in February 2009, for operating cash and to execute our business strategy. We currently do not expect to complete any capital raise before the expiration of the exchange offer and we cannot guarantee that we will be able to raise additional capital in the future.

ANTARA

The Fenofibrate and Cholesterol-Treatment Markets

Nearly 37 million Americans have total cholesterol values above recommended levels and heart disease remains the number one cause of death in the U.S. Abnormal cholesterol and lipid levels, known as dyslipidemia, can lead to the development of atherosclerosis, a dangerous hardening of blood vessels and a primary cause of coronary heart disease. Managing cholesterol levels is a complex undertaking and several therapeutic options are available to treat different types of abnormalities. Statins are the standard of care for lowering high levels of LDL-C (low density lipoprotein cholesterol). Fenofibrate products have demonstrated their utility in managing “atherogenic dyslipidemia” or “mixed dyslipidemia” (also known as lipid abnormalities) which are characterized by high triglycerides, low HDL-C (high density lipoprotein cholesterol), high levels of remnant-like particle cholesterol and a high proportion of cholesterol carried by small, dense LDL particles. Other drugs commonly used to treat lipid abnormalities include niacin and omega-3 fatty acids.

In 2007, total U.S. sales of fenofibrate products were approximately $1.7 billion, a 12% increase over 2006 sales. The fenofibrate market has experienced a 25% average annual growth in sales since 2003.

ANTARA’s sales accounted for approximately 5% of the U.S. fenofibrate sales for the three-month period ending September 30, 2008.

Indications and Efficacy

ANTARA is a once-daily formulation of fenofibrate approved for use in combination with a diet restricted in saturated fat and cholesterol to reduce elevated LDL-C (“bad” cholesterol), triglyceride and apolipoprotein B (free floating fats in the blood) levels and to increase HDL-C (“good” cholesterol) in adult patients with high cholesterol or an abnormal concentration of lipids in the blood. Fenofibrate products work primarily to lower triglycerides and increase HDL-C. ANTARA received FDA approval in November 2004 and is approved and marketed in 43 mg and 130 mg doses. The predominantly prescribed dose is 130 mg while the 43 mg dose is generally used for titration and in patients with impaired renal function. ANTARA was approved based in part on demonstrating its bioequivalence to Abbott Laboratories’ fenofibrate product TriCor®, meaning that, under FDA guidelines, the bioequivalence of the two products does not differ significantly when the two products are given under similar conditions. ANTARA was also studied in the Triglyceride Reduction in Metabolic Syndrome study, known as TRIMS, to measure the impact of ANTARA on cholesterol levels in patients with multiple cardiovascular risk factors and to assess the use of ANTARA without regard to meals.

In the treatment of hypercholesterolemia, ANTARA is approved as adjunctive therapy to diet to reduce elevated LDL-C, total cholesterol (total-C), triglycerides and apolipoprotein B (apo B) and to increase HDL-C in adult patients with primary hypercholesterolemia or mixed dyslipidemia. The effects of fenofibrate at a dose equivalent to 130 mg ANTARA per day were assessed in four randomized, placebo-controlled, double-blind, parallel-group studies. Fenofibrate therapy lowered LDL-C, total-C, and the LDL-C/HDL-C ratio. In these studies, fenofibrate therapy also lowered triglycerides, raised HDL-C and significantly reduced apo B as compared with placebo.

ANTARA is also indicated as an adjunctive therapy to diet for the treatment of hypertriglyceridemia, which affects an estimated 10% of American men over the age of 30 and 10% of American women over the age of 55. In clinical studies, the effects of fenofibrate on serum triglycerides were studied in two randomized, double-blind, placebo-controlled clinical trials of 147 hypertriglyceridemic patients for eight weeks. In patients with hypertriglyceridemia, treatment with fenofibrate at dosages equivalent to 130 mg ANTARA per day effectively decreased very low density lipoprotein (VLDL) triglycerides and VLDL cholesterol.

Mechanism of Action: ANTARA increases lipolysis and elimination of triglyceride-rich particles from plasma by activating lipoprotein lipase and reducing production of apoprotein C-III (an inhibitor of lipoprotein lipase activity). The resulting decrease in triglycerides produces an alteration in the size and composition of LDL from small, dense particles (which are thought to be atherogenic due to their susceptibility to oxidation), to large, buoyant particles. These larger particles have a greater affinity for cholesterol receptors and are catabolized rapidly. ANTARA also activates PPAR-alpha, which induces an increase in the synthesis of apoproteins A-I, A-II and HDL-cholesterol.

Competitive Advantages: The TRIMS study produced exclusive clinical data for ANTARA. In the study, ANTARA was evaluated in patients with elevated triglyceride levels and multiple cardiovascular risk factors. Of the 146 patients studied, 70% had hypertension and 32% had diabetes. The double-blind, placebo-controlled trial measured levels of total cholesterol, triglycerides, HDLs and LDLs, as well as other types of cholesterol, during eight weeks of therapy. In the study, ANTARA demonstrated the ability to reduce triglyceride and increase HDL-C levels after two weeks of therapy. At the end of therapy, patients treated with ANTARA had a statistically significant 37% reduction in their triglyceride levels and a statistically significant 14% increase in their HDL levels. ANTARA is distributed in 130 mg and 43 mg capsule formulations, as compared to the 145 mg and 48 mg tablet formulations of TriCor, which is marketed by Abbott Laboratories.

License Agreement

On August 18, 2006, we acquired rights to ANTARA in the United States from Reliant Pharmaceuticals Inc. (Reliant) for $78.0 million plus approximately $4.3 million for ANTARA inventory, excluding estimated transaction costs. Under the terms of our acquisition of ANTARA, we assumed certain of Reliant’s liabilities related to ANTARA, including obligations to make certain royalty and milestone payments on sales of ANTARA. Under the terms of one of the licenses we assumed related to ANTARA, we are obligated to make certain royalty payments on sales of ANTARA, which royalty payments are subject to a low single digit increase in the event of a change in control of the Company. The license also limits our ability to co-promote ANTARA with companies other than contract sales organizations or similar companies. Under the terms of our acquisition of ANTARA we were also assigned rights to an exclusive license from Ethypharm S.A. (Ethypharm). Pursuant to the Ethypharm license, in order to maintain the exclusivity of our rights, we must achieve minimum annual sales in the United States until February 2012 or alternatively Ethypharm may elect to convert our exclusive license to a non-exclusive; however we would then have the option to compensate Ethypharm for any shortfall to maintain the exclusive license. As of September 30, 2008, we have recorded approximately $605,000 related to the potential minimum royalty obligation to Ethypharm. During the term of the agreement with Ethypharm, we are obligated to pay a royalty on net sales of ANTARA in the U.S., including a royalty on other fenofibrate monotherapy products in formulations and dosage forms that may be substantially similar or identical to ANTARA developed by us. The license term expires in February 2020 and, absent notice of termination by either party, automatically renews for consecutive periods of two (2) years each. Under the terms of the agreement, at our option, Ethypharm is obligated to either manufacture and deliver to us finished fenofibrate product or deliver active pharmaceutical ingredient (API) to us for encapsulation and packaging. Ethypharm also has a right of first refusal on any divestiture of the ANTARA rights by us. Additional Oscient obligations under the Ethypharm agreement include funding a portion of the active pharmaceutical ingredient safety stock that Ethypharm is required to maintain.

Pursuant to the terms of our acquisition of ANTARA from Reliant, we also acquired the New Drug Application, or NDA and the Investigational New Drug application, or IND, covering the ANTARA products in the United States, clinical data, inventory, the ANTARA® trademark in the United States and certain related contracts and licenses covering intellectual property rights related to the ANTARA products. We also assumed certain of Reliant’s liabilities relating to the ANTARA products.

We are not required to pay Reliant a royalty on the sale of the ANTARA products; however, we are required to pay a low single-digit royalty to Reliant for a specified time period on net sales of any line extensions and improvements to the ANTARA products that we develop, which include any product containing fenofibrate as the API. We currently do not pay royalties to Reliant. We also agreed that we would not, at any time prior to August 2016, develop or sell any product in the United States that is a combination of fenofibrate and an omega-3 compound without the prior written consent of Reliant. On December 19, 2007, Reliant was acquired by GlaxoSmithKline.

FACTIVE

Infectious Diseases Market

Infectious diseases represent the second leading cause of death worldwide accounting for over 14 million deaths each year, with lower respiratory tract infections alone causing 3.9 million deaths annually. Bacterial infections are the ninth leading cause of death in the U.S. Sales of antibiotics in the U.S. totaled $14 billion in 2007. Within the antibiotic market, fluoroquinolones, a product class with close to $3.9 billion in annual sales in the U.S. in 2007, have been gaining market share at the expense of older classes of antibiotics, according to Wolters Kluwer, a leading provider of pharmaceutical market data. This is a trend that is expected to continue as resistance to older antibiotic classes increases.

The principal classes of antibiotics include beta-lactams, fluoroquinolones, macrolides, tetracyclines, aminoglycosides, glycopeptides and trimethoprim combinations. Bacterial resistance to existing antibiotics has increased in recent years, leading to bacterial infection recurrences, treatment failures and higher costs. These factors have fueled a growing need for more effective products in existing antibiotic classes, as well as for products with new mechanisms of action.

Acute Bacterial Exacerbations of Chronic Bronchitis: Chronic bronchitis is a health problem associated with significant morbidity and mortality. It is estimated that chronic bronchitis affects approximately 9 million adults in the United States. Patients with chronic bronchitis are prone to frequent exacerbations, characterized by increased cough and other symptoms of respiratory distress. Longitudinal studies have estimated that 1 to 4 exacerbations occur each year in patients with chronic bronchitis; studies estimate that two-thirds are caused by bacteria. Exacerbations are estimated to account for approximately 12 million physician visits per year in the U.S. Antibiotic therapy, the standard treatment for acute bacterial exacerbations of chronic bronchitis, or AECB, is typically effective in reducing the course of illness for patients. Fluoroquinolones are frequently used to treat AECB due to their activity versus Haemophilus influenzae and Moraxella catarrhalis, two of the most common causes of these infections. Newer fluoroquinolones have enhanced activity versus Streptococcus pneumoniae, or S. pneumoniae, another common cause of these infections.

Community-Acquired Pneumonia: Community-acquired pneumonia, or CAP, is a common and serious illness in the United States. Of the estimated 4 to 5 million cases per year of CAP, nearly 1 million cases occur in patients over the age of 65. CAP cases result in approximately 10 million physician visits and as many as 1 million hospitalizations annually. Antibiotics are the mainstay of treatment for most patients with pneumonia, and where possible, antibiotic treatment should be specific to the pathogen responsible for the infection on a case by case basis. However, since the responsible pathogen is not identified in a high proportion of patients with CAP, physicians usually take an empiric approach to treatment in the first instance. Over the last decade, resistance to penicillins and macrolides has increased significantly, and in many cases, fluoroquinolones are now recommended as a first line of therapy due to their efficacy against a wide range of respiratory pathogens, including many antibiotic resistant strains. The most recent treatment guidelines from the Infectious Diseases Society of America and the American Thoracic Society recommend fluoroquinolones as a first-line treatment for certain higher-risk patients with CAP and as therapy for treating patients with pneumonia in geographic regions of the U.S. with high levels of macrolide-resistant S. pneumoniae.

Indications and Efficacy

FACTIVE is a member of the fluoroquinolone class of antibiotics. In April 2003, FACTIVE was approved by the FDA for the five-day treatment of AECB and seven-day treatment of CAP of mild to moderate severity. In July 2003, FACTIVE was also approved by the FDA to treat CAP caused by multi-drug resistant S. pneumoniae, a growing clinical concern. Multi-drug resistant S. pneumoniae, or MDRSP, is defined as S. pneumoniae resistant to two or more of the following antibiotics: penicillin, second-generation cephalosporins (such as cefuroxime), macrolides, tetracyclines, and trimethoprim/sulfamethoxazole. In May 2007, FACTIVE was approved by the FDA for the five-day treatment of CAP.

FACTIVE has potent in vitro activity against a wide range of Gram-positive, Gram-negative and atypical pathogens, including key respiratory pathogens, such as S. pneumoniae, H. influenzae and M. catarrhalis. FACTIVE is bactericidal at clinically achievable concentrations. Gemifloxacin, the active ingredient in

FACTIVE, has minimum inhibitory concentrations, or MICs, as low as 0.032 µg/ml for S. pneumoniae. In clinical trials, FACTIVE has been administered to approximately 8,000 patients and had a good overall safety and tolerability profile. FACTIVE has been the subject of over 200 scientific publications and has been mentioned in nearly 300 scientific articles. Among the research published are data from a study involving 438 subjects indicating that a statistically significant higher percentage of patients treated with FACTIVE (71%) remained free of AECB recurrences than those treated with a comparator agent (58.5%) over a six-month period following treatment.

Mechanism of Action: FACTIVE tablets act by inhibiting bacterial DNA synthesis through the inhibition of both DNA gyrase and topoisomerase IV, two enzymes essential for bacterial growth and survival. Strains of S. pneumoniae showing mutations in both DNA gyrase and topoisomerase IV (double mutants) are resistant to most fluoroquinolones. Since gemifloxacin has the ability to inhibit both target enzymes at therapeutically relevant drug levels, some of these S. pneumoniae double mutants remain susceptible to FACTIVE. FACTIVE is also active against many strains of S. pneumoniae that are resistant to other classes of antibiotics.

Clinical Efficacy: The clinical development program for FACTIVE included 19 Phase III trials in respiratory tract infections. FACTIVE was studied for the treatment of acute bacterial exacerbations of chronic bronchitis in three pivotal, non-inferiority, double-blind, randomized, active-controlled clinical trials using 320 mg once daily for five-days. In these principal Phase III AECB studies, FACTIVE given once daily for five-days was at least as effective as the comparators given for seven-days, with clinical response rates in the FACTIVE arms ranging from 85.4% to 93.6%. FACTIVE was also studied for the treatment of CAP in three double-blind, randomized, active-controlled clinical studies, one open, active-controlled study, and two uncontrolled studies. The results of these studies showed that gemifloxacin was effective in the treatment of mild to moderate CAP.

Safety and Tolerability: FACTIVE tablets have been studied in approximately 8,000 patients in clinical trials and we estimate that to date, approximately 920,000 prescriptions have been dispensed for FACTIVE since its launch in September 2004. In clinical trials, the incidence of adverse events reported for FACTIVE tablets was low and comparable to comparator drugs, namely beta-lactam antibiotics, macrolides and other fluoroquinolones. Most adverse events were described as mild to moderate. The most common adverse events reported in FACTIVE clinical trials were diarrhea, rash and nausea. In clinical trials across all durations of therapy, rash was reported in 2.8% of patients receiving gemifloxacin and was more commonly observed in patients with treatment durations greater than seven-days and patients less than 40 years of age, particularly females. In clinical trials conducted in 3,696 patients treated with five-days of FACTIVE therapy, the rate of rash reported was 1.1% vs. 0.7% for comparator antibiotics. Since the launch of the drug, the post-marketing adverse events reported have been consistent with those observed in the clinical development program, and with the fluoroquinolone class as a whole.

Competitive Advantages: We believe the competitive advantages of FACTIVE tablets include:

•	FACTIVE has been shown in in vitro studies to be active against many bacterial isolates resistant to other classes of antibiotics.

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FACTIVE is the most active fluoroquinolone against S. pneumoniae, one of the most prevalent pathogens found in lower respiratory tract infections, compared to the currently marketed fluoroquinolones (MIC90 0.032 µg/mL).

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FACTIVE has a dual mechanism of action in bacteria, targeting two enzymes essential for bacterial growth and survival at therapeutically relevant drug levels, and as a result we believe FACTIVE has low potential for generating bacterial resistance.

•	FACTIVE can be dosed once daily, with short courses of therapy (five-days) for both AECB and CAP.

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FACTIVE is effective in the treatment of CAP due to penicillin-resistant S. pneumoniae and due to MDRSP. In clinical trials, of 22 patients with MDRSP treated with FACTIVE for seven-days, 19 (87%) achieved both clinical and bacteriological success at follow-up.

•	FACTIVE achieves high concentration levels in lung and bronchial tissues and in secretions.

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FACTIVE has composition of matter patent protection which extends into 2018, longer than the composition of matter patent protection for any currently marketed fluoroquinolone or other antibiotic widely used to treat respiratory tract infections.

Post-Marketing Commitments: As a post-marketing commitment to the FDA, we completed a Phase IV trial of FACTIVE. This prospective, randomized study examined the activity of FACTIVE tablets (5,000 patients) versus an active comparator (2,500 patients) in treating patients with mild to moderate CAP or AECB. The study included patients of different ethnicities so that safety information in populations not substantially represented in the existing clinical trial program could be collected, specifically as it relates to rash. This Phase IV trial was initiated in the fall of 2004 and was completed in February 2007. The final report of the utilization study was submitted to the FDA in March of 2008. In the future, we need only to provide the FDA with annual reports containing safety information.

Recent developments: On July 7, 2008, we received notice from the FDA directing that the prescribing information for all fluoroquinolone products, including FACTIVE, be revised to include a Boxed Warning relating to the risk of tendonitis and tendon rupture associated with the use of fluoroquinolone product. Warnings regarding the risk of tendon related adverse events were already included in the prescribing information, as part of a class labeling, for all fluoroquinolones. The FDA has cautioned that such risk is increased in patients over the age of 60 and in those on concomitant corticosteroid therapy, as well as kidney, heart and lung transplant recipients. The FDA has also required that all manufacturers of fluoroquinolones submit a Medication Guide. We have finalized the changes to the package insert and Medication Guide as required by FDA to ensure patient safety and improve physician understanding of the risk-benefit profile for fluoroquinolone products, including FACTIVE. We have also submitted a proposed Risk Evaluation and Mitigation Strategy (“REMS”) as required by FDA of all sponsors of fluoroquinolone products to ensure patients’ safe and effective use of such products.

Additional Development of FACTIVE

Five-Day Treatment of CAP: We completed a clinical trial to demonstrate that a five-day course of FACTIVE for the treatment of mild to moderate CAP is as effective as the previously approved seven-day course of treatment. On September 21, 2006, we received an approvable letter from the FDA for the supplemental New Drug Application (sNDA) seeking approval for the five-day treatment of CAP with FACTIVE tablets. In accordance with the letter, we provided clarification and additional interpretation regarding certain data included in the application to assist the FDA in its evaluation. On May 1, 2007, the FDA approved FACTIVE for the five-day treatment of CAP.

In the five-day CAP clinical trial, a five-day course of therapy with FACTIVE was shown to be as effective as the FDA-approved seven-day course of treatment, with both arms displaying excellent clinical response rates. Further, data showed that the bacteriological and radiologic success rates with five-days of therapy were also non-inferior to the success rates with seven-days of therapy. The multicenter, randomized, double-blind study enrolled 510 patients with CAP, with 469 patients comprising the per protocol group. Investigators measured clinical and bacteriological response at end of therapy as well as clinical, bacteriological and radiologic response at follow-up (two to three weeks post therapy). Clinical response at follow-up, the primary endpoint, in the per protocol group was 95% for the five-day treatment arm and 92% for the seven-day treatment arm (95% CI: -1.48, 7.42), demonstrating non-inferiority between the two groups. Further, clinical response at end of therapy in the per protocol group was 96% for the five-day group and 96% for the seven-day group (95% CI: -3.85, 3.42).

The study also yielded encouraging results for bacteriological response. Bacteriological response in the per protocol population was 91% for the five-day and seven-day groups at follow-up (95% CI: -6.89, 7.93) and 94% for the five-day group and 96% for the seven-day group (95% CI: -8.27, 3.25) at end of therapy. The study demonstrated radiologic response at follow-up in the per protocol population of 98% for the five-day arm and 93% for the seven-day arm (95% CI: 0.35, 7.91). FACTIVE was well-tolerated in the study, with a low withdrawal rate due to adverse events: 1.2% for the five-day group and 2.0% for the seven-day group. The most common adverse event reported was a laboratory finding of elevated liver enzymes (increased ALT and increased AST). Analysis of all ALT/AST values demonstrated that the elevations were significantly associated with baseline ALT levels (elevated in many patients) with no significance or association with a particular treatment group. There was also no evidence of symptomatic hepatic events. In addition, the rate of drug-related rash in both treatment groups was low: 0.4% for the five-day arm and 2.8% for the seven-day arm. There were no withdrawals due to rash.

Acute Bacterial Sinusitis: As part of the FACTIVE development program, several studies relating to acute bacterial sinusitis, or ABS, were completed, and, in November 2005, we filed an sNDA for ABS. In September 2006, the FDA’s Anti-Infective Drugs Advisory Committee voted not to recommend approval of this sNDA. In November 2006, we voluntarily withdrew our sNDA seeking approval of the ABS indication.

FACTIVE IV: An intravenous formulation of gemifloxacin has also been studied. If we elect to further pursue such a formulation, additional formulation development will be necessary before initiating a bioequivalence study.

License Agreement with LG Life Sciences

We license the rights to gemifloxacin, the active ingredient in FACTIVE tablets, from LG Life Sciences. We have the rights to commercialize gemifloxacin in North America, France, Germany, the United Kingdom, Luxembourg, Ireland, Italy, Spain, Portugal, Belgium, the Netherlands, Austria, Greece, Sweden, Denmark, Finland, Norway, Iceland, Switzerland, Andorra, Monaco, San Marino, Vatican City, Poland, Czech Republic, Slovakia, Slovenia, Hungary, Estonia, Latvia, Lithuania, Liechtenstein, Malta, Cyprus, Romania, Bulgaria, Croatia, Serbia and Montenegro, Bosnia and Herzegovina, Albania and the Former Yugoslav Republic of Macedonia. The term of the agreement with respect to each country extends at least through the life of the patents covering gemifloxacin in such country. In the United States, the last of the currently issued patents for composition of matter expires in 2018. The patent term could extend further in countries outside of the U.S. depending upon several factors, including whether we obtain patent extensions and the timing of our commercial sale of the product in a particular country.

Under the terms of the agreement, LG Life Sciences has agreed to supply and we are obligated to purchase from LG Life Sciences all of our anticipated commercial requirements for the FACTIVE active pharmaceutical ingredient, or API. LG Life Sciences currently supplies the FACTIVE API from its manufacturing facility in South Korea.

The agreement with LG Life Sciences also requires that we achieve a minimum gross sales level of $30 million from our licensed territories over a 12-month period of time starting in approximately the third quarter of 2007 to the third quarter of 2008 which, if not met, LG Life Sciences could elect to terminate the agreement and have the technology be returned to LG Life Sciences. Based on data available at the time of this filing, including unaudited data from our logistics provider and sublicensees, we believe that we have achieved the minimum gross sales threshold level. LG Life Sciences began an audit of this data in the fourth quarter of 2008. Under this agreement, we are responsible, at our expense and through consultation with LG Life Sciences, for the clinical and commercial development of gemifloxacin in the countries covered by the license, including the conduct of clinical trials, the filing of drug approval applications with the FDA and other applicable regulatory authorities and the marketing, distribution and sale of gemifloxacin in our territory.

We are obligated to pay a royalty on sales of FACTIVE in North America and the territories covered by the license in Europe. These royalty obligations expire with respect to each country covered by the agreement on the later of (i) the expiration of the patents covering FACTIVE in such country or (ii) the expiration of data exclusivity in Mexico, Canada or the European Union respectively, or 2014 in the U.S. We are also obligated to make aggregate milestone payments of up to approximately $40 million (not including payments to LG Life Sciences previously made pursuant to up-front obligations or achievements of certain milestones) including milestone payments required by the amendments described below upon achievement of additional regulatory approvals and sales thresholds.

Collaborations and Partnerships for FACTIVE

Pfizer, S.A. de C.V. On February 6, 2006, we entered into a Sublicensing and Distribution Agreement with Pfizer, S.A. de C.V. (Pfizer Mexico), pursuant to which we sublicensed our rights to market FACTIVE tablets in Mexico to Pfizer Mexico. In exchange for those rights, Pfizer Mexico has made an up-front payment and has agreed to pay milestone payments upon obtaining certain regulatory approvals and sales goals, as well as royalties on future sales. The up-front payment is being recognized as revenue over the term of our continuing obligations under the agreement. These royalty rates are subject to reduction upon expiration of certain patents in Mexico for FACTIVE or if a generic form of gemifloxacin has a material impact on Pfizer Mexico’s sales volumes in Mexico. Pfizer Mexico is obligated to exclusively purchase from us, and we must exclusively supply, all API for FACTIVE. The agreement with Pfizer Mexico may be terminated by either party upon the occurrence of certain termination events, including Pfizer Mexico’s right to terminate at any time after August 2007, the first anniversary of launch of FACTIVE tablets in Mexico upon six-months prior written notice. Upon termination, Pfizer Mexico is obligated to assign any and all rights to regulatory approvals in Mexico to us or our designee.

In October 2006, Pfizer Mexico launched its promotion and marketing of FACTIVE-5 in Mexico for the five-day treatment of acute bacterial exacerbations of chronic bronchitis (AECB), acute bacterial sinusitis (ABS) and community-acquired pneumonia (CAP).

Abbott Laboratories Ltd. On August 9, 2006, we granted the commercialization rights to FACTIVE tablets in Canada to Abbott Laboratories, Ltd. (Abbott Canada), the Canadian affiliate of Abbott. In exchange for those rights, Abbott Canada agreed to a transfer price on product purchases and to make certain payments to us upon achievement of certain regulatory and sales milestones. FACTIVE tablets are currently approved in Canada for the five-day treatment of AECB. We subsequently amended the agreement on January 31, 2008 whereby Abbott Canada’s development and commercialization obligations were substantially reduced. In accordance with the terms of the amendment, Abbott Canada will continue to maintain FACTIVE tablets in its current product price list and it will continue to pay us a transfer price on FACTIVE tablets purchases. Abbott Canada is not required to pursue the CAP and ABS indications. Additionally, the amendment provides that we can terminate the agreement at any time with prior notice to Abbott Canada and Abbott Canada can terminate with prior notice to us after November 30, 2008.

Menarini International Operation Luxembourg SA. We entered into a License, Supply and Marketing Agreement with Menarini International Operation Luxembourg SA (Menarini), a wholly-owned subsidiary of Menarini Industrie Farmaceutiche Riunite S.r.l. dated December 28, 2006, whereby we sublicensed our rights to sell FACTIVE tablets in the European Union to Menarini. Under the terms of our agreement, Menarini is responsible for obtaining regulatory approval for FACTIVE in the European Union, and Oscient has agreed to reimburse Menarini for expenses associated with such regulatory development up to an agreed limit. Menarini has also paid us an up-front payment which is being recognized over the term of our continuing obligations under the agreement of approximately thirty-three months. Menarini has also agreed to pay us milestone payments upon obtaining certain regulatory and reimbursement approvals and upon achieving certain annual net sales goals, which could total up to $23.0 million, if all the milestones are achieved. Menarini will pay us a transfer price on purchases of the active pharmaceutical ingredient, or API, for FACTIVE, which is determined based on a percentage of quarterly sales of FACTIVE by Menarini in Europe. Menarini is also obligated to exclusively purchase from us, and we must exclusively supply, all API for FACTIVE to be sold in Europe for the earlier of (i) the expiration of the life of certain patents covering the product or (ii) expiration of data exclusivity. Our agreement with Menarini may be terminated by either party upon the occurrence of certain termination events, including Menarini’s right to terminate if the European regulatory authorities do not recommend approval of FACTIVE at various stages of the approval process with a package insert, or label, that meets certain requirements as to the safety, dosing and indications for which FACTIVE may be prescribed. Menarini may also terminate the agreement if it does not receive approval for reimbursement from European member countries that is above a certain minimum price per tablet. Upon termination, Menarini is obligated to assign any and all rights to regulatory approvals in the European Union to Oscient or its designee. In the first quarter of 2008, Menarini submitted a regulatory filing seeking approval of FACTIVE in Europe for the treatment of community-acquired pneumonia and acute bacterial exacerbations of chronic bronchitis.

Ramoplanin

Clostridium difficile-Associated Disease (CDAD)

CDAD, a serious form of colitis caused by toxins produced by the Gram-positive bacterium Clostridium difficile (C. difficile), is the most commonly recognized microbial cause of diarrhea, resulting from high rates of colonization in hospitalized patients and the frequent use of antimicrobials. About 3% of healthy adults and 16 to 35% of hospital patients are colonized with C. difficile either prior to or during admission. Because it is a spore-forming bacterium, C. difficile is readily spread from person to person, especially in the hospital and nursing home environment. Under certain conditions, such as extended antibiotic therapy and gastrointestinal surgery, C. difficile can colonize the gut and release toxins, leading to bowel inflammation and severe diarrhea. Severe cases can occur and involve the development of fulminant colitis (severe inflammation of the colon); such occurrences can be life threatening, especially in elderly or immunocompromised populations.

Over 400,000 patients are treated in U.S. hospitals each year for CDAD. CDAD is associated with an average increased hospital stay of 3.6 days and an average increase in hospital costs of over $3,600 per patient. It is estimated that the annual increase in hospital costs attributable to CDAD exceeds $1 billion in the U.S.

Two studies published in The New England Journal of Medicine in December 2005 describe a new strain of C. difficile, one that produces 16 to 23 times more toxins in vitro than do other strains, thus potentially contributing to its virulence. The very high incidence and mortality rates are of particular concern with this new strain. Data support the concept that this highly virulent strain is causing epidemic disease at certain locations and is associated with more frequent and more severe disease.

Current therapies for the treatment of CDAD include oral metronidazole and oral vancomycin. However, approximately 15 to 20% of patients will experience a relapse of symptoms. The use of oral vancomycin has been associated with the emergence of vancomycin-resistant organisms, including vancomycin-resistant enterococci, or VRE. Resistance has also been reported for metronidazole.

Ramoplanin Overview

In October 2001, we in-licensed U.S. and Canadian rights to Ramoplanin from Vicuron Pharmaceuticals Inc., or Vicuron, a wholly-owned subsidiary of Pfizer Inc., and on February 3, 2006, acquired worldwide rights from Vicuron, assuming full control of Ramoplanin manufacturing, development and commercialization. Ramoplanin is a novel glycolipodepsipeptide antibiotic produced by fermentation of the bacteria Actinoplanes, with activity against Gram-positive aerobic and anaerobic microorganisms. In preclinical studies, Ramoplanin has been shown to be bactericidal against most Gram-positive species, including methicillin-resistant staphylococci, VRE and C. difficile, including the recent epidemic strains. Ramoplanin inhibits the bacterial cell wall peptidoglycan biosynthesis with a mechanism different from that of vancomycin, teicoplanin or other cell wall-synthesis inhibitors. No evidence of cross-resistance between Ramoplanin and other glycopeptide antibiotics has been observed in vitro to date. Ramoplanin has a unique profile that may make it particularly well-suited for killing bacteria in the GI tract.

In 2004, we completed a Phase II trial to assess the safety and efficacy of Ramoplanin in the treatment of CDAD. The open-label study enrolled 87 patients in 24 U.S. sites. The trial compared two doses of Ramoplanin (200 mg and 400 mg twice daily) to vancomycin (125 mg four times daily). Both agents were administered for ten days, during which data on Ramoplanin was collected to measure safety and efficacy. The primary endpoint of the study was response rate at the test-of-cure visit, 7 to 14 days post-therapy. For this trial, the response rates were 60% for Ramoplanin 200 mg, 71% for Ramoplanin 400 mg, and 78% for vancomycin 125 mg in the clinically evaluable population. While the study did not meet its primary endpoint, non-inferiority at the test-of-cure visit, the response rates for all three arms were comparable. A potentially more clinically relevant endpoint, response at the end of therapy, was also assessed. At the end of therapy, the response rates were 83% for Ramoplanin 200 mg, 85% for Ramoplanin 400 mg and 86% for vancomycin 125 mg.

In December 2005, we agreed with the FDA to a Special Protocol Assessment regarding the specific components of a Phase III program that, if completed successfully, would support regulatory approval for the indication. Because the Special Protocol Assessment was agreed to by the FDA in 2005, we cannot guarantee that the FDA will continue to regard it as binding on the agency if and when we or a prospective partner re-initiates the Ramoplanin clinical development process. On January 8, 2008, the United States Patent and Trademark Office (USPTO) issued us a patent relating to methods of use of Ramoplanin for the treatment of CDAD.

Potential Benefits:

We believe the potential benefits of Ramoplanin include:

•	Ramoplanin belongs to a novel class of antibiotics and there have been no observed cases of bacterial resistance or cross-resistance with other antibiotics to date.

•	Ramoplanin is orally administered, but not absorbed into the bloodstream, so it concentrates and exerts its killing effects in the GI tract.

•	Its bactericidal effect may result in lower potential for bacteria to develop resistance.

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Ramoplanin has a Gram-positive spectrum of activity and low potency against Gram-negative anaerobes that normally colonize the GI tract making it less likely that its use will result in the overgrowth of other opportunistic organisms or in the elimination of normal, healthy bacteria.

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Along with its activity against C. difficile, Ramoplanin has demonstrated in vitro activity against methicillin-resistant Staphylococcus aureus (MRSA) and VRE. Both organisms are associated with causing serious infections.

Acquisition of Expanded Rights: In exchange for the assignment of the rights for Ramoplanin under the acquisition agreement with Pfizer, we made a one-time, up-front payment to Pfizer and agreed to make additional milestone payments for regulatory filings and approvals in various countries. We will also pay mid-single-digit to low double-digit royalties to Pfizer on net sales of Ramoplanin dependent upon the territory.

With the acquisition of ANTARA, we have made the strategic decision to concentrate our financial resources on building our revenues for products promoted to community-based physicians in the United States and are currently seeking to out-license, co-develop or sell our rights to Ramoplanin to a partner. There can be no assurance that we will be able to license or divest Ramoplanin or to partner the development of Ramoplanin on acceptable terms, or at all.

SALES AND MARKETING

We market ANTARA and FACTIVE through our sales and marketing organization in the U.S, which is currently comprised of approximately 280 field sales personnel, including 250 sales representatives, as well as district managers and regional sales directors. Sales and marketing functions are located at our New Jersey office. Our sales representatives focus on community-based physicians and opinion leaders who are potential high prescribers of fluoroquinolones and/or fenofibrate products. We have also built a team of professionals with experience in insurance and government reimbursement, medical affairs and marketing. Our strategy is to continue to leverage our existing commercial infrastructure through the acquisition, in-license or co-promotion of additional marketed products to market to community-based physicians in the United States. Longer term, we anticipate expanding our commercial infrastructure to reach additional physicians.

Our strategy includes granting commercialization rights to FACTIVE tablets in territories outside of the U.S. to third parties to leverage the additional resources that a pharmaceutical marketing partner with expertise in such countries can provide. Thus, we have partnered with following entities:

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On February 6, 2006, we sublicensed our rights to sell FACTIVE tablets in Mexico to Pfizer, S.A. de C.V. (Pfizer Mexico), the largest pharmaceutical company in Mexico. Pfizer Mexico is commercializing FACTIVE for community-acquired pneumonia, acute bacterial exacerbations of chronic bronchitis and acute bacterial sinusitis with three national field sales forces and one specialty field sales force.

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On August 9, 2006, we granted the commercialization rights to FACTIVE tablets in Canada to Abbott Laboratories, Ltd. (Abbott Canada), the Canadian affiliate of Abbott; however, on January 31, 2008, we amended the agreement whereby Abbott Canada’s obligations to commercialize FACTIVE tablets were substantially reduced.

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On December 27, 2006, we sublicensed our rights to sell FACTIVE tablets in Europe to Menarini International Operation Luxembourg SA (Menarini), the second largest primary care pharmaceutical company in Europe. Menarini is responsible for obtaining regulatory approval for FACTIVE in Europe and will leverage its regulatory and marketing experience to pursue approval and launch of FACTIVE in Europe. In the first quarter of 2008, Menarini submitted a regulatory filing seeking approval of FACTIVE in Europe for the treatment of community-acquired pneumonia and acute bacterial exacerbations of chronic bronchitis.

COMPETITION

The pharmaceutical industry generally is characterized by rapidly evolving technology and intense competition. Our competitors include pharmaceutical and biotechnology companies both in the United States and abroad. Many of our competitors have substantially greater capital resources, facilities and human resources than we do.

Competition with respect to our products and product candidates is and will be based on, among other things:

•	our sales and marketing expertise,

•	our clinical trial results and post marketing experience,

•	our ability to obtain appropriate regulatory approvals for our product candidates in a cost-efficient and timely manner and subsequently remain in regulatory compliance,

•	our ability to secure adequate reimbursement for our products from public and private healthcare payors,

•	our ability to attract and retain qualified personnel,

•	our ability to obtain patent protection and defend our patent challenges,

•	our ability to in-license product candidates for clinical development,

•	our ability to gain access to new products via co-promotion or in-license agreements or product acquisitions,

•	our ability to secure sufficient capital resources to fund our clinical development and sales and marketing operations, and

•	our ability to secure sufficient capital resources to execute transactions to gain access to new products.

Because we rely primarily on in-licensing, co-promotion and acquisitions of products and product candidates to expand our portfolio, it is important to note that we may also face increasing competition for in-licensing, co-promotion and acquisition opportunities from leading pharmaceutical and biotechnology companies. We cannot be certain that we will be able to in-license product opportunities in the future or acquire new products.

ANTARA

ANTARA is a fenofibrate product approved by the FDA to treat hypercholesterolemia and hypertriglyceridemia in combination with a healthy diet. The marketing of current and additional branded versions of fenofibrate could reduce our net sales of ANTARA and adversely impact our revenues. Currently, the primary competition for ANTARA in the fenofibrate market is TriCor 145 mg, a product manufactured by Abbott Laboratories, which accounted for approximately 89% of U.S. fenofibrate sales for the three-month period ended September 30, 2008. Abbott has announced its development and evaluation of another branded fenofibrate-type product, both as mono and combination therapy.

In addition to TriCor, there are several other branded fenofibrate products which compete with ANTARA. ANTARA competes with Triglide®, a 160 mg fenofibrate product and Fenoglide®, a 120 mg branded fenofibrate product, both which are marketed by Sciele Pharma, Inc., a wholly owned subsidiary of Shionogi & Co. Ltd. Triglide and Fenoglide accounted for approximately 2% of U.S. fenofibrate sales for the three-month period ended September 30, 2008. ANTARA also competes with Lipofen®, a 150 mg fenofibrate product, which is marketed by Kowa Pharmaceuticals America, Inc. Additionally, Abbott Laboratories has developed a new product, TriLipixTM, whose active ingredient is fenofibric acid, the active metabolite of fenofibrate. An NDA has been filed for this product and is currently under review by FDA. In public comments, Abbott has indicated that it expects that FDA will complete its review of TriLipix before the end of 2008.

Additionally, several generic versions of fenofibrate in varying doses are also available for the treatment of dyslipidemias. Revenues from these products accounted for approximately 4% of total U.S. sales of fenofibrate sales in the third quarter of 2008. In May 2005, Teva Pharmaceutical Industries, Ltd. (“Teva”) obtained FDA approval to market a generic version of Abbott Laboratories’ 160 mg TriCor tablet (which is no longer marketed or sold) and Par Pharmaceuticals and Impax Labs received FDA approval for similar generic products in October 2007 and March 2008, respectively. In addition, Solvay S.A., Abbott Laboratories’ partner announced on January 23, 2008, that Teva had filed an Abbreviated New Drug Application (“ANDA”) with a Paragraph IV certification seeking the approval of a generic version of TriCor 145 mg. Additionally, Biovail Corporation announced on September 3, 2008 that it also has filed an ANDA seeking approval for a generic version of TriCor 145 mg. If a generic version of Abbott Laboratories’ TriCor 145 mg product is approved by the FDA, the percentage of total revenues attributable to generic fenofibrate products would likely increase. There are also several other FDA-approved products and products in development for similar indications as ANTARA which could compete with ANTARA, including statins, omega-3 fatty acids (including Lovaza® marketed by GlaxoSmithKline), niacin (including Niaspan® marketed by Abbott), ezetimibe and fixed-dose combination products.

The growth of any of these branded products or the marketing of generic fenofibrate products could result in a decrease in ANTARA sales, create pressure on the price at which we are able to sell ANTARA, reduce our profit margins, reduce our net sales of ANTARA and adversely impact our revenues.

FACTIVE

FACTIVE tablets are approved for the treatment of community-acquired pneumonia of mild to moderate severity and acute bacterial exacerbations of chronic bronchitis. There are several classes of antibiotics that are primary competitors for the treatment of these indications, including other fluoroquinolones (levofloxacin, ciprofloxacin and moxifloxacin), macrolides (clarithromycin and azithromycin) and penicillins (amoxicillin/clavulanate potassium).

Many generic antibiotics are also currently prescribed to treat these infections. Moreover, a number of the antibiotic products that are competitors of FACTIVE tablets have composition of matter patents which have gone or will be going off patent at dates ranging from 2003 to 2016. As these competitors lose patent protection, their manufacturers will likely decrease their promotional efforts. However, makers of generic drugs will likely begin to produce some of these competing products and this could result in pressure on the price at which we are able to sell FACTIVE tablets and reduce our profit margins.

In addition, Orchid has recently filed an ANDA seeking approval to market a generic version of FACTIVE. Currently, final approval of Orchid’s ANDA may not be granted until 2015, because Orchid has not filed a Paragraph IV certification with respect to U.S. Patent No. 5,633,262, which expires in June 2015. However, Orchid could amend its ANDA filing to include a Paragraph IV certification against all of our FDA Orange Book listed patents and attempt to launch a generic version of FACTIVE before 2015. If Orchid were to amend its ANDA to include a Paragraph IV certification with respect to U.S. Patent No. 5,633,262, and we and/or LG Life Sciences initiate a timely patent infringement lawsuit against Orchid, we believe we will be eligible for an automatic thirty-month stay of FDA approval of Orchid’s ANDA.

Ramoplanin

We have completed Phase II clinical trials studying Ramoplanin for the treatment of CDAD. We are aware of two products currently utilized in the marketplace: Vancocin® pulvules (vancomycin), a product marketed by ViroPharma Inc., and metronidazole, a generic product, for treatment of this indication. We are also aware of several other companies with products in development for the treatment of CDAD. Due to strategic and financial considerations, we have suspended the clinical development of Ramoplanin pending identification of a partner, licensee, or buyer for the product.

GOVERNMENT REGULATION

Regulation by governmental entities in the United States and other countries will be a significant factor in the development, manufacturing, distribution and marketing of any product candidates that we develop or commercialize. The extent to which such regulation may apply to us and our licensees will vary depending on the nature of the product. Virtually all of our pharmaceutical products, including expanded uses of our pharmaceutical products, will require regulatory approval by governmental agencies prior to commercialization. In particular, the FDA in the United States and similar health authorities in foreign countries subject human therapeutic and vaccine products to rigorous preclinical and clinical testing, and require review and approval of extensive data in order to permit commercial marketing.

Virtually all aspects of our activities are regulated by federal and state statutes and regulations, and government agencies. The research, development, manufacturing, processing, packaging, labeling, distribution, sale, advertising, promotion, import and export of our products, and disposal of waste products arising from these activities, are subject to regulation by one or more federal agencies and their state equivalents, including the FDA, the Consumer Product Safety Commission, the Occupational Safety and Health Administration and the Environmental Protection Agency, as well as by state and local governments and governmental authorities in those foreign countries in which we or our partners operate.

Noncompliance with applicable regulatory policies or requirements of the FDA or other governmental authorities could subject us to enforcement actions, such as suspensions of product distribution, seizure of products, product recalls, civil monetary and other penalties, criminal prosecution and penalties, injunctions, “whistleblower” lawsuits, failure to approve pending drug product applications or total or partial suspension of product marketing approvals. Similar civil or criminal penalties could be imposed by other government agencies or the agencies of the states and localities in which our products are manufactured, sold or distributed, and could have ramifications for our contracts with government agencies. These enforcement actions would detract from management’s ability to focus on our daily business and would have an adverse effect on the way we conduct our daily business, which could severely impact future profitability.

Product Approval

For innovative, or non-generic, new drugs, an FDA-approved new drug application, or NDA, is required before the drugs may be marketed in the United States. The NDA must contain data to demonstrate that the drug is safe and effective for its labeled uses, and that it will be manufactured to appropriate quality standards. In order to demonstrate safety and effectiveness, an NDA typically must include or reference preclinical data from animal and laboratory testing and clinical data from controlled trials in humans. For a new chemical entity, this generally means that lengthy, uncertain and rigorous pre-clinical and clinical testing must be conducted. For compounds that have a record of prior or current use, it may be possible to utilize existing data or medical literature and limited new testing to support an NDA. Any preclinical laboratory and animal testing must comply with FDA’s good laboratory practice and other requirements. Clinical testing in human subjects must be conducted in accordance with FDA’s good clinical practice and other requirements. In order to initiate a clinical trial, the sponsor must submit an investigational new drug application, or IND, to the FDA or meet one of the narrow exemptions that exist from the IND requirement. Clinical research must also be reviewed and approved by independent institutional review boards, or IRBs, at the sites where the research will take place, and the study subjects must provide informed consent. The FDA also regulates and typically inspects manufacturing facilities, equipment and processes used in the manufacturing of pharmaceutical products before granting approval to market any drug. Each NDA submission requires a substantial user fee payment, unless a waiver or exemption applies. FDA has committed generally to review and make a decision concerning approval on an NDA within 10 months, and on a new priority drug within six months. However, final FDA action on the NDA can take substantially longer, and where novel issues are presented there may be review and recommendation by an independent FDA advisory committee. The FDA can also refuse to file and review an NDA it deems incomplete or not properly reviewable.

Clinical trial programs in humans generally follow a three-phase process. Typically, Phase I studies are conducted in small numbers of healthy volunteers or, on occasion, in patients afflicted with the target disease, to determine the metabolic and pharmacological action of the product candidate in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence of effectiveness. In Phase II, studies are generally conducted in larger groups of patients having the target disease or condition in order to validate clinical endpoints, and to obtain preliminary data on the effectiveness of the product candidate and optimal dosing. This phase also helps determine further the safety profile of the product candidate. In Phase III, large-scale clinical trials are generally conducted in hundreds of patients having the target disease or condition to provide sufficient data for the statistical proof of effectiveness and safety of the product candidate as required by U.S. and foreign regulatory agencies. Federal law and the state of Maine require that clinical trial sponsors register most Phase II and Phase III studies and post results of such studies on a publicly funded internet website. Failure to comply with these requirements can result in civil and criminal penalties and, at the federal level, can render our products misbranded. We believe we are in compliance in all respects with federal clinical trial registration laws and are in the process of bringing the company into compliance with applicable Maine law.

Before proceeding with a study, sponsors may seek a written agreement from the FDA regarding the design, size, and conduct of a clinical trial. This is known as a Special Protocol Assessment, or SPA. Among other things,

Special Protocol Assessments can cover clinical studies for pivotal trials whose data will form the primary basis to establish a product’s efficacy. Where the FDA agrees to a Special Protocol Assessment, the agreement may not be changed by either the sponsor or the FDA except if the sponsor and the FDA agree to a change, or a senior FDA official determines that a substantial scientific issue essential to determining the safety or effectiveness of the product was identified after the testing began. Special Protocol Assessments thus help establish up-front agreement with the FDA about the adequacy of the design of a clinical trial to support a regulatory approval, but the agreement is not binding if new circumstances arise. There is no guarantee that a study will ultimately be adequate to support an approval even if the study is subject to a Special Protocol Assessment.

The FDA can, and does, reject new drug applications, require additional clinical trials, grant approvals on only a restricted basis even when product candidates performed well in clinical trials, or require further studies as a condition of approval. In addition, the Food and Drug Administration Amendments Act of 2007 (FDAAA) permits the agency to require new drug applicants to submit a REMS with the NDA if the agency determines that a REMS is necessary to ensure that the benefits of the drug outweigh the risks.

Generic drugs are approved through an abbreviated process based on the submission to FDA of an abbreviated new drug application, or ANDA. The ANDA must seek approval of a drug product that has the same active ingredient(s), dosage form, strength, route of administration, and labeling as a so-called “reference listed drug” approved under an NDA, although some limited exceptions may be permitted. The ANDA also generally contains limited clinical data to demonstrate that the product covered by the ANDA is absorbed in the body at the same rate and to the same extent as the reference listed drug. This is known as bioequivalence. In addition, the ANDA must contain information regarding the manufacturing processes and facilities that will be used to ensure product quality, and must contain certifications to patents listed with the FDA for the reference listed drug. Special procedures apply when an ANDA contains certifications stating that a listed patent is invalid or not infringed, and if the owner of the patent or the NDA for the reference listed drug brings a patent infringement suit within a specified time (45 days), an automatic stay bars FDA approval of the ANDA for a specified period of time pending resolution of the suit or other action by the court. The amount of testing and effort that is required to prepare and submit an ANDA is generally substantially less than that required for an NDA.

In addition to the NDA and ANDA procedures, there is an additional approval mechanism known as a 505(b)(2) application. A 505(b)(2) application is a form of an NDA where the applicant does not have a right to reference all or some of the data being relied upon for approval. Under current regulations and FDA policies, 505(b)(2) applications can be used where the applicant is relying in part on published literature or on findings of safety or effectiveness in another company’s NDA. This might be done, for example, where the applicant is seeking approval for a new use for a drug that has already been approved for a different use or for a different formulation of the same drug that is already approved for the same use. FDA’s interpretation of the 505(b)(2) pathway is controversial and has not been tested in the courts.

In European Union countries (where our partner, Menarini is currently attempting to gain marketing approval for certain indications of FACTIVE) and in Canada, regulatory requirements and approval processes are similar in principle to those in the United States and can be at least as rigorous, costly and uncertain. Additionally, depending on the type of drug for which an applicant is requesting approval, there are currently two potential tracks for marketing approval in European Union countries: the centralized procedure and a de-centralized process which requires requesting approval on a country-by-country basis. These review mechanisms may ultimately lead to approval in all European Union countries, but each method grants all participating countries some decision making authority in product approval.

Post-Approval Requirements

Products on the market are subject to continual review by the FDA. If previously unknown problems are discovered or if there is a failure to comply with applicable regulatory requirements, the FDA may restrict the marketing of an approved product, cause the withdrawal of the product from the market, or under certain circumstances seek recalls, seizures, injunctions or criminal sanctions. For example, the FDA may require a change in labeling for an approved marketing application or additional studies for any marketed drug product if new information reveals questions about a drug’s safety or effectiveness. In addition, changes to the product, the manufacturing methods or locations, or labeling are subject to additional FDA approval, which may or may not be received, and which may be subject to a lengthy FDA review process.

Manufacturing facilities that produce drugs are subject to extensive regulation both by the FDA, state and local governments, and foreign regulatory authorities. These laws and regulations require, among other things, that our facilities and the facilities of third parties, such as LG Life Sciences, Ethypharm S.A., Patheon Pharmaceuticals Inc. (our third party finished-product manufacturer for FACTIVE tablets) and Catalent Pharma Solutions (our third party packager of ANTARA capsules), be registered with the FDA and other regulatory authorities, comply with current good manufacturing practices requirements, and pass periodic inspections by the FDA and other regulators. Facilities in foreign countries may be subject to inspection by the FDA, local regulators or both. Current good manufacturing practices, or cGMP, require extensive recordkeeping, quality control, documentation and auditing to ensure that products meet applicable specifications. Failure to comply with these requirements can result in warning letters, requirements of remedial action, and, in the case of more serious failures, suspension of manufacturing, seizure, injunctions or recall of product and fines and other penalties. Compliance with these requirements can be time consuming, costly and can result in delays in product approval or product sales.

In addition to cGMP requirements, certain of our products must also be packaged with child-resistant and senior friendly packaging under the Poison Prevention Packaging Act and Consumer Product Safety Commission regulations. Products that do not comply with these requirements can be considered misbranded and subject to seizure, recall, monetary fines, and other penalties.

The distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. States require the registration of manufacturers and distributors who provide pharmaceuticals, including in certain states even if these manufacturers or distributors have no place of business within the state but satisfy other nexus requirements, for example, the shipment of products into such state. States also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that are requiring manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Both the PDMA and state laws limit the distribution of prescription drug product samples to licensed practitioners and impose other requirements to ensure accountability in the distribution of samples.

Other reporting and recordkeeping requirements also apply for marketed drugs, including for most products requirements to review and report cases of adverse events. Product advertising and promotion are subject to FDA and state regulation, including requirements that promotional claims conform to any applicable FDA approval, and be appropriately balanced and substantiated. We are also subject to various federal and state laws pertaining to health care “fraud and abuse,” including the anti-kickback provisions of the Social Security Act, the False Claims Act, the Veterans Healthcare Act, and the implementing regulations and policies of the United States Health and Human Services Office of Inspector General and United States Department of Justice, as well as similar state laws. Anti-kickback laws make it illegal for a prescription drug manufacturer or marketer to solicit, offer, receive, or pay any remuneration in exchange for, or to induce, the referral of business, including the purchase, recommendation or prescription of a particular drug, covered by a federal healthcare program, unless one of several narrow safe harbors or other exceptions applies. False claims laws prohibit anyone from knowingly and willingly presenting, or causing to be presented, for payment to third-party government payors, including Medicare and Medicaid, claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. Many states have their own versions of the False Claims Act, some of which apply regardless of whether the relevant payors are government or private.

Similar laws apply in other countries, including anti-bribery prohibitions in the European Union and member countries of the European Union.

Other Regulatory and Compliance Requirements

Under the laws of the United States, the countries of the European Union and other nations, we and the institutions where we sponsor research are subject to obligations to ensure the protection of personal information of human subjects participating in our clinical trials. In the United States, these laws include the privacy provisions of the Health Insurance Portability and Accountability Act, or HIPAA, the implementing regulations of the United States Department of Health and Human Services, and state medical records privacy laws. We have instituted procedures that we believe will enable us to comply with these requirements and the contractual requirements of our data sources. The laws and regulations in this area are evolving and further regulation, if adopted, could affect the timing and the cost of future clinical development activities.

We are subject to the United States Foreign Corrupt Practices Act, which prohibits corporations and individuals from engaging in specified activities to obtain or retain business or to influence a person working in an official capacity. Under this act, it is illegal to pay, offer to pay, or authorize the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. Our present and future business has been and will continue to be subject to various other laws and regulations.

Pricing and Third-Party Reimbursement

In the United States and elsewhere, sales of therapeutic and other pharmaceutical products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Increasingly, third party payors are challenging the prices charged for medical products and services. As a result, in the future, reimbursement to the consumer could become unavailable or could be insufficient to allow us to sell our products on a competitive and profitable basis, either because our products are deemed to be not cost effective or for some other reason. For example, in some foreign markets, pricing reimbursement or profitability of therapeutic and other pharmaceutical products is subject to governmental control. In Canada this practice has led to lower priced products than in the United States. As a result, importation of products from Canada into the United States may result in reduced product revenues. In the United States there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental pricing reimbursement controls. For example, Congress may give the federal government authority to negotiate drug prices for the Medicare Part D outpatient prescription drug benefit. Currently under Part D, prices are negotiated by the manufacturer with individual Part D plan sponsors or their administrators. Medicare Part B provides separate reimbursement for a limited universe of prescription drugs (primarily physician administered drugs). Currently, reimbursement for most Part B drugs is set at 106% of average sales price (which a manufacturer must report quarterly). Congress may consider proposals to reduce reimbursement for Part B drugs.

In many foreign markets, including the countries in the European Union, pricing of pharmaceutical products is subject to governmental control. In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental pricing controls. While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and results.

Through the commercialization of ANTARA and FACTIVE, we became a participant in the Medicaid rebate program established by the Omnibus Budget Reconciliation Act of 1990, and most recently amended under the Deficit Reduction Act of 2005. Under the Medicaid rebate program, we pay a rebate for each unit of our product reimbursed by Medicaid. The amount of the rebate for each product is set by law as a minimum of 15.1% of the average manufacturer price, or AMP, of that product, or if it is greater, the difference between AMP and the best price available from us to any commercial customer. The rebate amount also includes an inflation adjustment if AMP increases faster than inflation. The rebate amount is recomputed each quarter based on our reports of our current average manufacturer price and best price for each of our products to the Centers for Medicare & Medicaid Services, or CMS. In order to meet the requirements of the Deficit Reduction Act of 2005, the AMP for each product must now be reported to CMS monthly in addition to quarterly, and CMS will publish the monthly AMP data on its website.

Participation in the Medicaid rebate program requires participation in the Public Health Service, or PHS, pharmaceutical pricing program. The PHS pricing program extends discounts comparable to the Medicaid rebate to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of low-income Medicare and Medicaid beneficiaries.

ANTARA and FACTIVE are available to authorized users of the Federal Supply Schedule of the General Services Administration. Since 1993, as a result of the Veterans Health Care Act of 1992, or VHC Act, federal law has required that product prices for purchases by the Veterans Administration, the Department of Defense, Coast Guard, and the PHS, including the Indian Health Service, be discounted by a minimum of 24% off the non-federal average manufacturer price, or non-FAMP. Our computation and report of non-FAMP is used in establishing the price, and the accuracy of the reported non-FAMP may be audited by the government under applicable federal procurement laws.

PATENTS AND PROPRIETARY TECHNOLOGY

Our success will depend, in part, on our ability to obtain commercially valuable patent claims and protect our intellectual property. We currently own or license approximately 56 issued U.S. patents, approximately 40 pending U.S. patent applications, approximately 60 issued foreign patents and approximately 109 pending foreign patent applications. These patents and patent applications primarily relate to (1) the chemical composition, use, and method of manufacturing FACTIVE, (2) pharmaceutical compositions, methods of their use and treatment, and methods of manufacturing ANTARA, (3) anti-infective compounds and their uses, and (4) the field of human and pathogen genetics. Our material patents are as follows:

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U.S. Patent No. 5,633,262 granted May 27, 1997, relating to quinoline carboxylic acid derivatives having 7-(4-amino-methyl-3-oxime) pyrrolidine substituent; licensed from LG Life Sciences; expiring June 15, 2015;

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U.S. Patent No. 5,776,944 granted July 7, 1998, relating to 7-(4-aminomethyl-3- methyloxyiminopyrroplidin-1-yl)-1-cyclopropyl-6-fluoro-4-oxo-1,4-dihydro-1, 8-naphthyridine-3- carboxylic acid; licensed from LG Life Sciences; expiring April 4, 2017;

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U.S. Patent No. 5,869,670 granted February 9, 1999, relating to 7-(4-aminomethyl-3- methyloxyiminopyrrolidin-1-yl)-1-cyclopropyl-6-fluoro-4-oxo-1,4-dihydro-1, 8-naphthyridine-3- carboxylic acid; licensed from LG Life Sciences; expiring June 15, 2015;

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U.S. Patent No. 5,962,468 granted October 5, 1999, relating to 7-(4-aminomethyl-3- methyloxyiminopyrrolidin-1-yl)-1-cyclopropyl-6-fluoro-4-oxo-1,4-dihydro-1, 8-naphthyridine-3 carboxylic acid; licensed from LG Life Sciences; expiring June 15, 2015;

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U.S. Patent No. 6,340,689 granted January 22, 2002, relating to methods of using quinolone compounds against atypical upper respiratory pathogenic bacteria; licensed from LG Life Sciences; expiring September 14, 2019;

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U.S. Patent No. 6,262,071 granted July 17, 2001, relating to methods of using antimicrobial compounds against pathogenic Mycoplasma bacteria; licensed from LG Life Sciences; expiring September 21, 2019;

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U.S. Patent No. 6,331,550 granted December 18, 2001, relating to methods of using quinolone compounds against anaerobic pathogenic bacteria; licensed from LG Life Sciences; expiring September 21, 2019;

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U.S. Patent No. 6,455,540 granted September 24, 2002, relating to methods of use of quinolone compounds against anaerobic pathogenic bacteria; licensed from LG Life Sciences; expiring September 21, 2019;

•	U.S. Patent No. 6,723,734 granted April 20, 2004, relating to the salt of naphythyridine carboxylic acid derivative; licensed from LG Life Sciences; expiring March 20, 2018;

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U.S. Patent No. 6,803,376 granted October 12, 2004, relating to methods of use of quinolone compounds against pneumococcal pathogenic bacteria; licensed from LG Life Sciences; expiring September 21, 2019;

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U.S. Patent No. 7,101,574 granted September 5, 2006, relating to pharmaceutical compositions containing fenofibrate and methods of preparing the same; licensed from Ethypharm, S.A.; expiring August 20, 2020; and

•	U.S. Patent No. 7,317,001 granted January 8, 2008, relating to methods of use of Ramoplanin for the treatment of Clostridium difficile-Associated Disease (CDAD); expiring December 20, 2024.

We are not currently involved in any litigation, settlement negotiations, or other legal action regarding patent issues and we are not aware of any patent litigation threatened against us except for the Orchid Healthcare Paragraph IV matter described further below. Our patent position involves complex legal and factual questions, and legal standards relating to the issuance, scope, validity and enforceability of claims in the applicable technology fields are still evolving. Therefore, the degree of future protection for our proprietary rights is uncertain.

Under our development, license and supply agreement with Ethypharm, S.A., we assumed all of the rights and obligations related to the development, manufacturing, marketing and sale of ANTARA in the United States. This license includes one issued U.S. patent and several pending patent applications. In conjunction with the financing of our acquisition of ANTARA, we entered into a Security Agreement with Paul Royalty Fund Holdings II, LP, an affiliate of Paul Capital Partners, or Paul Capital, under which our wholly-owned subsidiary, Guardian II Acquisition Corporation granted Paul Capital a security interest in substantially all of its assets, including all rights to ANTARA intellectual property, in order to secure its performance under the financing agreements with Paul Capital. These patents and applications include claims that relate to pharmaceutical compositions containing fenofibrate using the drug delivery technologies incorporated in ANTARA, methods of their use and treatment, and methods of preparing the same. The patent issued to Ethypharm which is listed in the FDA Orange Book is set to expire in 2020.

Under our license agreement with LG Life Sciences, we obtained an exclusive license to develop and market gemifloxacin in certain territories. This license covers 18 issued U.S. patents and a broad portfolio of corresponding foreign patents and pending patent applications. These patents include claims that relate to the chemical composition of FACTIVE, methods of manufacturing and its use for the prophylaxis and treatment of bacterial infections. We have received a Notice of Final Determination from the U.S. Patent and Trademark Office on our patent term extension application for U.S. Patent No. 5,776,944 extending its patent term 659 days to April 4, 2017. The principal U.S. patents are currently set to expire at various dates, ranging from 2015 to 2019.

On May 30, 2008 we received notice of a Paragraph IV certification from Orchid Healthcare, a Division of Orchid Chemicals & Pharmaceuticals Ltd. (“Orchid”), notifying us of the filing of an ANDA with the FDA for a generic version of FACTIVE. Orchid’s notice sets forth allegations that eight of the nine FDA Orange Book listed patents are invalid and/or will not be infringed by Orchid’s manufacture, importation, use, or sale of the product for which the ANDA was submitted. The notice does not, however, include a Paragraph IV certification with respect to U.S. Patent No. 5,633,262, which is also listed in the FDA Orange Book. Accordingly, the FDA cannot finally approve Orchid’s ANDA until the expiry of U.S. Patent No. 5,633,262 in June 2015.

We have not commenced a lawsuit against Orchid relating to these eight patents and are continuing to evaluate whether to commence litigation in response to Orchid’s Paragraph IV certification. In the event Orchid elects to amend its ANDA to include a Paragraph IV certification with respect to the ninth patent, U.S. Patent No. 5,633,262, we believe that we will be entitled to an automatic thirty-month stay of FDA approval of the ANDA if either we and/or LG Life Sciences initiate a timely patent infringement lawsuit against Orchid, which could be a substantial cost and there are no assurances that we would be successful.

The patents relating to Ramoplanin include claims relating to methods of manufacturing Ramoplanin as well as methods of increasing the yield of the active compound. On January 8, 2008, the United States Patent and Trademark Office (USPTO) issued us a U.S. patent relating to methods of use of Ramoplanin for the treatment of Clostridium difficile-associated disease, or CDAD. We also have applications pending relating to various novel uses of Ramoplanin as well as a formulation containing Ramoplanin. The patent covering the chemical composition of Ramoplanin has expired. To provide additional protection for Ramoplanin, we rely on proprietary know-how relating to maximizing yields in the manufacture of Ramoplanin, and intend to rely on the five years of data exclusivity we believe we would receive under the Hatch-Waxman Act in the U.S. and the ten years of market exclusivity in Europe available through the European Medicines Agency (EMEA), because Ramoplanin would be a new chemical entity not previously marketed commercially.

We also have the exclusive right to use FACTIVE trademarks, trade names, domain names and logos in conjunction with the use or sale of the product in the territories covered by the license. We acquired exclusive rights to ANTARA trademarks, trade names, domain names and logos. After becoming aware that Antara Biosciences, Inc. filed trademark applications with the USPTO for the ANTARA and ANTARA BIOSCIENCES marks in connection with biotechnology related goods and services we filed a complaint in Federal District Court alleging, among other things, trademark infringement seeking to enjoin ANTARA BIOSCIENCES from using the ANTARA mark. We have reached a settlement with ANTARA BIOSCIENCES whereby they have agreed to abandon their ANTARA trademark applications and cease using the ANTARA marks. Accordingly we have dismissed our complaint before the Federal District Court.

We also rely upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. We generally protect this information with confidentiality agreements that provide that all confidential information developed or made known to others during the course of the employment, consulting or business relationship shall be kept confidential except in specified circumstances. Agreements with employees provide that all inventions conceived by the individual while employed by us are our exclusive property. We cannot guarantee, however, that these agreements will be honored, that we will have adequate remedies for breach if they are not honored or that our trade secrets will not otherwise become known or be independently discovered by competitors.

Manufacturing

Currently, our source of supply of bulk capsules of ANTARA is Ethypharm, S.A, which produces the capsules at its facilities in France. Ethypharm is able to receive ANTARA API from two vendors in Spain and Italy. We also have an agreement with Catalent Pharma Solutions (formerly Cardinal Health) to package finished ANTARA capsules.

Under the terms of our agreement with LG Life Sciences, LG Life Sciences has agreed to supply and we are obligated to purchase from LG Life Sciences all of our anticipated commercial requirements for FACTIVE API. LG Life Sciences supplies the FACTIVE API from its manufacturing facility in South Korea. Patheon Pharmaceuticals Inc. currently manufactures the finished tablets. With respect to our sublicense of commercialization rights to FACTIVE in ex-US territories:

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Pfizer Mexico must purchase all of its commercial requirements in Mexico for FACTIVE API from us, but has the option to receive FACTIVE product from us or to fill and finish the final tabletted FACTIVE product at its manufacturing facilities in Mexico. We have transferred the required technology to Pfizer Mexico so that it can start its fill and finish activities;

•	Abbott Canada must purchase its commercial requirements for Canada of FACTIVE finished product from us;

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With respect to the anticipated commercialization of FACTIVE in Europe, Menarini must purchase all of its requirements for FACTIVE active pharmaceutical ingredient from us, but may request that we supply finished FACTIVE product to it for an interim period of time while the technology transfer process is completed.

Pursuant to our acquisition of worldwide rights to Ramoplanin from Pfizer (formerly Vicuron), we are responsible for the manufacture of both the active pharmaceutical ingredient and finished dosage form of Ramoplanin. Although we plan to seek a partner for Ramoplanin, a contract manufacturer or the partner would be required to produce both the active pharmaceutical ingredient and the final dosage form to support related manufacturing activities.

Human Resources

As of December 31, 2007, we had 322 full-time equivalent employees. None of our employees are covered by a collective bargaining agreement, and we consider our relations with our employees to be good.

Properties

Our executive offices are located at 1000 Winter Street, Suite 2200, Waltham, Massachusetts. We lease approximately 36,000 square feet of space at our Winter Street facility and our lease expires on March 31, 2012. During 2007, we incurred aggregate rental costs, excluding maintenance and utilities, for our Corporate headquarter Waltham facility of approximately $833,000. Additionally, in 2006 we incurred approximately $1.8 million in rental costs which included obligations under a lease for approximately 81,000 square feet of space at our former executive offices located at 100 Beaver Street, Waltham, Massachusetts, which expired on November 15, 2006. We subleased approximately 47,000 square feet at our former Beaver Street facility, and we received approximately $1.6 million in sublease income in 2006.

In 2007, we expanded our commercial sales and marketing capabilities by adding offices in New Jersey. Our commercial sales and marketing offices are located at 23 Orchard Road, Suite B103, Skillman, New Jersey. We lease approximately 10,000 square feet of space at the Orchard Road facility and our lease term, which extends five years, will begin in early 2008 and expire in 2013.

We also maintain a west coast lease at 7300 Shoreline Court, South San Francisco, California, for approximately 68,000 square feet of laboratory and administrative space. The remaining average yearly base rent for the west coast facility is approximately $4.7 million. The lease for this facility expires on February 28, 2011 and we have subleased to third parties approximately 61,300 square feet of the facility through various dates ranging from December 31, 2008 to February 28, 2011. In 2007, we received approximately $2.6 million in sublease income from the west coast subleases.

Legal Proceedings

From time to time we are involved in legal actions in the normal course of business, some of which seek monetary damages, including claims for punitive damages. These actions, when finally concluded and determined, will not, in our opinion, have a material adverse effect on our financial position, results of operations or cash flows.

We believe that we have obtained adequate insurance or, where appropriate, have established adequate reserves in connection with these legal proceedings.

MANAGEMENT

Executive Officers and Directors

The table below lists our Executive Officers and Directors and their ages and positions as of November 4, 2008:

Name	Age	Position(s)
Steven M. Rauscher	55	President, Chief Executive Officer, and Director
Philippe M. Maitre	52	Executive Vice President, Chief Financial Officer
Dominick C. Colangelo	44	Executive Vice President, Corporate Development & Operations
Mark Glickman	43	Senior Vice President of Sales and Marketing
David K. Stone(1)(2)(4)	51	Chairman of the Board and Director
John R. Leone(4)	61	Director
Gregory B. Brown, M.D(2)(3)	55	Director
Robert J. Hennessey(1)(2)	66	Director
William R. Mattson(3)(4)	61	Director
Williams S. Reardon(1)	62	Director
Norbert G. Riedel Ph.D.(2)(3)	50	Director

(1)	Member of Audit Committee
(2)	Member of Nominating and Corporate Governance Committee
(3)	Member of Compensation Committee
(4)	Member of Compliance Committee

Mr. Rauscher became the Chief Executive Officer and President of Oscient in October 2000 and served as Chairman from May 2003 to February 2004. For more than 18 years, Mr. Rauscher was employed by Abbott Laboratories, holding various positions including Vice President of Sales for the U.S. Pharmaceutical Products Division, Vice President of Business Development for the International Products Division, and Vice President of Corporate Licensing. Following Abbott, he was Chief Executive Officer and a director of Americas Doctor, Inc., a company that provides clinical research and marketing services to the pharmaceutical industry, since 1995. Mr. Rauscher is a member of the Board of Directors of Acorda Pharmaceuticals and Target Discovery, Inc.

Mr. Maitre was appointed Senior Vice President and Chief Financial Officer of the Company in May 2006 and promoted to Executive Vice President in February 2008. Mr. Maitre worked for 18 years at Sanofi-Aventis and predecessor companies, serving most recently as Deputy CFO and Corporate Controller. Mr. Maitre then served as Chief Financial Officer of PPD, Inc. from 2000 to 2002, as President and Chief Executive Officer of ANOSYS Inc. from 2003 to 2005 and subsequently as a consultant to various biopharmaceutical companies until his employment by the Company

Mr. Colangelo was appointed Senior Vice President for Corporate Development and Operations in January 2005 and promoted to Executive Vice President in February 2006. Prior to joining the Company, Mr. Colangelo was Director of Lilly Ventures, for Eli Lilly. Previously Mr. Colangelo held several executive positions with Eli Lilly, including Director, Strategy and Business Development for the Growth Disorders Products group. Mr. Colangelo joined Eli Lilly in 1995.

Mr. Glickman was appointed Vice President of Sales in August 2007 and promoted to Senior Vice President of Sales and Marketing in July 2008. Mr. Glickman held various positions at Kos Pharmaceuticals from 2001 to 2007 including Vice President of Sales. Following Kos Pharmaceuticals, Mr. Glickman was the Vice President of Sales of Bayer Healthcare’s Diabetes Care Division for the first half of 2007. Mr. Glickman was also previously employed by Bristol-Myers Squibb as a District sales manager and senior marketing manager.

Mr. Stone is the Founder and Managing Director of Liberty Tree Advisors, LLC, a consulting and private placement firm focusing on emerging life sciences companies. He was a Managing Director, Partner and Venture Advisor at Flagship Ventures, an early-stage venture capital firm, from 2000 to 2007. From 1989 to 1999, Mr. Stone was at Cowen & Company, where he followed the biopharmaceutical industry, holding the position of Managing Director from 1994 to 1999. Mr. Stone began his career in biotechnology in 1983 as a Project Manager and later Communications Director at Genetics Institute (now part of Wyeth Pharmaceuticals). He earned a B.S. in Microbiology from Colorado State University and an MBA from Harvard Business School.

Mr. Leone, a Partner at Paul Capital Healthcare, has over 30 years of pharmaceutical industry experience. Most recently, he was President and Chief Executive Officer of Cambrex Corporation, a life sciences company committed to accelerating the discovery and commercialization of human therapeutics. Previously, Mr. Leone was at Aventis, where he served as Senior Vice President and Chief Operating Officer of U.S. Commercial Operations. Among other initiatives, Mr. Leone spearheaded the successful integration of Aventis’ predecessor companies, Rhone-Poulenc Rorer and Hoechst Marion Roussel. His industry experience also includes both domestic and international management roles with Pfizer and Wyeth. Mr. Leone currently serves on the board of directors of Viropharma and Forticell Bioscience. Mr. Leone received his B.S. degree in Engineering from the U.S. Military Academy at West Point and his M.B.A. from the University of Colorado.

Dr. Brown joined the Oscient Board in August 2006. He is a founder and Managing Director of Cowen Healthcare Royalty Partners, an alternative asset management practice affiliated with Cowen Group, Inc. From 2006 to 2007, Dr. Brown served as an independent consultant at Compo Capital Advisors, LLC. Dr. Brown was previously a Partner at Paul Capital Partners from 2003 to 2006. Dr. Brown also worked at Adams, Harkness & Hill from 1997 to 2002, where he served as the co-head of investment banking, and at Vector Securities International from 1992 to 1997. Before receiving his business degree, Dr. Brown was a practicing thoracic and vascular surgeon. He earned his MBA from Harvard Business School, his M.D. from SUNY Upstate Medical Center, and his AB from Yale College.

Mr. Hennessey served as Chief Executive Officer and President of Oscient Pharmaceuticals from March 1993 until October 2000 and Chairman of the Board from May 1994 through May 2003. Mr. Hennessey served as interim Chief Executive Officer of Penwest Pharmaceuticals from February 15, 2005 to December 15, 2005. Mr. Hennessey currently serves on the board of directors of Penwest Pharmaceuticals and, until January 31, 2008, Repligen Corporation. Prior to joining Oscient in 1993, Mr. Hennessey had significant pharmaceutical industry experience, holding positions in Strategic Planning and Business Development for Sterling Drug, Abbott Laboratories, SmithKline and Merck Sharp & Dohme.

Mr. Mattson has served on Oscient’s Board since June 2006. Mr. Mattson is Chairman Emeritus of The Mattson Jack Group, a healthcare consulting firm he established in 1986. Previously, Mr. Mattson worked for Monsanto and its subsidiary Searle Pharmaceuticals from 1983-1986 as Director of Marketing Development and Area Vice President. From 1970 to 1983, Mr. Mattson worked in various general management and business development roles at Abbott Laboratories. Mr. Mattson is a member of the St. Louis College of Pharmacy Board of Trustees.

Mr. Reardon is retired from PricewaterhouseCoopers LLP where he was employed from June 1973 to July 2002. Until his retirement, Mr. Reardon was a business assurance (audit) partner at PWC’s Boston office and leader of its Life Sciences Industry Practice for New England and the Eastern United States. From 1998 to 2000, Mr. Reardon served on the Board of the Emerging Companies Section of the Biotechnology Industry Organization. He also served on the Board of Directors of the Massachusetts Biotechnology Council from 2000 until his retirement from PWC. Mr. Reardon is currently a Board Member at Idera Pharmaceuticals, Inc., and Synta Pharmaceuticals, Inc., serving as Audit Committee Chairman of each.

Dr. Riedel is currently Chief Scientific Officer and Corporate Vice President for Baxter International Inc., a manufacturer of health care products, specialty therapeutics and medical instruments. From 1998 until March 2001, Dr. Riedel served as President of the Recombinant Strategic Business Unit for Baxter Bioscience, a

division of Baxter International. Prior to joining Baxter in 1998, Dr. Riedel served as Head of Global Biotechnology for Hoechst Marion Roussel, Inc.

Our Board of Directors

Our directors are elected at the annual meeting of shareholders and hold office (subject to the By-laws) until the next annual meeting of shareholders and until their successors are elected and qualified. The Board of Directors has determined that each of Messrs. Reardon, Riedel, Stone, Mattson and Hennessey is independent within the meaning of Rule 4200 of the NASDAQ Stock Market, Inc. (“NASDAQ”) listing standards as currently in effect and on the date of our annual meeting of shareholders.

Committees of the Board of Directors

The Board of Directors has four standing committees. Each committee operates pursuant to a written charter. The Board may also establish other committees to assist in the discharge of its responsibilities.

Audit Committee

We have an Audit Committee established in accordance with applicable rules. The Audit Committee of the Board of Directors currently consists of Messrs. Reardon, Hennessey and Stone. In the opinion of the Board of Directors, each of the members of the Audit Committee is independent within the meaning of Rules 4200 and 4350 of the NASDAQ listing standards (as currently in effect and on the date of our annual meeting of stockholders). The Board of Directors has determined that Mr. Reardon, the Chairman of the Audit Committee, possesses the attributes of an audit committee financial expert under the rules of the SEC and the NASDAQ, and has, therefore, designated him as the Audit Committee financial expert. The Audit Committee held six meetings during the last fiscal year, one of which was a joint meeting with the Compliance Committee. The Board of Directors has adopted an Audit Committee Charter. A copy of the charter is available on the Company’s website (www.oscient.com).

Compensation Committee

The Board of Directors has a compensation committee, which currently consists of Dr. Riedel (Chairman), Mr. Brown and Mr. Mattson. All members of the Compensation Committee are independent directors, and none of them are present or past employees or officers of ours or any of our subsidiaries. No member of the Compensation Committee has had any relationship with us requiring disclosure under Item 404 of Regulation S-K under the Exchange Act. None of our executive officers has served on the Board or Compensation Committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served on our Board or compensation committee. The Compensation Committee held six meetings during the last fiscal year. In fiscal 2007, the Compensation Committee retained W.T. Haigh and Company as a compensation consultant to assist it benchmarking our compensation against industry standards, as described in more detail in the Compensation Discussion and Analysis above.

The Compensation Committee’s primary purpose and responsibilities include the following:

•

Review and approve corporate goals and objectives relating to CEO and other executive officer compensation, evaluate the CEO’s and other executive officers’ performance in light of those goals and objectives and, either as a committee or together with the other independent directors, determine and approve the CEO’s and other executive officers’ compensation level (encompassing base pay, management incentive plans, stock, benefits and perquisites);

•	Make recommendations to the Board regarding director compensation;

•	Make recommendations to the Board regarding the adoption of employee incentive compensation plans and equity-based plans;

•	Oversee administration of our equity-based plans;

•	Review and approve management proposals for annual employee salary planning; and

•	Perform periodic review of major employee benefit plans.

The Board of Directors has adopted a Compensation Committee Charter. A copy of the charter is available on the Company’s website (www.oscient.com).

Nominating and Corporate Governance Committee

We have a Nominating and Corporate Governance Committee composed of independent members within the meaning of rule 4200 of the NASDAQ listing standards, which currently consists of Mr. Stone (Chairman), Dr. Riedel and Mr. Brown. The Nominating and Corporate Governance Committee did not hold any meetings during the last fiscal year.

The Board of Directors has adopted a Nominating and Corporate Governance Committee Charter. A copy of the charter is available on the Company’s website (www.oscient.com). Under the charter, the responsibilities of the Nominating and Corporate Governance Committee include:

•	identifying and evaluating individuals qualified to become members of the Board; and

•	recommending nominees for the annual meeting of stockholders.

The Nominating and Corporate Governance Committee will consider director candidates recommended by our stockholders. Recommendations with regard to nominees for election to the Board of Directors may be submitted by any stockholder entitled to vote for the election of directors in writing, received by the Clerk of the Company at least 120 days prior to the date on which we first mailed our proxy materials for the prior year’s annual meeting of stockholders, or, if we did not have an annual meeting of stockholders in the prior year, 90 days prior to the date of the annual meeting. Each notice of nomination must set forth (i) the name, age, business address and, if known, residence address of each nominee, (ii) the principal occupation or employment of each such nominee, and (iii) the number of shares of our common stock which are beneficially owned by each such nominee. All such notices should be sent to: Oscient Pharmaceuticals, 1000 Winter Street, Suite 2200, Waltham, MA 02451, Attn: Clerk.

The Nominating and Corporate Governance Committee has established certain minimum qualifications for Board members, including:

•	the ability of the prospective nominee to represent the interests of our stockholders;

•	the prospective nominee’s standards of integrity, commitment and independence of thought and judgment;

•

the prospective nominee’s ability to dedicate sufficient time, energy and attention to the diligent performance of his or her duties, including consideration of his or her service on other corporate boards;

•	the prospective nominee’s ability to contribute to the range of talent, skill and expertise present on the Board; and

•	the extent to which the prospective nominee helps the Board reflect the diversity of our stockholders, employees, customers and communities.

The Nominating and Corporate Governance Committee also considers the ability of the nominee to meet the applicable requirements of SEC regulations, state law and our Articles of Organization and By-laws.

The Nominating and Corporate Governance Committee has established a process for identifying and evaluating nominees for director. The Committee will annually assess the qualifications, expertise, performance and willingness to serve of existing directors. If at this time or at any other time during the year the Board of Directors determines a need to add a new director with specific qualifications or to fill a vacancy on the Board, the Nominating and Corporate Governance Committee will then initiate the search, working with staff support and seeking input from other directors and senior management, considering nominees previously submitted by stockholders, and, if deemed necessary or appropriate, hiring a search firm. An initial slate of candidates satisfying the specific qualifications, if any, and otherwise qualifying for membership on the Board will then be identified and presented to the independent directors. The independent directors will then prioritize the candidates and determine if other directors or senior management have relationships with the preferred candidates and can initiate contact. If not, contact would be initiated by a search firm. To the extent feasible, all of the members of the Nominating and Corporate Governance Committee and the CEO will interview the prospective candidate(s). Evaluations and recommendations of the interviewers will be submitted to the whole Board for final evaluation. The Board will meet to consider such information and to select candidates for appointment to the Board at the annual meeting. Nominees recommended by a stockholder will be evaluated on the same basis as other nominees.

Compliance Committee

We established a Compliance Committee of the Board of Directors in July 2005. The Compliance Committee currently consists of three Board members: Messrs. Leone, Mattson and Stone. The Compliance Committee had three meetings during the last fiscal year, one of which was a joint meeting with the Audit Committee.

The Board of Directors has adopted the Compliance Committee Charter. A copy of the charter is available on the Company’s website (www.oscient.com). Under the charter, the responsibilities of the Compliance Committee include:

•

review the adequacy of our internal controls, policies, procedures and programs regarding (i) product safety and quality, (ii) the development, manufacturing, marketing, distribution and sale of our products, and (iii) our compliance with related legal and regulatory requirements; and

•

oversee the work of our senior compliance executives and other relevant members of senior management and receive reports from such officers about material issues and/or matters related to our compliance with such laws and regulations.

The Compliance Committee does not have oversight responsibility for financial matters, including financial statements and systems of internal control over financial reporting, which are monitored by the Audit Committee.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives of Compensation Program

Our goal is to attract, retain, motivate, and reward our employees through the use of competitive compensation plans that serve to closely align employee interests with that of the Company and the long-term interests of our stockholders. Competitive and labor market dynamics as well as financial position influence our compensation philosophy. We strive to retain and reward the highest caliber management team by offering competitive compensation plans, which are comparable to those offered by our competitors, and promote performance-based compensation. To more closely align the interests of employees with those of the stockholders, we employ equity-based employee awards.

Overview of Compensation and Process

We strive to attract and retain the necessary executive talent, reward annual performance and provide incentives to reward performance that is intended to create long-term stockholder value. The amount of each element of compensation is determined by or under the direction of our Compensation Committee, which considers the following factors in determining the amount of salary and other benefits to pay each executive:

•	performance against corporate and individual goals for the previous year;

•	difficulty of achieving desired results in the coming year;

•	value of his or her unique skills and capabilities to support long-term performance of the Company;

•	performance of their general management responsibilities; and

•	contribution as a member of the executive management team.

Our compensation policy strives to provide a balance between short and long-term compensation in order to attract and retain talent and provide incentives to maximize long-term value for our company and our stockholders. The compensation of the executive officer team consists of a combination of salary, annual cash incentives, equity grants, contributions to or accruals under benefit plans and participation in various other plans generally available to all employees, such as our 401(k) plan. We provide cash compensation in the form of base salary to meet competitive salary norms and annual cash incentive payments to reward performance against specific annual corporate goals. We provide equity awards to reward performance against specific objectives and long-term strategic goals and help align the interest of our executive officers with those of our stockholders. Equity awards are determined by performance and competitive market practice with respect to equity awards granted to executives as a percentage of common shares outstanding.

Each year we review the compensation paid to all employees, including executive officers, to ensure that the key elements and overall compensation remain competitive with prevailing industry benchmark data of similarly situated companies and remain aligned with stockholder interests. In fiscal 2007, the Compensation Committee engaged W.T. Haigh and Company to assist in benchmarking and assessing our compensation program against market standards. W.T. Haigh prepared a benchmarking report for the Compensation Committee based on a peer group of eighteen companies and the Radford Biotechnology Survey, which provides data for a broader range of biotechnology and pharmaceutical companies. The peer group was selected based upon similarities in pharmaceutical industry specialty, number of employees, market capitalization and net sales. The peer group consisted of: Abaxis, Inc., Akorn, Inc., ArQule, Inc., Auxilium Pharmaceuticals, Inc., Barrier Therapeutics, Inc., Bentley Pharmaceuticals, Inc., CollaGenex Pharmaceuticals, Inc., Columbia Laboratories, Inc., Cytogen Corporation, Enzon Pharmaceuticals, Inc., Indevus Pharmaceuticals, Inc., ISTA Pharmaceuticals, Inc., Nabi Biopharmaceuticals, Quidel Corporation, Santarus, Inc., SciClone Pharmaceuticals, Inc., Sciele Pharma, Inc. and Stratagene Corporation. The Compensation Committee utilizes benchmarking data as a guide to ensure that executive compensation and mix of compensation elements remain competitive with market standards.

Compensation Components

The components of our compensation program are described in more detail below:

Base Salary

Base salaries for our named executive officers are established based on their responsibilities, experience, performance and expected contribution to the Company. Salary levels also take into account the salary and compensation paid by similar companies with which we compete for executive talent. Base salaries are reviewed annually taking into account the executive officer’s effectiveness in achieving the corporate goals set out for the previous year, his or her expected contribution for the coming year and the competitive data. Base salaries are also evaluated relative to other components of our compensation program to ensure the executives total compensation and mix of components is consistent with our compensation philosophy and objectives.

Each year, the Company establishes a budget for merit based salary increases for its employees. The Committee retains discretion as to whether or not salary increases will be granted and makes a determination based upon achievement of the corporate goals (discussed under “Annual Incentives” below), individual performance and market data. In fiscal 2007, the Committee determined that the 2007 bases salaries for Messrs. Rauscher, Colangelo and Maitre would remain unchanged.

Annual Incentives

Our named executive officers are eligible to receive annual cash incentive payments in an amount equal to a percentage of their annual base salary based on attainment of corporate performance goals as determined by the Compensation Committee. The Committee sets a percentage of base salary as a target for each named executive officers annual incentive cash bonus and then determines the annual incentive cash bonus to be paid based on achievement of stated goals.

Each year, the Chief Executive Officer recommends corporate goals for the prospective year. The Compensation Committee reviews, modifies if necessary, and approves the proposed goals and then sets and prioritizes officer performance goals for the year and assigns relative weight of importance for each performance goal. In prior years, in assessing executive officer performance, the Committee considered individual performance goals for each executive officer in addition to the corporate goals. In fiscal 2007, the Committee decided to measure executive officer performance against the corporate goals only and not utilize individual performance goals. The Committee’s decision reflects its belief that the corporate goals provide unified objectives for the management team and a more objective basis for assessing executive performance and determining annual incentive payments.

The fiscal 2007 corporate performance goals were linked to revenue, cash management and certain strategic and operational objectives. The Committee assigned each goal a weight based upon its relative importance to the Company. Credit is awarded and apportioned based on the achievement of a performance goal which ranges from 85% to 150% of the proposed goal. If a goal is not achieved at the 85% level, then no credit is awarded. Based on the actual results and the weight of each goal an aggregate performance score is computed, which is then used to determine the annual incentive amount paid to each named executive officer.

The Committee evaluated overall 2007 performance against the goals summarized below:

•

ANTARA and FACTIVE net sales: The Company established sales targets for each product. Given the importance of product revenues to the Company, the Committee further provided that no incentive payments would be made unless aggregate sales of ANTARA and FACTIVE equaled or exceeded 85% of the aggregate sales target for the products. The Company achieved ANTARA net sales of

$58.6 million as of December 31, 2007 exceeding the established target for that product. FACTIVE US net sales were $16.4 million as of December 31, 2007 which did not meet the target for that product. Aggregate sales exceeded 85% of the aggregate sales target.

•	Secure additional capital: In April 2007, the Company secured an additional $40.4 million in net proceeds exceeding the established target.

•

Additional financial objectives: The Company had a year end cash balance of $12.1 million as of December 31, 2007 (excluding new financing) which exceeded the goal. However, the net loss of $63.7 million (excluding the impact of certain non-cash gains) did not meet the established objective.

•	Strategic goals: Corporate development and operational goals including, among other items, acquiring or licensing a third product were not achieved in 2007.

Based on these actual results and the weighting of each goal the actual aggregate performance score achieved in fiscal 2007 was 75.6%. The target bonus levels for Messrs. Rauscher, Colangelo and Maitre in fiscal 2007 were 60%, 50% and 40% of their base salaries, respectively, which translate to target bonuses of $259,650, $170,000 and $108,000, respectively, as listed in the “Grant of Plan Based Awards for 2007” presented later in the proxy. Multiplying these target bonuses by the aggregate performance score of 75.6% provides the annual incentive payouts to Messrs. Rauscher, Colangelo and Maitre for fiscal 2007 in the amounts of $196,253, $128,537 and $81,659, respectively, as reported in the “Summary Compensation Table,” which follows this Compensation Discussion and Analysis.

Long-Term Equity Incentives

We grant equity awards to our named executive officers, in the form of restricted stock grants and stock options, to provide employees, including executive officers, with longer term incentives and as a key tool to encourage employee retention. Because of the direct relationship between the value of an equity award and the market price of our common stock, we believe that granting stock options and other equity awards is an effective method of motivating executive officers to manage our company in a manner that is consistent with the interests of our stockholders. Equity awards are typically granted to employees when they are hired, upon promotions and each year in connection with annual performance review. For annual performance grants, the executive team makes a recommendation to the Compensation Committee as part of the Company’s annual salary planning cycle which occurs in March and the Committee determines the grant for each executive officer. Equity awards typically include a mix of options to purchase our common stock and restricted shares of our common stock that vest over a prescribed period. Exercise prices for option grants are wholly determined by the Compensation Committee and are fixed at the fair market value on the date of Compensation Committee approval or at a specified date of grant.

We grant stock awards to our executive officers and eligible employees based upon prior performance, the importance of retaining their services and the potential for their performance to help us attain our long-term goals. In determining annual equity awards the Compensation Committee also takes into account the extent to which previous equity awards continue to provide appropriate incentives to employees. Company and individual performance and competitive market practices are key considerations in determining size and mix of grants for employees, including executive officers. Equity grants awarded to officers and other eligible employees are typically confined to a certain percentage of common shares outstanding. The Committee considered data from benchmarking analysis conducted by W.T. Haigh and Company, which among other compensation elements, compared equity stakes held by the named executive officers to other executives in comparable positions in the peer group and the Radford Survey. Based on the factors described above, the Committee determined that 2007 equity grants should be granted at a level equal to 75% of last year’s grants. On February 25, 2008, as part of the annual process for determining annual compensation and annual equity awards Messrs. Rauscher, Colangelo and Maitre received restricted stock awards of 18,147 shares, 14,672 shares and 14,000 shares, respectively, all of which vest over two years and stock options to purchase 45,303 shares, 36,629 shares and 35,000 shares of common stock, respectively, which vest over two years; however for Messrs. Rauscher and Colangelo, as with other employees with at least two years tenure with the Company, twenty-five percent of the stock options vested on the day of the grant and the remaining seventy-five percent vest over two years. All options were granted at an exercise price of $2.16, the closing sale price of a share of the Company’s common stock on February 25, 2008. These equity awards granted to our executive officers in the aggregate represent 1.2% of common shares outstanding as of December 31, 2007 and follow the Company’s practice of considering officer grants within the confines of performance, market practices, annual approved usage rate and past practice with respect to percentage of outstanding shares awarded to our executive officers.

Other Benefits

Our executives are entitled to few benefits that are not otherwise available to all of our employees. Other benefits for executive officers are limited to executive life insurance. Our Chief Executive Officer also receives a predetermined annual allowance of $14,652 as prescribed in Mr. Rauscher’s employment agreement with the Company which is paid primarily for car allowances and Philippe Maitre, our Executive Vice President and Chief Financial Officer, received $64,711 as a reimbursement for relocation expenses in fiscal 2007.

All of our named executive officers participated in our 401(k) plan and received matching employer contributions at the same rate as other employee-participants. Our health and insurance plans are the same for all employees and our healthcare premiums follow a shared cost schedule, under which employees contribute approximately 23% of the healthcare premiums.

Termination-based compensation

Under the terms of their employment agreements, our executive officers are, under specified circumstances, entitled to receive severance payments and, in some cases, accelerated vesting of equity awards upon termination of employment. The severance payments, and in particular the change of control severance, are intended to aid in employee retention and maintain productivity in the event of a change of control of the Company. In addition, these payments are designed to align executive and stockholder interests by enabling executives to consider corporate transactions that are in the best interests of the stockholders and other constituents of the Company without undue concern over whether the transactions may jeopardize the executives’ own employment. The specific triggering provisions and severance due each of the executive officers is described below under “Employment Agreements” and “Potential Payments upon Change of Control.” We believe that our severance arrangements are in line with severance packages offered to executive officers of companies of similar size to us represented in the compensation data we reviewed.

162(m) Policy

Under Section 162(m) of the Internal Revenue Code, publicly held corporations may be prohibited from deducting as an expense for federal income tax purposes total compensation in excess of $1 million paid to certain executive officers in a single year. However, Section 162(m) provides an exception for qualifying “performance-based” compensation, including compensation attributable to certain stock options. We periodically review the potential consequences of Section 162(m) and may structure the performance-based portion of our executive compensation to comply with certain exemptions in Section 162(m). However, we reserve the right to use our judgment to authorize compensation payments that do not comply with the exemptions in Section 162(m) when we believe that such payments are appropriate and in the best interests of the stockholders, after taking into consideration changing business conditions or the officer’s performance.

Post-Employment Compensation

Pension Benefits

We do not provide pension arrangements or post-retirement health coverage for our executives or employees. Our executive officers are eligible to participate in our 401(k) defined contribution plan. In any plan year, we will contribute to each participant a matching contribution equal to 50% of the first 6% of the participant’s compensation that has been contributed to the plan, as prescribed in the plan document and within federal tax limits. All of our executive officers participated in our 401(k) plan during fiscal 2007 and received matching contributions.

Nonqualified Deferred Compensation

We do not provide any nonqualified defined contribution or other deferred compensation plans.

Summary Compensation Table for 2007

The following table sets forth a summary of annual and long-term compensation awarded, earned or paid for the fiscal year ended December 31, 2007 and December 31, 2006 to our Chief Executive Officer and two Executive Vice Presidents.

Name and Principal Position	Year	Salary ($)		Non-Equity Incentive Plan Compensation ($)	Stock Awards ($)(1)	Option Awards ($)(2)	All Other Compensation ($)		Total ($)
Steven Rauscher	2007	432,600		196,253	156,883	390,698	25,709	(3)	1,202,143
Chief Executive Officer and President	2006	432,115		325,282	92,196	919,779	174,240	(6)	1,943,612

Dominick Colangelo	2007	340,000		128,537	125,818	267,581	7,200	(4)	869,136
Executive Vice President, Corporate Development and Operations	2006	338,654		206,136	73,757	193,495	7,050	(7)	819,092

Philippe Maitre	2007	270,000		81,659	41,546	52,883	64,711	(5)	510,799
Executive Vice President and Chief Financial Officer	2006	155,769	(9)	96,904	14,264	18,001	22,022	(8)	306,960

(1)

Reflects the amounts recognized for financial statement reporting purposes for fiscal 2007 and 2006 in accordance with SFAS No. 123R Refer to Note 2, “Stock-Based Compensation,” in the Notes to Consolidated Financial Statements found in our Annual Report on Form 10-K filed with the SEC on February 6, 2008 for the assumptions used to determine the valuation of our stock awards.

(2)

The values shown reflect the dollar amounts relating to option awards recognized for financial statement purposes for the fiscal year ended December 31, 2007 and 2006 in accordance with SFAS No. 123R. Refer to Note 2, “Stock-Based Compensation,” in the Notes to Consolidated Financial Statements found in our Annual Report on Form 10-K filed with the SEC on February 6, 2008 for the assumptions used to determine the valuation of our option awards.

(3)

The 2007 amount represents $3,758 in contributions to Mr. Rauscher’s life insurance premiums, $6,750 to the Company’s 401(k) Retirement Savings Plan and $15,201 in compensation allowances related to car allowances.

(4)	The 2007 amount represents $450 in contributions to Mr. Colangelo’s life insurance premiums, and $6,750 to the Company’s 401(k) Retirement Savings Plan.
(5)	This amount represents $4,673 in contributions to the Company’s 401(k) Retirement Savings Plan and $60,038 in relocation costs.

(6)

The 2006 amount represents $3,758 in contributions to Mr. Rauscher’s life insurance premiums, $6,600 to the Company’s 401(k) Retirement Savings Plan, $14,652 in compensation allowances which are paid in accordance with Mr. Rauscher’s employment agreement primarily for car allowances and $149,230 related to income realized for payment in full of all principal outstanding under a note whereby, the Company loaned Mr. Rauscher $163,000 to allow him to pay income tax liabilities associated with the grant of 3,000 restricted shares. In accordance with the terms of the loan, Mr. Rauscher transferred 3,000 shares to the Company as payment in full under such loan and paid the Company an amount equal to $41,334 for interest due to the Company pursuant to such loan.

(7)	The 2006 amount represents $450 in contributions to Mr. Colangelo’s life insurance premiums, and $6,600 to the Company’s 401(k) Retirement Savings Plan.
(8)	This amount represents $22,022 in relocation costs.
(9)	Mr. Maitre commenced employment with the Company May 2006, and this amount represents the pro-rata amount paid to Mr. Maitre of his $270,000 base salary in fiscal 2006.

Grants of Plan-Based Awards for 2007

The following table sets forth certain information with respect to the options granted during or for the fiscal year ended December 31, 2007 to each of our named executive officers.

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards		Grant Date	All Other Stock Awards: Number of Shares of Stock or Units(1) (#)	All Other Option Awards: Number of Securities Underlying Options(2) (#)	Exercise or Base Price of Option Awards(3) ($)	Grant Date Fair Value of Stock and Option Awards(4) ($)
Name and Principal Position	Target ($)	Maximum ($)
Steven Rauscher Chief Executive Officer and President	259,560	389,340	03/7/07	24,196	60,404	4.94	176,677

Dominick Colangelo Executive Vice President, Corporate Development and Operations	170,000	255,000	03/7/07	19,562	48,838	4.94	141,015

Philippe Maitre Executive Vice President and Chief Financial Officer	108,000	162,000	03/7/07	7,722	19,278	4.94	58,836

(1)	Awards consist of restricted stock awards that vest 50% per year for two years from date of grant.
(2)	All options vest in eight equal quarterly installments beginning 90 days form the grant date.
(3)	The exercise price of the stock option awards is equal to the average of the high and low sales price of the common stock on the day of grant as reported by The NASDAQ Global Market.
(4)

This column represents the grant date fair value of each equity award computed in accordance with SFAS No. 123R. Refer to Note 2, “Stock-Based Compensation,” in the Notes to Consolidated Financial Statements found in our Annual Report on Form 10-K filed with the SEC on February 6, 2008 for the assumptions used to determine the valuation of our equity awards.

Outstanding Equity Awards Value at Fiscal Year-End Table

The following table includes certain information with respect to the value of all unexercised options previously awarded to the named executive officers at the fiscal year end December 31, 2007.

	Option Awards						Stock Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date(1)	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Steven Rauscher	34,037	—		—	$115.50	10/25/2010	—		—	—	—
Chief Executive Officer and President	30,000	—		—	$115.50	10/25/2010	—		—	—	—
	3,463	—		—	$115.50	10/25/2010	—		—	—	—
	1,953	—		—	$13.36	3/6/2012	—		—	—	—
	3,751	—		—	$45.16	3/6/2012	—		—	—	—
	3,750	—		—	$45.16	3/6/2012	—		—	—	—
	2,500	—		—	$8.80	10/9/2012	—		—	—	—
	1,667	—		—	$8.80	10/9/2012	—		—	—	—
	834	—		—	$8.80	10/9/2012	—		—	—	—
	8,251	—		—	$3.072	3/11/2013	—		—	—	—
	2,344	—		—	$10.24	3/11/2013	—		—	—	—
	2,344	—		—	$10.24	3/11/2013	—		—	—	—
	1,069	—		—	$15.42	2/3/2014	—		—	—	—
	2,278	—		—	$41.76	4/12/2014	—		—	—	—
	51,812	—		—	$41.76	4/12/2014	—		—	—	—
	8,311	—		—	$41.76	4/12/2014	—		—	—	—
	1	—		—	$21.80	3/6/2015	—		—	—	—
	9,285	—		—	$21.80	3/6/2015	—		—	—	—
	1	4,166	(3)	—	$21.80	3/6/2015	—		—	—	—
	45,834	—		—	$21.80	3/6/2015	—		—	—	—
	1,068	—		—	$18.20	12/20/2015	—		—	—	—
	1	595	(4)	—	$15.40	2/26/2016	—		—	—	—
	27,344	3,311	(4)	—	$15.40	2/26/2016	—		—	—	—
	—	—		—	—	—	12,098	(5)	$16,332	—	—
	22,652	37,752	(4)	—	$4.94	3/6/2017	—		—	—	—

Dominick Colangelo	6,954	6,954	(2)	—	$28.76	1/2/2015	—		—	—	—
Executive Vice President	8,672	8,670	(2)	—	$28.76	1/2/2015	—		—	—	—
	21,875	3,125	(4)	—	$15.40	2/26/2016	—		—	—	—
	—	—		—	—	—	9,781	(5)	$13,204	—	—
	18,314	30,524	(4)	—	$4.94	3/6/2017	—		—	—	—

Philippe Maitre	5,469	16,406	(2)	—	$13.64	5/21/2016	—		—	—	—
Executive Vice President and Chief Financial Officer	—	—		—	—	—	3,861	(5)	$5,212	—	—
	—	—		—	—	—	6,562	(5)	$8,859	—	—
	7,229	10,829	(4)	—	$4.94	3/6/2017	—		—	—	—
	—	1,220	(4)	—	$4.94	3/6/2017	—		—	—	—

(1)	The expiration date of each option occurs ten years after the date of grant of each option.
(2)	Options become exercisable in four equal annual installments from the date of grant.
(3)	Options become exercisable in twelve equal quarterly installments beginning 90 days from the date of grant.
(4)	Options become exercisable in eight equal quarterly installments beginning 90 days from the date of grant.
(5)	Restricted stock vests in two equal installments on November 30, 2008 and November 30, 2009, respectively.

Options Exercised and Stock Vested in the year ended December 31, 2007

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Steven Rauscher	18,348	23,852
Dominick Colangelo	14,781	19,215
Philippe Maitre	6,049	17,327

Employment Agreements

Steven Rauscher, President and Chief Executive Officer

Steven Rauscher, President and Chief Executive Officer, has an employment agreement with us, which commenced on October 26, 2000. Mr. Rauscher’s current base salary is $432,600 per year. The agreement entitles Mr. Rauscher to receive an annual incentive bonus target of 60% of his base salary based on our achievement of certain performance measures as determined by the Board of Directors. Upon hiring in October 2000, Mr. Rauscher was awarded stock options to purchase 67,500 shares of common stock at an exercise price of $115.50 per share, the fair market value of the common stock on the date of grant. These options are fully vested. In connection with his commencement of employment with us in 2001, Mr. Rauscher was also awarded 3,000 shares of restricted common stock share.

In the event that Mr. Rauscher’s employment is terminated by us for reasons other than for cause, or he terminates it with good reason (as defined), the agreement provides for the continuation of all compensation and benefits for a period of up to 12 months, or until such time as he finds comparable employment, whichever occurs first. Also, if, within two years following a change of control (as defined) of the Company, Mr. Rauscher’s employment is terminated other than for cause, or he experiences a material reduction in responsibilities or compensation, or is required to relocate out of the greater Boston area, he will receive a lump sum severance payment in an amount equal to two times the sum of his base salary and annual target incentive bonus, as well as the pro-rated portion of his target bonus for the year in which his employment is terminated, and any remaining unvested options and restricted shares will immediately and fully vest and all his options will remain exercisable for the shorter of two years from his date of termination or the expiration date of the option. Mr. Rauscher is also entitled to continue to participate in the Company’s group health and dental plans for a period of 24 months following termination and the Company is obligated to continue to contribute to the premium cost of that coverage for such period. Mr. Rauscher’s employment agreement also provides that he will be entitled to receive a payment to cover any excise tax payable with respect to such severance payments as a result of Section 280G of the U.S. tax code.

Dominick Colangelo, Executive Vice President, Corporate Development and Operations

Dominick (Nick) Colangelo, Esq., Executive Vice President, Corporate Development and Operations, has an employment agreement with us, which commenced on January 1, 2005. Mr. Colangelo’s current base salary is $340,000 per year. The agreement, as amended, entitles Mr. Colangelo to receive an annual incentive bonus target of 50% of his salary based on his performance and that of the Company against goals to be determined by the Board of Directors annually. Upon hiring in January 2005, Mr. Colangelo received a cash signing bonus of $100,000 and was awarded stock options to purchase 31,250 shares of common stock at $28.76 per share, the fair market value of the common stock on the date of grant, which options vest in four equal annual installments on the anniversary of his commencement of employment.

In the event that Mr. Colangelo’s employment is terminated by us for reasons other than for cause, or he terminates it with good reason (as defined), the agreement provides for the continuation of all compensation and benefits for a period of up to nine months, or until such time as he finds comparable employment, whichever occurs first. Also, if, within two years following a change of control (as defined) of the Company, Mr. Colangelo’s employment is terminated other than for cause, or he experiences a material reduction in responsibilities or compensation at the surviving company, or he is required to relocate out of the greater Boston area, he will receive a lump sum severance payment equal to one and a half times the sum of his base salary and annual target incentive bonus, as well as the pro-rated portion of his target bonus for the year in which his employment is terminated and any remaining unvested restricted shares and options will immediately and fully vest and all his options will remain exercisable for the shorter of two years from his date of termination or the expiration date of the option. Mr. Colangelo is also entitled to continue to participate in the Company’s group health and dental plans for a period of 18 months following termination and the Company is obligated to continue to contribute to the premium cost of that coverage for such period. Mr. Colangelo’s employment agreement also provides that he will be entitled to receive a payment to cover any excise tax payable on such severance payments as a result of Section 280G of the U.S. tax code.

Philippe Maitre, Executive Vice President and Chief Financial Officer

Philippe Maitre, Executive Vice President and Chief Financial Officer, has an employment agreement with us, which commenced on May 22, 2006. Mr. Maitre’s current base salary is $300,000 per year. The agreement entitles Mr. Maitre to receive an annual incentive bonus target of 50% of his base salary based on his performance and that of the Company against goals to be determined by the Board of Directors annually after consultation with Mr. Maitre. Upon hiring, Mr. Maitre received a cash signing bonus of $25,000 and was awarded (i) stock options to purchase 21,875 shares of common stock at an exercise price of $13.64 per share, the fair market value of the common stock on the date of grant, which options vests in four equal annual installments on the anniversary of his commencement of employment, and (ii) 8,750 shares of restricted common stock which stock vest in four equal annual installments on the anniversary of his commencement of employment. We also agreed to reimburse Mr. Maitre for reasonable relocation expenses up to $125,000.

In the event that Mr. Maitre’s employment is terminated by us for reasons other than for cause, or he terminates it with good reason (as defined), the agreement provides for the continuation of all compensation and benefits for a period of up to nine months, or until such time as he finds comparable employment, whichever occurs first. Also, if, within two years following a change of control (as defined) of the Company, Mr. Maitre’s employment is terminated other than for cause, or he experiences a material reduction in responsibilities at the surviving company, he will receive a lump sum severance payment equal to one and a half times the sum of his base salary and annual target incentive bonus, as well as the pro-rated portion of his target bonus for the year in which his employment is terminated and any remaining unvested restricted shares and options will immediately and fully vest and all his options will remain exercisable for the shorter of two years from his date of termination or the expiration date of the option. Mr. Maitre is also entitled to continue to participate in our group health and dental plans for a period of 18 months following termination and the Company is obligated to continue to contribute to the premium cost of that coverage for such period. Mr. Maitre’s employment agreement also provides that he will be entitled to receive a payment to cover any excise tax payable on such severance payments as a result of Section 280G of the U.S. tax code.

Potential Payments Upon Termination of Employment or Change of Control Under Employment Agreements

The following table summarizes the potential payments to each named executive officer assuming that one of the following events occurs. The table assumes that the event occurred on December 31, 2007, the last business day of our fiscal year. We have assumed a price per share of our common stock of $1.35, which was the closing price of our common stock on December 31, 2007.

Name	Termination Other Than “For Cause” or Resignation With Good Reason		Termination Other Than “For Cause” Following a Change in Control
Steven Rauscher President and Chief Executive Officer	$705,402	(1)	$2,444,928	(2)

Dominick Colangelo Executive Vice President, Corporate Development and Operations	392,432	(3)	1,213,489	(4)

Philippe Maitre Executive Vice President and Chief Financial Officer	293,432	(5)	878,009	(6)

(1)

Includes payment of the following: $432,600 for the continuation of salary, $259,560 for his target bonus and $13,242 for continuation of benefits for a period of 12 months following such termination, or until Mr. Rauscher finds comparable employment. We have assumed payment for the full 12 months.

(2)

Includes payment of the following: $1,384,320 in a lump sum payment for salary and bonus, equivalent to two times his base salary for fiscal year 2007 plus two times his annualized target incentive bonus; $259,560 for the pro-rated portion of his target bonus for the year in which he was terminated; $26,485 for benefits, the value of which is based upon the premiums in effect on December 31, 2007; $183,833 for accelerated vesting of equity awards, based on the fair value of unvested stock options as of December 31, 2007 in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-based Payments”; and, $590,730 for any excise tax payable with respect to such severance payments in accordance with Section 280G of the U.S. tax code. The gross-up figures assume a December 31, 2007 change in control and termination date. For purposes of these figures, the following are included as parachute payments: cash severance payable upon the termination in connection with the change of control, additional pro-rated bonus amounts payable upon the termination, and the value of the acceleration of outstanding equity awards, all determined in accordance with applicable tax regulations. Any earned but unpaid salary or bonus amounts due following the termination are not treated as parachute payments. We have assumed that all outstanding options are cashed out in the assumed transaction for an amount equal to the excess, if any, of $1.35 (the closing price of our common stock on December 31, 2007, the last business day of the year) over the exercise per share under the option, multiplied by the number of shares subject to the option. Finally, these figures assume that none of the parachute payments will be discounted as attributable to reasonable compensation and no value is attributed to the executive executing a non-competition agreement in connection with the assumed termination of employment.

(3)

Includes payment of $255,000 for the continuation of salary, $127,500 for his target bonus and $9,932 for continuation of benefits for a period of nine months following such termination, or until Mr. Colangelo finds comparable employment. We have assumed payment for the full nine months.

(4)

Includes payment of the following: $765,000 in a lump sum payment for salary and bonus, equivalent to one and a half times the sum of his base salary for fiscal year 2007 plus his annualized target incentive bonus; $170,000 for the pro-rated portion of his target bonus for the year in which he was terminated; $19,864 for benefits, the value of which is based upon the premiums in effect on December 31, 2007; and $258,625 for accelerated vesting of equity awards, based on the fair value of unvested stock options as of December 31, 2007 in accordance with the provisions of SFAS No. 123R, “Share-based Payments”.

(5)

Includes payment of $202,500 for the continuation of salary, $81,000 for his target bonus and $9,932 for continuation of benefits for a period of nine months following such termination, or until Mr. Maitre finds comparable employment. We have assumed payment for the full nine months.

(6)

Includes payment of the following: $567,000 in a lump sum payment for salary and bonus, equivalent to one and a half times the sum of his base salary for fiscal year 2007 plus his annualized target incentive bonus; $108,000 for the pro-rated portion of his target bonus for the year in which he was terminated; $19,864 for benefits, the value of which is based upon the premiums in effect on December 31, 2007; and, $183,145 for accelerated vesting of equity awards, based on the fair value of unvested stock options as of December 31, 2007 in accordance with the provisions of SFAS No. 123R, “Share-based Payments”.

RELATED PARTY TRANSACTIONS

In accordance with our Audit Committee charter, our Audit Committee is responsible for reviewing and approving the terms and conditions of all related party transactions. Although we have not entered into any financial transactions with any immediate family member of a director or executive officer of our Company, if we were to do so, any such material financial transaction would need to be approved by our Audit Committee. A report is made to our Audit Committee annually disclosing all related parties that are employed by us and related parties that are employed by other companies with whom we had a material relationship during that year, if any. In determining whether to approve or ratify an interested transaction, the Audit Committees takes into account such factors as they deem appropriate, which may include whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

We did not have any reportable related party transaction in fiscal 2007.

We have determined that, in 2006 and 2008, we had the following reportable related transactions described below.

To finance the acquisition of ANTARA capsules in August 2006, we entered into several financing arrangements with Paul Royalty Fund Holdings II, LP, an affiliate of Paul Capital Partners (“PRF”), in consideration for an aggregate amount of $70.0 million. In connection with such financing arrangements, we agreed to elect one person designated by PRF to our Board following the closing in August of 2006 and to continue to nominate one person designated by PRF for election to our Board by our shareholders. Initially, Greg Brown and Walter Flamenbaum were PRF’s previous representatives and John Leone currently acts as the PRF designee to our Board. In connection with such financing transaction, we entered into the Revenue Interests Assignment Agreement pursuant to which we sold to PRF the right to receive specified royalties on Oscient’s net sales in the United States (and the net sales of its affiliates and licensees) of FACTIVE tablets and Guardian II sold to Paul Capital the right to receive specified royalties on Guardian II’s net sales in the United States (and the net sales of its affiliates and licensees) of ANTARA capsules, in each case until December 31, 2016 in exchange for an aggregate of $40 million from Paul Capital. The royalty payable to Paul Capital on net sales of ANTARA and FACTIVE are tiered as follows: 9% for the first $75 million in annual net revenues, 6% for annual net revenues in excess of $75M, but less than $150 million, and 2% for annual net revenues which exceed $150 million. Once the cumulative royalty payments to Paul Capital exceed $100 million, the royalties become nominal. Further, our wholly owned subsidiary, Guardian II, entered into a Note Purchase Agreement with PRF pursuant to which Guardian II issued and sold a $20,000,000 aggregate principal amount of 12% senior secured note due on the fourth anniversary of the closing date, subject to Guardian II’s option to extend the maturity to the sixth anniversary of the closing date, provided (i) there are no defaults under the note at the time, and (ii) we issue to PRF, at the time of the exercise of such option, a warrant for a number of shares of common stock equal to 10% of the principal balance plus accrued interest divided by $6.94, with an exercise price of $6.94 per share. In connection with such financial agreements, Guardian II and PRF entered into a Security Agreement under which Guardian II granted to PRF a security interest in and to substantially all assets owned by Guardian II (including rights to the ANTARA products) in order to secure its performance under each of the agreements with PRF. As part of the financing, we and PRF also entered into a Common Stock and Warrant Purchase Agreement, pursuant to which, in exchange for $10 million, Oscient sold to PRF 1,388,889 shares of the common stock (as adjusted pursuant to the one-for-eight reverse stock split) at a price of $7.20 per share (as adjusted pursuant to the one-for-eight-reverse stock split) and issued PRF a warrant to purchase 288,019 shares of common stock (as adjusted pursuant to the one-for-eight reverse stock split) at an exercise price of $6.94 per share (as adjusted pursuant to the one-for-eight reverse stock split). The Warrant is exercisable for seven years from the date of closing.

On November 5, 2008 we entered into a First Amendment (the “Amendment”) to the revenue interests assignment agreement. The effectiveness of the Amendment is contingent upon, among other closing conditions, the closing of the exchange offer.

The Amendment provides that PRF will consent to the grant by Guardian II of a second-ranking security interest in and to the assets of Guardian II to secure Guardian II’s guarantee of the notes that will be issued in the Exchange Offer. Guardian II granted a first priority security interest to PRF in 2006 in substantially all of its assets in order to secure the obligations of the Company and Guardian II under the revenue interests assignment agreement and the note purchase agreement dated July 21, 2006.

Under the terms of the Amendment, in the event that the sum of the net sales of ANTARA and FACTIVE in the U.S. and the gross margin received by the Company from sales of FACTIVE within its territory outside of the U.S. (for which the definition of Net Revenues has been expanded to include in the Amendment) is less than 85% of certain specified annual sales thresholds, then PRF will be entitled to a (i) 3% increase in the applicable royalty percentage payable on the first $75 million of sales of such products in the applicable year and (ii) 2% increase in the applicable royalty percentage payable on net sales of such products in excess of $75 million and less than $150 million in the applicable year. The specified sales thresholds are $115 million in 2009, $135 million in 2010, $150 million in 2011 and $175 million thereafter through the term. Furthermore, the Amendment provides that in the event that the Company fails to achieve the specified sales threshold in any applicable year, the increased applicable royalty percentage shall also be payable on the net sales of any future drug products acquired or in-licensed by the Company or its subsidiaries. The increase in the applicable percentage payable on net sales shall be limited to a maximum payment to PRF of $2.25 million per year and $15 million during the term of the Agreement, and in no event shall such payment exceed the amount which PRF would have received in the applicable year had the specified sales threshold for that year been achieved.

The Amendment also provides that in the event that the Company or its subsidiaries acquires or in-licenses additional drug products, the Company shall make a one-time milestone payment to PRF of $1.25 million on the second anniversary of the Company’s first commercial sale of such product.

Under the terms of the Amendment, in the event that PRF and the Company determine that the fair market value of the collateral in which PRF has been granted a security interest by Guardian II is less than the Put/Call Price, the Company will elect, in its sole discretion, to either grant PRF a security interest in 25% of each additional drug product acquired or in-licensed by the Company or its subsidiaries, or pay PRF $1.5 million on the second year anniversary of the Company’s first commercial sale of each such product.

The Amendment also provides that any acceleration or failure to pay the notes to be issued in the exchange offer shall be considered a Put Event.

Upon the effectiveness of the Amendment the Company will issue to PRF (i) a $2.0 million aggregate principal amount note which will be substantially identical to the notes issued in the exchange offer and (ii) 500,000 shares of the Company’s common stock. The Company also has granted certain registration rights to PRF with respect to the note and the shares. Additionally, upon the effectiveness of the Amendment, the Company agreed to amend the exercise price of the common stock purchase warrant dated August 18, 2006 issued to PRF to purchase 288,018 shares of the Company’s common stock to be equal to the closing price of the Company’s Common Stock on the NASDAQ Global Market on the date immediately preceding the closing of the exchange offer.

The effectiveness of the Amendment is contingent upon, among other things, PRF entering into the Intercreditor Agreement, Guardian II entering into a security agreement granting the second ranking security interest and the closing of the exchange offer.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of Company common stock as of September 30, 2008 by:

•	each person known by us to beneficially own more than 5% of our Company common stock;

•	each director and nominee for director of the Company;

•	each executive officer of the Company; and

•	all of our directors and executive officers of the Company as a group.

The percentages shown are based on shares of Company common stock outstanding as of September 30, 2008, and where indicated also include beneficially owned shares of common stock underlying the Company’s outstanding convertible notes. Unless otherwise indicated, the address for each stockholder is c/o Oscient Pharmaceuticals Corporation, 1000 Winter Street, Suite 2200, Waltham, Massachusetts 02451. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity.

Beneficial ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC and include voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of the date hereof are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name. The percentage of beneficial ownership is based on 14,244,661 shares of common stock outstanding on September 30, 2008.

	Amount and Nature of Beneficial Ownership		Percent of Class Including Convertible Notes	Amount and Nature of Beneficial Ownership Excluding Convertible Notes		Percent of Class Excluding Convertible Notes
5% Stockholders:
Akanthos Capital Management, LLC	1,740,741	(1)	11.0%	—		—
Alexandra Investment Management, LLC	844,445	(2)	5.6%	—		—
Bruce & Co., Inc.	1,089,038	(3)	7.1%	—		—
Citigroup Incorporated	1,390,445	(4)	8.9%	—		—
Highbridge Capital Management, LLC	1,743,310	(5)	10.9%	32,421	(6)	–
OrbiMed Advisors, LLC	2,101,112	(7)	12.9%	—		—
Paul Royalty Fund Holdings II	1,676,908	(8)	11.5%	1,676,908	(8)	11.5%
Renaissance Technologies, LLC	991,976	(9)	7.0%	991,976	(9)	7.0%
Visium Asset Management, LP	1,777,778	(10)	11.1%	—		—
Zazove Associates, LLC	1,398,593	(11)	8.9%	—		—

Directors and Named Executive Officers:
Gregory B. Brown	2,763	(12)	—	2,763	(12)	—
Dominick Colangelo	150,996	(13)	1.1%	150,996	(13)	1.1%
Mark A. Glickman	49,742	(14)	0.3%	49,742	(14)	0.3%
Robert J. Hennessey	17,354	(15)	0.1%	17,354	(15)	0.1%
John R. Leone	1,677,902	(16)	11.5%	1,677,902	(16)	11.5%
Philippe M. Maitre	82,346	(17)	0.6%	82,346	(17)	0.6%
William R. Mattson	2,763	(18)	—	2,763	(18)	—
Steven M. Rauscher	386,650	(19)	2.7%	386,650	(20)	2.7%
William S. Reardon	11,555	(20)	0.1%	11,555	(21)	0.1%
Norbert G. Riedel	21,153	(21)	0.1%	21,153	(22)	0.1%
David K. Stone	23,383	(22)	0.2%	23,383	(23)	0.2%
All directors and officers as a group (12 persons)	2,426,607	(23)	16.1%	2,426,607	(24)	16.1%

(1)

Includes 1,740,741 shares of Common Stock issuable upon the conversion of the Company’s 3.50% Convertible Senior Notes due 2011. The address of this shareholder is 21700 Oxnard Street, Suite 1520, Woodland Hills, CA 91367. This information is based on the Schedule 13F filed on August 14, 2008 by Akanthos Capital Management, LLC.

(2)

Includes 844,444 shares of Common Stock issuable upon the conversion of the Company’s 3.50% Convertible Senior Notes due 2011. The address of this shareholder is 767 Third Avenue, 39th Floor, New York, New York, 10017. This information is based on the Schedule 13F filed on August 14, 2008 by Alexandra Investment Management, LLC.

(3)

Includes 1,089,038 shares of Common Stock issuable upon the conversion of the Company’s 3.50% Convertible Senior Notes due 2011. The address of this shareholder is 20 N. Wacker Drive, Suite 2414, Chicago, IL 60606. This information is based on the Schedule 13F filed on August 20, 2008 by Bruce & Co., Inc.

(4)

Includes 1,390,445 shares of Common Stock issuable upon the conversion of the Company’s 3.50% Convertible Senior Notes due 2011. The address of this shareholder is 399 Park Avenue, New York, NY 10043. This information is based on the Schedule 13F filed on August 14, 2008 by Citigroup Incorporated.

(5)

Includes (i) 1,710,889 shares of Common Stock issuable upon the conversion of the Company’s 3.50% Convertible Senior Notes due 2011, and (ii) 25,000 shares of Common Stock issuable to Smithfield Fiduciary, LLC, a wholly owned subsidiary of Highbridge International, LLC, upon the exercise of warrants to purchase shares of Common Stock. In addition to such warrants and common shares, the reporting persons may be deemed to beneficially own 161,917 shares of Common Stock issuable to Highbridge International, LLC and 58,891 shares of Common Stock issuable to Smithfield Fiduciary, LLC, a wholly-owned subsidiary of Highbridge International, LLC, upon the exercise of warrants to purchase shares of Common Stock; however, pursuant to the terms of these warrants, the warrants cannot be exercised until such time as its holders would not beneficially own after such exercise more than 4.99% of the outstanding shares of Common Stock. The address of this shareholder is 9 West 57th Street, 27th Floor, New York, New York 10019. This information is based on the Schedule 13G filed on February 7, 2008 and the Schedule 13F filed on August 13, 2008 by Highbridge Capital Management, LLC.

(6)

Includes 25,000 shares of Common Stock issuable to Smithfield Fiduciary, LLC, a wholly owned subsidiary of Highbridge International, LLC, upon the exercise of warrants to purchase shares of Common Stock. In addition to such warrants and common shares, the reporting persons may be deemed to beneficially own 161,917 shares of Common Stock issuable to Highbridge International, LLC and 58,891 shares of Common Stock issuable to Smithfield Fiduciary, LLC, a wholly-owned subsidiary of Highbridge International, LLC, upon the exercise of warrants to purchase shares of Common Stock; however, pursuant to the terms of these warrants, the warrants cannot be exercised until such time as its holders would not beneficially own after such exercise more than 4.99% of the outstanding shares of Common Stock. The address of this shareholder is 9 West 57th Street, 27th Floor, New York, New York 10019. This information is based on the Schedule 13G filed on February 7, 2008 by Highbridge Capital Management, LLC.

(7)

Includes 1,305,556 shares of Common Stock issuable upon the conversion of the Company’s 3.50% Convertible Senior Notes due 2011 held by OrbiMed Advisors, LLC and 795,556 shares of Common Stock issuable upon the conversion of the Company’s 3.50% Convertible Senior Notes due 2011 held by OrbiMed Capital, LLC. The reporting persons hold the securities on behalf of other persons who have the right to receive, or the power to direct the receipt of dividends from, or proceeds from sale of, such securities. No one such other person’s interest in the securities whose ownership is reported here relates to more than five percent of the class. OrbiMed Advisors, LLC and OrbiMed Capital, LLC hold 795,556 share equivalents issuable from convertible bonds on behalf of Caduceus Capital Master Fund Limited, 723,334 share equivalents issuable from convertible bonds on behalf of Caduceus Capital II, L.P., 528,148 share equivalents issuable from convertible bonds on behalf of UBS Eucalyptus Fund, LLC, and 54,074 share equivalents issuable from convertible bonds on behalf of PW Eucalyptus Fund, Ltd. The address of the reporting persons is 767 Third Avenue, 30th Floor, New York, New York 10017. This information is based on the Schedule 13G filed on September 26, 2008 by OrbiMed Advisors, LLC.

(8)

Includes 1,388,889 restricted shares directly held by Paul Royalty Fund Holdings II (“PRFH”) and indirectly held by Paul Royalty Fund II, LP (“PRF”), Paul Royalty Associates II, LP (“PRA”), Paul Royalty Management, LLC (“PRM”) and Paul Capital Advisors, LLC (“PCA”). PRFH directly owns 1,388,889 shares of Common Stock. PRF and PRA may be deemed to indirectly own 1,388,889 shares of common stock held by PRFH because PRF and PRA are the general partners of PRFH. PRM may be deemed to indirectly own the shares because PRM is the general partner of PRF and PRA. As manager of PRA, PCA exercises voting and dispositive power over investments held by PRA. Includes warrants exercisable for 288,019 shares of Common Stock held by PRFH. PRF and PRA may be deemed to own the warrants held by PRFH because PRF and PRA are the general partners of PRFH. PRM may be deemed to own the warrants because PRM is the general partner of PRF and PRA. As manager of PRA, PCA exercises voting and dispositive power over investments held by PRA. The address of this shareholder is 50 California Street, Suite 3000, San Francisco, CA 94111. This information is based on information contained in a joint Schedule 13G filed on August 28, 2006 by PRFH.

(9)	The address of the shareholder is 800 Third Avenue, New York, NY 10022. This information is based on information contained in a Schedule 13F filed on August 14, 2008 by Renaissance Technologies, LLC.
(10)

Includes 1,777,778 shares of Common Stock issuable upon the conversion of the Company’s 3.50% Convertible Senior Notes due 2011. Visium Asset Management, LP has indirect beneficial ownership as the investment manager of pooled investment vehicles. The address of this shareholder is 950 Third Avenue – 29th Floor, New York, NY 10022. This information is based on the Schedule 13F/A filed on September 8, 2008 by Visium Asset Management, LP.

(11)

Includes 1,398,593 shares of Common Stock issuable upon the conversion of the Company’s 3.50% Convertible Senior Notes due 2011. The address of this shareholder is 1001 Tahoe Blvd., Incline Village, NV 89451. This information is based on the Schedule 13F filed on July 31, 2008 by Zazove Associates, LLC.

(12)

Includes (i) 1,563 shares of common stock, which shares are issuable upon the exercise of vested options or options that are to become vested within 60 days following September 30, 2008 and (ii) 450 restricted shares.

(13)

Includes (i) 104,527 shares of common stock, which shares are issuable upon the exercise of vested options or options that are to become vested within 60 days following September 30, 2008 and (ii) 7,000 restricted shares.

(14)

Includes (i) 13,585 shares of common stock, which shares are issuable upon the exercise of vested options or options that are to become vested within 60 days following September 30, 2008 and (ii) 29,328 restricted shares.

(15)

Includes (i) 10,396 shares of common stock, which shares are issuable upon the exercise of vested options or options that are to become vested within 60 days following September 30, 2008 and (ii) 450 restricted shares.

(16)

Includes 1,388,889 restricted shares directly held by PRFH and indirectly held by PRF, PRA, PRM and PCA. PRFH directly owns 1,388,889 shares of Common Stock. PRF and PRA may be deemed to indirectly own 1,388,889 shares of common stock held by PRFH because PRF and PRA are the general partners of PRFH. PRM may be deemed to indirectly own the shares because PRM is the general partner of PRF and PRA. As manager of PRA, PCA exercises voting and dispositive power over investments held by PRA. Includes warrants exercisable for 288,019 shares of Common Stock held by PRFH. PRF and PRA may be deemed to own the warrants held by PRFH because PRF and PRA are the general partners of PRFH. PRM may be deemed to own the warrants because PRM is the general partner of PRF and PRA. As manager of PRA, PCA exercises voting and dispositive power over investments held by PRA. Mr. Leone, a partner of Paul Capital Healthcare, is the designee of PRF to the Company’s Board of Directors. Includes (i) 94 shares of common stock, which shares are issuable upon the exercise of vested options or options that are to become vested within 60 days following September 30, 2008, and (ii) 900 restricted shares.

(17)

Includes (i) 38,521 shares of common stock, which shares are issuable upon the exercise of vested options or options that are to become vested within 60 days following September 30, 2008 and (ii) 11,710 restricted shares.

(18)

Includes (i) 1,563 shares of common stock, which shares are issuable upon the exercise of vested options or options that are to become vested within 60 days following September 30, 2008 and (ii) 450 restricted shares.

(19)

Includes (i) 319,440 shares of common stock, which shares are issuable upon the exercise of vested options or options that are to become vested within 60 days following September 30, 2008 and (ii) 9,073 restricted shares.

(20)

Includes (i) 9,002 shares of common stock, which shares are issuable upon the exercise of vested options or options that are to become vested within 60 days following September 30, 2008 and (ii) 450 restricted shares.

(21)

Includes (i) 19,813 shares of common stock, which shares are issuable upon the exercise of vested options or options that are to become vested within 60 days following September 30, 2008 and (ii) 450 restricted shares.

(22)

Includes (i) 18,533 shares of common stock, which shares are issuable upon the exercise of vested options or options that are to become vested within 60 days following September 30, 2008 and (ii) 450 restricted shares.

(23)

Includes (i) 536,943 shares of common stock that are issuable upon the exercise of vested options or options that are to become vested within 60 days following September 30, 2008, (ii) 60,711 restricted shares held by officers and directors, (iii) warrants exercisable for 288,019 shares of common stock held by PRFH and (iv) 1,388,889 restricted shares held by PRFH.

LEGAL MATTERS

Ropes & Gray LLP, Boston, Massachusetts, will pass upon certain legal matters relating to the exchange offer. Certain legal matters will be passed upon for the dealer managers by Shearman & Sterling LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule at December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

OSCIENT PHARMACEUTICALS CORPORATION

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Oscient Pharmaceuticals Corporation

We have audited the accompanying consolidated balance sheets of Oscient Pharmaceuticals Corporation (and subsidiaries) as of December 31, 2007 and 2006, and the related consolidated statements of operations shareholders’ (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oscient Pharmaceuticals Corporation (and subsidiaries) at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material aspects the information set forth therein.

As discussed in Note 12 to the consolidated financial statements, on January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share Based Payments” which requires the Company to recognize expense for all share-based payments based on their fair values.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Oscient Pharmaceutical Corporation’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 4, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts

February 4, 2008,

except for Note 19,

as to which the date is November 3, 2008

OSCIENT PHARMACEUTICALS CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	December 31, 2007	December 31, 2006
ASSETS
Current Assets:
Cash and cash equivalents	$48,268	$38,196
Restricted cash	—	2,483
Notes receivable	486	590
Accounts receivable (net of allowance for bad debts of $35 and $349 in 2007 and 2006, respectively)	15,032	11,937
Inventories	9,059	14,237
Prepaid expenses and other current assets	2,886	2,791

Total current assets	75,731	70,234
Property and Equipment, at cost:
Manufacturing and computer equipment	4,695	4,722
Equipment and furniture	564	1,159
Leasehold improvements	138	138

	5,397	6,019
Less—Accumulated depreciation	4,590	4,522

	807	1,497
Restricted cash	4,198	4,129
Long-term notes receivable	—	1,269
Other assets	5,585	4,074
Intangible assets, net	110,903	120,011
Goodwill	76,960	78,193

	$274,184	$279,407

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities:
Current maturities of long-term obligations	$38	$38
Accounts payable	10,262	10,402
Accrued expenses and other current liabilities	20,928	16,418
Current portion of accrued facilities impairment charge	2,128	2,182
Deferred revenue	364	750

Total current liabilities	33,720	29,790
Long-term Liabilities:
Long-term obligations, net of current maturities	252,859	234,186
Noncurrent portion of accrued facilities impairment charge	8,831	11,718
Other long-term liabilities	7,216	5,073
Deferred revenue	273	636
Commitments and Contingencies (Note 11)
Shareholders’ Deficit:
Common stock, $0.10 par value—Authorized—174,375 shares, Issued and Outstanding—13,892 and 13,559 in 2007 and 2006, respectively	1,389	1,356
Series B restricted common stock, $0.10 par value—Authorized—625 shares, Issued and Outstanding—none	—	—
Additional paid-in-capital	415,654	412,553
Accumulated deficit	(445,758)	(415,905)

Total shareholders’ deficit	(28,715)	(1,996)

	$274,184	$279,407

The accompanying notes are an integral part of these consolidated financial statements.

OSCIENT PHARMACEUTICALS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year Ended December 31,
	2007	2006	2005
Revenues (net):
Product sales	$78,458	$38,244	$20,458
Co-promotion	—	6,890	2,954
Other	1,511	1,018	197

Total net revenues	79,969	46,152	23,609
Costs and expenses (1):
Cost of product sales	31,269	19,613	9,830
Research and development	5,845	12,406	14,432
Selling and marketing	66,278	69,211	74,931
General and administrative	14,573	16,841	13,088

Total costs and expenses	117,965	118,071	112,281

Loss from operations	(37,996)	(71,919)	(88,672)
Other income (expense):
Interest income	2,541	2,995	3,400
Interest expense	(28,206)	(11,056)	(8,126)
Gain on disposition of investment	231	1,617	2,162
Gain on exchange of convertible notes	30,824	—	—
Gain on derivative	3,023	—	—
Other income	114	65	2,643

Net other income (expense)	8,527	(6,379)	79

Loss from operations before income tax	(29,469)	(78,298)	(88,593)
Provision for income tax	(384)	(179)	—

Net loss	$(29,853)	$(78,477)	$(88,593)

Net loss per common share:
Basic and diluted	$(2.19)	$(6.58)	$(9.26)

Weighted average common shares outstanding:
Basic and diluted	13,600,787	11,925,485	9,568,598

(1) Includes non-cash stock-based compensation as follows:

Cost of product sales	$40	$67	$—
Research and development	50	136	836
Selling and marketing	972	1,236	—
General and administrative	1,651	2,437	170

The accompanying notes are an integral part of these consolidated financial statements.

OSCIENT PHARMACEUTICALS CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY AND COMPREHENSIVE LOSS

(in thousands, except share data)

	Common Stock		Additional Paid- In Capital	Accumulated Deficit	Deferred Compensation	Note Receivable From Officer	Total Shareholders’ (Deficit) Equity	Comprehensive Loss
	Shares	$0.10 Par Value
Balance at December 31, 2004	9,475	$948	$363,467	$(248,835)	$(1,017)	$(163)	$114,400	$(93,271)
Exercise of stock options	174	17	854	—	—	—	871	—
Issuance of stock under employee stock purchase plan	20	2	415	—	—	—	417	—
Amortization of deferred compensation	—	—	—	—	1,006	—	1,006	—
Net loss	—	—	—	(88,593)	—	—	(88,593)	(88,593)

Balance at December 31, 2005	9,669	967	364,736	(337,428)	(11)	(163)	28,101	(88,593)
Exercise of stock options	90	9	157	—	—	—	166	—
Issuance of stock under employee stock purchase plan	79	8	732	—	—	—	740	—
Issuance of common stock in private placement	2,254	225	33,252	—	—	—	33,477	—
Issuance of common stock to Paul Capital	1,389	139	9,819	—	—	—	9,958	—
Issuance of restricted stock	78	8	(8)	—	—	—	—	—
Reversal of deferred compensation	—	—	(11)	—	11	—	—	—
Stock based compensation expense	—	—	3,876	—	—	—	3,876	—
Settlement of note receivable	—	—	—	—	—	163	163	—
Net loss	—	—	—	(78,477)	—	—	(78,477)	(78,477)

Balance at December 31, 2006	13,559	1,356	412,553	(415,905)	—	—	(1,996)	(78,477)
Exercise of stock options	5	1	16	—	—	—	17	—
Issuance of stock under employee stock purchase plan	95	9	395	—	—	—	404	—
Net issuance of restricted stock	233	23	(23)	—	—	—	—	—
Stock based compensation expense	—	—	2,713	—	—	—	2,713	—
Net loss	—	—	—	(29,853)	—	—	(29,853)	(29,853)

Balance at December 31, 2007	13,892	$1,389	$415,654	$(445,758)	$—	$—	$(28,715)	$(29,853)

The accompanying notes are an integral part of these consolidated financial statements.

OSCIENT PHARMACEUTICALS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2007	2006	2005
Cash Flows from Operating Activities:
Net Loss	$(29,853)	$(78,477)	$(88,593)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	9,847	7,158	5,411
Provision for excess and obsolete inventories	793	1,631	1,067
(Recovery of) provision for bad debts	(172)	349	—
Non-cash interest expense	9,623	1,468	1,557
Gain on exchange of notes	(30,824)	—	—
Gain on derivatives	(3,023)	—	—
Gain on disposition of investment	(231)	(1,617)	(2,162)
Stock-based compensation	2,713	3,876	1,006
Changes in assets and liabilities, net of acquisition
Accounts receivable	(2,922)	(6,080)	(1,983)
Inventories	4,386	(1,796)	(7,129)
Prepaid expenses and other current assets	(96)	2,134	6,597
Accounts payable	(141)	3,955	(2,633)
Accrued expenses and other liabilities	4,915	3,335	(6,762)
Deferred revenue	(750)	1,386	(1,302)
Accrued facilities impairment charge	(2,618)	(2,826)	(2,947)
Accrued other long-term liabilities	3,692	1,869	993

Net cash used in operating activities	(34,661)	(63,635)	(96,880)

Cash Flows from Investing Activities:
Proceeds from disposition of investment	231	1,617	2,387
Purchases of property and equipment	(56)	(263)	(1,328)
Proceeds from sale of property and equipment	7	1	294
Decrease in restricted cash	2,414	5,118	5,246
(Increase) decrease in other assets	(63)	(329)	471
Proceeds from notes receivable	1,373	790	440
Purchases of marketable securities	—	—	(2,706)
Proceeds from maturities of marketable securities	—	2,696	94,694
Issuance of notes receivable	—	(186)	(2,740)
Cash flows related to acquisition of ANTARA	—	(77,563)	—

Net cash provided by (used in) investing activities	3,906	(68,119)	96,758

Cash Flows from Financing Activities:
Proceeds from issuance of notes, net of issuance costs	40,444	—	—
Proceeds from private placement of common stock, net of issuance costs	—	33,477	—
Proceeds from issuance of stock in connection with acquisition of ANTARA, net of issuance costs	—	9,958	—
Proceeds from exercise of stock options	17	166	871
Proceeds from issuance of stock under the employee stock purchase plan	404	740	417
Proceeds from issuance of notes	—	20,000	—
Proceeds from assignment of revenue interest	—	40,000	—
Payments on long-term obligations	(38)	(9)	(291)

Net cash provided by financing activities	40,827	104,332	997

Net Increase (Decrease) in Cash and Cash Equivalents	10,072	(27,422)	875
Cash and Cash Equivalents, beginning of year	38,196	65,618	64,743

Cash and Cash Equivalents, end of year	$48,268	$38,196	$65,618

Supplemental Disclosure of Cash Flow Information:
Interest paid during period	$14,925	$6,053	$5,346

Income tax paid during period	$18	$25	$—

The accompanying notes are an integral part of these consolidated financial statements.

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements

(1) Operations

Oscient Pharmaceuticals Corporation (the Company) is a commercial-stage pharmaceutical company marketing FDA-approved products in the United States. The Company’s strategy is to gain access to new products via transactions, including acquisition, in-licensing and co-promotion. Oscient has developed a commercial infrastructure, including a national sales force calling on targeted primary care physicians, cardiologists, endocrinologists and pulmonologists in the United States.

Oscient currently markets two products; ANTARA® (fenofibrate) capsules, a cardiovascular product and FACTIVE® (gemifloxacin mesylate) tablets, a fluoroquinolone antibiotic. ANTARA is approved by the FDA to treat hypercholesterolemia (high blood cholesterol) and hypertriglyceridemia (high triglycerides) in combination with a healthy diet. The Company licenses the rights to ANTARA from Ethypharm S.A of France (Ethypharm). The Company began promoting ANTARA in late August 2006. FACTIVE is indicated for the treatment of community-acquired pneumonia of mild to moderate severity (CAP) and acute bacterial exacerbations of chronic bronchitis (AECB). The Company licenses the rights to gemifloxacin, the active ingredient in FACTIVE tablets, from LG Life Sciences of the Republic of Korea (LG Life Sciences). The Company launched FACTIVE in the U.S. market in September 2004.

Additionally, the Company has a novel, late-stage antibiotic candidate, Ramoplanin, for the treatment of Clostridium difficile-associated disease. The Company has made the strategic decision to concentrate its financial resources on building its revenues for products promoted to community-based physicians in the United States and is currently seeking to out-license, co-develop or sell its rights to Ramoplanin to a partner.

As shown in the consolidated financial statements, at December 31, 2007, the Company has total cash and cash equivalents balance of approximately $52,466,000, which includes $4,198,000 in restricted cash, and an accumulated deficit of approximately $445,758,000. Based on the Company’s available capital, current operating plan and management’s ability to manage expenses, the Company believes that the cash on hand as of December 31, 2007, is sufficient to fund continuing operations through at least the end of 2008. The Company may seek to raise additional capital within the next 12 months through the sale of debt or equity securities. The Company’s ability to raise additional capital, however, will be heavily impacted by, among other factors, the investment market for biopharmaceutical companies and the progress of the ANTARA and FACTIVE commercial programs as well as the Company’s progress in meeting its operational and financial objectives, acquiring, licensing or co-promoting an additional product and developing a partnership to advance the Ramoplanin clinical development program. Additional financing may not be available to the Company when needed, or, if available, may not be available on favorable terms. If the Company cannot obtain adequate financing on acceptable terms when such financing is required, the Company’s business will be adversely affected.

(2) Summary of Significant Accounting Policies

The accompanying consolidated financial statements reflect the application of certain accounting policies, as described in this note and elsewhere in the accompanying notes to the consolidated financial statements.

(a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Guardian II Acquisition Corporation, Collaborative Genetics, Inc., Collaborative Securities Corp. (a Massachusetts Securities Corporation), Oscient Pharmaceuticals U.K. Ltd., and GeneSoft Pharmaceuticals LLC. All intercompany accounts and transactions have been eliminated in consolidation.

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(b) Revenue Recognition

The Company’s principal source of revenue is the sale of ANTARA capsules and FACTIVE tablets. In the second quarter of 2005, the Company began recognizing co-promotion revenue in connection with its co-promotion agreement with Auxilium Pharmaceuticals, Inc. (Auxilium), which terminated on August 31, 2006. Other historical sources of revenue include biopharmaceutical alliances and royalties from the divested genomic services business. In future periods, product revenues will continue to increase based on anticipated increased volume of prescriptions of ANTARA capsules and FACTIVE tablets. Conversely, the Company expects revenues derived from biopharmaceutical alliances will continue to decrease.

Although ANTARA revenue results are anticipated to be steady throughout the fiscal year, the Company expects demand for FACTIVE to be highest from December to March as the incidence of respiratory tract infections, including CAP and AECB, tends to increase during the winter months. In addition, fluctuations in the severity of the annual respiratory tract infection season may cause product sales to vary from year to year. Due to these seasonal fluctuations in demand for FACTIVE, the Company’s results in any particular quarter may not be indicative of the results for any other quarter or for the entire year.

Product Sales

The Company follows the provisions of Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition (a replacement of SAB 101)” (SAB No. 104) and recognizes revenue from product sales upon delivery of product to wholesalers, when persuasive evidence of an arrangement exists, the fee is fixed or determinable, title to product and associated risk of loss has passed to the wholesaler and collectability of the related receivable is reasonably assured. All revenues from product sales are recorded net of applicable allowances for sales returns, rebates, special promotional programs, and discounts. For arrangements where the risk of loss has not passed to wholesalers or pharmacies, the Company defers the recognition of revenue by recording deferred revenue until such time that risk of loss has passed. The cost of ANTARA and FACTIVE associated with amounts recorded as deferred revenue is recorded in inventory until such time as risk of loss has passed.

Co-Promotion Revenue

On August 31, 2006, the Company and Auxilium mutually agreed to conclude the co-promotion arrangement and agreed to share profits from primary care sales, as provided for under the co-promotion agreement, through August 31, 2006. Amounts earned under the Company’s co-promotion agreement with Auxilium from the sale of TESTIM gel, a product developed by Auxilium, are classified as co-promotion revenue in the Company’s consolidated statements of operations. Auxilium was obligated to pay the Company a co-promotion fee based on a specified percentage of the gross profit from TESTIM sales attributable to primary care physicians in the U.S. that exceeded a specified cumulative sales threshold, determined on an annual basis. The specific percentage was based upon TESTIM sales levels attributable to primary care physicians and the marketing expenses incurred by the Company in connection with the promotion of TESTIM under the co-promotion agreement. Such co-promotion revenue was earned when TESTIM units were dispensed through patient prescriptions. There was no cost of goods sold associated with co-promotion revenue, and the selling and marketing expenses incurred with respect to the co-promotion arrangement are classified as selling and marketing expenses in the Company’s consolidated statements of operations. As part of the termination of the co-promotion agreement, the Company received $1,800,000 from Auxilium as additional compensation for commercialization efforts by the Company’s sales force through August 31, 2006, which was recognized as revenue during the year ended December 31, 2006. The Company does not expect any future co-promotion revenue in association with its agreement with Auxilium.

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

Other Revenues

Other revenues primarily consist of sublicensing revenues related to FACTIVE. The Company recognizes revenue in accordance with SAB No. 104 and Emerging Issues Task Force (EITF) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF No. 00-21). In accordance with EITF No. 00-21, the up-front license payments related to the various sublicense agreements will be recognized as revenue over the term of the Company’s continuing obligations under the arrangements which range from eighteen months to thirty-three months. Substantive milestones achieved are recognized as revenue when earned and when payment is reasonably assured, if the Company has completed its remaining obligations under the arrangement. If the Company has further obligations, milestone payments are recognized as revenue if the Company has sufficient evidence of fair value for its remaining obligations otherwise the milestone payment is recognized as revenue over the remaining performance period.

On August 1, 2006, the Company announced that it received notice from Pfizer Mexico that FACTIVE was approved by the Ministry of Health in Mexico to be marketed as FACTIVE-5 for the treatment of community-acquired pneumonia, acute bacterial exacerbations of chronic bronchitis and acute bacterial sinusitis which generated a milestone payment recognized as revenue in 2006. On January 4, 2007, the Company announced that it had granted commercialization rights to FACTIVE in Europe to Menarini International Operation Luxembourg SA (Menarini), a wholly-owned subsidiary of Menarini Industrie Farmaceutiche Riunite S.r.l. Part of this arrangement included an up-front license payment which the Company is recognizing over the term of the Company’s obligations under the arrangement. On March 2, 2007, the Company announced that Abbott Laboratories, Ltd. (Abbott Canada), the Canadian affiliate of Abbott Laboratories, had received approval to begin the promotion of FACTIVE in Canada. In connection with the terms of the agreement with Abbott, a milestone payment related to regulatory approval of the Company’s manufacture of FACTIVE for Canada was recorded as other revenue during 2007. The Company expenses incremental direct costs associated with sublicense agreements in the period in which the expense is incurred. The Company subsequently amended the agreement on January 31, 2008 whereby Abbott Canada’s development and commercialization obligations were substantially reduced. See Note 20.

(c) Sales Rebates, Discounts and Incentives

The Company’s sales of ANTARA and FACTIVE are made to pharmaceutical wholesalers for further distribution through pharmacies to the ultimate consumers of the product. When the Company delivers its product, the Company reduces the amount of gross revenue recognized from such product sales based primarily on estimates of four categories of discounts and allowances that suggest that all or part of the revenue should not be recognized at the time of the delivery—product returns, cash discounts, rebates, and special promotional programs.

Product Returns

Factors that are considered in the Company’s estimate of future ANTARA and FACTIVE product returns include an analysis of the amount of product in the wholesaler and pharmacy channel, review of consumer consumption data as reported by external information management companies, actual and historical return rates for expired lots, the remaining time to expiration of the product, and the forecast of future sales of the Company’s product. Consistent with industry practice, the Company offers contractual return rights that allow its customers to return product within six months prior to and twelve months subsequent to the expiration date of its product. ANTARA capsules and FACTIVE tablets each have a 36-month expiration period from the date of manufacturing. During 2007, the Company increased its estimate for product returns as a result of returns of product lots related to the seven-day course of treatment of FACTIVE tablets. The Company believes the product returns were a result of a

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

combination of the shift in product demand from seven-day course of treatment to five-day course of treatment and returns associated with initial stocking of FACTIVE. As of December 31, 2007 and 2006, the Company’s product return reserve was approximately $3,169,000 and $774,000, respectively. This reserve is evaluated on a quarterly basis, assessing each of the factors described above, and adjusted accordingly. Based on the factors noted above, the Company believes its estimate of product returns is reasonable, and changes, if any, from this estimate would not have a material impact to the Company’s financial statements.

Cash Discounts

The Company’s standard invoice includes a contractual cash 2% discount, net 30 days terms. Based on historical experience, the Company estimates that most of its customers deduct a 2% discount from their balance. The cash discount reserve is presented as an allowance against trade receivables in the consolidated balance sheets. As of December 31, 2007 and 2006, the balance of the cash discounts reserve was approximately $343,000 and $202,000, respectively.

Rebates

The liability for commercial managed care rebates is calculated based on historical and current rebate redemption and utilization rates with respect to each commercial contract. The liability for Medicaid rebates is calculated based on historical and current rebate redemption and utilization rates contractually submitted by each state. As of December 31, 2007 and 2006, the balance of the accrual for managed care and Medicaid rebates for ANTARA and FACTIVE was approximately $4,263,000 and $2,994,000, respectively. Considering the estimates made by the Company, as well as estimates reflected in third party utilization reports that are used in evaluating the required liability balance, the Company believes its estimates are reasonable. As of December 31, 2007, the significant change to the Company’s estimates in the periods presented is primarily attributable to the acquisition of the ANTARA product line.

Special Promotional Programs:

The Company, from time to time, offers certain promotional incentives to its customers for both ANTARA and FACTIVE and will continue this practice in the future. Such programs include: sample cards to retail consumers, certain product incentives to pharmacy customers, and other sales stocking allowances. The Company accounts for these programs in accordance with EITF No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer” (EITF No. 01-09). Examples of programs utilized to date are as follows:

Voucher Rebate Programs for ANTARA

Since acquiring ANTARA in August 2006, the Company has initiated three voucher rebate programs for ANTARA whereby the Company offered a point-of-sale rebate to retail consumers. The liabilities the Company recorded for these voucher rebate programs were estimated based upon the historical rebate redemption rates for similar completed programs by other pharmaceutical companies as reported to the Company by a third party claims processing organization and actual redemption rates on completed programs by the Company. The first program expired on December 31, 2006, the second program expired on September 30, 2007, and the third program expires on February 28, 2009. As of December 31, 2007 and 2006, the balance of the liabilities for these voucher programs totaled approximately $491,000 and $619,000, respectively.

Voucher Rebate Programs for FACTIVE

The Company periodically initiates voucher rebate programs for FACTIVE whereby the Company offers mail-in rebates and point-of-sale rebates to retail consumers. The liabilities the Company records for these voucher

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Notes to Consolidated Financial Statements—(Continued)

rebate programs are estimated based upon the historical rebate redemption rates for similar completed programs. In April 2007, the Company initiated a voucher rebate program whereby the Company offered a point-of-sale rebate to retail consumers. This program expired on December 31, 2007. In October 2007, the Company initiated another voucher rebated program whereby the Company offered a point-of-sale rebate to retail consumers. This program expires on April 30, 2008. As of December 31, 2007 and 2006, the balance of the liabilities for these voucher programs totaled approximately $1,396,000 and $452,000, respectively.

(d) Cash, Cash Equivalents and Marketable Securities

The Company applies the provisions of the Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (SFAS No. 115). At December 31, 2007 and 2006, the Company held cash and cash equivalents. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less. Cash equivalents are carried at cost, which approximates fair value. At December 31, 2007 and 2006, cash and cash equivalents consisted of money market funds. At December 31, 2007 and 2006, the Company did not hold investments, and as a result, had no net unrealized loss. The fair value of the Company’s cash equivalents is determined based on market value.

(e) Accounts Receivable

Trade accounts receivable consists of amounts due from wholesalers for the purchase of ANTARA and FACTIVE. Accounts receivable related to sales of FACTIVE are the accounts receivable of the Company and accounts receivable related to sales of ANTARA are the accounts receivable of Guardian II Acquisition Corporation (Guardian II) (the entity which holds all of the ANTARA assets), a wholly-owned subsidiary of the Company. Guardian II granted Paul Royalty Fund Holdings II, LP, an affiliate of Paul Capital Partners (Paul Capital), a security interest in substantially all of its assets, including its accounts receivable, to secure its obligations to Paul Capital. See Note 11(b).

The Company performs ongoing credit evaluations on its customers and collateral is generally not required. As of December 31, 2007 and 2006, the Company reserved approximately $35,000 and $39,000, respectively, for bad debts related to the sale of ANTARA or FACTIVE. The Company continuously reviews all customer accounts to determine if an allowance for uncollectible accounts is necessary. The Company currently provides substantially all of its distributors with payment terms of up to 30 days on purchases of ANTARA and FACTIVE. Amounts past due from customers are determined based on contractual payment terms. Through December 31, 2007, payments have generally been made in a timely manner and the Company has not written off any customer accounts receivable balances. The Company also reserved $0 and $310,000 as of December 31, 2007 and 2006, respectively, related to other non-trade receivables.

The following table represents accounts receivable (in thousands):

	December 31,
	2007	2006
Trade, net	$14,950	$10,658
Other	82	1,279

Total	$15,032	$11,937

(f) Restricted Cash

In connection with the 3 1/2% convertible debt offering completed in May 2004, the Company was required to set aside cash in an amount equal to the first six semi-annual interest payments related to such debt. As of with

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, the Company’s restricted cash consisted, in part, of the remaining semi-annual interest payment totaling approximately $2,673,000 which was paid on April 15, 2007. There was no such restricted cash requirement in connection with the 3.50% convertible debt offering completed in May 2007. At December 31, 2007, approximately $3,697,000 of cash is restricted in connection with a letter of credit issued for the building lease at the Company’s South San Francisco, California facility, approximately $433,000 of cash is restricted in connection with a letter of credit issued for the building lease at the Company’s Waltham, Massachusetts facility and approximately $68,000 of cash is restricted in connection with a letter of credit issued for the building lease at the Company’s Skillman, New Jersey facility. The restrictions related to the South San Francisco facility, the Waltham facility and the Skillman facility expire on February 28, 2011, March 31, 2012 and February 2013, respectively.

(g) Property and Equipment

The Company records property and equipment at cost. Major replacements and improvements are capitalized, while general repairs and maintenance are expensed as incurred. The Company depreciates its property and equipment over the estimated useful life of the assets using the straight-line method starting when the asset is placed in service. The estimated useful life for leasehold improvements is the term of the lease (which is lower than the useful life of the assets).

Estimated Useful Life
Manufacturing and computer equipment	3-5 Years
Equipment and furniture	3-5 Years
Leasehold improvements	7 Years

As of December 31, 2007, the Company recorded approximately $188,000 as a capital lease obligation with accumulated depreciation of $47,000. The capitalized lease obligation is being depreciated using the straight-line method over the term of the lease and is being classified as computer equipment in the accompanying consolidated balance sheets.

Depreciation expense was approximately $738,000, $781,000 and $644,000 for the fiscal years ended December 31, 2007, 2006 and 2005, respectively.

(h) Inventories

Inventories are stated at the lower of cost or market value, with cost determined under the average cost method which approximates actual cost. Products are removed from inventory on a first-in-first-out basis and recognized as cost of goods sold on an average cost basis.

On a quarterly basis, the Company analyzes inventory levels, and provides a reserve for inventory and marketing samples that have become obsolete, have a cost basis in excess of their expected net realizable value or are in excess of forecast requirements to cost of product revenues and marketing expense, respectively. During 2007, approximately $1,204,000 of ANTARA inventory obtained in the product acquisition became obsolete and was expensed. Expired inventory is disposed of and the related costs are written off against the previously established reserves.

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Notes to Consolidated Financial Statements—(Continued)

At December 31, 2007 and 2006, there was approximately $1,088,000 and $454,000 in ANTARA sample product to be used for ANTARA marketing programs and approximately $655,000 and $1,091,000 in FACTIVE sample product to be used for FACTIVE marketing programs. These are classified as other current assets in the accompanying consolidated balance sheets.

The following table represents net trade inventories (in thousands):

	As of December 31
	2007	2006
Raw material	$2,846	$4,488
Work-in-process	3,022	5,628
Finished goods	3,191	4,121

Total	$9,059	$14,237

(i) Net Loss Per Share

Basic and diluted net loss per share was determined by dividing net loss by the weighted average shares outstanding during the period. Diluted loss per share is the same as basic loss per share for all periods presented, as the effect of the potential common stock is anti-dilutive. Anti-dilutive common stock equivalents which consist of stock options, securities sold under the Company’s employee stock purchase plan, convertible notes, warrants and unvested restricted stock that are not included in diluted net loss per share totaled 20,447,015, 6,316,089 and 4,826,615 shares of the Company’s common stock (prior to the application of the treasury stock method) during the years ended December 31, 2007, 2006 and 2005, respectively.

(j) Single Source Suppliers

ANTARA

Pursuant to the Company’s license arrangement with Ethypharm, Ethypharm is responsible for the manufacture and supply of ANTARA finished product or ANTARA bulk product at the Company’s option. The disruption or termination of the supply of ANTARA by Ethypharm or its third party contractors could have a material adverse effect on the Company’s business, financial position and results of operations.

FACTIVE

The Company currently obtains the active pharmaceutical ingredient for its commercial requirements for FACTIVE from LG Life Sciences. The Company purchases the active pharmaceutical ingredient pursuant to a long-term supply agreement. The disruption or termination of the supply of the commercial requirement for FACTIVE or a significant increase in the cost of the active pharmaceutical ingredient from this source could have a material adverse effect on the Company’s business, financial position and results of operations.

(k) Concentration of Credit Risk

SFAS No. 105, “Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk,” (SFAS No. 105) requires disclosure of any significant off-balance-sheet and credit risk concentrations. The Company has no off-balance-sheet or credit risk concentrations such as foreign exchange contracts, options contracts or other foreign hedging arrangements. The Company maintains its cash and cash equivalents and investment balances with several unaffiliated institutions.

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Notes to Consolidated Financial Statements—(Continued)

The following table summarizes the number of customers that individually comprise greater than 10% of total revenues and their aggregate percentage of the Company’s total product revenues:

	Number of Significant Customers	Percentage of Total Product Revenues by Customer
Year-Ended December 31,		A	B	C
2007	3	36%	38%	15%
2006	3	41%	32%	12%
2005	2	52%	29%	*

The following table summarizes the number of customers that individually comprise greater that 10% of total accounts receivable and their aggregate percentage of the Company’s total trade accounts receivable:

	Number of Significant Customers	Percentage of Total Trade Accounts Receivable by Customer
As of December 31,		A	B	C
2007	3	45%	34%	12%
2006	3	39%	34%	11%

*	balance is less than 10%

To date, the Company has not written off any significant customer receivable balances.

(l) Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates include the following: reserves for inventory obsolescence, sales and managed care rebate reserves, special promotional programs, product returns reserves and the useful lives and expected future cash flows for intangible assets.

(m) Financial Instruments

The estimated fair value of the Company’s financial instruments, including cash, cash equivalents and accounts receivable, approximates the carrying values of these instruments.

In connection with financing the acquisition of ANTARA, the Company recognized an embedded derivative instrument related to a put/call liability. In connection with the convertible debt exchange, the Company recognized an embedded derivative instrument related to an interest make-whole provision. Both are recognized in the accompanying consolidated financial statements at fair value and are recorded as other long-term liabilities in the accompanying consolidated balance sheets. Changes in fair value are recorded in the accompanying consolidated statements of operations. See Note 11.

(n) Reclassifications

The Company has reclassified certain prior-year information to conform with the current year’s presentation.

(o) Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs were approximately $2,735,000, $3,260,000 and $7,666,000 for the fiscal years ended December 31, 2007, 2006 and 2005, respectively.

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(p) Comprehensive Loss

The Company follows the provisions of SFAS No. 130, “Reporting Comprehensive Income” (SFAS No. 130). SFAS No. 130 requires disclosure of all components of comprehensive income (loss) on an annual and interim basis. Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. In 2007, 2006 and 2005, the net loss of approximately $29,853,000, $78,477,000 and $88,593,000, respectively, is equal to the comprehensive net loss.

(q) Segment Reporting

The Company follows the provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (SFAS No. 131). SFAS No. 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS No. 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions as to how to allocate resources and assess performance. The Company’s chief decision makers, as defined under SFAS No. 131, are the chief executive officer and the chief financial officer. All of the Company’s assets are located in the United States. Approximately 96% of the Company’s product revenues are generated from customers based in the United States.

The Company believes it operates in one segment called pharmaceutical. Product sales and the financial information disclosed herein represent all of the material financial information related to the Company’s one operating segment.

Sales by product within the Company’s operating segment are as follows:

	Year- Ended December 31,
	2007	2006	2005
ANTARA	$58,571	$16,778	$—
FACTIVE	19,887	21,466	20,458

Total Product Sales	$78,458	$38,244	$20,458

(r) Long-Lived Assets

The Company follows the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144). Under SFAS No. 144, long-lived assets and identifiable intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If indicators of impairment exist, recoverability of assets to be held and used is assessed by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. Recoverability measurement and estimating the undiscounted cash flows is done at the lowest possible level for which there are identifiable assets. If the aggregate undiscounted cash flows are less than the carrying value of the asset, then the resulting impairment charge to be recorded is calculated based on the amount by which the carrying amount of the asset exceeds its fair value. Any write-downs are recorded as permanent reductions in the carrying amount of the asset.

During 2007, events and circumstances, primarily a reduction in projected long term cash flows, indicated that the FACTIVE intangible asset could become impaired. However, at December 31, 2007, the Company’s

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

estimate of undiscounted cash flows indicated that such carrying amounts are expected to be recovered and therefore the assets are not impaired. Nonetheless, it is reasonably possible that the estimate of undiscounted cash flows may change in the near term resulting in the need to write down the intangible asset associated with FACTIVE to fair value. The Company’s estimate of undiscounted cash flows is based upon several significant assumptions including, but not limited to, estimated domestic sales growth, the ability to significantly penetrate international markets and the ability to satisfy its minimum requirements under the agreement with the licensor, LG Life Science.

The Company also follows the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” (SFAS No. 142). Under SFAS No. 142, goodwill and purchased intangible assets with indefinite lives are not amortized but are reviewed periodically for impairment. The Company performs an annual evaluation of goodwill at the end of each fiscal year to test for impairment or more frequently if events or circumstances indicate that goodwill may be impaired. Because the Company has a single operating segment, which is its sole reporting unit, the Company performs this test by comparing the fair value of the entity with its book value, including goodwill. If the fair value exceeds the book value, goodwill is not impaired. If the book value exceeds the fair value, then the Company would calculate the potential impairment loss by comparing the implied fair value of goodwill with the book value. If the implied fair value of goodwill is less than the book value, then an impairment charge would be recorded.

As December 31, 2007, the Company does not believe that any of its long-lived assets, goodwill, or intangible assets are impaired.

(s) Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123(Revised 2004), “Share-Based Payment” (SFAS No. 123R) using the modified prospective transition method. SFAS No. 123R requires all share-based payments, including grants of stock options, to be recognized in the income statement as an operating expense, based on their fair values. Under the modified prospective transition method, compensation cost recognized during the year ended December 31, 2006 includes (1) compensation cost for all share-based payments granted prior to, but not vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123), and (2) compensation cost for all share-based payments granted subsequent to December 31, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. Such amounts have been reduced by an estimate of forfeitures on all unvested awards. Stock-based compensation expense primarily relates to stock options, restricted stock, and stock issued under the Company’s employee stock purchase plan. Results for prior periods are not restated.

Prior to January 1, 2006, the Company followed the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure” (SFAS No. 148) and adopted the disclosure-only provisions of SFAS No. 123. In addition, the Company applied the intrinsic value method under Accounting Principles Board Opinion (APB) No. 25 “Accounting for Stock Issued to Employees” (APB No. 25) and related interpretations, in accounting for its stock-based compensation plans for awards to employees, rather than the alternative fair value accounting method provided for under SFAS No. 123. Under APB No. 25, when the exercise price of options granted under the plans equals the market price of the underlying stock on the date of grant, no compensation expense is required. In accordance with EITF No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (EITF No. 96-18), the Company records compensation expense equal to the fair value of options granted to non-employees over the period of service, which is generally the vesting period. The Company generally used the straight-line method of amortization for stock-based compensation. Had compensation cost for these plans been determined consistent

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

SFAS No. 123R, the Company’s consolidated net loss and net loss per share would have been increased to the following pro forma amounts (in thousands, except per share amounts):

Year Ended December 31, 2005
Net loss as reported	$(88,593)
Add: Share-based employee compensation cost, included in the determination of net loss as reported	1,006
Less: Total share-based compensation expense determined under the fair value method for all employee awards	(7,231)

Pro forma net loss	$(94,818)

Basic and diluted net loss per share
As reported	$(9.26)

Pro forma	$(9.91)

The adoption of SFAS No. 123R increased the Company’s year ended December 31, 2007 and 2006 net loss and cash flows used in operating activities by $2,713,000 and $3,829,000, respectively, and basic and diluted net loss per share by $0.20 and $0.33, respectively. The compensation expense under SFAS No. 123R is recorded in cost of product sales, research and development expense, selling and marketing expense, and general and administrative expense based on the specific allocation of employees receiving the equity awards. Additionally, the Company eliminated the January 1, 2006 deferred compensation balance against additional paid-in capital upon adoption of SFAS No. 123R.

The fair value of each option award is estimated on the grant date using the Black-Scholes-Merton option-pricing model based on the assumptions noted in the following table:

	Year Ended December 31,
	2007	2006	2005
Expected volatility	60.03 – 61.77%	52.14 – 62.18%	48.35 – 53.13%
Risk-free interest rate	3.77 – 5.04%	4.35 – 5.07%	3.71 – 4.45%
Expected life (years)	5.55 – 6.17	5.55 – 6.25	5.00
Expected dividend	—	—	—

The expected life of the stock options granted was estimated based on the historical exercise patterns over the option lives while considering employee exercise strategy and cancellation behavior.

Expected volatility is determined based on historical volatility data of the Company’s common stock from the period of time beginning with the Company’s merger with GeneSoft in February 2004 and other factors through the month of grant. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant commensurate with the expected life assumption. The Company has not paid and does not anticipate paying cash dividends; therefore, the expected dividend yield is assumed to be 0%.

The total compensation cost that has been charged to income for the years ended December 31, 2007 and 2006 was approximately $2,713,000 and $3,876,000 respectively. The Company’s policy is to recognize compensation cost for awards with service conditions and graded vesting using the straight-line method. Additionally, the Company’s policy is to issue authorized but previously unissued shares to satisfy share option exercises, the issuance of restricted stock and stock issued under the Employee Stock Purchase Plan (ESPP). The amount

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

of stock-based compensation recognized during a period is based on the fair value of the portion of the awards that are ultimately expected to vest. In addition, the requisite service period is generally equal to the vesting term. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered option. The Company estimates forfeitures based on historical data, adjusted for known trends. The Company has applied an annual forfeiture rate of 21.39% to options in calculating total recognized compensation cost as of December 31, 2007. This analysis is re-evaluated annually and the forfeiture rate is adjusted as necessary. Ultimately, the actual expense recognized over the vesting period will only be for those shares that vest.

Using the Black-Scholes-Merton option-pricing model, the weighted average grant date fair values of options granted during the years ended December 31, 2007, 2006 and 2005 were $2.46, $7.36 and $9.60, respectively. For the year ended December 31, 2007, the Company granted 605,661 stock options with a weighted average exercise price of $4.17. For the year ended December 31, 2006, the Company granted 243,644 stock options with a weighted average exercise price of $13.49. For the year ended December 31, 2005, the Company granted 536,250 stock options with a weighted average exercise price of $19.92.

During the years ended December 31, 2007, 2006 and 2005, the total intrinsic value of options exercised was $120,000, $754,000 and $2,842,000, respectively. The total amount of cash received from exercise of these options during the years ended December 31, 2007, and 2006 and 2005 was $17,000, $166,000 and $870,000, respectively.

The 2001 Incentive Plan also provides for awards of nontransferable shares of restricted common stock which are subject to forfeiture. All shares of restricted stock vest based on service conditions in two equal installments over a two-year period. Generally, the fair value of each restricted stock award is equal to the market price of the Company’s stock at the date of grant. Certain restricted share awards provide for accelerated vesting if there is a change in control.

A summary of activity related to restricted stock under the Option Plans as of December 31, 2007, is indicated in the following table (in thousands, except weighted average data):

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested at December 31, 2006	50	$16.82
Granted	276	3.98
Vested	(70)	1.62
Forfeited	(42)	4.51

Nonvested at December 31, 2007	214	$7.64

As of December 31, 2007, there was approximately $3,580,000 of total unrecognized compensation cost related to unvested share based awards. This cost is expected to be recognized over a weighted average remaining requisite service period of 1.33 years. The Company expects approximately 442,000 unvested options to vest at some point in the future. Options expected to vest are calculated by applying an estimated forfeiture rate to the unvested options.

(t) Recent Accounting Pronouncements

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 157 “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 establishes a common definition for fair value,

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

creates a framework for measuring fair value, and expands disclosure requirements about such fair value measurements. SFAS No. 157 is effective for the Company’s first quarter of 2008. The Company is in the process of studying the impact of this interpretation on its financial accounting and reporting, however, the Company does not expect the adoption of SFAS No. 157 to have a material impact on its financial position or results of operations.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (SFAS No. 159). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. Furthermore, SFAS No. 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 will be effective for the Company beginning on January 1, 2008. The Company is in the process of studying the impact of this interpretation on its financial accounting and reporting, however, the Company does not expect the adoption of SFAS No. 159 to have a material impact on its financial position or results of operations.

Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development

In June 2007, the Emerging Issues Task Force issued EITF Issue 07-03, “Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development” (EITF No. 07-03). EITF No. 07-03 addresses the diversity which exists with respect to the accounting for the non-refundable portion of a payment made by a research and development entity for future research and development activities. Under EITF No. 07-03, an entity would defer and capitalize non-refundable advance payments made for research and development activities until the related goods are delivered or the related services are performed. EITF No. 07-03 is effective for fiscal years beginning after December 15, 2007 and interim periods within those years. The Company does not expect the adoption of EITF No. 07-03 to have a material impact on its financial position or results of operations.

Accounting for Collaborative Arrangements

In November 2007, the Emerging Issues Task Force issued EITF Issue 07-01 “Accounting for Collaborative Arrangements” (EITF No. 07-01). EITF No. 07-01 requires collaborators to present the results of activities for which they act as the principal on a gross basis and report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other applicable GAAP, based on analogy to authoritative accounting literature or a reasonable, rational, and consistently applied accounting policy election. Further, EITF No. 07-01 clarified that the determination of whether transactions within a collaborative arrangement are part of a vendor-customer (or analogous) relationship subject to Issue 01-9, “Accounting for Consideration Given by a Vendor to a Customer” EITF No. 07-01 is effective for fiscal years beginning December 15, 2008. The Company has not yet completed its evaluation of EIFT 07-01, but does not currently believe that it will have a material impact on the results of operations, financial position or cash flows.

(3) Acquisition of ANTARA

On August 18, 2006, the Company acquired the rights to ANTARA in the United States from Reliant Pharmaceuticals in a transaction accounted for as an acquisition of a business in accordance with SFAS No. 141, “Business Combinations” (SFAS No. 141) and accordingly, allocated the purchase price of ANTARA based upon the estimated fair value of net assets acquired and liabilities assumed. The Company performed a valuation

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

study to determine the allocation of the estimated purchase price of the ANTARA acquisition among the tangible and intangible assets acquired as well as their estimated amortization period. The estimated useful life of the intangible assets is assumed to be fourteen years which was based upon the remaining life of the patents covering ANTARA, the regulatory barriers to competition, and management’s knowledge of existing competitors research activities. The Company has completed an analysis of the fair values of the liabilities assumed in connection with the acquisition, including certain liabilities that qualify for recognition under EITF No. 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination” (EITF No. 95-3). ANTARA’s operations, assumed as of the date of acquisition, are included in the Company’s results of operations beginning on August 18, 2006.

The following is a summary of the Company’s estimate of the fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

Allocation of purchase price:
Inventories	$4,344
Prepaid expenses	2,656
Intangible assets	60,780
Goodwill	16,783

Total assets acquired	84,563
Liabilities assumed	(1,427)

Net assets acquired	$83,136

Consideration and direct transaction costs:
Cash	$82,376
Direct transaction costs	760

Total purchase price	$83,136

The following table presents the estimate of the fair value of the intangible assets acquired, their estimated useful lives and amortization expense (in thousands, except estimated useful lives data):

Intangible assets	Fair value of intangibles	Estimated life (in years)	Amortization for the year ended December 31, 2007
License Agreement	$58,900	14	$4,207
Manufacturing Relationship	1,880	14	134

Total	$60,780		$4,341

The following table presents the estimated remaining amortization of the intangible assets acquired (in thousands):

2007	$4,341
2008	4,341
2009	4,341
2010	4,341
2010	4,341
2012-2020	33,124

Total	$54,829

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

The valuation of the purchased intangible assets of $60,780,000 was based on the result of a valuation using the income approach and applying a weighted average cost of capital of 17%. On an ongoing basis, the Company will evaluate the useful life of these intangible assets and determine if any competitive, governmental or regulatory event has impaired the value of the assets or modified their estimated useful lives.

(4) Reverse Stock Split

Pursuant to an Amendment to the amended and restated articles of organization, the Company effectuated on November 15, 2006, a one-for-eight reverse stock split of its issued and outstanding common stock, par value $0.10 per share and maintained the number of authorized shares of its common stock at 175,000,000. As a result of the reverse stock split, each eight shares of common stock issued and outstanding as of November 15, 2006 at the close of business, were automatically combined into and became one share of common stock. In cases in which the reverse stock split results in any shareholder holding a fraction of a share, such fractional share was rounded up to the nearest whole number.

Immediately after giving effect to the reverse stock split, the Company had approximately 13,552,125 shares of common stock outstanding (without giving effect to rounding due to fractional shares). The reverse stock split did not change the number of authorized shares of common stock, alter the par value of the common stock or modify any voting rights or other terms of the common stock. As a result of the reverse stock split, the per share exercise price of, and the number of shares of common stock underlying, Company stock options and warrants outstanding immediately prior were automatically proportionally adjusted, based on the one-for-eight reverse stock split ratio, in accordance with the terms of such options or warrants, as the case may be. All share and per share information in these consolidated financial statements have been retroactively restated to reflect the reverse stock split.

(5) Facility Lease Liability

At the time of merger with GeneSoft Pharmaceuticals (GeneSoft) in 2004, management approved a plan to integrate certain GeneSoft facilities into existing operations. In connection with the integration activities, the Company included in the purchase price allocation a restructuring liability of approximately $18,306,000, which included $1,419,000 in severance-related costs and $16,887,000 in facility lease impairment costs pertaining to 68,000 square feet of leased space which expires on February 28, 2011. In 2007 and 2006, in accordance with EITF No. 95-3, the Company made adjustments to the facilities lease liability based on revisions made to estimates of future rental income related to additional subleased space of approximately $838,000 and $119,000, respectively. These adjustments were recorded as a reduction to goodwill.

The following tables summarize the restructuring liability activity recorded related to the GeneSoft merger (in thousands):

	Year Ended December 31, 2007
	Balance at December 31, 2006	Liability Adjustment	Net Cash Payments	Interest Accretion	Balance at December 31, 2007
Assumed facility lease liability	$13,900	$(838)	$(2,618)	$515	$10,959

	Year Ended December 31, 2006
	Balance at December 31, 2005	Liability Adjustment	Net Cash Payments	Interest Accretion	Balance at December 31, 2006
Assumed facility lease liability	$16,204	$(119)	$(2,825)	$640	$13,900

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(6) Sale of Intellectual Property

During the year ended December 31, 2005, the Company sold intellectual property related to the genomic sequence of an undisclosed pathogen to Wyeth Pharmaceuticals, which was recorded as other income in the accompanying consolidated statements of operations for the year ended December 31, 2005.

(7) Goodwill and Intangible Assets

Goodwill and intangible assets consist of the following (in thousands):

	December 31,
	2007	2006
Goodwill	$76,960	$78,193
License Agreements, net	105,285	113,925
Manufacturing Relationships, net	5,618	6,086

Total	$187,863	$198,204

(a) Goodwill

The Company’s goodwill relates to the merger with GeneSoft, which occurred in February 2004 and totaled approximately $62,495,000, and the product acquisition of ANTARA, which occurred in August 2006 and totaled approximately $16,783,000. During 2007 and 2006, the Company recorded a reduction to goodwill associated with GeneSoft of approximately $838,000 and $119,000, respectively, primarily related to additional sublease income related to a facility lease liability. During 2007, the Company recorded a reduction to goodwill associated with the product acquisition of ANTARA of approximately $395,000 primarily related to reductions in accruals originally recorded during the acquisition and subsequently reversed. As of December 31, 2007, the Company does not believe that its goodwill is impaired. No amount of the goodwill balance at December 31, 2007 will be deductible for income tax purposes.

(b) Intangible Assets

As of December 31, 2007, intangible assets consist of the following (in thousands):

Asset Classification	Cost	Accumulated Amortization	Net
License Agreements	$128,352	$(23,067)	$105,285
Manufacturing Relationships	7,103	(1,485)	5,618

Total	$135,455	$(24,552)	$110,903

The ANTARA and FACTIVE intangible assets are amortized on a straight-line basis over the remaining legal life of the underlying patents of approximately 14.0 and 15.7 years respectively, which also corresponds to the estimated useful life of such assets. The weighted average amortization period for the license agreements is approximately 14.9 years and the weighted average amortization period for the manufacturing relationships is approximately 15.2 years, respectively. During 2007, 2006 and 2005, the Company recorded approximately $9,108,000, $6,376,000 and $4,767,000 of amortization expense, respectively.

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

The remaining amortization in future periods is as follows (in thousands):

Year-Ending December 31,
2008	$9,108
2009	9,108
2010	9,108
2011	9,108
2012	9,108
Thereafter	65,363

Total	$110,903

(8) Notes Receivable

In connection with a lease agreement associated with vehicles for the Company’s sales representatives, the Company was issued notes by the lessor totaling approximately $2,926,000 related to the repayment of security deposits made by the Company. The notes bear interest at rates ranging from 5.5% to 7.75% and have expiration dates ranging from February 2008 to November 2008. Principal and interest are repaid by the lessor to the Company over the 36 month lease term as lease payments are made on the vehicles. The balance of notes receivable as of December 31, 2007 was approximately $486,000.

(9) Income Taxes

The Company applies SFAS No. 109, “Accounting for Income Taxes” (SFAS No. 109), which requires the Company to recognize deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS No. 109 requires deferred tax assets and liabilities to be adjusted when the tax rates or other provisions of the income tax laws change.

The Company’s income tax expense of approximately $384,000 and $179,000 for the years ended December 31, 2007 and 2006, respectively, is comprised of deferred federal and state taxes which relates to the tax effects of the Company’s indefinite lived intangible that cannot be offset against the Company’s deferred tax assets.

The Company’s effective income tax rate as of the years ended December 31, 2007, 2006 and 2005 differed from the expected US federal statutory income tax rate as set forth below:

	December 31, 2007	December 31, 2006	December 31, 2005
Expected federal tax expense	$(10,019)	$(26,621)	$(30,134)
Permanent differences	898	1,766	158
State Taxes, net of federal benefit	(1,428)	(3,627)	(3,940)
Tax Credits	(500)	2,252	(736)
Expiring net operating losses	2,165	843	27
Change in Valuation Allowance	9,268	25,566	34,623

Income tax expense	$384	$179	$—

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

At December 31, 2007, the Company had net operating loss carryforwards of approximately $457,708,000 and $319,468,000 available to reduce federal and state taxable income, respectively, if any. The Company does not have any net operating losses that are attributable to excess stock option deductions which would be recorded as an increase in additional paid in-capital. The Company also had tax research credit carryforwards of approximately $17,343,000 to reduce federal and state income tax, if any. Net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and may be limited in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50%. To date, the Company has not performed an analysis to assess whether any such changes in ownership have occurred. Additionally, certain losses have begun to expire due to the limitations of the carryforward. The net operating loss and tax credit carryforwards expire approximately as follows (in thousands):

Expiration Date	Federal Net Operating Loss Carryforwards	State Net Operating Loss Carryforwards	Research Tax Credit Carryforwards
2008	$2,616	28,551	24
2009	1,038	73,384	8
2010	—	92,402	21
2011	—	66,279	691
2012	10,735	22,835	1,777
2013-2027	443,319	36,017	14,822

	$457,708	$319,468	$17,343

The components of the Company’s net deferred tax asset at the respective dates are as follows (in thousands):

	December 31,
	2007	2006
Net operating loss carryforwards	$153,368	$163,368
Research and development and other credits	12,648	14,966
Capitalized research and development costs	6,401	7,180
Depreciation	1,071	996
Facility impairment liability related to merger	4,213	5,343
Sale reserves and allowances	4,269	2,582
Intangible assets acquired at merger	(22,237)	(23,390)
Other Intangibles	(352)	(209)
Advanced payments	15,378	—
Deferred compensation	2,620	2,067
Accrued expenses	4,100	2,053
Other temporary differences	1,563	2,330

Net deferred tax asset	183,042	177,286
Valuation allowance	(183,605)	(177,465)

Net deferred tax liability	$(563)	$(179)

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

The valuation allowance has been provided due to the uncertainty surrounding the realization of the deferred tax assets. The valuation allowance increased by approximately $6,140,000 from December 31, 2006 to December 31, 2007, primarily due to an increase in net operating loss carryforwards. The valuation allowance increased by $26,819,000 from December 31, 2005 to December 31, 2006, primarily due to the increase in net operating loss carryforwards.

The acquisition of the ANTARA assets from Reliant was deemed to be a taxable acquisition. As such, the goodwill is tax deductible. The Company accounts for goodwill pursuant to SFAS No. 142 and as of December 31, 2007, the Company has not taken an impairment charge. Therefore, the tax amortization expense generated a deferred tax liability without the ability to recognize an equal amount of deferred tax asset due to the determination that a valuation allowance is required on its gross deferred tax assets.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109” (the “Interpretation”) (FIN No. 48). The Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Interpretation is effective for fiscal years beginning after December 15, 2006. The Company applied the provisions of the Interpretation effective January 1, 2007; however, the adoption of the Interpretation did not have a material effect on the Company’s financial condition, results of operations or cash flows.

In accordance with FIN No. 48, the Company will recognize any interest and penalties related to unrecognized tax benefits in income tax expense.

During the twelve month period ended December 31, 2007, the Company recorded an increase to its liability for unrecognized tax benefits of approximately $20,804,000, which relates to positions taken during the current period upon adoption of FIN No. 48. Interest or penalties have not been accrued. If the tax benefit is ultimately recognized, there will be no impact to the Company’s effective tax rate as a result of the Company’s valuation allowance. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 month period.

A reconciliation of the beginning and ending amount of unrecognized tax benefits (which are not recorded as a liability because they are offset by net operating loss carryforwards) are as follows:

Balance, January 1, 2007	$20,804
Increases (decreases) for tax positions taken during a prior period	—
Increases (decreases) for tax positions taken during the current period	—
Decreases relating to settlements	—
Decreases resulting from the expiration of the statute of limitations	—

Balance, December 31, 2007	$20,804

The Company files income tax returns in the U.S. federal and various state jurisdictions. The Company is generally no longer subject to income tax examinations by U.S. federal, state and local tax authorities for years before 1992.

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(10) Commitments and Contingencies

(a) Lease Commitments

The Company’s headquarters in Waltham, MA, consisting of approximately 36,000 square feet, is under an operating lease which expires on March 31, 2012 and includes an option to renew for an additional five years. The rent payments include lease escalation clauses. In addition, for the months of November and December in 2007 and 2006, total rental payments are abated by approximately $131,000 and $121,000, respectively. The rent differential related to the rent holidays and escalation provisions is accounted for as deferred rent.

The Company assumed a lease obligation in South San Francisco, California when it merged with GeneSoft. The leased space is approximately 68,000 square feet and the lease expires on February 28, 2011. A portion of the facility in South San Francisco, California has been subleased to third parties in 2007 and 2006.

In 2007, the Company moved its commercial sales and marketing office to Skillman, New Jersey. The Company’s new commercial sales and marketing facility of approximately 10,000 square feet is under an operating lease, the term of which begins in early 2008 and expires on January 31, 2013. The rent payments under the Company’s commercial sales and marketing facility lease include lease escalation clauses. In addition, for the first four months of the lease term, total rental payments are abated by approximately $68,300. The rent differential related to the rent holidays and escalation provisions will be accounted for as deferred rent.

The future minimum lease payments under the operating leases at December 31, 2007 are as follows (in thousands):

Year-Ending December 31,	Restructuring/Impaired Facility	Headquarter Facility	Sales & Marketing Facility
2008	$4,519	$906	$120
2009	4,677	936	209
2010	4,821	978	214
2011	807	978	219
2012	—	245	224
Thereafter	—	—	19

Total	$14,824	$4,043	$1,005

Rent expense relating to the Company’s headquarters in each of the years ended 2007, 2006, and 2005 amounted to approximately $833,000 for each year. Rent payments for facilities accounted for in the restructuring and facility impairment accruals amounted to $4,366,000, $5,255,000, and $5,204,000 in 2007, 2006, and 2005, respectively. Rental payments received from subleasing arrangements were approximately $2,565,000, $3,922,000, and $3,571,000 in 2007, 2006, and 2005, respectively, and were accounted for as part of the Company’s restructuring and impairment accruals. The aggregate minimum amount of rental payments to be received from 2008 to 2011 from existing contracted subleasing arrangements is approximately $4,379,000 as of December 31, 2007.

(b) Employment Agreements

The Company has employment agreements with its executive officers and several key employees, which provide for bonuses, as defined, and severance benefits upon termination of employment, as defined.

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(c) Litigation

The Company is involved in various legal matters, which arise in the ordinary course of business. The Company does not believe that the ultimate resolution of any matter will have a material adverse effect on its financial condition, results of operations or cash flows.

(11) Long-term Obligations

Long-term obligations consist of the following (in thousands):

	As of December 31,
	2007	2006
3.50% Senior convertible promissory notes, net of discount	$179,508	$—
3 1/2% Senior convertible promissory notes	829	152,750
5% Convertible promissory notes	13,300	22,310
Revenue interest assignment	39,129	38,995
12% Senior secured note	20,000	20,000
Capital lease	131	169

	252,897	234,224
Less—current portion of capital lease	38	38

	$252,859	$234,186

(a) Debt Obligations

On February 6, 2004, in connection with its merger with GeneSoft, the Company issued approximately $22,310,000 in principal amount of 5% convertible five year promissory notes due February 2009 (the “2009 Notes”). Following the exchange offer completed in May 2007 described below, there are approximately $13,300,000 principal amount of the 2009 Notes outstanding at December 31, 2007. The 2009 Notes are convertible into the Company’s common stock at the option of the holders, at a conversion price of $53.13 per share, as adjusted pursuant to the reverse stock split which the Company effectuated in November 2006.

In the quarter ended June 26, 2004, the Company issued $152,750,000 in principal amount of its 3 1/2% senior convertible promissory notes due in April 2011 (the “Original 2011 Notes”). Following the exchange offer completed in May 2007 described below, there are approximately $829,000 principal amount of the Original 2011 Notes outstanding at December 31, 2007. These notes are convertible into the Company’s common stock at the option of the holders at a conversion price of $53.14 per share, as adjusted pursuant to the reverse stock split which the Company effectuated in November 2006. The Company may not redeem the outstanding Original 2011 Notes at its election before May 10, 2010. After this date, the Company can redeem all or a part of the Original 2011 for cash at a price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest. The holders’ right of repurchase under the Original 2011 Notes is identical to the right of repurchase under the New Notes (defined below) and is described below.

In May 2007, the Company completed (i) an exchange offer with certain holders of the Original 2011 Notes in which the Company exchanged $151,921,000 aggregate principal amount of its new 3.50% Convertible Senior Notes due 2011 (the “New Notes”) for $151,921,000 aggregate principal amount of its then outstanding Original 2011 Notes; and (ii) an exchange offer with holders of the 2009 Notes in which the Company exchanged approximately $10,574,000 aggregate principal and accrued interest amount of its then outstanding 2009 Notes for approximately $13,746,000 aggregate principal amounts of the New Notes. The Company also issued an

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

additional $60,000,000 of New Notes to the public for cash at a public offering price of 77.5% of principal, resulting in $46,500,000 in gross proceeds to the Company.

The New Notes are initially convertible into approximately 16,718,000 common shares at a conversion rate of 74.074 of the Company’s common shares per $1,000 principal amount of New Notes, which is equivalent to a conversion price of approximately $13.50 per common share. The New Notes are convertible at any time by the holder. In the event of a “fundamental change,” holders of the Original 2011 Notes and the New Notes have the right to require the Company to repurchase all or any portion of their notes at a price equal to 100% of the principal amount plus accrued and unpaid interest. Under the indenture for the Original 2011 Notes and the New Notes, a fundamental change will be deemed to occur if (i) a change of control transaction occurs in which substantially all of the Company’s common stock is exchanged either for consideration other than common stock that is listed on a U.S. national securities exchange or is exchanged for consideration other than common stock that is approved for quotation on a U.S. system of automated dissemination of quotations of securities or (ii) the Company’s common stock is neither listed for trading on a U.S. national securities exchange nor approved for listing on any U.S. system of automated dissemination of quotations of securities prices.

Before May 10, 2010, the Company may not redeem the New Notes. On or after May 10, 2010, the Company may redeem any or all of the New Notes at 100% of the principal amount, plus accrued and unpaid interest. In addition, the Company may automatically convert some or all of the New Notes on or prior to the maturity date if the closing price of its common shares has exceeded 130% of the conversion price then in effect for at least 20 trading days during any consecutive 30 trading day period ending within five trading days prior to the notice of auto-conversion (the auto-conversion feature). If a holder elects to voluntary convert their New Notes or the Company elects to automatically convert some or all of the New Notes on or prior to May 10, 2010, the Company will pay additional interest to holders of New Notes being converted. This additional interest will be equal to the amount of interest that would have been payable on the New Notes from the last day interest was paid on the New Notes, through and including May 10, 2010. Additional interest, if any, will be paid in cash or in common shares of the Company, at the Company’s option. If the Company pays additional interest upon a voluntary conversion with its common shares, such shares will be valued at the conversion price that is in effect at that time. If the Company pays additional interest upon an automatic conversion with its common shares, such shares will be valued at 90% of the automatic conversion price that is in effect at that time.

The Company has accounted for the New Notes in accordance with the guidance as set forth in EITF No. 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” (EITF No. 96-19), SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (SFAS No. 133), EITF No. 05-7, “Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues” (EITF No. 05-7), EITF No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (EITF No. 00-19), EITF No. 05-02, Meaning of “Conventional Convertible Debt Instrument” (EITF No. 05-02) and EITF No. 01-6, “The Meaning of Indexed to a Company’s Own Stock” (EITF No. 01-6), and determined that the exchange represents an extinguishment of existing debt rather than a modification. Accordingly, the Company recorded a gain of approximately $30,824,000 upon the extinguishment of debt, which was a result of exchanging a majority of the Original 2011 Notes and a portion of the 2009 Notes that were issued at par value, for the New Notes that were issued at 77.5% of par (i.e. a 22.5% discount). The gain arose due to the fact that the fair value of the Original 2011 Notes exceeded that of the New Notes. The debt issuance costs related to the Original 2011 Notes in the amount of approximately $3,285,000 are netted against the gain.

The additional interest payment described above, which may be issued upon conversion, is considered an embedded derivative under SFAS No. 133 and requires bifurcation from the host debt. The Company also considered the provisions of EITF No. 05-2, and concluded that this is not conventional convertible debt.

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

In accordance with SFAS No. 133, the Company has separately accounted for the additional interest payment feature of the New Notes as an embedded derivative instrument, which is measured at fair value and classified on the accompanying consolidated balance sheets as other long term liabilities. Changes in the fair value of the embedded derivative are recognized in earnings. The derivative liability is revalued quarterly and changes in the fair value through either the date the additional interest payment provisions expire, at which the liability will be zero, or the date at which the additional interest payment provision is triggered, are recorded as other expense or income. For the purpose of accounting for the New Notes issued in the exchange offer, the fair value of the embedded derivative upon issuance was subtracted from the carrying value of the debt and reflected as a debt discount. The debt discount is amortized as interest expense using the effective interest method through the date the notes are scheduled to mature.

Convertible debt upon the exchange and new offering on May 1, 2007 consisted of the following (in thousands):

3.50% Convertible senior notes	$225,692
Discount on convertible notes	(50,781)
Embedded derivative	(3,077)

Total	$171,834

The additional New Notes generated gross proceeds of $46,500,000. Debt issuance costs, related to the New Notes, of approximately $6,057,000 are being amortized to interest expense, on a straight-line basis over the 48 month period to maturity of the notes. As of December 31, 2007, the fair value of the derivative is approximately $73,000 which reflects a change in the fair value of approximately $3,004,000 which is included as gain on derivative in the accompanying consolidated statements of operations.

For the year ended December 31, 2007, the Company incurred approximately $8,071,000 in interest expense on its convertible debt, which is payable on a semi-annual basis. Additionally, the Company amortized approximately $7,649,000 as non-cash interest expense related to the accretion of the bond discount and approximately $1,325,000 in new debt issuance costs.

(b) Other Financial Arrangements

To finance the acquisition of ANTARA in August 2006, the Company, together with its wholly-owned subsidiary Guardian II Acquisition Corporation (Guardian II) (the entity which holds all of the ANTARA assets), entered into several financing agreements with Paul Royalty Fund Holdings II, LP, an affiliate of Paul Capital Partners, or Paul Capital, including the Revenue Interests Assignment Agreement, the Note Purchase Agreement and the Common Stock and Warrant Purchase Agreement, in consideration for an aggregate amount of $70 million.

Revenue Interests Assignment Agreement

The Company and Guardian II entered into the Revenue Interests Assignment Agreement (the “Revenue Agreement”), pursuant to which the Company sold to Paul Capital the right to receive specified royalties on Oscient’s net sales in the United States (and the net sales of its affiliates and licensees) of FACTIVE tablets and Guardian II sold to Paul Capital the right to receive specified royalties on Guardian II’s net sales in the United States (and the net sales of its affiliates and licensees) of ANTARA capsules, in each case until December 31, 2016. The royalty payable to Paul Capital on net sales of ANTARA and FACTIVE starts each fiscal year as a high single digit royalty rate and declines to a low single digit royalty rate based on achievement of annual specified sales thresholds in each fiscal year. Once the cumulative royalty payments to Paul Capital exceed $100 million, the royalties become nominal.

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

In connection with the Revenue Agreement, the Company recorded a liability, referred to as the revenue interest liability, of approximately $40 million in accordance with EITF No. 88-18, “Sales of Future Revenues” (EITF No. 88-18). The Company imputes interest expense associated with this liability using the effective interest rate method and has recorded a corresponding accrued interest liability. The effective interest rate is calculated based on the rate that would enable the debt to be repaid in full over the life of the arrangement. The interest rate on this liability may vary during the term of the agreement depending on a number of factors, including the level of ANTARA and FACTIVE sales. Payments made to Paul Capital as a result of ANTARA and FACTIVE sales levels will reduce the accrued interest liability and the principal amount of the revenue interest liability. The Company recorded approximately $8,020,000 and $2,089,000 in interest expense related to this agreement in 2007 and 2006, respectively.

In the event of (i) a change of control of Oscient or Guardian II, (ii) a bankruptcy of Oscient or Guardian II, (iii) a transfer by Oscient or any of its subsidiaries of substantially all of either ANTARA or FACTIVE, (iv) subject to a cure period, breach of certain material covenants and representations in the Revenue Agreement and (v) in the event the sale of ANTARA is suspended due to a court issued injunction or the Company elects to suspend sales of ANTARA, in each case as a result of a lawsuit by certain third parties (each a “Put Event”), Paul Capital has the right to require the Company and Guardian II to repurchase from Paul Capital its royalty interest at a price in cash which equals the greater of (a) a specified multiple of cumulative payments made by Paul Capital under the Revenue Agreement less the cumulative royalties previously made to Paul Capital; or (b) the amount which will provide Paul Capital, when taken together with the royalties previously paid, a specified rate of return (the “Put/Call Price”). Upon a bankruptcy event, the Company and Guardian II are automatically required to repurchase the Paul Capital royalty interest at the Put/Call Price. In the event of a change of control of Oscient, the Company has the right to repurchase the Paul Capital royalty interest for an amount equal to the Put/ Call Price. The Company has determined that Paul Capital’s put option and the Company’s call option meet the criteria to be considered an embedded derivative and should be accounted for as such. The Company initially recorded a net liability of $1,005,000 related to the put/call option to reflect its estimated fair value as of the date of the agreement, in accordance with SFAS No. 133. This liability is revalued on a quarterly basis to reflect any changes in the fair value and any gain or loss resulting from the revaluation is recorded in earnings. As of December 31, 2007, the fair value of the derivative is approximately $986,000 which reflects a change in the fair value of approximately $19,000 which has been recorded as a gain on derivative in the accompanying consolidated statements of operations.

During the first two fiscal years immediately following the fiscal year in which combined annual net sales of ANTARA and FACTIVE are equal to or greater than $125 million, the Company and Guardian II have the right, but not the obligation, to reduce the royalty percentages due under the Revenue Agreement to Paul Capital by fifty percent (50%) by paying Paul Capital a price in cash which will provide Paul Capital, when taken together with the royalties previously paid, a specified rate of return. During the first two fiscal years immediately following the fiscal year in which combined annual net sales of ANTARA and FACTIVE are equal to or greater than $250 million, the Company and Guardian II have the right, but not the obligation, to repurchase the Paul Capital royalty interest at a price in cash which will provide Paul Capital, when taken together with the royalties previously paid, a specified rate of return.

Note Purchase Agreement

Guardian II entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with Paul Capital pursuant to which Guardian II issued and sold a $20,000,000 aggregate principal amount of 12% senior secured note (the “Note”), due on the fourth anniversary of the closing date, subject to Guardian II’s option to extend the maturity to the sixth anniversary of the closing date, provided (i) there are no defaults under the Note at the time,

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

and (ii) the Company issues to Paul Capital, at the time of the exercise of such option, a warrant for such number of shares of common stock equal to 10% of the principal balance plus accrued interest divided by $6.94, with an exercise price of $6.94 per share. If the Company exercises such option, the number of shares subject to the warrant issuable to Paul Capital would be between 288,018 shares and 367,529 shares, depending upon the amount, if any, of the interest payable on the Note the Company elects to have added to the principal of the Note rather than paid in cash as described below.

Interest is payable semi-annually in arrears on the last day of each of March and September. Guardian II has the option to pay interest in cash or to have 50% of the interest paid in cash and 50% of the interest added to principal. In the event of a change of control of Oscient or on or after the second anniversary of the closing, the Company may at its option prepay all or any part of the Note at a premium which declines over time. In the event of default, with “event of default” defined as a continuing Put Event under the Revenue Agreement as described in more detail above, the outstanding principal and interest in the Note shall become immediately due and payable. As of December 31, 2007, the Company exercised its option to add approximately $1,694,000 of interest expense payable to the principal of the Note. This amount is recorded as other long-term liabilities on the accompanying consolidated balance sheets.

Subject to the Revenue Agreement and the Note Purchase Agreement, without the prior written consent of Paul Capital, the Company has agreed not to (i) amend, waive any rights under, or terminate any material license agreements, including the agreements relating to the ANTARA products and FACTIVE products, (ii) enter into any new agreement or amend or fail to exercise any of its material rights under existing agreements that would adversely affect Paul Capital’s royalty interest, and (iii) sell any material assets related to ANTARA or FACTIVE.

Pursuant to the terms of the Revenue Agreement and the Note Purchase Agreement, Guardian II and Paul Capital entered into a Security Agreement (the “Security Agreement”) under which Guardian II granted to Paul Capital a security interest in and to substantially all assets owned by Guardian II (including rights to the ANTARA products) in order to secure its performance under each of the Revenue Agreement, the Note Purchase Agreement and the Note. To the extent the indebtedness under certain of its pre-existing debt obligations is refinanced or replaced and such replacement or refinancing indebtedness is secured, the Company has agreed to equally and ratably secure its obligations under the Revenue Agreement.

Common Stock and Warrant Purchase Agreement

As part of the financing, the Company and Paul Capital also entered into a Common Stock and Warrant Purchase Agreement (the “Stock and Warrant Purchase Agreement”), pursuant to which, in exchange for $10 million, the Company sold to Paul Capital 1,388,889 shares (the “Shares”) of the Common Stock, at a price of $7.20 per share (the “Private Placement”) and issued Paul Capital a warrant (the “Warrant”) to purchase 288,018 shares of Common Stock (the “Warrant Shares”) at an exercise price of $6.94 per share. The Warrant is exercisable for seven years from the date of closing. The Warrant contains a net share settlement feature and penalties if the Company does not deliver the applicable amount of Warrant Shares within three trading days of exercise of a Warrant by Paul Capital. The Warrant also contains provisions providing that, at Paul Capital’s election, the Company must repurchase the Warrant from Paul Capital upon a sale of the Company in which the consideration for such sale is solely cash. The warrant has not been exercised as of December 31, 2007.

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

The following table presents future maturities of debt (in thousands):

Year-Ending December 31,
2008	$38
2009	13,338
2010	20,038
2011	180,354
2012	—
Thereafter	39,129

Total	$252,897

(12) Stockholders Equity

(a) Equity Plans

The Company granted stock options to key employees and consultants under its 1991, 1993, 1995 and 1997 Stock Option Plans, and continues to grant stock-based awards under its 2001 Incentive Plan (collectively, the Option Plans). On August 13, 2007, the Board of Directors approved the Company’s 2007 Employment Inducement Award Plan (the “2007 Inducement Plan”) and authorized 500,000 shares of common stock for issuance under the 2007 Inducement Plan. The Compensation Committee of the Board of Directors determines the purchase price and vesting schedule applicable to each option grant. As of December 31, 2007, there were no shares reserved for future grants under the 1991, 1993, 1995 and 1997 Plans. The 2001 Incentive Plan, as amended and restated, provides for the grant of non-qualified stock options, incentive stock options, restricted stock, stock appreciation rights, unrestricted stock, deferred stock, convertible securities, and cash and equity-based performance awards. The 2007 Inducement Plan provides for the grant of non-qualified stock options and restricted stock. As of December 31, 2007, 1,697,316 shares were authorized and 480,503 shares were available for future issuance under the 2001 Incentive Plan and 500,000 shares were authorized and 239,537 shares were available for future issuance under the 2007 Inducement Plan. In addition, under separate agreements not covered by any plan, the Company has granted certain key employees and directors of the Company an aggregate of 65,506 options to purchase common stock.

The Company also has an Employee Stock Purchase Plan (ESPP), which was adopted in February 2000. Under the ESPP, eligible employees may contribute up to 15% of their earnings toward the semi-annual purchase of the Company’s common stock. The employees’ purchase price is 85% of the fair market value of the common stock at the time of grant of option or the time at which the option is deemed exercised, whichever is less. The most recently completed offering period began July 1, 2007 and ended on December 31, 2007; therefore, July 1, 2007 is considered the grant date for the purposes of recognizing the stock-based compensation expense for this offering period. The Company projects the estimated contributions at the beginning of the period and uses the Black-Scholes-Merton option-pricing model in order to determine the estimated fair value of the stock to be issued. At the end of the offering period, the Company adjusts the estimated contributions to actual. Under Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees” (APB No. 25), the Company was not required to recognize stock-based compensation expense for the cost of shares issued under the Company’s ESPP in 2005, as the ESPP was determined to be noncompensatory. Upon adoption of SFAS No. 123R, the Company began recording stock-based compensation expense related to the ESPP.

However, effective the beginning of the most recently completed offering in 2007, the Company reduced the discount from 15% to 5% for employees to purchase shares, resulting in a purchase price of 95% of the fair market value of the common stock at the time of grant of option or the time at which the option is deemed

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

exercised, whichever is less. Under SFAS 123R, no compensation expense is required to be recorded when the employee discount is 5% or less. As of December 31, 2007, 431,250 shares were authorized and 77,103 shares were available for future issuance under this plan.

In December 2005, in accordance with transition guidance issued by the Internal Revenue Code in connection with Section 409A, the Company approved a plan to cancel the outstanding discounted stock options and issue replacement options with an exercise price equal to the current fair market value of the Company’s common stock.

The replacement options were not discounted and therefore not subject to the additional taxes imposed by Section 409A. Because the replacement options have a higher exercise price than the canceled discounted options, a cash payment in an amount equal to the aggregate spread between the two exercise prices, as well as an amount to cover the tax payable in respect of such payment, has been made to each affected optionee. The cash payments under this plan totaled approximately $65,000 which were accounted for as compensation expense in the year ended December 31, 2005. The Company does not anticipate issuing discounted stock options as part of employee compensation in the future.

A summary of activity related to stock options under the Option Plans as of December 31, 2007 is presented below (in thousands, except weighted average data):

	Number of Shares (in thousands)	Exercise Price Range	Weighted Average Exercise Price	Weighted- Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding, December 31, 2006	987	$3.07-221.28	$31.18
Granted	606	1.76-7.38	4.17
Exercised	(5)	3.07-4.08	3.46
Canceled	(325)	2.62-81.75	21.78

Outstanding, December 31, 2007	1,263	$1.76-221.28	$20.75	7.70	$—

Exercisable, December 31, 2007	701	$3.07-221.28	$32.15	6.58	$—

The range of exercise prices for options outstanding and options exercisable under the Option Plans at December 31, 2007 are as follows:

Range of Exercise Prices	Weighted Average Remaining Contractual Life of Options Outstanding (in years)	Options Outstanding		Options Exercisable
		Number of Shares (in thousands)	Weighted Average Exercise Price	Number of Shares (in thousands)	Weighted Average Exercise Price
$ 1.76 – 3.28	9.53	207	$2.79	8	$3.07
$ 3.30 – 4.91	9.17	92	4.44	9	4.18
$ 4.94 – 4.94	9.18	223	4.94	84	4.94
$ 4.96 – 13.64	7.39	128	10.01	64	10.27
$ 13.72 – 15.40	7.82	161	14.82	130	14.88
$ 15.42 – 23.52	7.20	160	21.37	143	21.57
$ 23.72 – 41.76	6.14	169	36.52	144	37.78
$ 42.88 – 148.75	3.84	121	89.58	117	91.12
$164.75 – 164.75	2.72	1	164.75	1	164.75
$221.25 – 221.25	2.55	1	221.25	1	221.25

Total	7.70	1,263	$20.98	701	$32.15

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(b) Sale of Common Stock

On April 11, 2006, the Company completed a private placement of its common stock with institutional investors and other accredited investors. The Company sold an aggregate of 2,254,402 shares of its common stock at a price of $15.44 per share and warrants to purchase up to 1,149,745 shares of common stock at a price of $1.00 per warrant. The warrants have an exercise price of $17.76 per share and a term of five years.

(c) Warrants

As of December 31, 2007, the Company had warrants outstanding for the purchase of 1,861,083 shares of common stock at exercise prices ranging from $6.94 – $90.64, as adjusted for the reverse stock split effectuated by the Company in November 2006. These warrants are fully vested at December 31, 2007 and are as follows (in thousands, except exercise price data):

Warrants Outstanding	Exercise Price	Expiration
319	$27.84	October 15, 2008
74	$24.53	December 31, 2008
1,150	$17.76	April 11, 2011
6	$90.64	June 13, 2011
312	$6.94	August 18, 2013

(d) Note Receivable from Officer

In March 2001, the Company loaned $163,000 to an officer of the Company to allow him to pay income tax liabilities associated with a restricted stock grant of 3,000 shares. The loan carried an interest rate of 4%. The principal amount of the note was non-recourse as it was secured only by the 3,000 shares of restricted stock. The interest portion of the loan was full-recourse as it was secured by the officer’s personal assets. The officer paid the Company approximately $41,000 for interest due to the Company pursuant to the loan. Pursuant to the terms of the note, the note came due on December 31, 2006, at which point the officer transferred the 3,000 shares of restricted stock to the Company as payment in full of all principal outstanding under such loan.

(e) Common Stock Reserved

Common stock reserved for future issuance at December 31, 2007 consists of the following (in thousands):

Stock option and incentive plans	2,197
Employee stock purchase plan	77
Warrants	1,861
Conversion of convertible notes	17,035

Total	21,170

(13) Incentive Savings 401(k) Plan

The Company maintains an incentive savings 401(k) plan (the 401(k) Plan) for the benefit of all employees. The Company matches 50% of the first 6% of salary, which for 2007 was limited to the first $225,000 of annual salary. The Company contributed approximately $424,000, $356,000 and $183,000 to the 401(k) Plan for the years ended December 31, 2007, 2006 and 2005, respectively.

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(14) Supply Agreement for ANTARA

In accordance with the acquisition of ANTARA in August of 2006, the Company was assigned rights to and assumed obligations under an exclusive license to the rights to ANTARA licensed from Ethypharm S.A. In order to maintain the exclusivity of these rights, the Company must achieve minimum annual sales in the United States and Canada until February 2012 or pay amounts to Ethypharm to compensate for any shortfall. During 2007, the Company recorded approximately $471,000 as additional royalties related to the expected shortfall. During the term of the agreement, the Company is obligated to pay a royalty on sales of ANTARA in the U.S. including a royalty on other fenofibrate monotherapy products in formulation and dosage forms that may be substantially similar or identical to ANTARA developed by the Company. The license term expires in February 2020 and, absent notice of termination by either party, automatically renews for consecutive periods of two (2) years each. Under the terms of the agreement, at the Company’s option, Ethypharm is obligated to either manufacture and deliver to the Company finished fenofibrate product or deliver bulk product to the Company for encapsulation and packaging. Ethypharm also has a right of first refusal on any divestiture of the ANTARA rights by the Company. Additional Company obligations under the Ethypharm agreement include using commercially reasonable efforts to maintain a sales force of at least 150 representatives through February 2008 and funding a portion of the active pharmaceutical ingredient safety stock that Ethypharm is required to maintain

(15) Supply Agreement for FACTIVE

The Company licenses from LG Life Sciences the right to develop and commercialize gemifloxacin (FACTIVE), a novel fluoroquinolone antibiotic, in North America, France, Germany, the United Kingdom, Luxembourg, Ireland, Italy, Spain, Portugal, Belgium, the Netherlands, Austria, Greece, Sweden, Denmark, Finland, Norway, Iceland, Switzerland, Andorra, Monaco, San Marino, Vatican City, Poland, Czech Republic, Slovakia, Slovenia, Hungary, Estonia, Latvia, Lithuania, Liechtenstein, Malta, Cyprus, Romania, Bulgaria, Croatia, Serbia and Montenegro, Bosnia and Herzegovina, Albania and the Former Yugoslav Republic of Macedonia. The term of the agreement with respect to each country extends at least through the life of the patents covering gemifloxacin in such country. In the United States, the last of the issued patents for composition of matter expires in 2018. The patent term could extend further in countries outside of the U.S. depending upon several factors, including whether the Company obtains patent extensions and the timing of its commercial sale of the product in a particular country.

Under the terms of the agreement, LG Life Sciences has agreed to supply and the Company is obligated to purchase from LG Life Sciences all of its anticipated commercial requirements for the FACTIVE API. LG Life Sciences currently supplies the FACTIVE API from its manufacturing facility in South Korea.

The agreement with LG Life Sciences also requires that the Company achieves a minimum gross sales level of $30 million from its licensed territories over a 12-month period of time starting on the third anniversary from the launch of FACTIVE in the U.S. in 2004 which, if not met, LG Life Sciences could elect to terminate the agreement and have the technology be returned to LG Life Sciences. Under this agreement, the Company is responsible, at its expense and through consultation with LG Life Sciences, for the clinical and commercial development of gemifloxacin in the countries covered by the license, including the conduct of clinical trials, the filing of drug approval applications with the FDA and other applicable regulatory authorities and the marketing, distribution and sale of gemifloxacin in its territory.

The Company is obligated to pay a royalty on sales of FACTIVE in North America and the territories covered by the license in Europe. These royalty obligations expire with respect to each country covered by the agreement on the later of (i) the expiration of the patents covering FACTIVE in such country or (ii) the expiration of data exclusivity in Mexico, Canada or the European Union respectively, or 2014 in the U.S. The Company is also

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

obligated to make aggregate milestone payments of up to $40 million (not including payments previously made pursuant to up-front obligations or achievements of certain milestones) to LG Life Sciences including milestone payments required by the amendments described below upon achievement of additional regulatory approvals and sales thresholds.

On March 31, 2005, the Company amended its license and option agreement with LG Life Sciences. As part of the amendment of the agreement, the Company made a one-time, up-front payment of $2 million to LG Life Sciences which was recorded to general and administrative expense in the three month period ended March 31, 2005 and agreed to make certain additional milestone payments upon obtaining regulatory approvals and sales thresholds. The amended agreement also includes a reduction of future royalties payable to LG Life Sciences at certain FACTIVE revenue levels in territories covered by the agreement.

The Company further amended its agreement with LG Life Sciences on February 3, 2006, pursuant to which LG Life Sciences agreed to a reduction of future royalties payable for sales of FACTIVE tablets in Mexico and Canada and the termination of LG Life Sciences’ co-promotion rights in these countries. The modified agreement also calls for additional milestone payments to be made to LG Life Sciences upon consummation of sublicense agreements in Mexico and Canada (which payments were made to LG in February 2006 and August 2006, respectively) as well as upon receipt of regulatory approval of FACTIVE in each of such countries. Additionally, on December 27, 2006, the Company amended its agreement with LG Life Sciences to reduce future royalties payable to LG Life Sciences for sales of FACTIVE tablets in Europe to provide for a reduction in the supply price for the active pharmaceutical ingredient for FACTIVE for product to be sold in Europe. In lieu of milestone payments previously agreed to by the parties, this amendment also requires the Company to pay LG Life Sciences a portion of any milestone or license fee payments the Company receives from its European partner.

(16) Co-Promotion of TESTIM

On April 11, 2005, the Company entered into a co-promotion agreement with Auxilium Pharmaceuticals, Inc. (Auxilium), under which the Company and Auxilium co-promoted in the United States Auxilium’s product, TESTIM gel, a topical 1% testosterone gel indicated for the treatment of male hypogonadism. On August 31, 2006, the Company and Auxilium mutually agreed to conclude this co-promotion arrangement and agreed to share profits from primary care sales, as provided for under the co-promotion agreement, through August 31, 2006. As part of the termination of the co-promotion agreement, the Company received $1,800,000 from Auxilium as additional compensation for commercialization efforts by its sales force through August 31, 2006, which has been recognized as revenue at December 31, 2006.

(17) Partnering Arrangements for FACTIVE

Sublicense Agreement with Pfizer, S.A. de C.V.

On February 6, 2006, the Company entered into a Sublicensing and Distribution Agreement with Pfizer, S.A. de C.V. (Pfizer Mexico), pursuant to which the Company sublicensed its rights to sell FACTIVE tablets in Mexico to Pfizer Mexico. In exchange for those rights, Pfizer Mexico has paid the Company an up-front payment and has agreed to pay milestone payments upon obtaining certain regulatory approvals and sales goals, as well as royalties on future sales. The up-front payment is being recognized as revenue over the term of the Company’s continuing obligations under the agreement. These royalty rates are subject to reduction upon expiration of certain patents in Mexico for FACTIVE or if a generic form of gemifloxacin has a material impact on Pfizer Mexico’s sales volumes in Mexico. Pfizer Mexico is obligated to exclusively purchase from the Company, and the Company must exclusively supply, all active pharmaceutical ingredients for FACTIVE. The agreement with Pfizer Mexico may be terminated by either party upon the occurrence of certain termination events, including

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

Pfizer Mexico’s right to terminate at any time after the first anniversary of launch of FACTIVE tablets in Mexico upon nine months prior written notice. Upon termination, Pfizer Mexico is obligated to assign any and all rights to regulatory approvals in Mexico to the Company or its designee. Pfizer Mexico is currently marketing FACTIVE-5 in Mexico for the treatment of CAP, AECB and ABS.

Supply and Marketing Agreement with Abbott Laboratories

On August 9, 2006, the Company granted the commercialization rights to FACTIVE tablets in Canada to Abbott Laboratories, Ltd. (Abbott Canada), the Canadian affiliate of Abbott. In exchange for those rights, Abbott Canada agreed to a transfer price on product purchases and to make certain payments to the Company upon achievement of certain regulatory and sales milestones. FACTIVE tablets are currently approved in Canada for the five-day treatment of AECB. The Company subsequently amended the agreement on January 31, 2008 whereby Abbott Canada’s development and commercialization obligations were substantially reduced. See Note 20.

Menarini International Operation Luxembourg SA

The Company entered into a License, Supply and Marketing Agreement with Menarini International Operation Luxembourg SA (Menarini), a wholly-owned subsidiary of Menarini Industrie Farmaceutiche Riunite S.r.l. dated December 28, 2006, whereby the Company sublicensed its rights to sell FACTIVE tablets in the European Union to Menarini. Under the terms of the Company’s agreement with Menarini, Menarini is responsible for obtaining regulatory approval for FACTIVE in the European Union, and the Company has agreed to reimburse Menarini for expenses associated with such regulatory development up to an agreed limit. Menarini has paid the Company an up-front payment which is being recognized as revenue over the term of the Company’s continuing obligations under the agreement of approximately thirty-three months. Menarini has also agreed to pay the Company milestone payments upon obtaining certain regulatory and reimbursement approvals and upon achieving certain annual net sales goals, which could total up to $23.0 million, if all the milestones are achieved. Menarini will pay the Company a transfer price on purchases of the active pharmaceutical ingredient, or API, for FACTIVE, which is determined based on a percentage of quarterly sales of FACTIVE by Menarini in Europe. Menarini is also obligated to exclusively purchase from the Company, and the Company must exclusively supply, all API for FACTIVE to be sold in Europe for the earlier of (1) the expiration of the life of certain patents covering the product or (ii) the expiration of data exclusivity. The Company’s agreement with Menarini may be terminated by either party upon the occurrence of certain termination events, including Menarini’s right to terminate if the European regulatory authorities do not recommend approval of FACTIVE at various stages of the approval process with a package insert, or label, that meets certain requirements as to the safety, dosing and indications for which FACTIVE may be prescribed. Menarini may also terminate the agreement if it does not receive approval for reimbursement from European member countries that is above a certain minimum price per tablet. Upon termination, Menarini is obligated to assign any and all rights to regulatory approvals in the European Union to the Company or its designee.

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(18) Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31,
	2007	2006
Sales reserves and allowances	$10,734	$6,003
Payroll and related expenses	5,244	5,640
Deferred rent	502	401
Professional fees	512	916
Interest related to convertible notes payable	2,189	1,446
Royalty interest payable	371	712
Other	1,376	1,300

	$20,928	$16,418

(19) Guarantor and Non-Guarantor Financial Information

Guardian II Acquisition Corporation (“Guarantor Subsidiary”), a wholly owned subsidiary of Oscient Pharmaceuticals Corporation (“Parent Company”), has guaranteed the notes to be issued in the proposed exchange offer described in Note 22. As described in Note 11 (b), Guarantor Subsidiary was formed during 2006 in connection with the Company’s acquisition of ANTARA. Separate financial statements and other disclosures concerning the Parent Company and Guarantor Subsidiary are not presented because Guarantor Subsidiary is 100% wholly owned by the Parent Company and has fully and unconditionally guaranteed such debt. The following tables present consolidating financial information for the Parent Company, Guarantor Subsidiary and Non-Guarantor Subsidiary of Oscient Pharmaceutical Corporation. The equity method of accounting is used to reflect investments of the Parent Company in its Guarantor and Non-Guarantor Subsidiary. Costs and expenses are recorded by the entities on a specific basis, or where necessary, allocated based upon net revenues. All intercompany transactions are eliminated in consolidation. The Company is presenting the financial information of the Parent Company and Guarantor Subsidiary separately for the years ended December 31, 2007 and 2006 in accordance with Rule 3-10(e) of Regulation S-X.

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

Condensed Supplemental Consolidated Balance Sheet

As of December 31, 2007

( in thousands)

	Parent Company	Guarantor Subsidiary	Non-Guarantor Subsidiary	Eliminations	Consolidated
ASSETS
Current Assets:
Cash and cash equivalents	$29,226	$13,693	$5,349	$—	$48,268
Notes receivable	486	—	—	—	486
Accounts receivable	4,444	10,588	—	—	15,032
Inventories, net	5,429	3,630	—	—	9,059
Intercompany receivable	26,240	—	—	(26,240)	—
Prepaid expenses and other current assets	1,777	1,087	22	—	2,886

Total current assets	67,602	28,998	5,371	(26,240)	75,731
Property and Equipment, net	807	—	—	—	807
Restricted cash	4,198	—	—	—	4,198
Other assets	5,230	355	—	—	5,585
Investment in subsidiaries	5,371	—	—	(5,371)	—
Intangible assets, net	56,075	54,828	—	—	110,903
Goodwill	60,573	16,387	—	—	76,960

Total Assets	$199,856	$100,568	$5,371	$(31,611)	$274,184

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current Liabilities:
Current maturities of long-term obligations	$38	$—	$—	$—	$38
Accounts payable	7,582	2,680	—	—	10,262
Intercompany payable	—	46,903	—	(46,903)	—
Accrued expenses and other current liabilities	12,774	8,154	—	—	20,928
Current portion of accrued facilities impairment charge	2,128	—	—	—	2,128
Accrued restructuring charge	364	—	—	—	364

Total current liabilities	22,886	57,737	—	(46,903)	33,720
Long-term liabilities:
Long-term obligations, net of current maturities	193,730	59,129	—	—	252,859
Noncurrent portion of accrued facilities impairment charge	8,831	—	—	—	8,831
Other long-term liabilities	2,851	4,365	—	—	7,216
Deferred revenue	273	—	—	—	273
Shareholders’ (Deficit) Equity:
Series B restricted common stock	—	—	—	—	—
Common stock	1,389	—	12	(12)	1,389
Additional paid-in-capital	415,654	23,136	4,735	(27,871)	415,654
Accumulated deficit	(445,758)	(43,799)	624	43,175	(445,758)

Total shareholders’ (deficit) equity	(28,715)	(20,663)	5,371	15,292	(28,715)

Total Liabilities and Shareholders’ (Deficit) Equity	$199,856	$100,568	$5,371	$(31,611)	$274,184

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

Condensed Supplemental Consolidated Balance Sheet

As of December 31, 2006

( in thousands)

	Parent Company	Guarantor Subsidiary	Non-Guarantor Subsidiary	Eliminations	Consolidated
ASSETS
Current Assets:
Cash and cash equivalents	$26,048	$9,495	$2,653	$—	$38,196
Restricted cash	2,483	—	—	—	2,483
Notes receivable	590	—	—	—	590
Accounts receivable	5,294	6,643	—	—	11,937
Inventories, net	9,317	4,920	—	—	14,237
Intercompany receivable	15,928	—	—	(15,928)	—
Prepaid expenses and other current assets	2,325	454	12	—	2,791

Total current assets	61,985	21,512	2,665	(15,928)	70,234
Property and Equipment, net	1,497	—	—	—	1,497
Restricted cash	4,129	—	—	—	4,129
Long-term notes receivable	1,269	—	—	—	1,269
Other assets	3,752	322	—	—	4,074
Investment in subsidiaries	15,748	—	—	(15,748)	—
Intangible assets, net	60,841	59,170	—	—	120,011
Goodwill	61,410	16,783	—	—	78,193

Total Assets	$210,631	$97,787	$2,665	$(31,676)	$279,407

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current Liabilities:
Current maturities of long-term obligations	$38	$—	$—	$—	$38
Accounts payable	7,927	2,475	—	—	10,402
Intercompany payable	—	15,928	—	(15,928)	—
Accrued expenses and other current liabilities	10,745	5,673	—	—	16,418
Current portion of accrued facilities impairment charge	2,182	—	—	—	2,182
Accrued restructuring charge	750	—	—	—	750

Total current liabilities	21,642	24,076	—	(15,928)	29,790
Long-term liabilities:
Long-term obligations, net of current maturities	175,191	58,995	—	—	234,186
Noncurrent portion of accrued facilities impairment charge	11,718	—	—	—	11,718
Other long-term liabilities	3,440	1,633	—	—	5,073
Deferred revenue	636	—	—	—	636
Shareholders’ (Deficit) Equity:
Series B restricted common stock	—	—	—	—	—
Common stock	1,356	—	12	(12)	1,356
Additional paid-in-capital	412,553	23,136	2,235	(25,371)	412,553
Accumulated deficit	(415,905)	(10,053)	418	9,635	(415,905)

Total shareholders’ (deficit) equity	(1,996)	13,083	2,665	(15,748)	(1,996)

Total Liabilities and Stockholders’ (Deficit) Equity	$210,631	$97,787	$2,665	$(31,676)	$279,407

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

Condensed Supplemental Consolidated Statements of Operations

(in thousands)

	For the year ended December 31, 2007
	Parent Company	Guarantor Subsidiary	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net revenues	$21,398	$58,571	$—	$—	$79,969
Total costs and expenses	42,618	75,347	—	—	117,965

Loss from operations	(21,220)	(16,776)	—	—	(37,996)
Other income (expense):				—
Interest income	1,783	553	205	—	2,541
Interest expense	(17,588)	(10,618)	—	—	(28,206)
Gain on disposition of investment	231	—	—	—	231
Gain on exchange of convertible notes	30,824	—	—	—	30,824
Gain on derivative related to long-term debt	3,004	19	—	—	3,023
Loss from subsidiaries	(19,688)	—	—	19,688	—
Other Income	114	—	—	—	114

Net other income (expense)	(1,320)	(10,046)	205	19,688	8,527

Income (loss) from operations before income tax	(22,540)	(26,822)	205	19,688	(29,469)
Provision for income tax	(7,313)	6,929	—	—	(384)

Net income (loss)	$(29,853)	$(19,893)	$205	$19,688	$(29,853)

	For the year ended December 31, 2006
	Parent Company	Guarantor Subsidiary	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net revenues	$29,374	$16,778	$—	$—	$46,152
Total costs and expenses	94,373	23,698	—	—	118,071

Loss from operations	(64,999)	(6,920)	—	—	(71,919)
Other income (expense):
Interest income	2,533	45	417	—	2,995
Interest expense	(8,057)	(2,999)	—	—	(11,056)
Gain on disposition of investment	1,617	—	—	—	1,617
Income from subsidiary	(9,636)	—	—	9,636	—
Other Income	65	—	—	—	65

Net other income (expense)	(13,478)	(2,954)	417	9,636	(6,379)

Income (loss) from operations before income tax	(78,477)	(9,874)	417	9,636	(78,298)
Provision for income tax	—	(179)	—	—	(179)

Net income (loss)	$(78,477)	$(10,053)	$417	$9,636	$(78,477)

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

Condensed Supplemental Consolidated or Combined Statement of Cash Flows

	For the year ended December 31, 2007
	Parent Company	Guarantor Subsidiary	Non-Guarantor Subsidiary	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES	$(39,132)	$4,275	$196	$—	$(34,661)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposition of investment	231	—	—	—	231
Purchase of property and equipment	(56)	—	—	—	(56)
Proceeds from sale of property and equipment	7	—	—	—	7
Decrease (increase) in restricted cash	2,414	—	—	—	2,414
(Increase)decrease in other assets	14	(77)	—	—	(63)
Investment in subsidiary	(2,500)	—	—	2,500	—
Proceeds from notes receivable	1,373	—	—	—	1,373

Net cash provided by (used in) investing activities	1,483	(77)	—	2,500	3,906
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of notes	40,444	—	—	—	40,444
Proceeds from exercise of stock options	17	—	—	—	17
Proceeds from issuance of stock under employee stock purchase plan	404	—	—	—	404
Advances from parent	—	—	2,500	(2,500)	—
Payments on long-term obligations	(38)	—	—	—	(38)

Net cash provided by financing activities	40,827	—	2,500	(2,500)	40,827

NET INCREASE IN CASH AND CASH EQUIVALENTS	3,178	4,198	2,696	—	10,072
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	26,048	9,495	2,653	—	38,196

CASH AND CASH EQUIVALENTS, END OF YEAR	$29,226	$13,693	$5,349	$—	$48,268

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

	For the year ended December 31, 2006
	Parent Company	Guarantor Subsidiary	Non-Guarantor Subsidiary	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES	$(68,405)	$4,256	$514	$—	$(63,635)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposition of investment	1,617	—	—	—	1,617
Purchase of property and equipment	(263)	—	—	—	(263)
Proceeds from sale of property and equipment	1	—	—	—	1
Decrease (increase) in restricted cash	5,118	—	—	—	5,118
Decrease (increase) in other assets	5	(334)	—	—	(329)
Investment in subsidiary	(23,136)	—	—	23,136	—
Distribution from subsidiary	22,800	—	—	(22,800)	—
Proceeds from maturities of marketable securities	—	—	2,696	—	2,696
Proceeds from notes receivable	790	—	—	—	790
Issuance of notes receivable	(186)	—	—	—	(186)
Cash flows related to acquisition of ANTARA	—	(77,563)	—	—	(77,563)

Net cash provided by (used in) investing activities	6,746	(77,897)	2,696	336	(68,119)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from private placement of common stock, net	33,477	—	—	—	33,477
Proceeds from issuance of stock in connection with acquisition	9,958	—	—	—	9,958
Proceeds from issuance of notes	—	20,000	—	—	20,000
Proceeds from assignment of revenue interest	—	40,000	—	—	40,000
Proceeds from exercise of stock options	166	—	—	—	166
Proceeds from issuance of stock under employee stock purchase plan	740	—	—	—	740
Investment from parent	—	23,136	—	(23,136)	—
Distribution to parent	—	—	(22,800)	22,800	—
Payments on long-term obligations	(9)	—	—	—	(9)

Net cash provided by financing activities	44,332	83,136	(22,800)	(336)	104,332

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(17,327)	9,495	(19,590)	—	(27,422)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	43,375	—	22,243	—	65,618

CASH AND CASH EQUIVALENTS, END OF YEAR	$26,048	$9,495	$2,653	$—	$38,196

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(20) Subsequent Events

On January 31, 2008, Abbott Canada’s development and commercialization obligations were substantially reduced. In accordance with the terms of the amendment, Abbott Canada will continue to maintain FACTIVE tablets in its current product price list and it will continue to pay the Company a transfer price on FACTIVE tablets purchases. Abbott Canada is not required to pursue the CAP and ABS indications. Additionally, the amendment provides that the Company can terminate the agreement at any time with prior notice to Abbott Canada and Abbott Canada can terminate with prior notice to the Company after November 30, 2008.

(21) Quarterly Consolidated Statements of Operations (unaudited)

The following table sets forth unaudited quarterly statement of operations data for each of the eight quarters in the two year period ended December 31, 2007. In the opinion of management, this information has been prepared on the same basis as the audited financial statements appearing elsewhere in this Form 10-K, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results of operations (in thousands, except per share data).

	Year	Quarter Ended December 31,	Quarter Ended September 30,	Quarter Ended June 30,	Quarter Ended March 31,
2007
Revenues:
Product sales	$78,458	$25,196	$15,457	$15,762	$22,043
Biopharmaceutical/other revenues	1,511	92	111	151	1,156

Total revenues	79,969	25,288	15,568	15,913	23,199
Costs and expenses:
Cost of product sales	31,269	7,995	7,929	6,591	8,754
Research and development	5,845	1,573	1,476	1,292	1,505
Selling and marketing	66,278	16,842	17,632	14,348	17,455
General and administrative	14,573	4,732	3,367	2,914	3,559

Total costs and expenses	117,965	31,142	30,404	25,145	31,273

Loss from operations	(37,996)	(5,854)	(14,836)	(9,232)	(8,074)
Other income (expense):
Interest income	2,541	559	771	720	491
Interest expense	(28,206)	(9,540)	(7,818)	(6,369)	(4,478)
Gain on disposition of investment	231	—	73	—	158
Gain on exchange of convertible debt	30,824	—	—	30,824	—
Gain on derivative related to convertible notes	3,023	223	2,406	394
Other income	114	2	15	48	49

Net other income (expense)	8,527	(8,756)	(4,553)	25,617	(3,780)

(Loss) Income before income tax	(29,469)	(14,610)	(19,389)	16,385	(11,854)
Provision for income tax	(384)	(62)	(108)	(108)	(108)

Net (loss) income	$(29,853)	$(14,672)	$(19,497)	$16,277	$(11,962)

Net loss per common share:
Basic	$(2.19)	$(1.08)	$(1.43)	$1.20	$(0.88)
Diluted	$(2.19)	$(1.08)	$(1.43)	$0.70	$(0.88)

Weighted average common shares outstanding:
Basic	13,601	13,629	13,605	13,588	13,582
Diluted	13,601	13,629	13,605	26,051	13,582

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

	Year	Quarter Ended December 31,	Quarter Ended September 30,	Quarter Ended June 30,	Quarter Ended March 31,
2006
Revenues:
Product sales	$38,244	$18,068	$8,308	$2,622	$9,246
Co-promotion	6,890	—	3,474	1,871	1,545
Biopharmaceutical/other revenues	1,018	196	580	60	182

Total revenues	46,152	18,264	12,362	4,553	10,973
Costs and expenses:
Cost of product sales	19,613	7,805	6,573	2,485	2,750
Research and development	12,406	1,992	4,281	3,205	2,928
Selling and marketing	69,211	14,314	17,215	17,237	20,445
General and administrative	16,841	5,059	4,379	3,763	3,640

Total costs and expenses	118,071	29,170	32,448	26,690	29,763

Loss from operations	(71,919)	(10,906)	(20,086)	(22,137)	(18,790)
Other income (expense):
Interest income	2,995	556	842	901	696
Interest expense	(11,056)	(4,167)	(2,807)	(2,072)	(2,010)
Gain on sale of fixed assets	2	2	(1)	1	—
Gain on disposition of investment	1,617	—	1,380	237	—
Other income	63	4	15	44	—

Net other expense	(6,379)	(3,605)	(571)	(889)	(1,314)

Loss before income tax	(78,298)	(14,511)	(20,657)	(23,026)	(20,104)
Provision for income tax	(179)	(179)	—	—	—

Net loss	$(78,477)	$(14,690)	$(20,657)	$(23,026)	$(20,104)

Net loss per common share:
Basic and diluted	$(6.58)	$(1.09)	$(1.62)	$(1.96)	$(2.07)

Weighted average common shares outstanding:
Basic and diluted	11,925	13,484	12,742	11,723	9,702

(22) Event (Unaudited) Subsequent to the date of the Independent Auditors’ Report

Notice of De-Listing

On October 3, 2008, the Company received a notification from The NASDAQ Listings Qualifications of The NASDAQ Stock Market LLC that, as of October 2, 2008, the Company’s market value of publicly held shares (“MVPHS”) had closed below the minimum $15 million threshold set forth in Marketplace Rule 4450(b)(3) for the previous thirty (30) consecutive business days, a requirement for continued listing. For NASDAQ purposes, MVPHS is the market value of the Company’s publicly held shares, which is calculated by subtracting all shares held by officers, directors or beneficial owners of 10% or more of an issuer’s common stock from the issuer’s total shares outstanding.

On October 16, 2008 NASDAQ announced that it was implementing a suspension of the minimum bid price and MVPHS requirements until January 16, 2009 due to the current extraordinary market conditions (“Rule Suspension”). The Company expects to receive additional information in the near future from NASDAQ regarding the suspension and its specific application to this situation. Pursuant to Marketplace Rule 4310(c)(8)(B), the Company has ninety (90) calendar days, or until January 2, 2009 or until a later date determined in accordance with the Rule Suspension, to regain compliance with the MVPHS requirement by evidencing a minimum $15 million MVPHS for ten (10) consecutive business days. If the Company does not regain compliance with the MVPHS requirement by January 2, 2009 or until a later date determined in

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

accordance with the Rule Suspension, the Company will receive written notification of delisting from NASDAQ and at that time will be entitled to request a hearing before a NASDAQ Listing Qualifications Panel (“Panel”) to present its plan to evidence compliance with the MVPHS requirement.

The Company has filed a registration statement with the Securities and Exchange Commission on September 10, 2008 relating to a proposed exchange offer with the holders of its 3.50% Convertible Senior Notes due 2011 (“2011 Notes”). The offer proposes, among other items, to exchange all of the 2011 Notes for new notes and equity. If successful, the exchange would increase the amount of outstanding shares of the Company’s common stock by 23,066,600 shares including 500,000 shares, issued to Paul Capital as discussed further below, but excluding common shares to be issued to settle fractional new notes as part of the exchange offer.

If the Company’s efforts to regain compliance are successful and the MVPHS exceeds $15 million for ten (10) consecutive days before January 2, 2009 or such later date as a result of the Rule Suspension, the Company will regain compliance with respect to the MVPHS requirement. In the event the Company does not regain compliance, it may appeal the determination to a Panel. In the event that the Company fails to regain compliance and is unsuccessful in an appeal to the Panel, the Company’s securities will be delisted from The NASDAQ Global Market. In the event that the Company’s securities are delisted from The NASDAQ Global Market, the Company may not be able to meet the requirements necessary for its common stock (i) to transfer to, or list on, a U.S. national securities exchange, including The NASDAQ Capital Market or (ii) to be approved for listing on a U.S. system of automated dissemination of quotations. If such event in (i) or (ii) above occurred, holders of the Company’s 2011 Notes have the right to require the Company to repurchase for cash the outstanding principal amount of the 2011 Notes plus accrued and unpaid interest through such date. There is currently approximately $225 million principal amount of 2011 Notes outstanding. The Company may not have sufficient cash or be able to raise sufficient additional capital to repay the 2011 Notes, if requested to be repurchased by the holders.

Amendment of Paul Capital Agreement

On November 5, 2008, the Company, along with its wholly-owned subsidiary Guardian II entered into a First Amendment (the “Amendment”) to the Revenue Agreement dated August 18, 2006 (described in Note 7) with Paul Royalty Fund, L.P., an affiliate of Paul Capital Partners (“PRF”), the effectiveness of which is contingent upon, among other customary closing conditions, the closing of the exchange of the Company’s 3.50% Convertible Senior Notes due 2011 and the issuance of a second-ranking security interest in and to the assets of Guardian II for the benefit of the holders of the Company’s Convertible Guaranteed Senior Notes issued as part of the exchange offer which was launched on October 21, 2008 (the “Exchange Offer”).

The Amendment provides that PRF will consent to the grant by Guardian II of a second-ranking security interest in and to the assets of Guardian II to secure Guardian II’s guarantee of the notes that will be issued in the Exchange Offer. Guardian II granted a first priority security interest to PRF in 2006 in substantially all of its assets in order to secure the obligations of the Company and Guardian II under the Agreement and the note purchase agreement dated July 21, 2006. The Amendment provides that PRF will enter into an intercreditor agreement at the closing of the Exchange Offer which will govern the rights between PRF’s first ranking security interest and the second ranking security interest to be granted in connection with the Exchange Offer (the “Intercreditor Agreement”).

Under the terms of the Amendment, in the event that the sum of the net sales of ANTARA and FACTIVE in the U.S. and the gross margin received by the Company from sales of FACTIVE within its territory outside of the U.S. (for which the definition of Net Revenues has been expanded to include in the Amendment) is less than 85% of certain specified annual sales thresholds, then PRF will be entitled to a (i) 3% increase in the applicable royalty percentage payable on the first $75 million of sales of such

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

products in the applicable year and (ii) 2% increase in the applicable royalty percentage payable on net sales of such products in excess of $75 million and less than $150 million in the applicable year. The specified sales thresholds are $115 million in 2009, $135 million in 2010, $150 million in 2011 and $175 million thereafter through the term. Furthermore, the Amendment provides that in the event that the Company fails to achieve the specified sales threshold in any applicable year, the increased applicable royalty percentage shall also be payable on the net sales of any future drug products acquired or in-licensed by the Company or its subsidiaries. The increase in the applicable percentage payable on net sales shall be limited to a maximum payment to PRF of $2.25 million per year and $15 million during the term of the Agreement, and in no event shall such payment exceed the amount which PRF would have received in the applicable year had the specified sales threshold for that year been achieved.

The Amendment also provides that in the event that the Company or its subsidiaries acquires or in-licenses additional drug products, the Company shall make a one-time milestone payment to PRF of $1.25 million on the second anniversary of the Company’s first commercial sale of any such product.

Under the terms of the Amendment, in the event that PRF and the Company determine that the fair market value of the collateral in which PRF has been granted a security interest by Guardian II is less than the Put/Call Price (as defined in the Agreement), the Company will elect, in its sole discretion, to either grant PRF a security interest in 25% of each additional drug product acquired or in-licensed by the Company or its subsidiaries, or pay PRF $1.5 million on the second year anniversary of the Company’s first commercial sale of each such product.

The Amendment also provides that any acceleration or failure to pay the notes to be issued in the Exchange Offer shall be considered a Put Option Event (as defined in the Agreement).

Upon the effectiveness of the Amendment the Company will issue to PRF (i) a $2.0 million aggregate principal amount note which will be substantially identical to the notes issued in the Exchange Offer and (ii) 500,000 shares of the Company’s common stock. The Company also has granted certain registration rights to PRF with respect to the note and the shares. Additionally, upon the effectiveness of the Amendment, the Company agreed to amend the exercise price of the Common Stock Purchase Warrant dated August 18, 2006 issued to PRF to be equal to the closing price of the Company’s Common Stock on the NASDAQ Global Market on the date immediately preceding the closing of the Exchange Offer.

The effectiveness of the Amendment is contingent upon, among other things, PRF entering into the Intercreditor Agreement, Guardian II entering into a security agreement granting the second ranking security interest and the closing of the Exchange Offer.

The Intercreditor Agreement will provide that maximum amount of obligations which may be guaranteed by Guardian II and secured by the second ranking security interest shall not exceed $140 million plus any interest and fees, payable by the Company or Guardian II on such obligations.

OSCIENT PHARMACEUTICALS CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	September 30, 2008	December 31, 2007
	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$24,778	$48,268
Notes receivable	—	486
Accounts receivable (net of allowance for bad debts of $33 and $35 in 2008 and 2007, respectively)	8,447	15,032
Inventories, net	7,397	9,059
Prepaid expenses and other current assets	4,653	2,886

Total current assets	45,275	75,731
Property and Equipment, at cost:
Manufacturing and computer equipment	4,435	4,695
Equipment and furniture	654	564
Leasehold improvements	183	138

	5,272	5,397
Less—Accumulated depreciation	4,603	4,590

	669	807
Restricted cash	4,198	4,198
Other assets	4,454	5,585
Intangible assets, net	104,072	110,903
Goodwill	75,991	76,960

Total Assets	$234,659	$274,184

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities:
Short-term obligations	$13,337	$38
Accounts payable	12,612	10,262
Accrued expenses and other current liabilities	27,156	20,928
Current portion of accrued facilities impairment charge	3,182	2,128
Deferred revenue	364	364

Total current liabilities	56,651	33,720
Long-term liabilities:
Long-term obligations, net of current maturities	248,989	252,859
Noncurrent portion of accrued facilities impairment charge	5,269	8,831
Other long-term liabilities	4,456	7,216
Deferred revenue	—	273
Shareholders’ Deficit:
Common stock, $0.10 par value—Authorized—174,375 shares, Issued and Outstanding—14,255 and 13,892 in 2008 and 2007, respectively	1,425	1,389
Series B restricted common stock, $0.10 par value—Authorized—625 shares, Issued and outstanding—none	—	—
Additional paid-in-capital	416,856	415,654
Accumulated deficit	(498,987)	(445,758)

Total shareholders’ deficit	(80,706)	(28,715)

Total Liabilities and Shareholders’ Deficit	$234,659	$274,184

The accompanying notes are an integral part of these consolidated financial statements.

OSCIENT PHARMACEUTICALS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(in thousands, except per share data)

	Three-Months Ended September 30, 2008	Three-Months Ended September 30, 2007	Nine-Months Ended September 30, 2008	Nine-Months Ended September 30, 2007
Revenues (net):
Product sales	$21,695	$15,457	$60,156	$53,262
Other revenues	92	111	282	1,418

Total net revenues	21,787	15,568	60,438	54,680
Costs and expenses:
Cost of product sales (1)	7,082	7,929	20,445	23,274
Research and development (1)	680	1,476	2,544	4,273
Selling and marketing (1)	18,263	17,632	56,205	49,436
General and administrative (1)	2,874	3,367	10,701	9,840

Total costs and expenses	28,899	30,404	89,895	86,823

Loss from operations	(7,112)	(14,836)	(29,457)	(32,143)
Other income (expense):
Interest income	111	771	615	1,982
Interest expense	(7,961)	(7,818)	(24,648)	(18,665)
Gain on disposition of investment	—	73	412	231
Gain on exchange of convertible notes	—	—	—	30,824
Gain on derivative related to long-term debt	37	2,406	151	2,800
Other income	3	15	13	112

Net other (expense) income	(7,810)	(4,553)	(23,457)	17,284

Loss before income tax	(14,922)	(19,389)	(52,914)	(14,859)
Provision for income tax	(105)	(108)	(315)	(323)

Net loss	$(15,027)	$(19,497)	$(53,229)	$(15,182)

Net loss per common share: basic and diluted	$(1.09)	$(1.43)	$(3.86)	$(1.12)

Weighted average common shares outstanding: basic and diluted	13,838,577	13,604,508	13,776,278	13,591,332

(1)	Includes non-cash stock-based compensation as follows:

Cost of product sales	$(57)	$11	$(26)	$25
Research and development	$7	$(65)	$9	$13
Selling and marketing	$58	$307	$186	$773
General and Administrative	$245	$411	$875	$1,232

The accompanying notes are an integral part of these consolidated financial statements.

OSCIENT PHARMACEUTICALS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(in thousands)

	Nine-Months Ended
	September 30, 2008	September 30, 2007
Cash Flows from Operating Activities:
Net loss	$(53,229)	$(15,182)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7,135	7,427
Provision for excess and obsolete inventories	344	779
Recovery of bad debts	—	(172)
Non-cash interest expense	10,867	6,348
Gain on exchange of convertible notes	—	(30,824)
Gain on derivative related to long-term debt	(151)	(2,800)
Gain on disposition of investment	(412)	(231)
Stock-based compensation	1,044	2,043
Changes in assets and liabilities:
Accounts receivable	6,585	1,966
Inventories	1,318	3,620
Prepaid expenses and other current assets	(1,767)	618
Accounts payable	2,349	(2,440)
Accrued expenses and other liabilities	2,369	3,841
Deferred revenue	(273)	(137)
Accrued facilities impairment charge	(1,847)	(2,000)
Accrued other long-term liabilities	1,307	1,992

Net cash used in operating activities	(24,361)	(25,152)

Cash Flows from Investing Activities:
Proceeds from disposition of investment	412	231
Purchases of property and equipment	(166)	(50)
Proceeds from sale of property and equipment	—	3
Decrease in restricted cash	—	2,482
Increase in other assets	(35)	(1,143)
Proceeds from notes receivable	486	632

Net cash provided by investing activities	697	2,155

Cash Flows from Financing Activities:
Proceeds from issuance of stock under the employee stock purchase plan	193	404
Payments on long-term obligations	(19)	(28)
Proceeds from issuance of notes, net of issuance discount	—	41,524
Proceeds from exercise of stock options	—	17

Net cash provided by financing activities	174	41,917

Net (Decrease) Increase in Cash and Cash Equivalents	(23,490)	18,920
Cash and Cash Equivalents, beginning of year	48,268	38,196

Cash and Cash Equivalents, end of period	$24,778	$57,116

The accompanying notes are an integral part of these consolidated financial statements.

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

(1) Operations and Basis of Presentation

Oscient Pharmaceuticals Corporation (the “Company”) is a commercial-stage pharmaceutical company marketing Food and Drug Administration (FDA)-approved products in the United States. The Company’s strategy is to grow the sales of its existing products and to gain access to new products via transactions, including acquisition, in-licensing and co-promotion. Oscient has developed a commercial infrastructure, including a national sales force calling on targeted primary care physicians, cardiologists, endocrinologists and pulmonologists in the United States.

Oscient currently markets two products: ANTARA® (fenofibrate) capsules, a cardiovascular product, and FACTIVE® (gemifloxacin mesylate) tablets, a fluoroquinolone antibiotic. ANTARA is approved by the FDA to treat hypercholesterolemia (high blood cholesterol) and hypertriglyceridemia (high triglycerides) in combination with a healthy diet. The Company licenses the rights to ANTARA from Ethypharm S.A. of France (“Ethypharm”). The Company began promoting ANTARA in late August 2006. FACTIVE is indicated for the treatment of community-acquired pneumonia of mild to moderate severity (“CAP”) and acute bacterial exacerbations of chronic bronchitis (AECB). The Company licenses the rights to gemifloxacin, the active ingredient in FACTIVE tablets, from LG Life Sciences of the Republic of Korea (“LG Life Sciences”). The Company launched FACTIVE in the U.S. market in September 2004.

As shown in the consolidated financial statements, at September 30, 2008, the Company had total cash, cash equivalents, and restricted cash of approximately $28,976,000, which includes approximately $4,198,000 in restricted cash, and an accumulated deficit of approximately $498,987,000. The Company believes that based on its available capital, anticipated cash used in operations and its ability to manage expenses, the cash on hand as of September 30, 2008, is sufficient to fund continuing operations to February 2009. The Company will need to raise additional capital through the issuance of debt or equity securities and/or refinance its existing debt. The Company’s principal liquidity needs are to meet its working capital requirements and operating expenses, re-pay its outstanding debt obligations, including payment of approximately $16,737,000 of principal and accrued interest outstanding at September 30, 2008 on the 2009 Notes which is due February 6, 2009. The Company cannot guarantee that financing sources will be available on favorable terms or at all and/or that it will be able to refinance its existing debt. If the Company is unable to refinance its debt or raise sufficient additional capital in a timely manner, the Company will have to scale back its operations or take other measures to significantly reduce expenses which will have a material adverse effect on its business. If we are unable to refinance or repay our indebtedness as it becomes due, we may become insolvent and be unable to continue operations.

These consolidated financial statements have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of the Company’s management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of results for the interim periods. Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The Company believes, however, that its disclosures are adequate to make the information presented not misleading. The accompanying consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related footnotes for the year ended December 31, 2007 which are included in the Company’s Annual Report on Form 10-K. Such Annual Report on Form 10-K was filed with the Securities and Exchange Commission on February 6, 2008.

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Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

(2) Summary of Significant Accounting Policies

The accompanying consolidated financial statements reflect the application of certain accounting policies, as described in this note and elsewhere in the accompanying notes to the consolidated financial statements.

(a) Revenue Recognition

The Company’s principal source of revenue is the sale of ANTARA capsules and FACTIVE tablets. ANTARA revenue results are anticipated to be non-seasonal, although the wholesaler buying patterns tend to increase toward the end of the fiscal year. The Company expects demand for FACTIVE to be highest from December to March as the incidence of respiratory tract infections, including CAP and AECB, tends to increase during the winter months. In addition, fluctuations in the severity of the annual respiratory tract infection season may cause product sales to vary from year to year. Due to these seasonal fluctuations in demand for FACTIVE, the Company’s results in any particular quarter may not be indicative of the results for any other quarter or for the entire year.

Product Sales

The Company follows the provisions of Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition (a replacement of SAB No. 101)” (SAB No. 104) and recognizes revenue from product sales upon delivery of product to wholesalers, when persuasive evidence of an arrangement exists, the fee is fixed or determinable, title to product and associated risk of loss has passed to the wholesaler and collectability of the related receivable is reasonably assured. All revenues from product sales are recorded net of applicable allowances for sales returns, rebates, special promotional programs, and discounts. For arrangements where the risk of loss has not passed to wholesalers or pharmacies, the Company defers the recognition of revenue by recording deferred revenue until such time that risk of loss has passed. The cost of ANTARA and FACTIVE associated with amounts recorded as deferred revenue is recorded in inventory until such time as risk of loss has passed.

Other Revenues

Other revenues primarily consist of sublicensing revenues related to FACTIVE. The Company recognizes revenue in accordance with SAB No. 104 and Emerging Issues Task Force (EITF) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF No. 00-21). In accordance with EITF No. 00-21, the up-front license payments related to the various sublicense agreements will be recognized as revenue over the term of the Company’s continuing obligations under the arrangements which range from eighteen months to thirty-three months. Substantive milestones achieved are recognized as revenue when earned and when payment is reasonably assured, if the Company has completed its remaining obligations under the arrangement. If the Company has further obligations, milestone payments are recognized as revenue if the Company has sufficient evidence of fair value for its remaining obligations otherwise the milestone payment is recognized as revenue over the remaining performance period. The Company expenses incremental direct costs associated with sublicense agreements in the period in which the expense is incurred.

On January 4, 2007, the Company announced that it had granted commercialization rights to FACTIVE in Europe to Menarini International Operation Luxembourg S.A. (Menarini), a wholly-owned subsidiary of Menarini Industrie Farmaceutiche Riunite S.r.l. Part of this arrangement included an up-front license payment which the Company is recognizing over the term of the Company’s obligations under the arrangement. On March 2, 2007, the Company announced that Abbott Laboratories, Ltd. (Abbott Canada), the Canadian affiliate of Abbott Laboratories, began the promotion of FACTIVE in Canada. In connection with the terms of the

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Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

agreement with Abbott, a milestone payment related to regulatory approval of the Company’s manufacture of FACTIVE for Canada was recorded as other revenue during 2007. The Company subsequently amended the agreement on January 31, 2008 whereby Abbott Canada’s development and commercialization obligations were substantially reduced. The amendment also provides that the Company can terminate the agreement at any time with prior notice to Abbott Canada and Abbott Canada can terminate with prior notice to the Company after November 30, 2008.

(b) Sales Rebates, Discounts and Incentives

The Company’s sales of ANTARA and FACTIVE in the U.S. are made to pharmaceutical wholesalers for further distribution through pharmacies to the ultimate consumers of the product. When the Company delivers its product, the Company reduces the amount of gross revenue recognized from such product sales based primarily on estimates of four categories of discounts and allowances that suggest that all or part of the revenue should not be recognized at the time of the delivery—product returns, cash discounts, rebates, and special promotional programs.

Product Returns

Factors that are considered in the Company’s estimate of future ANTARA and FACTIVE product returns include an analysis of the amount of product in the wholesaler and pharmacy channel, review of consumer consumption data as reported by external information management companies, actual and historical return rates for expired lots, the remaining time to expiration of the product, and the forecast of future sales of the Company’s product. Consistent with industry practice, the Company offers contractual return rights that allow its customers to return product within six months prior to, and twelve months subsequent to, the expiration date of the product. ANTARA capsules and FACTIVE tablets each have a 36-month expiration period from the date of manufacturing. As of September 30, 2008 and December 31, 2007, the Company’s product return reserve was approximately $4,040,000 and $3,169,000, respectively. This reserve is evaluated on a quarterly basis, assessing each of the factors described above, and adjusted accordingly. Based on the factors noted above, the Company believes its estimate of product returns is reasonable, and changes, if any, from this estimate would not have a material impact to the Company’s financial statements.

Cash Discounts

The Company’s standard invoice includes a contractual cash 2% discount, net 30 days terms. Based on historical experience, the Company estimates that most of its customers deduct a 2% discount from their balance. The cash discount reserve is presented as an allowance against trade receivables in the accompanying consolidated balance sheets. As of September 30, 2008 and December 31, 2007, the balance of the cash discounts reserve was approximately $150,000 and $343,000, respectively.

Rebates

The liability for commercial managed care rebates is calculated based on historical and current rebate redemption and utilization rates with respect to each commercial contract. The liability for Medicaid rebates is calculated based on historical and current rebate redemption and utilization rates contractually submitted by each state. As of September 30, 2008 and December 31, 2007, the balance of the accrual for managed care and Medicaid rebates for ANTARA and FACTIVE in total was approximately $4,908,000 and $4,263,000, respectively. Considering the estimates made by the Company, as well as estimates reflected in third party utilization reports that are used in evaluating the required liability balance, the Company believes its estimates are reasonable.

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Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

Special Promotional Programs

The Company, from time to time, offers certain promotional incentives to its customers for both ANTARA and FACTIVE and will continue this practice in the future. Such programs include: sample cards to retail consumers, certain product incentives to pharmacy customers, and other sales stocking allowances. The Company accounts for these programs in accordance with EITF No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer” (EITF No. 01-09). Examples of programs utilized to date are as follows:

Voucher Rebate Programs for ANTARA

Since acquiring ANTARA in August 2006, the Company has initiated four voucher rebate programs for ANTARA whereby the Company offered a point-of-sale rebate to retail consumers. The liabilities the Company recorded for the current voucher rebate programs were estimated based upon actual redemption rates on completed programs by the Company. The first program expired on December 31, 2006, the second program expired on September 30, 2007, the third program expires on February 28, 2009 and the fourth program expires on March 31, 2010. As of September 30, 2008 and December 31, 2007, the balance of the liabilities for these voucher programs totaled approximately $845,000 and $491,000, respectively.

Voucher Rebate Programs for FACTIVE

The Company periodically initiates voucher rebate programs for FACTIVE whereby the Company offers point-of-sale rebates to retail consumers. The liabilities the Company records for these voucher rebate programs are estimated based upon the historical rebate redemption rates for similar completed programs. In October 2007, the Company initiated a voucher rebate program whereby the Company offered a point-of-sale rebate to retail consumers. This program expired on April 30, 2008. In April 2008 and July 2008, the Company initiated additional voucher rebate programs whereby the Company offered a point-of-sale rebate to retail consumers. These programs expire on October 15, 2008 and April 30, 2009, respectively. As of September 30, 2008 and December 31, 2007, the balance of the liabilities for these voucher programs totaled approximately $1,038,000 and $1,396,000, respectively.

(c) Accounts Receivable

Trade accounts receivable consist of amounts due from wholesalers for the purchase of ANTARA and FACTIVE. Accounts receivable related to sales of FACTIVE are the accounts receivable of the Company and accounts receivable related to sales of ANTARA are the accounts receivable of Guardian II Acquisition Corporation (“Guardian II”) (the entity which holds all of the ANTARA assets), a wholly-owned subsidiary of the Company. Guardian II granted Paul Royalty Fund Holdings II, LP, an affiliate of Paul Capital Partners (“Paul Capital”), a security interest in substantially all of its assets, including its accounts receivable, to secure its obligations to Paul Capital. See Notes 7 and 10.

The Company performs ongoing credit evaluations on its customers and collateral is generally not required. As of September 30, 2008 and December 31, 2007, the Company had reserved approximately $33,000 and $35,000, respectively, for bad debts related to the sale of FACTIVE. The Company continuously reviews all customer accounts to determine if an allowance for uncollectible accounts is necessary. The Company currently provides substantially all of its distributors with payment terms of up to 30 days on purchases of ANTARA and FACTIVE. Amounts past due from customers are determined based on contractual payment terms. Through September 30, 2008, payments have generally been made in a timely manner and the Company has not written off any customer accounts receivable balances. The Company has not provided a reserve balance related to other non-trade receivables as of September 30, 2008 and December 31, 2007.

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Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

The following table represents accounts receivable (in thousands):

	As of September 30, 2008	As of December 31, 2007
Trade, net	$8,141	$14,950
Other	306	82

Total	$8,447	$15,032

(d) Restricted Cash

At September 30, 2008 and December 31, 2007, approximately $3,697,000 of cash is restricted in connection with a letter of credit issued for the building lease at the Company’s South San Francisco, California facility, approximately $433,000 of cash is restricted in connection with a letter of credit issued for the building lease at the Company’s Waltham, Massachusetts facility and approximately $68,000 of cash is restricted in connection with a letter of credit issued for the building lease at the Company’s Skillman, New Jersey facility. The restrictions related to the South San Francisco facility, the Waltham facility and the Skillman facility expire on February 28, 2011, March 31, 2012 and June 30, 2013, respectively.

(e) Inventories

Inventories are stated at the lower of cost or market value, with cost determined under the average cost method which approximates actual cost. Products are removed from inventory on a first-in-first-out basis and recognized as cost of goods sold on an average cost basis.

On a quarterly basis, the Company analyzes inventory levels, and provides a reserve for inventory and marketing samples that have become obsolete, have a cost basis in excess of their expected net realizable value or are in excess of forecast requirements to cost of product revenues and marketing expense, respectively. Expired inventory is disposed of and the related costs are written off against the previously established reserves.

At September 30, 2008 and December 31, 2007, there was approximately $693,000 and $1,088,000, respectively, in ANTARA sample product to be used for marketing programs and approximately $1,231,000 and $655,000, respectively, in FACTIVE sample product to be used for marketing programs. These are classified as other current assets in the accompanying consolidated balance sheets.

The following table represents net trade inventories (in thousands):

	As of September 30, 2008	As of December 31, 2007
Raw material	$1,789	$2,846
Work-in-process	1,285	3,022
Finished goods	4,323	3,191

Total	$7,397	$9,059

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Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

(f) Net Loss Per Share

Basic net loss per share was determined by dividing net loss by the weighted average shares outstanding during the period. Dilutive loss per share is the same as basic loss per share for all periods presented, as the effect of the potential common stock is anti-dilutive. Anti-dilutive securities which consist of stock options, securities sold under the Company’s employee stock purchase plan, convertible notes, warrants and unvested restricted stock that are not included in calculating the net loss per share, totaled 20,990,155 and 20,424,616 shares (prior to the application of the treasury stock method) during the three and nine-month periods ended September 30, 2008 and 2007, respectively.

(g) Single Source Suppliers

ANTARA

Pursuant to the Company’s license arrangement with Ethypharm, Ethypharm is responsible for the manufacture and supply of ANTARA finished product or ANTARA bulk product at the Company’s option. The disruption or termination of the supply of ANTARA by Ethypharm or its third party contractors could have a material adverse effect on the Company’s business, financial position and results of operations.

FACTIVE

The Company currently obtains the active pharmaceutical ingredient (“API”) for its commercial requirements for FACTIVE from LG Life Sciences. The Company purchases the API pursuant to a long-term supply agreement. The disruption or termination of the supply of the commercial requirement for FACTIVE or a significant increase in the cost of the API from this source could have a material adverse effect on the Company’s business, financial position and results of operations.

(h) Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates include the following: reserves for inventory obsolescence, sales and managed care rebate reserves, reserves pertaining to special promotional programs, product returns reserves and the useful lives and expected future cash flows for intangible assets.

(i) Financial Instruments

The estimated fair value of the Company’s financial instruments, including cash, cash equivalents and accounts receivable, approximates the carrying values of these instruments.

In connection with financing the acquisition of ANTARA, the Company recognized an embedded derivative instrument related to a put/call liability. In connection with the 2007 convertible debt exchange, the Company recognized an embedded derivative instrument related to an interest make-whole provision. Both are recognized in the accompanying consolidated financial statements at fair value and are recorded as other long-term liabilities in the accompanying consolidated balance sheets. Changes in fair value are recorded in the accompanying consolidated statements of operations. See Note 4.

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Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

(j) Comprehensive Loss

The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 130, “Reporting Comprehensive Income” (SFAS No. 130). SFAS No. 130 requires disclosure of all components of comprehensive loss on an annual and interim basis. Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For the three and nine-month periods ended September 30, 2008 and 2007, the net loss is equal to the comprehensive loss.

(k) Long-Lived Assets

The Company follows the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144). Under SFAS No. 144, long-lived assets and identifiable intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If indicators of impairment exist, recoverability of assets to be held and used is assessed by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. Recoverability measurement and estimating the undiscounted cash flows is done at the lowest possible level for which there are identifiable assets. If the aggregate undiscounted cash flows are less than the carrying value of the asset, then the resulting impairment charge to be recorded is calculated based on the amount by which the carrying amount of the asset exceeds its fair value. Any write-downs are recorded as permanent reductions in the carrying amount of the asset.

During 2007, events and circumstances, primarily a reduction in projected long-term cash flows, indicated that the FACTIVE intangible asset could become impaired. However, at December 31, 2007, the Company’s estimate of undiscounted cash flows indicated that such carrying amounts were expected to be recovered and therefore the assets were not impaired. The Company reviewed its cash flow projections as of September 30, 2008, which indicated that the carrying amounts are expected to be recovered and therefore the intangible assets of FACTIVE are not impaired. Nonetheless, it is reasonably possible that the estimate of undiscounted cash flows may change in the near-term resulting in the need to write-down the intangible asset associated with FACTIVE to fair value. The Company’s estimate of undiscounted cash flows is based upon several significant assumptions including, but not limited to, estimated domestic sales growth, the ability to significantly penetrate international markets and the ability to satisfy its minimum requirements under the agreement with the licensor, LG Life Science.

The Company also follows the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” (SFAS No. 142). Under SFAS No. 142, goodwill and purchased intangible assets with indefinite lives are not amortized but are reviewed periodically for impairment. The Company performs an annual evaluation of goodwill at the end of each fiscal year to test for impairment or more frequently if events or circumstances indicate that goodwill may be impaired. Because the Company has a single operating segment, which is its sole reporting unit, the Company performs this test by comparing the fair value of the entity as measured by the quoted market price of its common stock with its book value, including goodwill, which at present is a deficit. If the fair value exceeds the book value, goodwill is not impaired. If the book value exceeds the fair value, then the Company would calculate the potential impairment loss by comparing the implied fair value of goodwill with the book value. If the implied fair value of goodwill is less than the book value, then an impairment charge would be recorded.

As of September 30, 2008, the Company does not believe that any of its long-lived assets, goodwill, or intangible assets are impaired.

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Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

(l) Stock-Based Compensation

The Company records stock-based compensation expense in accordance with SFAS No. 123 (Revised 2004), “Share-Based Payment” (SFAS No. 123R). SFAS No. 123R requires companies to expense the fair value of employee stock options and other forms of stock-based employee compensation over the employees’ service periods. Compensation cost is measured at the fair value of the award at the grant date, including estimated forfeitures, and is adjusted to reflect actual forfeitures and the outcomes of certain conditions. See Note 5.

(m) Income Taxes

The Company applies SFAS No. 109, “Accounting for Income Taxes” (SFAS No. 109), which requires the Company to recognize deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS No. 109 requires deferred tax assets and liabilities to be adjusted when the tax rates or other provisions of the income tax laws change.

In accordance with FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (the Interpretation) (FIN 48), the Company’s historical practice was and will continue to be to recognize any interest and penalties related to unrecognized tax benefits in income tax expense. As of September 30, 2008, there were no unrecognized tax benefits, and as such, the Company has not recorded interest and penalties related to unrecognized tax benefits.

The Company’s income tax expense of approximately $315,000 and $323,000 for the nine-month periods ending September 30, 2008 and 2007, respectively, is comprised of deferred federal and state taxes which relates to the tax effects of the Company’s indefinite lived intangible that cannot be offset against the Company’s deferred tax assets.

The Company files income tax returns in the U.S. federal and various state jurisdictions. The Company is generally no longer subject to income tax examinations by U.S. federal, state and local tax authorities for years before 1992.

(n) Recent Accounting Pronouncements

Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133

In March 2008, the Financial Accounting Standard Board (FASB) issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (SFAS No. 161). SFAS No. 161 requires entities to provide greater transparency about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133) and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Management is in the process of studying the impact of this standard on the Company’s financial accounting and reporting.

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Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

Business Combinations

In December 2007, the FASB issued Statement No. 141R, “Business Combinations” (SFAS No. 141R). SFAS No. 141R improves consistency and comparability of information about the nature and effect of a business combination by establishing principles and requirements for how an acquirer (a) recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R applies prospectively to all business combination transactions for which the acquisition date is on or after January 1, 2009. The impact of the Company’s adoption of SFAS No. 141R will depend upon the nature and terms of business combinations, if any, that it consummates on or after January 1, 2009.

Accounting for Collaborative Arrangements

In November 2007, EITF issued EITF Issue No. 07-01 “Accounting for Collaborative Arrangements” (EITF No. 07-01). EITF No. 07-01 requires collaborators to present the results of activities for which they act as the principal on a gross basis and report any payments received from (made to) other collaborators based on other applicable generally accepted accounting principles (GAAP) or, in the absence of other applicable GAAP, based on analogy to authoritative accounting literature or a reasonable, rational, and consistently applied accounting policy election. Further, EITF No. 07-01 clarified that the determination of whether transactions within a collaborative arrangement are part of a vendor-customer (or analogous) relationship subject to Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer”. EITF No. 07-01 is effective for fiscal years beginning after December 15, 2008. The Company has not yet completed its evaluation of EITF No. 07-01, but does not currently believe that it will have a material impact on the results of operations, financial position or cash flows.

Accounting for Convertible Debt Instruments that may be Settled Upon Conversion

In May 2008, the FASB issued Staff Position No. APB 14-1 “Accounting for Convertible Debt Instruments that may be Settled in Cash Upon Conversion” (FSP APB14-1). FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability and equity components of the instrument in a manner that reflects the issuer’s nonconvertible debt borrowing rate. Further, FSP ABP 14-1 clarifies the appropriate economics of the conversion options as borrowing costs and their potential dilutive effects in earnings per share. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008. The Company has not yet completed its evaluation of FSP APB 14-1, but does not currently believe that it will have a material impact on the results of operations, financial position or cash flows.

(3) Restructuring Plans

At the time of acquisition of GeneSoft Pharmaceuticals (Genesoft) in 2004, management approved a plan to integrate certain Genesoft facilities into existing operations. In connection with the integration activities, the Company included in the purchase price allocation a restructuring liability of approximately $18,306,000, which includes $1,419,000 in severance-related costs and $16,887,000 in facility lease impairment costs pertaining to 68,000 square feet of leased space which expires on February 28, 2011. Interest accretion has been recorded as interest expense in the accompanying consolidated statements of operations. In the three-months ended September 30, 2008, in accordance with EITF No. 95-3 “Recognition of Liabilities in Connection with a

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Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

Purchase Business Combination” (EITF No. 95-3), the Company made an adjustment to the facilities lease liability based on a revision made to estimates of future rental income related to additional subleased space of approximately $968,000. This adjustment was recorded as a reduction to both the restructuring liability and goodwill.

The following table summarizes the liability activity related to the Genesoft acquisition during the nine-month period ended September 30, 2008 (in thousands):

	Balance at December 31, 2007	Liability Adjustment	Net Cash Payments	Interest Accretion	Balance at September 30, 2008
Assumed facility lease liability	$10,959	$(968)	$(1,847)	$307	$8,451

(4) Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. SFAS No. 157 codifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those years. The Company adopted SFAS No. 157 on January 1, 2008. The three levels of the fair value hierarchy under SFAS No. 157 are described below:

•

Level 1 – Relates to observable inputs such as quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

•	Level 2 – Relates to other inputs that are observable, directly or indirectly, such as quoted prices for similar assets and liabilities or market corroborated inputs.

•

Level 3 – Relates to unobservable inputs used when little or no market data is available and requires the Company to develop its own assumptions about how market participants would price the assets or liabilities. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The primary objective of the Company’s investment activities is to preserve principal and fulfill liquidity needs while at the same time maximizing the income the Company receives from the Company’s investments without significantly increasing risk. To achieve this objective, the Company maintains the majority of its portfolio of cash equivalents in money market funds to maximize investment income and minimize investment risk. As of September 30, 2008, the Company believes that its cash equivalents reflect the carrying value which is not subject to any loss or write-down.

As of September 30, 2008, the Company’s cash equivalents were classified as Level 1 assets where inputs are quotes in active markets for identical assets that the Company has the ability to assess on the measurement date. An active market for the Company’s cash equivalents is available in which transactions occur with sufficient frequency and volume which provide pricing information on an ongoing basis.

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Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

For derivative liabilities that use Level 2 inputs, the Company utilizes information obtained directly from observable market inputs which include the Company’s stock price, volatility, and market value of debt and risk free interest rate. For the nine-month period ended September 30, 2008, the Company has recorded approximately $63,000 as a gain on derivative liabilities that use Level 2 inputs. For derivative liabilities that use Level 3 inputs, the Company developed its own assumptions and decision point related to a put/call premium that does not have any observable inputs or available market data to support the fair value. For the nine-month period ended September 30, 2008, the Company has recorded approximately $88,000 as a gain on derivative liabilities that use Level 3 inputs. Both of these are recorded as gains in the accompanying consolidated statements of operations.

The following table represents, by level within the fair value hierarchy, a summary of the fair market value of assets and liabilities the Company held as of September 30, 2008:

September 30, 2008	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents	$21,854,000	$—	$—	$21,854,000

Liabilities:
Derivative liabilities	$—	$4,000	$898,000	$902,000

The reconciliation of the Company’s liabilities measured at fair value on a recurring basis using unobservable inputs (Level 3) is as follows:

Derivative Liability
Balance at January 1, 2008	$986,000
Gain on derivative related to convertible notes	(88,000)

Balance at September 30, 2008	$898,000

(5) Stockholder’s Equity

Equity Plans

The Company has granted stock options to key employees and consultants under its 1991, 1993, 1995 and 1997 Stock Option Plans, and continues to grant stock-based awards under its 2001 Incentive Plan (collectively, the Option Plans). On August 13, 2007, the Board of Directors approved the Company’s 2007 Employment Inducement Award Plan (the “2007 Inducement Plan”) and authorized 500,000 shares of Common Stock for issuance under the 2007 Inducement Plan. The Compensation Committee of the Board of Directors determines the purchase price and vesting schedule applicable to each option grant. As of September 30, 2008, there were no shares reserved for future grants under the 1991, 1993, 1995 and 1997 Plans. The 2001 Incentive Plan, as amended and restated, provides for the grant of non-qualified stock options, incentive stock options, restricted stock, stock appreciation rights, unrestricted stock, deferred stock, convertible securities, and cash and equity-based performance awards. The 2007 Inducement Plan provides for the grant of non-qualified stock options and restricted stock. As of September 30, 2008, there were 2,671,304 shares authorized and 990,944 shares available for future issuance under the 2001 Incentive Plan and 493,750 shares authorized and 104,456 shares available for future issuance under the 2007 Inducement Plan. In addition, under separate agreements not covered by any plan, the Company has granted certain key employees and directors of the Company an aggregate of 65,506 options to purchase common stock. The Company also has an Employee Stock Purchase Plan (ESPP), which was adopted in February 2000, although it was suspended following June 30, 2008. As of September 30, 2008, 431,250 shares were authorized and 25 shares were available for future issuance under this plan.

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

Stock-Based Compensation

The Company accounts for all employee share-based payments, including grants of stock options, restricted stock and stock issued under the ESPP, in accordance with SFAS No. 123 (Revised 2004), “Share-Based Payment” (SFAS No. 123R).

The Company’s policy is to recognize compensation cost for awards with service conditions and graded vesting using the straight-line method. Additionally, its policy is to issue authorized but previously unissued shares to satisfy share option exercises, the issuance of restricted stock and stock issued under the ESPP. The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. In addition, the requisite service period is generally equal to the vesting term. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered option. Ultimately, the actual expense recognized over the vesting period will only be for those shares that vest.

Stock compensation expense recorded in the nine-month periods ended September 30, 2008 and 2007 was approximately $1,044,000 and $2,043,000, respectively. The compensation expense under SFAS No. 123R is recorded in cost of product sales, research and development expense, selling and marketing expense, and general and administrative expense based on the specific allocation of employees receiving the equity awards.

As of September 30, 2008, the Company estimates there is approximately $2,470,000 of total unrecognized compensation cost related to unvested share based awards. These costs are expected to be recognized over a weighted average remaining requisite service period of 1.43 years. The Company expects approximately 838,000 in unvested options to vest at some point in the future. The value of options expected to vest is calculated by applying an estimated forfeiture rate to the unvested options.

(6) Cash and Cash Equivalents

The Company applies the provisions of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (SFAS No. 115). Cash equivalents are short-term, highly liquid investments with maturities of 90 days or less. Cash equivalents are carried at cost, which approximates fair value. The fair value of the Company’s cash equivalents is determined based on market value. At September 30, 2008 and December 31, 2007, cash and cash equivalents totaled $24,778,000 and $48,268,000, respectively.

(7) Long-Term Obligations

Long-term obligations consist of the following (in thousands):

	As of September 30, 2008	As of December 31, 2007
3.50% Convertible senior promissory notes	$188,780	$179,508
3 1/2% Senior convertible promissory notes	829	829
5% Convertible promissory notes	13,300	13,300
Revenue interest assignment	39,304	39,129
12% Senior secured note	20,000	20,000
Capital lease	113	131

	262,326	252,897
Less—short term obligations	13,337	38

	$248,989	$252,859

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

(a) Debt Obligations

On February 6, 2004, in connection with its merger with Genesoft, the Company issued approximately $22,310,000 in principal amount of its 5% convertible five year promissory notes due February 6, 2009 (the “2009 Notes”). Following the exchange offer completed in May 2007 described below, there are approximately $13,300,000 principal amount of the 2009 Notes outstanding at September 30, 2008 which have been classified as short-term obligations on the accompanying consolidated balance sheets. The 2009 Notes are convertible into the Company’s common stock at the option of the holders, at a conversion price of $53.13 per share.

On June 26, 2004, the Company issued $152,750,000 in principal amount of its 3 1/2% senior convertible promissory notes due in April 2011 (the “Original 2011 Notes”). Following the exchange offer completed in May 2007 described below, there are approximately $829,000 principal amount of the Original 2011 Notes outstanding at September 30, 2008. These notes are convertible into the Company’s common stock at the option of the holders at a conversion price of $53.14 per share. The Company may not redeem the outstanding Original 2011 Notes at its election before May 10, 2010. After this date, the Company can redeem all or a part of the Original 2011 Notes for cash at a price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest. The holders’ right of repurchase under the Original 2011 Notes is identical to the right of repurchase under the Existing Notes (defined below) and is described below.

In May 2007, the Company completed (i) an exchange offer with certain holders of the Original 2011 Notes in which the Company exchanged $151,921,000 aggregate principal amount of its new 3.50% Convertible Senior Notes due 2011 (the “Existing Notes”) for $151,921,000 aggregate principal amount of its then outstanding Original 2011 Notes; and (ii) an exchange offer with holders of the 2009 Notes in which the Company exchanged approximately $10,574,000 aggregate principal and accrued interest amounts of its then outstanding 2009 Notes for approximately $13,746,000 aggregate principal amount of the Existing Notes. The Company also issued an additional $60,000,000 of Existing Notes to the public for cash at a public offering price of 77.5% of principal, resulting in $46,500,000 in gross proceeds to the Company.

The Existing Notes are initially convertible into approximately 16,718,000 common shares at a conversion rate of 74.074 shares of the Company’s common stock per $1,000 principal amount of Existing Notes, which is equivalent to a conversion price of approximately $13.50 per share. The Existing Notes are convertible at any time by the holder. In the event of a “fundamental change,” holders of the Original 2011 Notes and the Existing Notes have the right to require the Company to repurchase all or any portion of their notes at a price equal to 100% of the principal amount plus accrued and unpaid interest. Under the indenture for the Original 2011 Notes and the Existing Notes, a fundamental change will be deemed to occur if (i) a change of control transaction occurs in which substantially all of the Company’s common stock is exchanged either for consideration other than common stock that is listed on a U.S. national securities exchange or is exchanged for consideration other than common stock that is approved for quotation on a U.S. system of automated dissemination of quotations of securities or (ii) the Company’s common stock is neither listed for trading on a U.S. national securities exchange nor approved for listing on any U.S. system of automated dissemination of quotations of securities prices.

Before May 10, 2010, the Company may not redeem the Existing Notes. On or after May 10, 2010, the Company may redeem any or all of the Existing Notes at 100% of the principal amount, plus accrued and unpaid interest. In addition, the Company may automatically convert some or all of the Existing Notes on or prior to the maturity date if the closing price of its common shares has exceeded 130% of the conversion price then in effect for at least 20 trading days during any consecutive 30 trading day period ending within five trading days prior to the notice of auto-conversion (the auto-conversion feature). If a holder elects to voluntary convert their Existing

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

Notes or the Company elects to automatically convert some or all of the Existing Notes on or prior to May 10, 2010, the Company will pay additional interest to holders of Existing Notes being converted. This additional interest will be equal to the amount of interest that would have been payable on the Existing Notes from the last day interest was paid on the Existing Notes, through and including May 10, 2010. Additional interest, if any, will be paid in cash or in common shares of the Company, at the Company’s option. If the Company pays additional interest upon a voluntary conversion with its common shares, such shares will be valued at the conversion price that is in effect at that time. If the Company pays additional interest upon an automatic conversion with its common shares, such shares will be valued at 90% of the automatic conversion price that is in effect at that time.

The additional interest payment described above, which may be issued upon conversion, is considered an embedded derivative under SFAS No. 133 and requires bifurcation from the host debt. The Company also considered the provisions of EITF No. 05-2 “The Meaning of “Conventional Convertible Debt Instrument” in Issue 00-19”, and concluded that this is not conventional convertible debt.

In accordance with SFAS No. 133, the Company has separately accounted for the additional interest payment feature of the Existing Notes as an embedded derivative instrument, which is measured at fair value and classified on the accompanying consolidated balance sheets as other long term liabilities. Changes in the fair value of the embedded derivative are recognized in earnings. The derivative liability is revalued quarterly and changes in the fair value through either the date the additional interest payment provisions expire, at which the liability will be zero, or the date at which the additional interest payment provision is triggered, are recorded as other expense or income. For the purpose of accounting for the Existing Notes issued in the exchange offer, the fair value of the embedded derivative upon issuance was subtracted from the carrying value of the debt and reflected as a debt discount. The debt discount is amortized as interest expense using the effective interest method through the date the notes are scheduled to mature.

Convertible debt upon the exchange and new offering on May 1, 2007 consisted of the following (in thousands):

3.50% Convertible senior notes	$225,692
Discount on convertible notes	(50,781)
Embedded derivative	(3,077)

Total	$171,834

The additional Existing Notes generated gross proceeds of $46,500,000. Debt issuance costs, related to the Existing Notes, of approximately $6,057,000 are being amortized to interest expense, on a straight-line basis over the 48 month period to maturity of the notes. As of September 30, 2008, the fair value of the derivative is approximately $4,000 which reflects a change in the fair value of approximately $63,000, which is included as gain on derivative in the accompanying consolidated statements of operations.

For the nine-month period ended September 30, 2008, the Company incurred approximately $5,911,000 in interest expense on its convertible debt, which is payable on a semi-annual basis. Additionally, the Company amortized approximately $9,318,000 as non-cash interest expense related to the accretion of the bond discount and approximately $1,136,000 in new debt issuance costs.

Refer to Note 7(c) for a discussion of the Company’s ongoing 2008 Exchange Offer.

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

(b) Other Financial Arrangements

To finance the acquisition of ANTARA in August 2006, the Company, together with its wholly-owned subsidiary Guardian II Acquisition Corporation (“Guardian II”) (the entity which holds all of the ANTARA assets), entered into several financing agreements with Paul Royalty Fund Holdings II, LP, an affiliate of Paul Capital Partners (“Paul Capital”), including the Revenue Interests Assignment Agreement, the Note Purchase Agreement and the Common Stock and Warrant Purchase Agreement, in consideration for an aggregate amount of $70 million.

Revenue Interests Assignment Agreement

The Company and Guardian II entered into the Revenue Interests Assignment Agreement (the “Revenue Agreement”), pursuant to which the Company sold to Paul Capital the right to receive specified royalties on Oscient’s net sales in the United States (and the net sales of its affiliates and licensees) of FACTIVE tablets and Guardian II sold to Paul Capital the right to receive specified royalties on Guardian II’s net sales in the United States (and the net sales of its affiliates and licensees) of ANTARA capsules, in each case until December 31, 2016 in exchange for an aggregate of $40 million from Paul Capital. The royalty payable to Paul Capital on net sales of ANTARA and FACTIVE are tiered as follows: 9% for the first $75 million in annual net revenues, 6% for annual net revenues in excess of $75 million, but less than $150 million, and 2% for annual net revenues which exceed $150 million. Once the cumulative royalty payments to Paul Capital exceed $100 million, the royalties become nominal.

In connection with the Revenue Agreement, the Company recorded a liability, referred to as the revenue interest liability, of approximately $40 million in accordance with EITF No. 88-18, “Sales of Future Revenues” (EITF No. 88-18) . The Company imputes interest expense associated with this liability using the effective interest rate method and has recorded a corresponding accrued interest liability. The effective interest rate is calculated based on the rate that would enable the debt to be repaid in full over the life of the arrangement. The interest rate on this liability may vary during the term of the agreement depending on a number of factors, including the level of ANTARA and FACTIVE sales. Payments made to Paul Capital as a result of ANTARA and FACTIVE sales levels will reduce the accrued interest liability and the principal amount of the revenue interest liability. The Company currently estimates that the imputed interest rate associated with this liability will be approximately 19.58%. The Company recorded approximately $5,298,000 and $4,575,000 in interest expense related to this agreement in the nine-month periods ended September 30, 2008 and 2007, respectively. Through September 30, 2008, there have been no principal payments made to Paul Capital as a result of ANTARA or FACTIVE sales.

In the event of (i) a change of control of Oscient or Guardian II, (ii) a bankruptcy of Oscient or Guardian II, (iii) a transfer by Oscient or any of its subsidiaries of substantially all of either ANTARA or FACTIVE, (iv) subject to a cure period, breach of certain material covenants and representations in the Revenue Agreement or (v) in the event the sale of ANTARA is suspended due to a court issued injunction or the Company elects to suspend sales of ANTARA, in each case as a result of a lawsuit by certain third parties (each a Put Event), Paul Capital has the right to require the Company and Guardian II to repurchase from Paul Capital its royalty interest at a price in cash which equals the greater of (a) 200% of cumulative payments made by Paul Capital under the Revenue Agreement less the cumulative royalties previously paid to Paul Capital; or (b) the amount which will provide Paul Capital, when taken together with the royalties previously paid, a 22% internal rate of return (the “Put/Call Price”). During the term of the agreement through September 30, 2008, the Company and Guardian II have paid approximately $14,262,000 in royalty payments to Paul Capital. Upon a bankruptcy event, the terms of the Revenue Agreement require the Company and Guardian II to repurchase the Paul Capital royalty interest at the Put/Call Price. In the event of a change of control of Oscient, the Company has the right to repurchase the

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

Paul Capital royalty interest for an amount equal to the Put/Call Price. The Company has determined that Paul Capital’s put option and the Company’s call option meet the criteria to be considered an embedded derivative and should be accounted for as such. The Company initially recorded a net liability of $1,005,000 related to the put/call option to reflect its estimated fair value as of the date of the agreement, in accordance with SFAS No. 133 . This liability is revalued on a quarterly basis to reflect any changes in the fair value and any gain or loss resulting from the revaluation is recorded in earnings. As of September 30, 2008, the fair value of the derivative is approximately $898,000 which reflects a change in the fair value of approximately $88,000 which has been recorded as a gain on derivative in the accompanying consolidated statements of operations.

During the first two fiscal years immediately following the fiscal year in which combined annual net sales of ANTARA and FACTIVE are equal to or greater than $125 million, the Company and Guardian II have the right, but not the obligation, to reduce the royalty percentages due under the Revenue Agreement to Paul Capital by fifty percent (50%) by paying Paul Capital a price in cash which will provide Paul Capital, when taken together with the royalties previously paid, a 22% internal rate of return. During the first two fiscal years immediately following the fiscal year in which combined annual net sales of ANTARA and FACTIVE are equal to or greater than $250 million, the Company and Guardian II have the right, but not the obligation, to repurchase the Paul Capital royalty interest at a price in cash which will provide Paul Capital, when taken together with the royalties previously paid, a 22% internal rate of return.

Note Purchase Agreement

Guardian II entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with Paul Capital pursuant to which Guardian II issued and sold a $20,000,000 aggregate principal amount of 12% senior secured note (the “Note”), due on the fourth anniversary of the closing date, subject to Guardian II’s option to extend the maturity to the sixth anniversary of the closing date, provided (i) there are no defaults under the Note at the time, and (ii) the Company issues to Paul Capital, at the time of the exercise of such option, a warrant for such number of shares of common stock equal to 10% of the principal balance plus accrued interest divided by $6.94, with an exercise price of $6.94 per share. If the Company exercises such option, the number of shares subject to the warrant issuable to Paul Capital would be between 288,018 shares and 367,529 shares, depending upon the amount, if any, of the interest payable on the Note the Company elects to have added to the principal of the Note rather than paid in cash as described below.

Interest is payable semi-annually in arrears on the last day of each of March and September. Guardian II has the option to pay interest in cash or to have 50% of the interest paid in cash and 50% of the interest added to principal. In the event of a change of control of the Company or on or after the second anniversary of the closing, the Company may at its option prepay all or any part of the Note at a premium which declines over time. In the event of default, with “event of default” defined as a continuing Put Event under the Revenue Agreement as described in more detail above, the outstanding principal and interest in the Note shall become immediately due and payable. From inception of the Note Purchase Agreement, the Company exercised its option to add interest expense payable to the principal of the Note. As of September 30, 2008, the amount added to the principal was approximately $2,675,000. This amount is recorded as other long-term liabilities on the accompanying consolidated balance sheets.

Subject to the Revenue Agreement and the Note Purchase Agreement, without the prior written consent of Paul Capital, the Company has agreed not to (i) amend, waive any rights under, or terminate any material license agreements, including the agreements relating to the ANTARA and FACTIVE products, (ii) enter into any new

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

agreement or amend or fail to exercise any of its material rights under existing agreements that would have a material adverse effect on Paul Capital’s royalty interest, and (iii) sell any material assets related to ANTARA or FACTIVE.

Pursuant to the terms of the Revenue Agreement and the Note Purchase Agreement, Guardian II and Paul Capital entered into a Security Agreement (the “Security Agreement”) under which Guardian II granted to Paul Capital a security interest in and to substantially all assets owned by Guardian II (including rights to the ANTARA products) in order to secure its performance under each of the Revenue Agreement, the Note Purchase Agreement and the Note. To the extent the indebtedness under certain of its pre-existing debt obligations is refinanced or replaced and such replacement or refinancing indebtedness is secured, the Company has agreed to equally and ratably secure its obligations under the Revenue Agreement.

Common Stock and Warrant Purchase Agreement

As part of the financing, the Company and Paul Capital also entered into a Common Stock and Warrant Purchase Agreement (the “Stock and Warrant Purchase Agreement”), pursuant to which, in exchange for $10,000,000, the Company sold to Paul Capital 1,388,889 shares (the “Shares”) of the Common Stock, at a price of $7.20 per share (the “Private Placement”) and issued Paul Capital a warrant (the “Warrant”) to purchase 288,018 shares of Common Stock (the “Warrant Shares”) at an exercise price of $6.94. The Warrant is exercisable for seven years from the date of closing. The Warrant contains a net share settlement feature and penalties if the Company does not deliver the applicable amount of Warrant Shares within three trading days of exercise of a Warrant by Paul Capital. The Warrant also contains provisions providing that, at Paul Capital’s election, the Company must repurchase the Warrant from Paul Capital upon a sale of the Company in which the consideration for such sale is solely cash. The warrant has not been exercised as of September 30, 2008. The Company agreed, pursuant to the Stock and Warrant Purchase Agreement, to elect one person designated by Paul Capital to its Board of Directors following the closing and to continue to nominate one person designated by Paul Capital for election to its Board of Directors by its shareholders. The director designated by Paul Capital shall resign and the Company shall no longer be required to nominate a director designated by Paul Capital upon the later of the following events: (1) if Paul Capital ceases to own at least five percent of the Company’s Common Stock or securities convertible into its Common Stock; (2) if the Company owes Paul Capital less than $5,000,000 under the Note pursuant to the Note Purchase Agreement; (3) the cumulative payments to Paul Capital made by the Company under the terms of the Revenue Agreement first exceed 250% of the consideration paid to the Company by Paul Capital; or (4) if the amounts due by the Company pursuant to the Revenue Agreement cease to be due. If at any time Paul Capital’s designee is not elected to the Company’s Board of Directors, Paul Capital’s designee will have a right to participate in all meetings of the Company’s Board of Directors in a nonvoting observer capacity.

The following table presents future maturities of the Company’s debt (in thousands):

Year-Ending December 31,
2008	$19
2009	13,338
2010	20,038
2011	189,627
2012	—
Thereafter	39,304

Total	$262,326

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

(c) 2008 Exchange Offering

On October 21, 2008, the Company announced an offer (the “Exchange Offer”) to exchange all of its outstanding 3.50% Convertible Senior Notes due 2011 for 12.50% Convertible Senior Notes due 2011 and shares of the Company’s common stock upon exchange in accordance with the terms contained in the Registration Statement on Form S-4 originally filed with the Securities Exchange Commission on September 10, 2008 and amended by Amendment No. 1 filed on October 8, 2008, Amendment No. 2 filed on October 21, 2008 and Amendment No. 3 filed on November 7, 2008. The Exchange Offer will expire at 11:59 p.m., New York City time, on November 21, 2008, unless extended or terminated by the Company. The consummation of the Exchange Offer is subject to certain customary conditions and subject to applicable law, the Company may, in its sole discretion, waive any condition applicable to the Exchange Offer or extend or terminate or otherwise amend the Exchange Offer. There is no guarantee that the Company will be able to complete the Exchange Offer or that a substantial number of the holders of our 3.50% Convertible senior notes 2011 will elect to participate in the Exchange Offer. If the Exchange Offer is consummated, the transaction will be accounted for as a troubled debt restructuring in accordance with FASB Statement No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings” (“SFAS No. 15”) and the Company expects to recognize a significant gain.

Pursuant to the terms of the Exchange Offer, for each $1,000 principal amount of the outstanding 3.50% Convertible Senior 2011 Notes, the Company would issue $400 principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 and shares of the Company’s common stock having a value equal to $100, based on the simple average of the daily volume-weighted average price of a share of the Company’s common stock on The NASDAQ Global Market for each of the five trading days prior to and including the second business day before the expiration date of the exchange offer; provided, that in no event would the Company issue more than 100 shares of its common stock per each $1,000 principal amount of the 3.50% Convertible Notes due in 2011 tendered, which reflects a minimum issue price of $1.00 per share.

(8) Supply Agreement for ANTARA

In accordance with the acquisition of ANTARA in August of 2006, the Company was assigned rights to and assumed certain obligations under an exclusive license to the rights to ANTARA licensed from Ethypharm. In order to maintain the exclusivity of these rights, the Company must achieve minimum annual sales in the United States until February 2012 or pay amounts to Ethypharm to compensate for any shortfall. As of September 30, 2008, the Company has recorded approximately $605,000 related to the potential minimum royalty obligation to Ethypharm. During the term of the agreement, the Company is obligated to pay Ethypharm a royalty on sales of ANTARA in the U.S. including a royalty on other fenofibrate monotherapy products in formulations and dosage forms that may be substantially similar or identical to ANTARA developed by the Company. The license term expires in February 2020 and, absent notice of termination by either party, automatically renews for additional two year periods. Under the terms of the agreement, at the Company’s option, Ethypharm is obligated to either manufacture and deliver to the Company finished fenofibrate product or deliver API to the Company for encapsulation and packaging. Ethypharm also has a right of first refusal on any divestiture of the ANTARA rights by the Company. Additional Company obligations under the Ethypharm agreement include funding a portion of the active pharmaceutical ingredient safety stock that Ethypharm is required to maintain.

(9) Supply Agreement for FACTIVE

The Company licenses from LG Life Sciences the right to develop and commercialize FACTIVE (gemifloxacin mesylate) tablets, a novel fluoroquinolone antibiotic, in North America, France, Germany, the United Kingdom, Luxembourg, Ireland, Italy, Spain, Portugal, Belgium, the Netherlands, Austria, Greece, Sweden, Denmark,

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

Finland, Norway, Iceland, Switzerland, Andorra, Monaco, San Marino, Vatican City, Poland, Czech Republic, Slovakia, Slovenia, Hungary, Estonia, Latvia, Lithuania, Liechtenstein, Malta, Cyprus, Romania, Bulgaria, Croatia, Serbia and Montenegro, Bosnia and Herzegovina, Albania and the Former Yugoslav Republic of Macedonia. The term of the agreement with respect to each country extends at least through the life of the patents covering gemifloxacin in such country. In the United States, the last of the issued patents for composition of matter expires in 2018. The patent term could extend further in countries outside of the U.S. depending upon several factors, including whether the Company obtains patent extensions and the timing of its commercial sale of the product in a particular country.

Under the terms of the agreement, LG Life Sciences has agreed to supply and the Company is obligated to purchase from LG Life Sciences all of its anticipated commercial requirements for the FACTIVE API. LG Life Sciences currently supplies the FACTIVE API from its manufacturing facility in South Korea.

The agreement with LG Life Sciences also requires the Company to achieve minimum gross sales level of $30 million from its licensed territories over a 12-month period of time starting in approximately the third quarter of 2007 to the third quarter of 2008, which if not met, LG Life Sciences could elect to terminate the agreement and have the technology be returned to LG Life Sciences. Based on data available at the time of this filing, including unaudited data from the Company’s logistics provider and sublicensees, the Company believes that it has achieved the minimum gross sales threshold level. L.G. Life Sciences plans to begin an audit of this data in the fourth quarter of 2008. Under this agreement, the Company is responsible, at its expense and through consultation with LG Life Sciences, for the clinical and commercial development of gemifloxacin in the countries covered by the license, including conducting clinical trials, filing drug approval applications with the FDA and other applicable regulatory authorities and marketing, distributing and selling of gemifloxacin in its territory.

The Company is obligated to pay a royalty on sales of FACTIVE in North America and the territories covered by the license in Europe. These royalty obligations expire with respect to each country covered by the agreement on the later of (i) the expiration of the patents covering FACTIVE in such country or (ii) the expiration of data exclusivity in Mexico, Canada or the European Union respectively, or 2014 in the U.S. The Company is also obligated to make aggregate milestone payments of up to $40 million to LG Life Sciences upon achievement of additional regulatory approvals and sales thresholds.

(10) Guarantor and Non-Guarantor Financial Information

Guardian II Acquisition Corporation (“Guarantor Subsidiary”), a wholly owned subsidiary of Oscient Pharmaceuticals Corporation (“Parent Company”), has guaranteed the notes to be issued in the proposed Exchange Offer discussed in Note 7c. As discussed in Note 7(b), Guarantor Subsidiary was formed during 2006 in connection with the Company’s acquisition of ANTARA. Separate financial statements and other disclosures concerning the Parent Company and Guarantor Subsidiary are not presented because Guarantor Subsidiary is 100% wholly owned by the Parent Company and will fully and unconditionally guarantee such debt. The following tables present consolidating financial information for the Parent Company, Guarantor Subsidiary and Non-Guarantor Subsidiary of Oscient Pharmaceuticals Corporation. The equity method of accounting is used to reflect investments of the Parent Company in its Guarantor and Non-Guarantor Subsidiaries. Costs and expenses are recorded by the entities on a specific basis, or where necessary, allocated based upon net revenues. All intercompany transactions are eliminated in consolidation. The Company is presenting the financial information of the Parent Company and Guarantor Subsidiary separately for the three- and nine-months ended September 30, 2008 and 2007 in accordance with Rule 3-10(e) of Regulation S-X.

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

Condensed Supplemental Consolidating Balance Sheet

As of September 30, 2008

(in thousands)

	Parent Company	Guarantor Subsidiary	Non- Guarantor Subsidiary	Eliminations	Consolidated
ASSETS
Current Assets:
Cash and cash equivalents	$11,064	$9,268	$4,446	$—	$24,778
Accounts receivable	1,964	6,483	—	—	8,447
Inventories, net	3,366	4,031	—	—	7,397
Intercompany receivable	12,574	—	—	(12,574)	—
Prepaid expenses and other current assets	3,955	693	5	—	4,653

Total current assets	32,923	20,475	4,451	(12,574)	45,275
Property and Equipment, net	669	—	—	—	669
Restricted cash	4,198	—	—	—	4,198
Other assets	4,130	324	—	—	4,454
Investment in subsidiaries	4,451	—		(4,451)	—
Intangible assets, net	52,499	51,573	—	—	104,072
Goodwill	59,604	16,387	—	—	75,991

Total Assets	$158,474	$88,759	$4,451	$(17,025)	$234,659

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current Liabilities:
Current maturities of long-term obligations	$13,337	$—	$—	$—	$13,337
Accounts payable	10,078	2,534	—	—	12,612
Intercompany payable	—	50,237	—	(50,237)	—
Accrued expenses and other current liabilities	17,261	9,895		—	27,156
Current portion of accrued facilities impairment charge	3,182	—	—	—	3,182
Deferred revenue	364	—	—	—	364

Total current liabilities	44,222	62,666	—	(50,237)	56,651
Long-term liabilities:
Long-term obligations, net of current maturities	189,685	59,304	—	—	248,989
Noncurrent portion of accrued facilities impairment charge	5,269	—	—	—	5,269
Other long-term liabilities	4	4,452		—	4,456
Deferred revenue	—	—	—	—	—
Shareholders’ (Deficit) Equity:
Series B restricted common stock	—	—	—	—	—
Common stock	1,425	—	12	(12)	1,425
Additional paid-in-capital	416,856	23,136	4,359	(27,495)	416,856
Accumulated deficit	(498,987)	(60,799)	80	60,719	(498,987)

Total shareholders’ (deficit) equity	(80,706)	(37,663)	4,451	33,212	(80,706)

Total Liabilities and Stockholders’ (Deficit) Equity	$158,474	$88,759	$4,451	$(17,025)	$234,659

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

Condensed Supplemental Consolidating Balance Sheet

As of December 31, 2007

(in thousands)

	Parent Company	Guarantor Subsidiary	Non-Guarantor Subsidiary	Eliminations	Consolidated
ASSETS
Current Assets:
Cash and cash equivalents	$29,226	$13,693	$5,349	$—	$48,268
Notes receivable	486	—	—	—	486
Accounts receivable	4,444	10,588	—	—	15,032
Inventories, net	5,429	3,630	—	—	9,059
Intercompany receivable	26,240	—	—	(26,240)	—
Prepaid expenses and other current assets	1,777	1,087	22	—	2,886

Total current assets	67,602	28,998	5,371	(26,240)	75,731
Property and Equipment, net	807	—	—	—	807
Restricted cash	4,198	—	—	—	4,198
Other assets	5,230	355	—	—	5,585
Investment in subsidiaries	5,371	—	—	(5,371)	—
Intangible assets, net	56,075	54,828	—	—	110,903
Goodwill	60,573	16,387	—	—	76,960

Total Assets	$199,856	$100,568	$5,371	$(31,611)	$274,184

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current Liabilities:
Current maturities of long-term obligations	$38	$—	$—	$—	$38
Accounts payable	7,582	2,680	—	—	10,262
Intercompany payable	—	46,903	—	(46,903)	—
Accrued expenses and other current liabilities	12,774	8,154	—	—	20,928
Current portion of accrued facilities impairment charge	2,128	—	—	—	2,128
Accrued restructuring charge	364	—	—	—	364

Total current liabilities	22,886	57,737	—	(46,903)	33,720
Long-term liabilities:
Long-term obligations, net of current maturities	193,730	59,129	—	—	252,859
Noncurrent portion of accrued facilities impairment charge	8,831	—	—	—	8,831
Other long-term liabilities	2,851	4,365	—	—	7,216
Deferred revenue	273	—	—	—	273
Shareholders’ (Deficit) Equity:
Series B restricted common stock	—	—	—	—	—
Common stock	1,389	—	12	(12)	1,389
Additional paid-in-capital	415,654	23,136	4,735	(27,871)	415,654
Accumulated deficit	(445,758)	(43,799)	624	43,175	(445,758)

Total shareholders’ (deficit) equity	(28,715)	(20,663)	5,371	15,292	(28,715)

Total Liabilities and Shareholders’ (Deficit) Equity	$199,856	$100,568	$5,371	$(31,611)	$274,184

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

Condensed Supplemental Consolidating Statements of Operations

(in thousands)

	For the nine-months ended September 30, 2008
	Parent Company	Guarantor Subsidiary	Non- Guarantor Subsidiary	Eliminations	Consolidated
Net revenues	$11,351	$49,087	$—	$—	$60,438
Total costs and expenses	25,166	64,729	—	—	89,895

Loss from operations	(13,815)	(15,642)	—	—	(29,457)
Other income (expense):
Interest income	370	165	80	—	615
Interest expense	(17,595)	(7,053)	—	—	(24,648)
Gain on disposition of investment	412	—	—	—	412
Gain on derivative related to long-term debt	63	88	—	—	151
Loss from subsidiaries	(16,920)	—	—	16,920	—
Other Income	13	—	—	—	13

Net other (expense) income	(33,657)	(6,800)	80	16,920	(23,457)

(Loss) income before income tax	(47,472)	(22,442)	80	16,920	(52,914)
(Provision for) benefit from income tax	(5,757)	5,442	—	—	(315)

Net (loss) income	$(53,229)	$(17,000)	$80	$16,920	$(53,229)

	For the nine-months ended September 30, 2007
	Parent Company	Guarantor Subsidiary	Non- Guarantor Subsidiary	Eliminations	Consolidated
Net revenues	$15,479	$39,201	$—	$—	$54,680
Total costs and expenses	30,900	55,923	—	—	86,823

Loss from operations	(15,421)	(16,722)	—	—	(32,143)
Other income (expense):
Interest income	1,420	425	137	—	1,982
Interest expense	(12,207)	(6,458)	—	—	(18,665)
Gain on disposition of investment	231	—	—	—	231
Gain on derivative related to long-term debt	2,800	—	—	—	2,800
Gain on exchange of convertible notes	30,824	—	—	—	30,824
Loss from subsidiaries	(17,455)	—	—	17,455	—
Other Income	112	—	—	—	112

Net other income (expense)	5,725	(6,033)	137	17,455	17,284

(Loss) income before income tax	(9,696)	(22,755)	137	17,455	(14,859)
(Provision for) benefit from income tax	(5,486)	5,163	—	—	(323)

Net (loss) income	$(15,182)	$(17,592)	$137	$17,455	$(15,182)

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

	For the three-months ended September 30, 2008
	Parent Company	Guarantor Subsidiary	Non- Guarantor Subsidiary	Eliminations	Consolidated
Net revenues	$3,695	$18,092	$—	$—	$21,787
Total costs and expenses	7,944	20,955	—	—	28,899

Loss from operations	(4,249)	(2,863)	—	—	(7,112)
Other income (expense):
Interest income	61	34	16	—	111
Interest expense	(6,105)	(1,856)	—	—	(7,961)
Gain on disposition of investment	—	—	—	—	—
Gain on derivative related to long-term debt	16	21	—	—	37
Loss from subsidiaries	(2,811)	—	—	2,811	—
Other Income	3	—	—	—	3

Net other (expense) income	(8,836)	(1,801)	16	2,811	(7,810)

(Loss) income before income tax	(13,085)	(4,664)	16	2,811	(14,922)
(Provision for) benefit from income tax	(1,942)	1,837	—	—	(105)

Net (loss) income	$(15,027)	$(2,827)	$16	$2,811	$(15,027)

	For the three-months ended September 30, 2007
	Parent Company	Guarantor Subsidiary	Non- Guarantor Subsidiary	Eliminations	Consolidated
Net revenues	$2,772	$12,796	$—	$—	$15,568
Total costs and expenses	8,720	21,684	—	—	30,404

Loss from operations	(5,948)	(8,888)	—	—	(14,836)
Other income (expense):
Interest income	529	172	70	—	771
Interest expense	(5,800)	(2,018)	—	—	(7,818)
Gain on disposition of investment	73	—	—	—	73
Gain on derivative related to long-term debt	2,406	—	—	—	2,406
Gain on exchange of convertible notes	—	—	—	—	—
Loss from subsidiaries	(8,618)	—	—	8,618	—
Other Income	15	—	—	—	15

Net other (expense) income	(11,395)	(1,846)	70	8,618	(4,553)

(Loss) income before income tax	(17,343)	(10,734)	70	8,618	(19,389)
(Provision for) benefit from income tax	(2,154)	2,046	—	—	(108)

Net (loss) income	$(19,497)	$(8,688)	$70	$8,618	$(19,497)

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

Condensed Supplemental Consolidating Statement of Cash Flows

	For the nine-months ended September 30, 2008
	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES	$(20,034)	$(4,425)	$98	$—	$(24,361)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposition of investment	412	—	—	—	412
Purchase of property and equipment	(166)	—	—	—	(166)
(Increase) decrease in other assets	(35)	—	—	—	(35)
Distribution from subsidiary	1,000	—	—	(1,000)	—
Proceeds from notes receivable	486	—	—	—	486

Net cash provided by investing activities	1,697	—	—	(1,000)	697
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of stock under employee stock purchase plan	193	—	—	—	193
Distribution to parent	—	—	(1,000)	1,000	—
Payments on long-term obligations	(19)	—	—	—	(19)

Net cash provided by (used in) financing activities	174	—	(1,000)	1,000	174

NET INCREASE IN CASH AND CASH EQUIVALENTS	(18,163)	(4,425)	(902)	—	(23,490)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	29,227	13,693	5,348	—	48,268

CASH AND CASH EQUIVALENTS, END OF PERIOD	$11,064	$9,268	$4,446	$—	$24,778

	For the nine-months ended September 30, 2007
	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES	$(32,513)	$7,217	$144	$—	$(25,152)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposition of investment	231	—	—	—	231
Purchase of property and equipment	(50)	—	—	—	(50)
Proceeds from sale of property and equipment	3	—	—	—	3
Decrease in restricted cash	2,482	—	—	—	2,482
Increase in other assets	(1,066)	(77)	—	—	(1,143)
Advances to subsidiary	(3,500)	—	—	3,500	—
Proceeds from notes receivable	632	—	—	—	632

Net cash used in investing activities	(1,268)	(77)	—	3,500	2,155
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of notes, net of issuance discount	41,524	—	—	—	41,524
Proceeds from exercise of stock options	17	—	—	—	17
Proceeds from issuance of stock under employee stock purchase plan	404	—	—	—	404
Advances from parent	—	—	3,500	(3,500)	—
Payments on long-term obligations	(28)				(28)

Net cash provided by financing activities	41,917	—	3,500	(3,500)	41,917

NET INCREASE IN CASH AND CASH EQUIVALENTS	8,136	7,140	3,644	—	18,920
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	26,048	9,495	2,653	—	38,196

CASH AND CASH EQUIVALENTS, END OF PERIOD	$34,184	$16,635	$6,297	$—	$57,116

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

(11) Subsequent Event

Notice of De-listing

On October 3, 2008, the Company received a notification from The NASDAQ Listings Qualifications of The NASDAQ Stock Market LLC (“NASDAQ”) that, as of October 2, 2008, the Company’s market value of publicly held shares (“MVPHS”) had closed below the minimum $15 million threshold set forth in Marketplace Rule 4450(b)(3) for the previous thirty (30) consecutive business days, a requirement for continued listing. For NASDAQ purposes, MVPHS is the market value of the Company’s publicly held shares, which is calculated by subtracting all shares held by officers, directors or beneficial owners of 10% or more of an issuer’s common stock from the issuer’s total shares outstanding.

On October 23, 2008 the Company received notification from NASDAQ that given the current extraordinary market conditions, NASDAQ has suspended the enforcement of the rules requiring a MVPHS and a minimum $1 closing bid price (“Rule Suspension”). As a result of the Rule Suspension, all companies presently in the compliance process will remain at that same stage of the process; however, companies can regain compliance during the suspension period. NASDAQ will not take any action to delist any security for these concerns during the suspension period, which will remain in effect through Friday, January 16, 2009. These rules will be reinstated on Monday, January 19, 2009. Under the Rule Suspension, the Company will now have until April 7, 2009 to regain compliance by evidencing a minimum $15 million MVPHS for ten (10) consecutive business days. If the Company does not regain compliance with the MVPHS requirement by April 7, 2009, the Company will receive written notification of delisting from NASDAQ and at that time will be entitled to request a hearing before a NASDAQ Listing Qualifications Panel (“Panel”) to present its plan to regain compliance with the MVPHS requirement.

If the Company’s efforts to regain compliance are successful and the MVPHS exceeds $15 million for ten (10) consecutive days before April 7, 2009 as a result of the Rule Suspension, the Company will regain compliance with respect to the MVPHS requirement. In the event the Company does not regain compliance, it may appeal the determination to the Panel. In the event that the Company fails to regain compliance and is unsuccessful in an appeal to the Panel, the Company’s securities will be delisted from The NASDAQ Global Market. In the event that the Company’s securities are delisted from The NASDAQ Global Market, the Company may not be able to meet the requirements necessary for its common stock (i) to transfer to, or list on, a U.S. national securities exchange, including The NASDAQ Capital Market or (ii) be approved for listing on a U.S. system of automated dissemination of quotations. If such event in (i) or (ii) above occurred, holders of the Company’s existing 3.50% Convertible Senior Notes due 2011 have, and holders of the proposed new notes (as described in the Exchange Offer in Note 7(c)) will have, the right to require the Company to repurchase for cash the outstanding principal amount of the existing 3.50% Convertible Senior Notes due 2011 and the proposed new notes, as applicable, plus accrued and unpaid interest through such date. There is currently approximately $225.7 million principal amount of existing 3.50% Convertible Senior Notes due 2011 outstanding. The Company may not have sufficient cash or be able to raise sufficient additional capital to repay the existing 3.50% Convertible Senior Notes due 2011 or any proposed new notes, as applicable, if requested to be repurchased by the holders.

Amendment of Revenue Interests Assignment Agreement

On November 5, 2008, the Company, along with its wholly-owned subsidiary Guardian II entered into a First Amendment (the “Amendment”) to the Revenue Agreement with Paul Capital. The effectiveness of the Amendment is contingent upon, among other closing conditions, the closing of the Company’s pending Exchange Offer.

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

The Amendment provides that Paul Capital will consent to the grant by Guardian II of a second-ranking security interest in and to the assets of Guardian II to secure Guardian II’s guarantee of the notes that will be issued in the Exchange Offer. Guardian II granted a first priority security interest to Paul Capital in 2006 in substantially all of its assets in order to secure the obligations of the Company and Guardian II under the Revenue Agreement and the Note Purchase Agreement dated July 21, 2006.

Under the terms of the Amendment, in the event that the sum of the net sales of ANTARA and FACTIVE in the U.S. and the gross margin received by the Company from sales of FACTIVE outside of the U.S. (for which the definition of net revenues has been expanded to include in this Amendment) is less than 85% of certain specified annual sales thresholds, then Paul Capital will be entitled to (i) an increase from 9% to 12% in the applicable royalty percentage payable on the first $75 million of sales of such products in the applicable year, and (ii) an increase from 6% to 8% in the applicable royalty percentage payable on net sales of such products in excess of $75 million and less than $150 million in the applicable year. The specified sales thresholds are $115 million in 2009, $135 million in 2010, $150 million in 2011 and $175 million thereafter through the term. Furthermore, the Amendment provides that in the event that the Company fails to achieve the specified sales threshold in any applicable year, the increased applicable royalty percentage shall also be payable on the net sales of any future drug products acquired or in-licensed by the Company or its subsidiaries. The increase in the applicable percentage payable on net sales shall be limited to a maximum payment to Paul Capital of $2.25 million per year and $15 million during the term of the Revenue Agreement, and in no event shall such payment exceed the amount which Paul Capital would have received in the applicable year had the specified sales threshold for that year been achieved.

The Amendment also provides that in the event that the Company or its subsidiaries acquires or in-licenses additional drug products, the Company shall make a one-time milestone payment to Paul Capital of $1.25 million on the second anniversary of the Company’s first commercial sale of any such product.

Under the terms of the Amendment, in the event that Paul Capital and the Company determine that the fair market value of the collateral in which Paul Capital has been granted a security interest by Guardian II is less than the Put/Call Price (see Note 7b), the Company will elect, in its sole discretion, to either grant Paul Capital a security interest in 25% of each additional drug product acquired or in-licensed by the Company or its subsidiaries, or pay Paul Capital $1.5 million on the second year anniversary of the Company’s first commercial sale of each such product.

The Amendment also provides that any acceleration or failure to pay the notes to be issued in the Exchange Offer shall be considered a Put Event (see Note 7b).

Upon the effectiveness of the Amendment the Company will issue to Paul Capital (i) a $2.0 million aggregate principal amount note which will be substantially identical to the notes issued in the Exchange Offer, and (ii) 500,000 shares of the Company’s common stock. The Company also has granted certain registration rights to Paul Capital with respect to the note and the shares. Additionally, upon the effectiveness of the Amendment, the Company agreed to amend the exercise price of the Common Stock Purchase Warrant dated August 18, 2006 issued to Paul Capital to purchase 288,018 shares of the Company’s common stock to be equal to the closing price of the Company’s Common Stock on the NASDAQ Global Market on the date immediately preceding the closing of the Exchange Offer.

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

The effectiveness of the Amendment is contingent upon, among other things, Paul Capital entering into an intercreditor agreement governing the rights between Paul Capital’s first ranking security interest and the second ranking security interest, Guardian II entering into a security agreement granting the second ranking security interest and the closing of the Exchange Offer.

If the Exchange Offer is consummated, it will be accounted for as a troubled debt restructuring in accordance with SFAS No. 15. The Company will record any cost associated with the Amendment (including repricing of warrants and issuance of new common shares) as an offset to the gain on restructuring. However, any contingently determinable costs associated with this Amendment will be expensed when considered probable and reasonably estimable.

The Exchange Agent:

U.S. BANK NATIONAL ASSOCIATION

By Mail or Overnight Courier

U.S. Bank National Association

Attn. Specialized Finance

60 Livingston Avenue

St. Paul, MN 55107

By Facsimile Transmission:

(617) 603-6683

Phone:

Confirm by Telephone:

(617) 603-6553

The Information Agent:

THE ALTMAN GROUP, INC.

1200 Wall Street West, 3rd Floor

Lyndhurst, New Jersey 07071

Holders call toll-free: (866) 751-6316

Banks and Brokers call: (201) 806-7300

Fax: (201) 460-0050

Any questions or requests for assistance with tendering your existing 2011 notes or additional copies of this prospectus and the letter of transmittal may be directed to the information agent at its telephone number and location set forth above. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the exchange offer.

The Dealer Managers for the Exchange Offer:

LAZARD CAPITAL MARKETS LLC	MTS SECURITIES, LLC
30 Rockefeller Plaza	623 Fifth Avenue, 15th floor
New York, New York 10020	New York, New York 10020

4 Embarcadero Center
San Francisco, CA 94111
(415) 281-3420
Attention: Convertible Securities Desk
Simon Manning